As filed with the Securities and Exchange Commission on July_______, 2019

Registration No. 033-________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form S-6

For Registration under the Securities Act of 1933

Of

Securities of Unit Investment Trusts Registered on Form N-8B-2

Merrill Lynch Life Variable Life Separate Account II

(Registrant)

Transamerica Life Insurance Company

(Name of Depositor)

(Former Depositor, Transamerica Advisors Life Insurance Company)

4333 Edgewood Rd., N.E.

Cedar Rapids, IA 52499

(Address of Depositor’s Principal Executive Offices)

Brian Stallworth, Esquire

Transamerica Life Insurance Company

4333 Edgewood Road N.E.

Cedar Rapids, IA 52499

(Name and complete address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box)

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered: Units of Interest in Single Premium Variable Life Insurance Policies.

Approximate date of proposed public offering:

Explanatory Note

Registrant is filing this Registration Statement for the purpose of registering interests under Prime Plan I, Prime Plan II, Prime Plan III, Prime Plan IV, and Directed Life single premium variable life insurance policies (collectively, “Policies”) on a new Form S-6. Interests under the Policies were previously registered on Form S-6 (File No. 033-43057) and funded by Merrill Lynch Life Variable Life Separate Account II (registered on Form N-8B-2, File No. 811-06227). Upon effectiveness of the merger between Transamerica Advisors Life Insurance Company with and into Transamerica Life Insurance Company (“TLIC”), TLIC became the obligor of the Policies and Merrill Lynch Life Variable Life Separate Account II was transferred intact to TLIC.

Directed Life

Prime Plan I

Prime Plan II

Prime Plan III

Prime Plan IV

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Advisors Life Insurance Company)

Merrill Lynch Life Variable Life Separate Account II

Supplement Dated July 1, 2019

to the

Prospectus dated:

Prime Plan I (May 1, 1993)

Prime Plan II (May 1, 1993)

Prime Plan III (May 1, 1993)

Prime Plan IV (May 1, 1998)

Directed Life (January 2, 1991)

as Supplemented

Home Office: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52249

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 333-6524

Transamerica Life Insurance Company (“TLIC”) is amending the prospectus for the Prime Plan I, Prime Plan II, Prime Plan III, Prime Plan IV and Directed Life policies (the “Policies,” each a “Policy”) to provide information regarding the merger (the “Merger”) of the issuer of your Policy, Transamerica Advisors Life Insurance Company (“TALIC”), formerly known as Merrill Lynch Life Insurance Company, with and into TLIC.

TALIC no longer sells the Policies. Following the Merger, TLIC will not issue new Policies.

Effective on or about July 1, 2019, TALIC merged with and into its affiliate TLIC. Before the Merger, TALIC was the issuer of the Policies. Upon consummation of the Merger, TALIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TALIC, including Merrill Lynch Life Variable Life Separate Account II (the “Separate Account”) that funds the Policies, and the assets of the Separate Account. As a result of the merger, TLIC became responsible for all liabilities and obligations of TALIC, including those created under the policies. The Policies have thereby become single premium variable life insurance policies funded by a separate account of TLIC. Accordingly, all references in the prospectus to Transamerica Advisors Life Insurance Company (formerly, Merrill Lynch Life Insurance Company) are amended to refer to Transamerica Life Insurance Company.

The Merger did not affect the terms of, or the rights and obligations under your Policy, other than to change the insurance company that provides your Policy benefits from TALIC to TLIC. The Merger also did not result in any adverse tax consequences for any Policy owners, and Policy owners will not be charged additional fees or expenses as a result of the Merger. You will receive a Policy endorsement from TLIC that reflects the change from TALIC to TLIC. Until we amend all forms we use that are related to the Policies, we may still reflect TALIC in correspondence and disclosure to you.

I.	The following are the available investment options:

Prime Plan I, Prime Plan II, Prime Plan III, Prime Plan IV, and Directed Life

PORTFOLIO	INVESTMENT OBJECTIVE	ADVISOR
AB Variable Product Series Fund, Inc. - Class A
AB Large Cap Growth Portfolio	Seeks long-term growth of capital.	AllianceBernstein L.P.
BlackRock Variable Series Funds, Inc. - Class I Shares
BlackRock Advantage Large Cap Value V.I. Fund	Seeks long-term capital appreciation.	BlackRock Advisors, LLC
BlackRock Advantage U.S. Total Market V.I. Fund	Seeks long-term growth of capital.	BlackRock Advisors, LLC
BlackRock Basic Value V.I. Fund	Seeks capital appreciation and, secondarily, income.	BlackRock Advisors, LLC
BlackRock Dividend V.I. Fund	Seeks long-term total return and current income.	BlackRock Advisors, LLC
BlackRock Global Allocation V.I. Fund	Seeks high total investment return.	BlackRock Advisors, LLC
BlackRock International V.I. Fund	Seeks long-term capital growth.	BlackRock Advisors, LLC
BlackRock Large Cap Focus Growth V.I. Fund	Seeks long-term capital growth.	BlackRock Advisors, LLC
BlackRock Managed Volatility V.I. Fund*	Seeks a level of current income and degree of stability of principal not normally available from an investment solely in equity securities, as well as the opportunity for capital appreciation greater than is normally available from investments solely in debt securities.	BlackRock Advisors, LLC Sub-Adviser: BlackRock International Limited, BlackRock Asset Management North Asia Limited, and BlackRock (Singapore) Limited
BlackRock S&P 500 Index V.I. Fund	Seeks investment results that, before expenses, correspond to the aggregate price and yield performance of the Standard & Poor’s 500 Index.	BlackRock Advisors, LLC
BlackRock Series Fund, Inc.
BlackRock Advantage Large Cap Core Portfolio	Seeks long-term capital appreciation.	BlackRock Advisors, LLC
BlackRock Balanced Capital Portfolio	Seeks high total investment return.	BlackRock Advisors, LLC
BlackRock Capital Appreciation Portfolio	Seeks long term growth of capital.	BlackRock Advisors, LLC
BlackRock Global Allocation Portfolio	Seeks high total investment return.	BlackRock Advisors, LLC
BlackRock Government Money Market Portfolio	Seeks to preserve capital, maintain liquidity, and achieve the highest possible current income consistent with the foregoing.	BlackRock Advisors, LLC
BlackRock High Yield Portfolio	Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock Advisors, LLC
BlackRock U.S. Government Bond Portfolio	Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock Advisors, LLC
Invesco Variable Insurance Funds - Series I Shares
Invesco V.I. American Franchise Fund	Seeks capital growth.	Invesco Advisers, Inc.
Invesco V.I. Core Equity Fund	Seeks long-term growth of capital.	Invesco Advisers, Inc.
MFS Variable Insurance Trust - Initial Class
MFS Growth Series	Seeks Capital Appreciation.	Massachusetts Financial Services Company

     *BlackRock Managed Volatility V.I. Fund is not available in Directed Life

II.	The following hereby replaces the section of the prospectus describing the insurance company issuer of the Policies:

Transamerica Life Insurance Company

Transamerica Life Insurance Company was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. It is engaged in the sale of life and health insurance policies and annuity contracts. The Company is licensed in the District of Columbia, Guam, Puerto Rico, the U.S. Virgin Islands, and all states except New York.

The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.

Financial Condition of the Company

The benefits under the Policies are paid by TLIC from its general account assets and/or your cash value held in the Separate Account. It is important that you understand that payment of the benefits is not assured and depends upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for your investment base that is allocated to the investment divisions of the Separate Account. Your investment base in those investment divisions constitutes a portion of the assets of the Separate Account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct.

Assets in the General Account. Any guarantees under the Policy that exceed your investment base are paid from our general account (and not the Separate Account). Therefore, any amounts that we may be obligated to pay under the Policy in excess of investment base are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the Separate Account, however, are also available to cover the liabilities of our general account, but only to the extent that the Separate Account assets exceed the Separate Account liabilities arising under the Policies supported by it. We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account. We monitor our reserves so that we hold sufficient amounts to cover actual or expected policy and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments. We also experience liquidity risk if our general account assets cannot be readily converted into cash to meet obligations to our policy owners, or to provide the collateral necessary to finance our business operations.

We are continuing to evaluate our investment portfolio to mitigate market risk and actively manage the investments in the portfolio.

How to Obtain More Information. We encourage policy owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. For copies of our audited financial statements, as well as the audited financial statements of the Separate Account, simply call or write us at the telephone number or address of our Service Center referenced earlier in this supplement.

III.	The following hereby replaces the “Disruptive Trading” section of the prospectus:

Disruptive Trading and Market Timing

Statement of Policy. This variable insurance policy was not designed to accommodate market timing or facilitate frequent or large trading through transfers among the investment divisions of the Separate Account (“Subaccounts”) by market timers or frequent or disruptive traders. (Both frequent and large transfers may be considered disruptive.)

Market timing and disruptive trading can adversely affect you, other policy owners, beneficiaries and underlying Funds. These adverse effects may include:

1.

Dilution of the interests of long-term investors in a Subaccount if purchases or transfers into or out of an underlying Fund are made at prices that do not reflect an accurate value for the underlying Fund ‘s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

2.	An adverse effect on Fund management, such as:

a.    Impeding a Fund manager’s ability to sustain an investment objective.

b.    Causing the underlying Fund to maintain a higher level of cash than would otherwise be the case.

c.    Causing an underlying Fund to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or Transfers out of the underlying Fund.

3.	Increased brokerage and administrative expenses.

These risks and costs are borne by all policy owners invested in those Subaccounts, not just those making the Transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain Subaccounts at the request of the corresponding underlying Funds) and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying Funds, we cannot guarantee that all harmful trading will be detected or that an underlying Fund will not suffer from market timing and disruptive trading among Subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine that you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make Transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the Transfer privilege may disadvantage or potentially harm the rights or interests of other policy owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms but, under our current policies and procedures, will include loss of expedited Transfer privileges. We consider Transfers by telephone, fax, or overnight mail to be “expedited” Transfers. This means that we would accept only written Transfer requests with an original signature sent to us only by U.S. mail. We may also restrict the Transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premiums or Transfer request from any person without prior notice, if, in our judgment, (1) the payment or Transfer, or series of Transfers, would have a negative impact on an underlying Fund’s operations; or (2) if an underlying Fund would reject or has rejected our purchase order or has instructed us not to allow that purchase or Transfer; or (3) because of a history of market timing or disruptive trading.

We may impose other restrictions on Transfers, or even prohibit Transfers for any owner who, in our view, has abused, or appears likely to abuse, the Transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue Transfer privileges, modify our procedures, impose holding period requirements, or limit the number, size, frequency, manner, or timing of Transfers we permit. We also reserve the right to reverse a potentially harmful Transfer if an underlying Fund refuses or reverses our order; in such instances some policy owners may be treated differently than others in that some Transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected by policy owners or persons engaged in trading on behalf of policy owners.

In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning Transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying Fund. To the extent permitted by law, we also reserve the right to defer the Transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying Funds.

Under our current policies and procedures, we do not:

🌑	Impose redemption fees on Transfers.
🌑	Expressly limit the number or size of Transfers in a given period except for certain Subaccounts where an underlying Fund has advised us to prohibit certain Transfers that exceed a certain size.
🌑	Provide a certain number of allowable Transfers in a given period.

Redemption fees, Transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading, and in preventing or limiting harm from such trading.

We do not impose any prophylactic transfer restrictions. In the absence of any such restrictions (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is possible that some level of market timing and disruptive trading will occur before it is detected and we take steps to deter it.

Please Note: The limits and restrictions described herein are subject to our ability to monitor Transfer activity. Our ability to detect market timing or other disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policy owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the Subaccounts available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such policy owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders which we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice as we deem necessary or appropriate: (1) to better detect and deter market timing or other harmful trading that may adversely affect other policy owners, other persons with material rights under the variable insurance products, or underlying Fund shareholders generally; (2) to comply with state or federal regulatory requirements; or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the Subaccounts under the variable insurance product. In addition, we may not honor Transfer requests if any Subaccount that would be affected by the Transfer is unable to purchase or redeem shares of its corresponding underlying Fund.

Underlying Fund Frequent Trading Policies. The underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying Funds may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. The prospectuses for the underlying Funds describe any such policies and procedures. The frequent trading policies and procedures of an underlying Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying Fund and the policies and procedures we have adopted for our variable insurance policies to discourage market timing and disruptive trading. Policy owners should be aware that we do not monitor Transfer requests from policy owners or persons acting on behalf of policy owners for compliance with, nor do we apply, the frequent trading policies and procedures of the respective underlying Funds that would be affected by the Transfers.

Policy owners should be aware that we are required to provide to an underlying Fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual policy owners, and to restrict or prohibit further purchases or transfers by specific policy owners or persons acting on their behalf, if identified by an underlying Fund portfolio as violating the frequent trading policies established for the underlying Fund portfolio. Please read the Fund’s prospectus for information about restrictions on transfers.

Omnibus Order. Policy owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying Funds generally are “omnibus” orders from intermediaries such as retirement plans and Separate Accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying Funds’ ability to apply their respective frequent trading policies and procedures.

We cannot guarantee that the underlying Funds will not be harmed by Transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying Funds. These other insurance companies are responsible for their own policies and procedures regarding frequent Transfer activity. If their policies and procedures fail to successfully discourage harmful Transfer activity, it will affect other owners of underlying Fund shares, as well as the owners of all of the variable annuity contracts or life insurance policies, including ours, whose variable Account Options correspond to the affected underlying Funds. In addition, if an underlying Fund believes that an omnibus order we submit may reflect one or more Transfer requests from owners engaged in market timing and disruptive trading, the underlying Fund may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

IV.	The following hereby replaces the “Tax Considerations” section of the prospectus:

FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes some of the basic federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the “IRS”). Federal income tax laws and the current interpretations by the IRS may change.

TAX STATUS OF THE POLICY

A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the “Code”) in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that the Policy should generally satisfy the applicable Code requirements.

In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area. We believe that the Policy does not give you investment control over separate account assets.

In addition, the Code requires that the investments of the separate account be “adequately diversified” in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the Separate Account, through the Fund portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance policy for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

(TAX CONSIDERATIONS – POLICY PROCEEDS)

In General. We believe that the Policy described in this prospectus is a life insurance policy under Code Section 7702. Section 7702 defines a life insurance policy for federal income tax purposes and places limits on the relationship of the cash value to the death benefit. As life insurance policies, the death benefits of the Policies are generally excludable from the gross income of the beneficiaries. In the absence of any guidance from the IRS on the issue, we believe that providing an amount at risk after attained age 99 in the manner provided should be sufficient to maintain the excludability of the death benefit after attained age 99. Lack of specific IRS guidance, however, makes the tax treatment of the death benefit after attained age 99 uncertain. Also, any increase in cash value should generally not be taxable until received by you or your designee. However, if your Policy is a modified endowment policy as defined in Code Section 7702A you may be taxed to the extent of gain in the Policy when you take a policy loan, pledge or assign the Policy. Federal, state and local transfer, estate and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary’s circumstances. A tax advisor should be consulted on these consequences.

Generally, you will not be deemed to be in constructive receipt of the cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a MEC. Moreover, if a loan from a Policy that is not a MEC is outstanding when the Policy is surrendered or lapses, the amount of outstanding indebtedness will be considered an amount distributed and will be taxed accordingly.

Modified Endowment Contracts. Under the Code, certain life insurance policies are classified as MECs and receive less favorable tax treatment than other life insurance policies. The rules are too complex to summarize here, but generally depend on the amount of premiums paid during the first seven policy years or in the seven policy years following certain changes in the policy. Changes that would cause a policy to enter a new seven-year test period include, for example, an increase in the death benefit that is not the result of a premium necessary to keep the policy in-force. Additionally, a reduction in benefits during a seven-year test period could cause a policy to become a MEC. Due to the Policy’s flexibility, each Policy’s circumstances will determine whether the Policy is classified as a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax advisor to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.

Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the initial premium we receive. If a payment would cause your Policy to become a MEC, you and your registered representative will be notified and we will not apply the premium. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that would cause the Policy to become a MEC.

Distributions (other than Death Benefits) from MECs. Policies classified as MECs are subject to the following tax rules:

🌑

All distributions other than death benefits from a MEC, including distributions upon surrender and cash withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax-free recovery of the owner’s investment in the policy only after all gain has been distributed. Your investment in the policy is generally your total premium payments. When a distribution is taken from the policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

🌑

Loans taken from or secured by (e.g., by assignment) or pledges of such a Policy and increases in cash value secured by such loan or pledge are treated as distributions and taxed accordingly. If the Policy is part of a collateral assignment split dollar arrangement, the initial assignment as well as increases in cash value during the assignment may be treated as distributions and considered taxable.

🌑

A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you have reached age 59 1⁄2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

🌑

If a policy becomes a MEC, distributions that occur during the policy year will be taxed as distributions from a MEC. In addition, the IRS has the authority, but has not yet done so, to issue regulations providing that distributions from a policy that are made within two years before the policy becomes a MEC will also be taxed in this manner.

Distributions (other than Death Benefits) from Policies that are not MECs. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax. Distributions from or loans from or secured by a Policy that is not a MEC are not subject to the 10% additional tax applicable to MECs.

Policy Loans. Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as indebtedness. If a loan from a Policy that is not a MEC is outstanding when the Policy is surrendered or lapses, the amount of the outstanding indebtedness will be taxed as if it were a distribution at that time. The tax consequences associated with Policy loans outstanding after the first 10 Policy years with preferred loan rates are less clear and a tax advisor should be consulted about such loans.

Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

Investment in the Policy. Your investment in the Policy is generally the sum of the premium payments you made reduced by a withdrawal or distributions from the Policy that are tax-free.

Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient’s federal income tax liability. The federal income tax withholding rate is generally 10% of the taxable amount of the distribution. Withholding applies only if the taxable amount of all distributions is at least $200 during a taxable year. Some states also require withholding for state income taxes. With the exception of amounts that represent eligible rollover distributions from Pension Plans and 403(b) arrangements, which are subject to mandatory withholding of 20% for federal tax, recipients can generally elect, however, not to have tax withheld from distributions. If the taxable distributions are delivered to foreign countries, U.S. persons may not elect out of withholding. Taxable distributions to non-resident aliens are generally subject to withholding at a 30% rate unless withholding is eliminated under an international treaty with the United States. The payment of death benefits is generally not subject to withholding.

Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business use of the Policy. Therefore, if you are contemplating using the Policy in any such arrangement, you should be sure to consult a tax advisor as to tax attributes of the arrangement and in its use of life insurance. In recent years, moreover, Congress and the IRS have adopted new rules relating to nonqualified deferred compensation and to life insurance owned by businesses and life insurance used in split-dollar arrangements. The IRS has recently issued new guidance regarding concerns in the use of life insurance in employee welfare benefit plans, including, but not limited to, the deduction of employer contributions and the status of such plans as listed transactions. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor. In addition, Section 101(j) of the Internal Revenue Code imposes notice, consent and other provisions on policies owned by employers and certain of their affiliates, owners and employees in order to receive death benefits tax-free and it requires additional tax reporting requirements.

Alternative Minimum Tax. There also may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policy owner is subject to that tax.

Continuation of Policy Beyond Attained Age 99. The tax consequences of continuing the Policy beyond the insured’s attained age 99 are unclear and may include taxation of the gain in the Policy or the taxation of the death benefit in whole or in part. You should consult a tax advisor if you intend to keep the Policy in force beyond the insured’s attained age 99.

Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

Special Rules for Pension Plans and Section 403(b) Arrangements. If the Policy is purchased in connection with a section 401(a) qualified pension or profit sharing plan, including a section 401(k) plan, or in connection with a section 403(b) plan or program, federal and state income and estate tax consequences could differ from those stated in this prospectus. The purchase may also affect the qualified status of the plan. You should consult a qualified tax advisor in connection with such purchase. Policies owned under these types of plans may be subject to the Employee Retirement Income Security Act of 1974, or ERISA, which may impose additional requirements on the purchase of policies by such plans. You should consult a qualified advisor regarding ERISA.

Please Note:

•

Foreign Account Tax Compliance Act (“FATCA”). The discussion above provides general information regarding U.S. federal income tax consequences to life and annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life policies and annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. FATCA imposed additional reporting and documentation requirements where non-U.S. entities (including foreign corporations, partnerships, and trusts) purchase policies to identify U.S. persons who are beneficial owners of the policies. Additional withholding of U.S. tax may be imposed if such documentation is not provided. In furtherance of FATCA implementation, the U.S. has entered into Inter-Government Agreements (“IGA’s”) with various foreign governments that require an exchange of information between U.S. financial institutions, including Transamerica Premier and the foreign governments regarding purchases of life insurance and annuities by their respective citizens. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to a life insurance policy or an annuity contract purchase.

•

In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), which modified the estate, gift and generation-skipping transfer taxes through 2009 and eliminated the estate tax (but not the gift tax) and replaced it with a carryover basis income tax regime for estates of decedents dying in 2010, and also eliminated the generation-skipping transfer tax for transfers made in 2010. The 2010 Taxpayer Relief Act generally extended the EGTRRA provisions existing in 2009 and reunified the estate and gift transfer taxes for 2011 and 2012. The American Taxpayer Relief Act of 2012 made permanent certain of the changes to the estate, gift and generation-skipping transfer taxes. These provisions were modified again in December, 2017 by Public Law 115-97, the Tax Cuts and Jobs Act. The estate and gift tax unified credit basic exclusion amount increases to $10,000,000, subject to inflation adjustments (using the C-CPI-U), for taxable years beginning after December 31, 2017, and before January 1, 2026. This recent history of changes in these important tax provisions underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses possible transfer taxation of the Policy and its benefits in light of your needs and that of your beneficiaries under all possible scenarios.

V.	The following hereby replaces the “Legal Proceedings” section of the prospectus:

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the Separate Account, on TCI’s ability to perform any principal underwriting duties with respect to the Policies, or on our ability to meet our obligations under the Policies.

The Company was the subject of inquiries and remains under audits and market conduct examinations with a focus on the handling of unreported claims and abandoned property. The audits and related examination activity result in additional payments to beneficiaries, escheatment of funds deemed abandoned and administrative penalties. The Company previously implemented changes in the procedures for the identification of unreported claims and handling of escheatable property to comply with the terms of regulatory agreements and newly adopted laws and regulations. The Company does not believe that any regulatory actions or agreements that result from theses audits and examinations will have a material adverse impact on our ability to meet our obligations.

VI.	The following replaces the “Management” section of the prospectus:

Blake S. Bostwick	Director and President

Eric J. Martin	Controller, Senior Vice President and Assistant Treasurer

Mark W. Mullin	Director and Chairman of the Board

Jay Orlandi	Director, Executive Vice President, Secretary and General Counsel

David Schulz	Director, Chief Tax Officer and Senior Vice President

C. Michiel van Katwijk	Director, Executive Vice President, Chief Financial Officer and Treasurer

VII.	The following is added to the “Additional Information” section of the prospectus and updates information about “Payments and Deferments” in the prospectuses for Prime Plan IV and Directed Life:

Payments to Policy Owners

We usually pay the amounts of any surrender, cash withdrawal, or death benefit within seven calendar days after we receive all applicable written notices and/or due proofs of death (in good order) at our Service Center. However, we can postpone such payments if any of the following occurs:

🌑	The New York Stock Exchange (“NYSE”) is closed, other than customary weekend and holiday closings, or trading on the NYSE is restricted.

🌑	The SEC permits, by an order, the postponement for the protection of policy owners.

🌑	An emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

In addition, if, pursuant to SEC rules, the BlackRock Government Money Market Portfolio suspends payment of redemption proceeds in connection with a liquidation of such Portfolio or as a result of Portfolio liquidity levels, then we will delay payment of any transfer, cash withdrawal, surrender, loan, or death benefit from the BlackRock Government Money Market Portfolio Subaccount until the Portfolio pays redemption proceeds.

If you have submitted a recent check or draft, we have the right to defer payment of surrenders, cash withdrawals, or death benefit until such check or draft has been honored.

If mandated under applicable law, we may be required to reject a premium payment and/or block a policy owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans, or death benefits until instructions are received from the appropriate regulators. We may also be required to provide additional information about you or your account to governmental regulators.

Unclaimed and Abandoned Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your own, as well as your beneficiaries’ and other payees’ contact and other information on file with us up to date—including full names, postal and electronic media addresses, telephone numbers, dates of birth and social security numbers. Such updates should be communicated in writing to our Service Center or by calling (800) 333-6524.

Collateral Assignment

You may assign your Policy by filing a written request with us. We will not be bound by any assignment until we receive it in our records. Unless otherwise specified by you, the assignment will then take effect on the date the assignment is signed by you, subject to any payments made or actions taken by us prior to our recording of the assignment. We assume no responsibility for the validity or effect of any assignment of the Policy or any interest in it. Any death benefit which becomes payable to an assignee will be payable in a single sum and will be subject to proof of the assignee’s interest and the extent of the assignment.

Tax-Free Section 1035 Exchanges

You can generally exchange one life insurance policy for another policy covering the same insured in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both life insurance policies carefully. Remember that if you exchange another life insurance policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy, other charges may be higher (or lower), and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, or if your current policy is subject to a policy loan, you may also have to pay federal income tax on the exchange. Additionally, if you are under age 59 1⁄2 then you also may be subject to a federal tax penalty equal to 10% of the taxable amount. You should not exchange another life insurance policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy. (That person will generally earn a commission if you buy the Policy through an exchange or otherwise.)

Selection of Underlying Fund Portfolio

You are responsible for choosing the portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, decisions regarding investment allocations should be carefully considered. We do not recommend or endorse any particular underlying fund portfolio and we do not provide investment advice.

In making your investment selections, we encourage you to thoroughly investigate all of the information that is available to you regarding the portfolios including each fund’s prospectus, statement of additional information and annual and semi-annual reports. Other sources, such as the underlying fund’s website, provide more current information including information about any regulatory actions or investigations relating to a fund or underlying fund portfolio. After you select portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate. You bear the risk of any decline in your cash value resulting from the performance of the portfolios you have chosen.

Please note the following information regarding Government Money Market funds:

There can be no assurance that a government money market fund will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and partly as a result of insurance charges, the yield on a government money market fund may become extremely low and possibly negative. You could lose money by investing in a government money market fund.

VIII.	The following updates the “Cyber Security” section of the prospectus:

Cyber Security

Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of our information technology or communications systems may result in a material adverse effect on our results of operations and corporate reputation.

Any failure of or gap in the systems and processes necessary to support complex transactions and avoid systems failure, fraud, information security failures, processing errors, cyber intrusion, loss of data and breaches of regulation may lead to a materially adverse effect on our results of operations and corporate reputation. In addition, we must commit significant resources to maintain and enhance its existing systems in order to keep pace with applicable regulatory requirements, industry standards and customer preferences. If we fail to maintain secure and well-functioning information systems, we may not be able to rely on information for product pricing, compliance obligations, risk management and underwriting decisions. In addition, we cannot assure investors or consumers that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be timely detected and remediated. The occurrence of any of these events may have a materially adverse effect on our businesses, results of operations and financial condition.

A computer system failure or security breach may disrupt our business, damage our reputation and adversely affect our results of operations, financial condition and cash flows.

We rely heavily on computer and information systems and internet and network connectivity to conduct a large portion of our business operations. This includes the need to securely store, process and transmit confidential information, including personal information, through a number of complex systems. In many cases this also includes transmission and processing to or through commercial customers, business partners and third-party service providers. The introduction of new technologies, computer system failures, cyber-crime attacks or security or privacy breaches may materially disrupt our business operations, damage our reputation, result in regulatory and litigation exposure, investigation and remediation costs, and materially and adversely affect our results of operations, financial condition and cash flows.

The information security risk that we face includes the risk of malicious outside forces using public networks and other methods, including social engineering and the exploitation of targeted offline processes, to attack our systems and information. It also includes inside threats, both malicious and accidental. For example, human error and lack of sufficiently automated processing can result in improper information exposure or use. We also face risk in this area due to its reliance in many cases on third-party systems, all of which may face cyber and information security risks of their own. Third-party administrators or distribution partners used by us or our subsidiaries may not adequately secure their own information systems and networks, or may not adequately keep pace with the dynamic changes in this area. Potential bad actors that target us and our applicable third parties may include, but are not limited to, criminal organizations, foreign government bodies, political factions, and others.

In recent years information security risk has increased sharply due to a number of developments in how information systems are used by companies such as us, but also by society in general. Threats have increased as criminals and other bad actors become more organized and employ more sophisticated techniques. At the same time companies increasingly make information systems and data available through the internet, mobile devices or other network connections to customers, employees and business partners, thereby expanding the attack surface that bad actors can exploit.

Large, global financial institutions such as us have been, and will continue to be subject to information security attacks for the foreseeable future. The nature of these attacks will also continue to be unpredictable, and in many cases may arise from circumstances that are beyond our control. If we fail to adequately invest in defensive infrastructure, technology and processes or to effectively execute against its information security strategy, it may suffer material adverse consequences.

To date the highest impact information security incidents that we have experienced are believed to have been the result of e-mail phishing attacks targeted at our business partners and commercial customers. This in turn led to unauthorized use of valid our website credentials to engage in fraudulent transactions and improper data exfiltration. Additionally, we have also faced other types of attacks Although to our knowledge these events have thus far not been material in nature, our management believes that significant investment will be required to establish and maintain adequate information security systems that are capable of addressing the possibility of these types of attacks, as well as for the possibility of more significant and sophisticated information security attacks, in the future. There is no guarantee that the measures that we take will be sufficient to stop all types of attacks or mitigate all types of information security or privacy risks.

We maintain cyber liability insurance to help decrease the impact of cyber-attacks and information security events, subject to the terms and conditions of the policy, however such insurance may not be sufficient to cover all applicable losses that we may suffer.

The Transamerica Chief Information Security Officer oversees the company’s information security program, and provides reporting up to company management and, directly or indirectly, to the Board of Directors, as well as Aegon’s Global Chief Information Security Officer.

A breach of data privacy or security obligations may disrupt our business, damage our reputation and adversely affect financial conditions and results of operations.

Pursuant to applicable laws, various government agencies and independent administrative bodies have established numerous rules protecting the privacy and security of personal information and other confidential information held by us. For example, certain of our businesses are subject to laws and regulations enacted by U.S. federal and state governments, the E.U. or other non-U.S. jurisdictions and/or enacted by various regulatory organizations relating to the privacy and/or security of the information of customers, employees or others. The New York Department of Finance Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain Aegon subsidiaries, to, among other things, satisfy an extensive set of minimum cyber security requirements, including but not limited to governance, management, reporting, policy, technology and control requirements. Numerous other U.S. laws also impose various information security and privacy related obligations with respect to various Aegon subsidiaries operating in the U.S., including but not limited to the Gramm-Leach-Bliley Act and related state laws (GLBA), and the Health Insurance Portability and Accountability Act (HIPAA), among many others. Other legislators and regulators with jurisdiction over our businesses are considering potential enhanced information security risk management and privacy rules and regulations. A number of Transamerica’s companies are also subject to contractual restrictions with respect to the information of our clients and business partners. A number of our systems, employees and business partners have access to, and routinely process, the personal information of consumers. We rely on various processes and controls to protect the confidentiality, integrity and availability of personal information and other confidential information that is accessible to, or in the possession of, us, our systems, employees and business partners. It is possible that an employee, business partner or system could, intentionally or unintentionally, inappropriately disclose or misuse personal or confidential information. Our data or data in our possession could also be the subject of an unauthorized cyber intrusion or cybersecurity attack. If we fail to maintain adequate processes and controls or if we or our business partners fail to comply with relevant laws and regulations, policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of personal information or other confidential information could occur. Such control inadequacies or non-compliance could cause disrupted operations and misstated or unreliable financial data, materially damage our reputation or lead to increased regulatory scrutiny or civil or criminal penalties or litigation, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we analyse personal information and customer data to better manage our business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such techniques may be imposed. Additional privacy and security obligations have been imposed by various governments with jurisdiction over Aegon or its subsidiaries in recent years, and more such obligations are likely to be imposed in the near future. Such restrictions and obligations could have material impacts on our business, financial conditions and/or results of operations.

For a complete description regarding TLIC’s policies for its websites, including the Privacy Policy and Terms of Use for such websites, please visit: www.transamerica.com/individual/privacy-policy and www.transamerica.com/individual/terms-of-use.

IX.	The following hereby replaces the “Experts” section of the prospectus:

Independent Registered Public Accounting Firm

The financial statements of the Merrill Lynch Variable Life Separate Account II as of December 31, 2018 and for the years ended December 31, 2018 and 2017 and the statutory basis financial statements and schedules of Transamerica Life Insurance Company as of December 31, 2018 and 2017 and for each of the three years ended December 31, 2018 included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

**The most current audited financial statements of Transamerica Life Insurance Company (TLIC) are those as of the end of the most recent fiscal year. TLIC does not prepare audited financial statements more often than annually and believes that any incremental benefit to prospective policy holders that may result from preparing and delivering more current financial statements, though unaudited, does not justify the additional cost that would be incurred. In addition, TLIC represents that there have been no adverse changes in the financial condition or operations of TLIC between the end of the most current fiscal year and the date of this prospectus supplement.

F I N A N C I A L   S T A T E M E N T S – S T A T U T O R Y   B A S I S

A N D   S U P P L E M E N T A R Y   I NF O R M AT I O N

Transamerica Life Insurance Company

Years Ended December 31, 2018, 2017 and 2016

Transamerica Life Insurance Company

Financial Statements – Statutory Basis

and Supplementary Information

Years Ended December 31, 2018, 2017 and 2016

Report of Independent Auditors

To the Board of Directors of

Transamerica Life Insurance Company

We have audited the accompanying statutory balance sheets of Transamerica Life Insurance Company (the “Company”) as of December 31, 2018 and 2017, and the related statutory statements of operations, of changes in capital and surplus, and of cash flow for each of the three years in the period ended December 31, 2018.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017 or the results of its operations or its cash flows for the years ended December 31, 2018, 2017, and 2016.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2018 and 2017 and the results of its operations and its cash flows for the years ended December 31, 2018, 2017, and 2016, in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division described in Note 2.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the financial statements give retroactive effect to the merger of Firebird Re Corp (FReC) into the Company on October 1, 2018 in a transaction accounted for as a statutory merger. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The supplemental Summary of Investments - Other Than Investments in Related Parties of the Company as of December 31, 2018 and the Supplementary Insurance Information and Reinsurance of the Company as of December 31, 2018, 2017, and 2016 and for the years then ended are presented for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 25, 2019

Transamerica Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands)

	December 31
	2018	2017
Admitted assets
Cash, cash equivalents and short-term investments	$2,216,702	$1,900,643
Bonds	26,467,809	28,033,583
Preferred stocks	97,382	103,437
Common stocks	2,998,481	2,954,730
Mortgage loans on real estate	4,574,654	4,202,142
Real estate	114,446	189,044
Policy loans	551,658	580,338
Securities lending reinvested collateral assets	1,670,537	2,460,919
Derivatives	1,923,048	801,215
Other invested assets	1,658,658	1,637,441

Total cash and invested assets	42,273,375	42,863,492

Accrued investment income	399,446	389,011
Premiums deferred and uncollected	115,210	108,500
Current federal income tax recoverable	–	822,090
Net deferred income tax asset	616,798	534,723
Variable annuity reserve hedge offset deferral	231,853	86,794
Other assets	1,461,317	1,210,199
Separate account assets	71,917,551	80,820,068

Total admitted assets	$117,015,550	$126,834,877

Liabilities and capital and surplus

Aggregate reserves for policies and contracts	$25,906,526	$25,749,685
Policy and contract claim reserves	485,636	399,919
Liability for deposit-type contracts	915,773	1,042,297
Other policyholders’ funds	17,582	17,782
Transfers from separate accounts due or accrued	(1,009,941)	(1,282,980)
Funds held under reinsurance treaties	3,785,867	3,504,298
Asset valuation reserve	683,668	698,859
Interest maintenance reserve	290,361	479,605
Derivatives	933,049	794,861
Payable for collateral under securities loaned and other transactions	2,849,569	2,866,693
Borrowed money	3,042,853	4,163,554
Other liabilities	1,418,761	959,829
Separate account liabilities	71,917,550	80,820,067

Total liabilities	111,237,254	120,214,469
Total capital and surplus	5,778,296	6,620,408

Total liabilities and capital and surplus	$117,015,550	$126,834,877

See accompanying notes.

Transamerica Life Insurance Company

Statements of Operations - Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2018	2017	2016
Revenues
Premiums and other considerations	$11,422,235	$(3,130,626)	$14,078,543
Net investment income	1,610,651	2,433,048	2,444,917
Commissions and expense allowances on reinsurance ceded	835,062	608,958	394,708
Reserve adjustment on reinsurance ceded	(67,838)	(1,210,892)	13,653
Consideration received on reinsurance recapture and novations	217,258	462,313	7,326
Separate accounts net gain from operations	-	139,852	-
Fee revenue and other income	1,830,164	1,844,079	1,679,532

Total revenue	15,847,532	1,146,732	18,618,679

Benefits and expenses
Death benefits	1,588,268	1,428,999	1,543,390
Annuity benefits	1,068,107	1,098,585	1,304,475
Accident and health benefits	295,343	141,823	327,969
Surrender benefits	14,680,368	13,050,057	10,418,017
Other benefits	132,097	131,327	155,409
Net increase (decrease) in reserves	156,841	(12,630,602)	1,526,057
Commissions	886,178	901,852	1,057,363
Net transfers to (from) separate accounts	(3,475,926)	(2,037,592)	729,211
IMR adjustment due to reinsurance	(13,229)	(2,065,984)	81,293
General insurance expenses and other	1,205,559	1,021,021	1,020,330

Total benefits and expenses	16,523,606	1,039,486	18,163,514

Gain (loss) from operations before dividends and federal income taxes	(676,074)	107,246	455,165

Dividends to policyholders	5,953	8,057	5,969

Gain (loss) from operations before federal income taxes	(682,027)	99,189	449,196
Federal income tax (benefit) expense	(29,827)	(1,047,090)	(138,751)

Net gain (loss) from operations	(652,200)	1,146,279	587,947
Net realized capital gains (losses), after tax and amounts transferred to interest maintenance reserve	(686,354)	(542,579)	(307,183)

Net income (loss)	$(1,338,554)	$603,700	$280,764

See accompanying notes.

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus - Statutory Basis

(Dollars in Thousands)

Balance at January 1, 2016	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
As originally presented	$6,762	$1,597	$(58,000)	$150,000	$3,096,538	$2,292	$2,255,496	5,454,685
Merger of Firebird Re Corp (FREC)	-	-	-	-	950,000	-	424,816	1,374,816
Balance at January 1, 2016 (FREC Merger)	6,762	1,597	(58,000)	150,000	4,046,538	2,292	2,680,312	6,829,501
Net income (loss)	-	-	-	-	-	-	280,764	280,764
Change in net unrealized capital gains/losses, net of taxes	-	-	-	-	-	575,869	(536,884)	38,985
Change in net deferred income tax asset	-	-	-	-	-	-	189,046	189,046
Change in nonadmitted assets	-	-	-	-	-	-	111,753	111,753
Cumulative effect of change in accounting principle	-	-		-	-	-	(276,056)	(276,056)
Change in asset valuation reserve	-	-	-	-	-	-	58,227	58,227
Change in surplus in separate accounts	-	-		-	-	-	2,604	2,604
Dividends to stockholders	-	-	-	-	-	-	(385,630)	(385,630)
Return of capital	-	-	-	-	(389,056)	-	-	(389,056)
Other changes - net	-	(315)		-	(3,652)	(225)	11,455	7,263
Balance at December 31, 2016	$6,762	$1,282	$(58,000)	$150,000	$3,653,830	$577,936	$2,135,591	$6,467,401
Net income (loss)	-	-	-	-	-	-	603,700	603,700
Change in net unrealized capital gains/losses, net of taxes	-	-	-	-	-	(489,076)	1,162,662	673,586
Change in net deferred income tax asset	-	-	-	-	-	-	(902,675)	(902,675)
Change in nonadmitted assets	-	-	-	-	-	-	455,996	455,996
Change in asset valuation reserve	-	-	-	-	-	-	118,144	118,144
Change in surplus in separate accounts	-	-	-	-	-	-	(117,876)	(117,876)
Change in surplus as a result of reinsurance	-	-	-	-	-	-	230,908	230,908
Dividends to stockholders	-	-	-	-	-	-	(480,523)	(480,523)
Return of capital	-	-	-	-	(422,572)	-	-	(422,572)
Other changes - net	-	(298)	-	-	(626)	981	(5,738)	(5,681)
Balance at December 31, 2017	$6,762	$984	$(58,000)	$150,000	$3,230,632	$89,841	$3,200,189	$6,620,408

Continued on next page.

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus - Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2017	$6,762	$984	$ (58,000)	$150,000	$3,230,632	$89,841	$3,200,189	$6,620,408
Net income (loss)	-	-	-	-	-	-	(1,338,554)	(1,338,554)
Change in net unrealized capital gains/losses, net of tax	-	-	-	-	-	145,059	1,105,421	1,250,480
Change in net deferred income tax asset	-	-	-	-	-	-	167,651	167,651
Change in nonadmitted assets	-	-	-	-	-	-	45,136	45,136
Change in asset valuation reserve	-	-	-	-	-	-	15,191	15,191
Change in surplus as a result of reinsurance	-	-	-	-	-	-	17,616	17,616
Return of capital	-	-	-	-	(558,740)	-	-	(558,740)
Dividends to stockholders	-	-	-	-	-	-	(424,567)	(424,567)
Other changes - net	-	(559)	-	-	2,576	(3,047)	(15,295)	(16,325)

Balance at December 31, 2018	$6,762	$425	$(58,000)	$150,000	$2,674,468	$231,853	$2,772,788	$5,778,296

See accompanying notes.

Transamerica Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2018	2017	2016
Operating activities
Premiums and annuity considerations	$11,422,390	$5,413,864	$12,213,919
Net investment income	1,728,466	2,416,637	2,274,152
Other income	2,749,714	6,752,780	2,103,378
Benefit and loss related payments	(17,799,778)	(15,725,651)	(13,440,153)
Net transfers from separate accounts	3,746,156	2,315,254	(601,686)
Commissions and operating expenses	(1,852,164)	(2,012,766)	(2,029,374)
Dividends paid to policyholders	(6,350)	(7,348)	(6,935)
Federal income taxes (paid) received	936,341	486,361	(214,756)

Net cash provided by (used in) operating activities	924,775	(360,869)	298,545

Investing activities
Proceeds from investments sold, matured or repaid	$8,587,250	$9,911,821	$13,351,892
Costs of investments acquired	(7,266,323)	(7,968,737)	(15,148,007)
Net change in policy loans	28,681	27,407	41,992
Net cost of investments acquired	(7,237,642)	(7,941,330)	(15,106,015)

Net cash provided by (used in) investing activities	$1,349,608	$1,970,491	$(1,754,123)

Financing and miscellaneous activities
Capital and paid in surplus received (returned)	$(556,833)	$(434,179)	$(408,074)
Dividends to stockholders	(364,220)	(480,523)	(385,630)
Net deposits (withdrawals) on deposit-type contracts	(140,549)	(2,121,885)	(213,365)
Net change in borrowed money	(1,125,180)	1,884,482	1,770,364
Net change in funds held under reinsurance treaties	(271,793)	(75,583)	(63,372)
Net change in payable for collateral under securities lending and other transactions	(18,578)	(151,384)	(800,797)
Other cash (applied) provided	518,829	58,364	670,775

Net cash provided by (used in) financing and miscellaneous activities	(1,958,324)	(1,320,708)	569,901
Net increase (decrease) in cash, cash equivalents and short-term investments	316,059	288,914	(885,677)
Cash, cash equivalents and short-term investments:
Beginning of year	1,900,643	1,611,729	2,497,406

End of year	$2,216,702	$1,900,643	$1,611,729

See accompanying notes.

Transamerica Life Insurance Company

Statements of Cash Flow (supplemental) – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
Supplemental disclosures of cash flow information	2018	2017	2016

Non-cash activities during the year not included in the Statutory Statement of Cash Flows:

Non-cash dividend to parent company	$60,347	$-	$-
Investments received for insured securities losses	16,489	-	-
Write off of prepaid real estate related assets	2,727	-	-
Non-cash capital contribution to investment subsidiary	1,971	-	-
Transfer of bonds and mortgage loans related to reinsurance agreement with third party	-	7,196,754	-
Transfer of bonds, mortgage loans, and derivatives related to affiliated reinsurance amendment	-	5,650,741	2,648,094
Transfer of bonds to settle reinsurance obligations	-	22,479	2,556
Asset transfer of ownership between hedge funds	-	62,567	-

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December  31, 2018

1. Organization and Nature of Business

Transamerica Life Insurance Company (the Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC). CGC is an indirect, wholly-owned subsidiary of Aegon N.V., a holding company organized under the laws of The Netherlands.

On October 1, 2018, the Company completed a merger with Firebird Re Corp (FReC), an Arizona-domiciled affiliate. On January 1, 2016, the Company completed a merger with Global Preferred Re Limited (GPRe), a Bermuda-domiciled affiliate. The mergers were accounted for in accordance with the Statement of Statutory Accounting Principles (SAP) No. 68, Business Combinations and Goodwill, as a statutory merger. As such, financial statements for periods prior to the mergers were combined and the recorded assets, liabilities and surplus of FReC and GPRe on a US statutory basis were carried forward to the merged company. As a result of the mergers, FReC and GPRe’s common stock was deemed cancelled by operation of law. Each share of the Company’s capital stock issued and outstanding immediately before the merger shall continue to represent one share of the capital stock. As a result of the merger, the business previously ceded from the Company to FReC and GPRe is no longer reflected as ceded risk in the restated merged financials.

Summarized financial information for the company and FReC presented separately for periods prior to the merger is as follows:

	Year Ended December 31 2017	Year Ended December 31 2016
Revenues:
Company	$907,248	$18,431,210
FReC	239,484	187,469

	$1,146,732	$18,618,679

Net income (loss):
Company	$520,708	$332,890
FReC	82,992	(52,126)

	$603,700	$280,764

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

December 31 2017
Assets:
Company	$125,311,106
FReC	1,523,771
Change in deferred tax admissibility due to merger	–

$126,834,877

Liabilities:
Company	$119,892,350
FReC	322,119
Change in deferred tax admissibility due to merger	–

$120,214,469

Capital and surplus:
Company	$5,418,756
FReC	1,201,652
Change in deferred tax admissibility due to merger	–

$6,620,408

Nature of Business

The Company sells individual non-participating whole life, endowment and term contracts, structured settlements, pension products and reinsurance, as well as a broad line of single fixed and flexible premium annuity products, guaranteed interest contracts and funding agreements. In addition, the Company offers group life, universal life, credit life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia, Guam, Puerto Rico and US Virgin Islands. Sales of the Company’s products are primarily through a network of agents, brokers, and financial institutions.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division (IID), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

The IID recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law. The National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed practices by the State of Iowa. Prescribed statutory accounting practices include state laws and regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed.

The following is a summary of the accounting practices permitted and prescribed by the IID and reflected in the Company’s financial statements:

The Company, with the permission of the Iowa Commissioner of Insurance, is allowed special accounting treatment for certain hedges of interest rate exposures on variable annuity products that would not otherwise conform to current accounting guidance under Statement of Statutory Accounting Principle (SSAP) No. 86 – Derivatives of the NAIC SAP. The Company recognizes a reserve hedge offset deferral for the difference between the hedge results associated with a highly effective clearly defined hedge strategy related to variable annuity interest rate risks and the corresponding interest-rate related impact to variable annuity results. During 2018, 2017 and 2016, the deferral was granted and will be amortized through special surplus funds, change in net unrealized capital gains (losses) financial statement line, on a straight line basis over a period of 10 years beginning in the period of deferral. The Company may request permission from the IID for the deferral annually.

The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to the reported value of the assets supporting the Company’s guaranteed separate accounts. As prescribed by Iowa Administrative Code 508A.1.4, the Commissioner found that the Company is entitled to value the assets of the guaranteed separate account at amortized cost, whereas the assets would be required to be reported at fair value under SSAP No. 56, Separate Accounts, of the NAIC SAP. There is no impact to the Company’s income or surplus as a result of utilizing this prescribed practice.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

A reconciliation of the Company’s net income (loss) and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of Iowa is shown below:

	SSAP#	F/S Page	F/S Line	2018	2017	2016
Net income (loss), State of Iowa basis				$(1,338,554)	$603,700	$280,764
State prescribed practices that are an increase(decrease) from NAIC SAP: Separate account asset valuation	56	NA	NA	-	-	-

State permitted practices that are an increase(decrease) from NAIC SAP: Hedge reserve offset deferral	86	Balance Sheet; Statement of Changes in Capital and Surplus	Variable annuity reserve hedge offset deferral Special surplus funds - Change in net unrealized capital gains/ losses	-	-	-

Net income (loss), NAIC SAP				$(1,338,554)	$603,700	$280,764

Statutory surplus, state of Iowa basis	XXX	XXX	XXX	$5,778,296	$6,620,408	$6,467,401
State prescribed practices that are an increase(decrease) from NAIC SAP: Separate account asset valuation	56	NA	NA	-	-	-

State permitted practices that are an increase(decrease) from NAIC SAP: Hedge reserve offset deferral	86	Balance Sheet; Statement of Changes in Capital and Surplus	Variable annuity reserve hedge offset deferral Special surplus funds - Change in net unrealized capital gains/ losses	(231,853)	(86,794)	(575,869)

Statutory surplus, NAIC SAP	XXX	XXX	XXX	$5,546,443	$6,533,614	$5,891,532

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The effects of the following variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material. Significant accounting policies and variances from GAAP are as follows:

Investments

Investments in bonds, except those to which the Securities Valuation Office (SVO) of the NAIC has ascribed a NAIC designation of 6, are reported at amortized cost using the interest method. Bonds containing call provisions, except make-whole call provisions, are amortized to the call or maturity value/date which produces the lowest asset value, often referred to as yield-to-worst method. Bonds ascribed a NAIC designation of 6 are reported at the lower of amortized cost or fair value with unrealized gains and losses reported in changes in capital and surplus. Prepayment penalty or acceleration fees received in the event a bond is liquidated prior to its scheduled termination date are reported as investment income.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

For GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. These securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium using either the retrospective or prospective methods. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. For statutory reporting, the retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

For GAAP, all securities purchased or retained that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company closely monitors below investment grade holdings and investment grade issuers where the Company has concerns to determine if an other-than-temporary impairment (OTTI) has occurred. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. The Company will record a charge to the statement of operations for the amount of the impairment.

For structured securities, cash flow trends and underlying levels of collateral are monitored. An OTTI is considered to have occurred if the fair value of the structured security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An OTTI is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security and the security is in an unrealized loss position. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. The Company will record a charge to the statement of operations for the amount of the impairments.

For GAAP, if it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the OTTI is recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the OTTI should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Investments in both affiliated and unaffiliated preferred stocks in good standing (those with NAIC designations RP1 to RP3 and P1 to P3), are reported at cost or amortized cost, depending on the characteristics of the securities. Investments in both affiliated and unaffiliated preferred stocks not in good standing (those with NAIC designations RP4 to RP6 and P4 to P6), are reported at the lower of cost, amortized cost, or fair value, depending on the characteristics of the securities. The related net unrealized capital gains and losses for all NAIC designations are reported in changes in capital and surplus.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in net unrealized capital gains or losses reported in changes in capital and surplus.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value and the related net unrealized capital gains or losses are reported in changes in capital and surplus.

The Company owns stock issued by the Federal Home Loan Bank (FHLB), which is only redeemable at par, and its fair value is presumed to be par, unless other-than-temporarily impaired.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized. Prepayment penalty or acceleration fees received in the event a loan is liquidated prior to its scheduled termination date are reported as investment income.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

The Company has interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee.

For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company. The carrying value is amortized over the life of the investment. Amortization is calculated as a ratio of the current year tax credits and tax benefits compared to the total expected tax credits and tax benefits over the life of the investment.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less (principally stated at amortized cost) or money market mutual funds which are primarily reported at fair value.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Valuation Reserves

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, primarily bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals into net investment income over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, forwards, and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions, or net investment in a foreign operation), (B) replication, (C) income generation, or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86.

(A)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (amortized cost or fair value). Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under US GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and the risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

(B)

Derivative instruments are also used in replication (synthetic asset) transactions. In these transactions, the derivative is accounted for in a manner consistent with the cash instrument and replicated asset. For US GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

(C)

Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative relates (amortized cost or fair value).

(D)	Derivative instruments held for other investment/risk management activities are measured at fair value with value adjustments recorded in unassigned surplus.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the hedged asset or liability changes, the value of the hedging derivative is expected to move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘BBB’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments:

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities therefore converting the asset or liability to a USD denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in capital and surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Total return swaps are used in the asset/liability management process to mitigate the delta risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the S&P or other global market financial index) and floating leg (tied to the London Interbank Offered Rate (LIBOR)) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no cash is exchanged at the outset of initiating the variance swap, and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Bond forwards are used to hedge the interest rate risk that future liability claims increase as rates decrease, leading to higher guarantee values.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company issues products providing the customer a return based on the various global equity market indices. The Company uses options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and fair value adjustments are recorded as capital and surplus in the financial statements. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

Caps are used in the asset/liability management process to mitigate the interest rate risk created due to a rapidly rising interest rate environment. The caps are similar to options where the underlying interest rate index provides for the market value movements. The caps do not accrue interest until the interest rate environment exceeds the caps strike rate. Cash is exchanged at the onset, and a single receipt or payment occurs at the maturity or termination of the contract. Caps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Caps that do not meet hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company uses zero cost collars to hedge the interest rate risk associated with rising short term interest rates, whereby the exposure would otherwise adversely impact the company’s capital generation. The collar position(s) help range bound the floating rate by combining a cap and floor position.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company issues fixed liabilities that have a guaranteed minimum crediting rate. The Company uses receiver swaptions, whereby the swaption is designed to generate cash flows to offset lower yields on assets during a low interest rate environment. The Company pays a single premium at the beginning of the contract and is amortized throughout the life of the swaption. These swaptions are marked to fair value in the balance sheet and the fair value adjustment is recorded in unassigned surplus. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a written credit default swap which, in effect, converts the high quality asset into an investment grade corporate asset or a sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss.

Securities Lending Assets and Liabilities

The Company loans securities to third parties under agent-managed securities lending programs accounted for as secured borrowings. Cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Non-cash collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

Repurchase Agreements

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. The securities transferred are not removed from the balance sheet, and the cash received as collateral is invested as needed or used for general corporate purposes of the Company. A liability is established to record the obligation to return the cash collateral and included in Borrowed Money on the Balance Sheets.

Other Assets and Other Liabilities

Other assets consist primarily of receivables from reinsurance, accounts receivable and company owned life insurance. Company owned life insurance is carried at cash surrender value.

Other liabilities consist primarily of amounts withheld by the Company, accrued expenses and municipal repurchase agreements. Municipal repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest. These municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Separate Accounts

The majority of the separate accounts held by the Company, primarily for individual policyholders as well as for group pension plans, do not have any minimum guarantees, and the investment risks associated with fair value changes are borne by the policyholder. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments.

Certain other separate accounts held by the Company provide a minimum guaranteed return of 3% of the average investment balance to policyholders. The assets consist of long-term bonds and short-term investments which are carried at amortized cost.

Assets held in trust for purchases of variable universal life and annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at fair value.

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The investment risks associated with fair value changes of the separate accounts are borne entirely by the policyholders except in cases where minimum guarantees exist.

Surplus funds transferred from the general account to the separate accounts, commonly referred to as seed money, and earnings accumulated on seed money are reported as surplus in the separate accounts until transferred or repatriated to the general account. The transfer of such funds between the separate account and the general account is reported as surplus contributed or withdrawn during the year.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are calculated by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

For GAAP, policy reserves are calculated based on estimated expected experience or actual account balances.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance and are not reported as premiums, benefits or changes in reserves in the statement of operations. Interest on these policies is reflected in other benefits.

Premiums and Annuity Considerations

Revenues for life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability using deposit accounting.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Under GAAP, for certain reinsurance agreements whereby assets are retained by the ceding insurer (such as funds withheld or modified coinsurance) and a return is paid based on the performance of underlying investments, the assets and liabilities for these reinsurance arrangements must be adjusted to reflect the fair value of the invested assets. The NAIC SAP does not contain a similar requirement.

Deferred Income Taxes

The Company computes deferred income taxes in accordance with SSAP No. 101, Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10. Under SSAP 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted. Deferred state income taxes are not recorded under SSAP No. 101, whereas under GAAP state income taxes are included in the computation of deferred income taxes.

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of insurance and investment contracts are deferred. For traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, acquisition costs would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Value of Business Acquired

Under GAAP, value of business acquired (VOBA) is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future contracts and contract changes, premiums, mortality and morbidity, separate account performance, surrenders, operation expenses, investment returns, nonperformance risk adjustment and other factors. VOBA is not recognized under NAIC SAP.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Subsidiaries and affiliated companies

Investments in subsidiaries, controlled and affiliated companies (SCA) are stated in accordance with the Purposes and Procedures Manual of the NAIC SVO, as well as SSAP No. 97 – Investments in Subsidiary, Controlled and Affiliated Entities.

The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP. Dividends or distributions received from an investee are recognized in investment income when declared to the extent that they are not in excess of the undistributed accumulated earnings attributable to an investee. Changes in investments in SCA’s are recorded as a change to the carrying value of the investment with a corresponding amount recorded directly to unrealized gain/loss (capital and surplus).

Surplus Notes

Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Nonadmitted Assets

Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC SAP, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that they are not impaired.

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less and money market mutual funds. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

3. Accounting Changes and Corrections of Errors

The Company’s policy is to disclose as recent accounting pronouncements the adopted accounting guidance with a current year effective date that has been classified by the NAIC as a substantive change, as well as items classified as nonsubstantive changes that have had a material impact on the financial position or results of operations of the Company.

Recent Accounting Pronouncements

Effective December 31, 2018, the NAIC adopted revisions to SSAP No. 21, Other Admitted Assets. Revisions incorporated accounting guidance for structured settlement income streams acquired by insurers as investments. Periodic-certain structured settlements acquired in accordance with all state and federal laws are to be reported as admitted assets. The adoption of this guidance did not impact the financial position or results of operations of the Company.

Effective January 1, 2018, the NAIC adopted revisions to SSAP No. 100, Fair Value, which allow net asset value (NAV) per share as a practical expedient to fair value, either when specifically named in a SSAP or when specific conditions exist. The revisions adopt ASU 2009-12: Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent) and ASU 2015-07: Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent). The adoption of this guidance did not impact the financial position or results of operations of the Company as the Company does not use NAV as a practical expedient.

Prior Period Correction

During 2018, management identified and corrected errors in the calculation of Related Party balances received and paid. Amounts received from related parties for 2017 and 2016 were understated by $207,569 and $202,159, respectively. Amounts paid to related parties for 2017 and 2016 were understated by $167,018 and $193,093, respectively. This is reflected in the Related Party disclosure in Note 13. The error did not affect any other footnotes or the financial statements.

Change in Accounting Principles

The Company has certain liabilities associated with financial instruments activity including securities lending collateral payable, derivative cash collateral payable, and dollar repurchase agreements. During 2018, Management determined that including these liabilities as part of Note 4 provides the user improved clarity, information, and usefulness. This change is noted as a change in accounting principle and was implemented on a prospective basis beginning in 2018.

Reclassifications

The Company reclassified certain balances within the statutory basis financial statement presentation on the Balance Sheets, Statements of Operations and Statements of Cash Flows to better align with industry practice. All prior period amounts were reclassified to conform with the current period presentation. The Company did not change any financial statement totals reported in the prior periods as a result of reclassifications.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -

Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets
b) Quoted prices for identical or similar assets or liabilities in non-active markets
c) Inputs other than quoted market prices that are observable
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -

Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments is either reported at fair value or amortized cost (which approximates fair value). Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indices, third-party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of Level 1 and Level 2 values within the fair value hierarchy. For fixed maturity

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds were determined primarily by using indices, third-party pricing services and internal models.

Derivative Financial Instruments: The fair value of futures and forwards are based upon the latest quoted market price & spot rates at the balance sheet date. The estimated fair values of equity and interest rate options (calls, puts, caps) are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including equity, interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The estimated fair values of credit default swaps are based upon active market data, including interest rate quotes, credit spreads, and recovery rates, which are then used to calculate probabilities of default for the fair value calculation. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The book value of policy loans is considered to approximate the fair value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third-party pricing services or are valued in the same manner as the general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities and GICs, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values. These are included in the Investment Contract Liabilities.

The Company accounts for its investments in affiliated common stock in accordance with SSAP No. 97, as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2018 and 2017, respectively:

	December 31, 2018
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,857,985	$1,857,985	$1,333,140	$524,845	$–	$–
Short-term notes receivable from affiliates	261,000	261,000	–	261,000	–	–
Bonds	27,150,574	26,467,809	6,777,150	19,937,391	436,033	–
Preferred stocks, other than affiliates	91,213	97,382	–	88,216	2,997	–
Common stocks, other than affiliates	171,979	171,979	15,401	6	156,572	–
Mortgage loans on real estate	4,621,578	4,574,654	–	–	4,621,578	–
Other invested assets	240,960	214,317	–	229,234	11,726	–
Derivative assets:
Options	835,056	835,056	–	835,056	–	–
Interest rate swaps	708,359	708,707	–	708,359	–	–
Currency swaps	15,288	15,495	–	15,288	–	–
Credit default swaps	48,036	49,219	–	48,036	–	–
Equity swaps	278,712	278,712	–	278,712	–	–
Interest rate futures	20,473	20,473	20,473	–	–	–
Equity futures	15,386	15,386	15,386	–	–	–
Derivative assets total	1,921,310	1,923,048	35,859	1,885,451	–	–
Policy loans	551,658	551,658	–	551,658	–	–
Securities lending reinvested collateral	1,507,848	1,507,848	71,045	1,436,803	–	–
Separate account assets	71,293,672	71,273,648	67,626,229	3,663,620	3,823	–

Liabilities
Investment contract liabilities	12,930,349	12,022,177	–	243,143	12,687,205	–
Derivative liabilities:
Options	314,840	314,840	–	314,840	–	–
Interest rate swaps	366,016	580,625	–	366,016	–	–
Currency swaps	1,706	645	–	1,706	–	–
Credit default swaps	(1,311)	12,827	–	(1,311)	–	–
Equity swaps	16,512	16,512	–	16,512	–	–
Interest rate futures	6,730	6,730	6,730	–	–	–
Equity futures	870	870	870	–	–	–
Derivative liabilities total	705,363	933,049	7,600	697,763	–	–
Dollar repurchase agreements	204,253	204,253	–	204,253	–	–
Payable for securities lending	1,670,537	1,670,537	–	1,670,537	–	–
Payable for derivative cash collateral	1,179,032	1,179,032	–	1,179,032	–	–
Separate account annuity liabilities	66,262,464	66,264,300	3,069	66,222,440	36,955	–

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	December 31, 2017
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,654,664	$1,654,682	$1,077,469	$577,195	$–	$–
Short-term notes receivable from affiliates	168,300	168,300	–	168,300	–	–
Bonds	30,396,348	28,033,583	8,822,765	20,934,757	638,826	–
Preferred stocks, other than affiliates	94,950	96,276	–	91,770	3,180	–
Common stocks, other than affiliates	203,091	203,091	5,320	20	197,751	–
Mortgage loans on real estate	4,330,683	4,202,142	–	–	4,330,683	–
Other invested assets	250,440	212,466	–	244,488	5,952	–
Derivative assets:
Options	170,119	170,119	–	170,119	–	–
Interest rate swaps	574,599	574,448	–	541,454	33,145	–
Currency swaps	8,349	10,269	–	8,349	–	–
Credit default swaps	55,537	36,620	–	55,537	–	–
Equity swaps	9,760	9,760	–	9,760	–	–
Policy loans	580,338	580,338	–	580,338	–	–
Securities lending reinvested collateral	2,460,919	2,460,919	–	2,460,919	–	–
Separate account assets	80,149,650	80,096,666	76,888,437	3,253,417	7,796	–

Liabilities
Investment contract liabilities	12,427,585	11,460,334	–	251,404	12,176,181	–
Derivative liabilities:
Options	45,443	45,443	–	45,443	–	–
Interest rate swaps	305,657	438,194	–	303,184	2,473	–
Currency swaps	5,041	2,776	–	5,041	–	–
Credit default swaps	(12,107)	23,526	–	(12,107)	–	–
Equity swaps	284,921	284,921	–	284,921	–	–
Separate account annuity liabilities	74,664,347	74,665,853	1,550	74,619,387	43,410	–

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2018 and 2017:

	2018
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$–	$26,472	$8,205	$34,677
Hybrid securities	–	2,282	–	2,282

Total bonds	–	28,754	8,205	36,959

Preferred stock
Industrial and miscellaneous	–	1,601	2,997	4,598

Total preferred stock	–	1,601	2,997	4,598

Common stock
Mutual funds	12,648	–	–	12,648
Industrial and miscellaneous	2,753	6	156,572	159,331

Total common stock	15,401	6	156,572	171,979

Cash equivalents and short-term
Mutual funds	1,333,140	–	–	1,333,140

Total cash equivalents and short-term	1,333,140	–	–	1,333,140

Securities lending reinvested collateral	71,045	–	–	71,045
Derivative assets	35,859	1,828,844	–	1,864,703
Separate account assets	67,486,247	3,103,229	3,823	70,593,299

Total assets	$68,941,692	$4,962,434	$171,597	$74,075,723

Liabilities:
Derivative liabilities	$7,600	$772,387	$–	779,987
Separate account liabilities	3,069	–	–	3,069

Total liabilities	$10,669	$772,387	$–	$783,056

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$–	$21,438	$14,618	$36,056

Total bonds	–	21,438	14,618	36,056

Preferred stock
Industrial and miscellaneous	–	1,964	3,180	5,144

Total preferred stock	–	1,964	3,180	5,144

Common stock
Mutual funds	–	5	–	5
Industrial and miscellaneous	5,320	15	197,751	203,086

Total common stock	5,320	20	197,751	203,091

Cash equivalents and short-term
Government	–	69,167	–	69,167
Money market mutual funds	1,077,470	–	–	1,077,470

Total cash equivalents and short-term	1,077,470	69,167	–	1,146,637

Securities lending reinvested collateral	–	2,460,919	–	2,460,919
Derivative assets	–	721,333	31,703	753,036
Separate account assets	76,780,559	2,607,246	51,040	79,438,845

Total assets	$77,863,349	$5,882,087	$298,292	$84,043,728

Liabilities:
Derivative liabilities	$–	$679,730	$2,473	$682,203
Separate account liabilities	1,550	–	–	1,550

Total liabilities	$1,550	$679,730	$2,473	$683,753

The Company reviews the fair value hierarchy classifications at each reporting period. Overall, reclassifications between levels occur when there are changes in the observability of inputs and market activity used in the valuation of a financial asset or liability. Given the types of assets classified as Level 1 (primarily equity securities including mutual fund investments), transfers between Level 1 and Level 2 measurement categories are expected to be infrequent. Transfers into and out of level 3 are summarized in the schedule of changes in level 3 asset and liabilities. There were no material asset transfers between level 1 and level 2 or between level 2 and level 3 during the years ended December 31, 2018 and 2017.

Bonds classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Bonds classified as Level 3 are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilize significant inputs that are not market observable.

Preferred stock classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Preferred stock classified as Level 3 are internally valued using significant unobservable inputs.

Common stock classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Common stock classified as Level 3 are comprised primarily of shares in the Federal Home Loan Bank (FHLB) of Des Moines, which are valued at par as a proxy for fair value as a result of restrictions that allow redemptions only by FHLB.

Cash equivalents and short-term investments classified as level 1 are primarily money market mutual funds and are measured at fair value. For those securities with a pricing source of ‘amortized cost’; amortized cost is a proxy for fair value.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Securities lending reinvested in collateral is valued and classified in the same way as the underlying collateral, which is primarily composed of short-term investments.

Derivatives classified as Level 2 represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Derivatives classified as Level 3 represent interest rate swaps calculated by simulation using a series of market-consistent inputs to model the dynamics of the swap. The inputs are taken from market instruments to the extent that they exist.

Separate account assets and liabilities are valued and classified in the same way as general account assets and liabilities (described above).

The following tables summarize the changes in assets classified as Level 3 for 2018 and 2017:

	Beginning Balance at January 1, 2018	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)

Bonds
Government	$–	$–	$–	$(3)	$3
RMBS	–	–	–	(26)	26
Other	14,619	–	5,465	108	423
Preferred stock	3,180	–	–	–	(754)
Common stock	197,751	–	270	(2,000)	3,398
Other long term	–	920	1,040	–	(310)
Derivatives	29,230	–	–	(84,445)	(29,230)
Separate account assets	51,040	1,394	249	(43,234)	(77)

Total	$295,820	$2,314	$7,024	$(129,600)	$(26,521)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2018

Bonds
Government	$–	$–	$–	$–	$–
RMBS	–	–	–	–	–
Other	–	–	–	1,479	8,206
Preferred stock	828	–	259	–	2,997
Common stock	–	216	42,400	123	156,572
Other long term	430	–	–	–	–
Derivatives	–	–	(3,869)	(80,576)	–
Separate account assets	100	–	3,490	1,660	3,824

Total	$1,358	$216	$42,280	$(77,314)	$171,598

(a) Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations

(b) Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Beginning Balance at January 1, 2017	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Government	$–	$–	$–	$(8)	$8
RMBS	–	–	–	(30)	30
Other	18,746	2,571	2,555	2	1,306
Preferred stock	3,153	–	–	–	(518)
Common stock	192,928	7	6	(2,246)	1,896
Derivatives	(358,974)	457	–	(174,683)	387,747
Separate account assets	45,420	3,249	2,719	16	4,887

Total	$(98,727)	$6,284	$5,280	$(176,949)	$395,356

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2017
Bonds
Government	$–	$–	$–	$–	$–
RMBS	–	–	–	–	–
Other	$–	$6,082	$–	$11,533	$14,619
Preferred stock	546	–	–	–	3,180
Common stock	155	12,164	1,000	6,148	197,750
Derivatives	–	–	(8,536)	(166,147)	29,230
Separate account assets	5,393	–	755	4,452	51,040

Total	$6,094	$18,246	$(6,781)	$(144,014)	$295,819

(a) Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations

(b) Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period.

Nonrecurring fair value measurements

As indicated in Note 2, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2018, the Company held no properties as held-for-sale, where fair value was less than its carrying value. As of December 31, 2018, the Company held two properties as held-for sale, where carrying amount of $15,168 was equal to fair value.

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified as Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

5. Investments

Bonds and Stocks

The carrying amounts and estimated fair value of investments in bonds and stocks are as follows:

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2018
Bonds:
United States Government and agencies	$6,387,028	$246,948	$121,683	$6,512,293
State, municipal and other government	732,171	34,020	18,984	747,207
Hybrid securities	249,112	13,176	7,196	255,092
Industrial and miscellaneous	15,065,090	711,594	368,812	15,407,872
Mortgage and other asset-backed securities	4,034,408	257,889	64,185	4,228,112
Total bonds	26,467,809	1,263,627	580,860	27,150,576
Unaffiliated preferred stocks	97,382	3,022	9,191	91,213
Total	$26,565,191	$1,266,649	$590,051	$27,241,789

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$154,552	$18,557	$1,130	$171,979

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2017
Bonds:
United States Government and agencies	$7,991,164	$647,439	$91,438	$8,547,165
State, municipal and other government	649,273	64,326	4,664	708,935
Hybrid securities	315,345	44,852	11,156	349,041
Industrial and miscellaneous	14,674,617	1,528,517	66,209	16,136,925
Mortgage and other asset-backed securities	4,403,184	298,152	47,054	4,654,282
Total bonds	28,033,583	2,583,286	220,521	30,396,348
Unaffiliated preferred stocks	96,276	5,552	6,878	94,950
	$28,129,859	$2,588,838	$227,399	$30,491,298

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$187,538	$15,572	$19	$203,091

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The carrying amount and estimated fair value of bonds at December 31, 2018, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	2018
December 31:	Carrying Value	Fair Value
Due in one year or less	$694,758	$701,949
Due after one year through five years	4,349,981	4,351,741
Due after five years through ten years	5,340,061	5,500,383
Due after ten years	12,048,601	12,368,391

	22,433,401	22,922,464
Mortgage and other asset-backed securities	4,034,408	4,228,112

	$26,467,809	$27,150,576

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2018 and 2017 is as follows:

		2018

	Equal to or Greater than 12 Months		Less than 12 Months

	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses

United States Government and agencies	$408,244	$25,720	$3,771,156	$95,963
State, municipal and other government	81,284	6,595	179,206	12,389
Hybrid securities	13,815	2,063	104,398	5,133
Industrial and miscellaneous	1,490,093	135,948	4,732,483	232,864
Mortgage and other asset-backed securities	762,982	37,966	793,414	26,219

Total bonds	2,756,418	208,292	9,580,657	372,568

Preferred stocks-unaffiliated	22,257	6,098	33,300	3,093
Common stocks-unaffiliated	–	–	11,083	1,130

Total	$2,778,675	$214,390	$9,625,040	$376,791

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017

	Equal to or Greater than 12 Months		Less than 12 Months

	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses

United States Government and agencies	$1,367,915	$89,250	$190,002	$2,188
State, municipal and other government	87,540	4,243	48,382	421
Hybrid securities	74,461	11,156	–	–
Industrial and miscellaneous	1,197,291	49,558	1,038,803	16,651
Mortgage and other asset-backed securities	615,787	31,026	746,813	16,028

Total bonds	3,342,994	185,233	2,024,000	35,288

Preferred stocks-unaffiliated	18,880	6,817	3,846	61
Common stocks-unaffiliated	–	–	549	19

	$3,361,874	$192,050	$2,028,395	$35,368

During 2018 and 2017, respectively, there were no loan-backed or structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold for a period of time to recover the amortized cost basis. During 2016 there was $27,182 of loan-backed structured securities with a recognized OTTI due to the inability or lack of intent and ability to hold for a period of time to recover the amortized cost basis.

For loan-backed and structured securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield, in 2018, 2017 and 2016 the Company recognized OTTI of $4,339, $7,960 and $17,321, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following loan-backed and structured securities were held at December 31, 2018, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
059515AC0	$2,646	$2,494	$152	$2,494	$2,214	3/31/2018
14984WAA8	1,740	1,678	62	1,678	1,530	3/31/2018
3622EEAA0	6,023	5,988	35	5,988	6,022	3/31/2018
52522QAM4	41,713	41,166	547	41,166	40,475	3/31/2018
65536PAA8	648	636	12	636	491	3/31/2018
48123HAA1	259	248	11	248	82	3/31/2018
126380AA2	5,069	5,069	(0)	5,069	5,287	3/31/2018
05950WAM0	1,425	1,172	253	1,172	1,189	06/30/2018
059515AC0	2,368	2,335	33	2,335	2,072	06/30/2018
65536PAA8	622	440	182	440	476	06/30/2018
48123HAA1	239	–	239	–	56	09/30/2018
225470FJ7	1,142	1,106	36	1,106	1,084	12/31/2018
22944BCX4	54,890	54,108	782	54,108	49,073	12/31/2018
36828QQK5	4,500	2,505	1,995	2,505	4,326	12/31/2018

			$4,339

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2018 and 2017 is as follows:

	2018		2017
	Losses 12 Months or More	Losses Less Than 12 Months	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31:
The aggregate amount of unrealized losses	$37,966	$39,883	$31,010	$29,380
The aggregate related fair value of securities with unrealized losses	762,982	815,146	614,741	770,935

At December 31, 2018 and 2017, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 610 and 468 securities with a carrying amount of $2,993,065 and $3,553,923, and an unrealized loss of $214,390 and $192,050 with an average price of 92.8 and 93.9 (fair value/amortized cost). Of this portfolio, 90.7% and 89.7% were investment grade with associated unrealized losses of $161,075 and $141,101, respectively.

At December 31, 2018 and 2017, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 1,323 and 504 securities with a carrying amount of $9,989,618 and $2,063,194 and an unrealized loss of $375,662 and

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

$35,349 with an average price of 96.2 and 97.3 (fair value/amortized cost). Of this portfolio, 89.6% and 87.4% were investment grade with associated unrealized losses of $291,872 and $27,177, respectively.

At December 31, 2018 and 2017, respectively, there were no common stocks that have been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2018 and 2017, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 13 and 5 securities with a cost of $12,212 and $592 and an unrealized loss of $1,130 and $43 with an average price of 90.8 and 92.8 (fair value/cost).

The following structured notes were held at December 31, 2018 and 2017:

December 31, 2018
CUSIP Identification	Actual Cost	Fair Value	Book /Adjusted Carrying Value	Mortgage- Referenced Security (YES/NO)
912810QV3	$14,974	$14,436	$16,404	NO
912810RA8	772,522	875,159	856,899	NO
912810RL4	1,145,407	1,169,921	1,230,189	NO
44965TAA5	5,822	5,137	5,829	NO
44965UAA2	3,605	3,047	3,606	NO

Total	$1,942,330	$2,067,700	$2,112,927

December 31, 2017
CUSIP Identification	Actual Cost	Fair Value	Book /Adjusted Carrying Value	Mortgage- Referenced Security (YES/NO)
44965TAA5	$4,296	$4,802	$4,301	NO
44965UAA2	205	241	205	NO
912810QV3	14,974	15,644	16,022	NO
912810RA8	772,522	951,760	831,117	NO
912810RL4	1,195,281	1,333,989	1,249,924	NO

Total	$1,987,278	$2,306,436	$2,101,569

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table provides the number of 5GI securities, aggregate book adjusted carrying value and aggregate fair value by investment type:

	Number of 5GI Securities	Book /Adjusted Carrying Value	Fair Value
December 31, 2018
Bond, amortized cost	3	$29,647	$29,725
Loan-backed and structured securities, amortized cost	1	8	8
Preferred stock, amortized cost	1	2,996	2,996

Total	5	$32,651	$32,729

December 31, 2017
Bond, amortized cost	4	$33,531	$35,359
Loan-backed and structured securities, amortized cost	1	9	9

Total	5	$33,540	$35,368

During 2018 and 2017, the Company sold, redeemed or otherwise disposed of 152 and 112 securities as a result of a callable feature which generated investment income of $17,409 and $44,912 as a result of a prepayment penalty and/or acceleration fee.

Proceeds from sales and other disposals of bonds and preferred stock and related gross realized capital gains and losses are reflected in the following table. The amounts exclude maturities and include transfers associated with reinsurance agreements.

	Year Ended December 31
	2018	2017	2016
Proceeds	$5,597,099	$17,928,678	$11,073,491

Gross realized gains	$73,153	$2,373,050	$167,936
Gross realized losses	(207,526)	(151,088)	(120,206)

Net realized capital gains (losses)	$(134,373)	$2,221,962	$47,730

The Company had gross realized losses, which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks, for the years ended December 31, 2018, 2017 and 2016 of $10,795, 19,101 and $40,319 respectively.

At December 31, 2018 and 2017, the Company had no investments in restructured securities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Mortgage Loans

The credit quality of mortgage loans by type of property for the years ended December 31, 2018 and 2017 were as follows:

December 31, 2018
	Farm	Commercial	Total
AAA - AA	$219	$2,619,855	$2,620,074
A	42,814	1,734,474	1,777,288
BBB	6,690	157,753	164,443
BB	8,730	4,119	12,849
B	–	–	–

	$58,453	$4,516,201	$4,574,654

December 31, 2017
	Farm	Commercial	Total
AAA - AA	$16,247	$2,421,619	$2,437,866
A	41,447	1,549,298	1,590,745
BBB	–	125,975	125,975
BB	–	16,144	16,144
B	8,912	49,118	58,030

	$66,606	$4,162,154	$4,228,760

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2018, the Company issued mortgage loans with a maximum interest rate of 5.57% and a minimum interest rate of 3.95% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2018 at the time of origination was 69%. During 2017, the Company issued mortgage loans with a maximum interest rate of 7.35% and a minimum interest rate of 3.50% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2017 at the time of origination was 77%. During 2016, the Company issued mortgage loans with a maximum interest rate of 8.71% and a minimum interest rate of 3.00% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2016 at the time of origination was 91%.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

During 2018 and 2017, the Company did not reduce the interest rate on any outstanding mortgage loans.

The age analysis of mortgage loans and identification in which the Company is a participant or co-lender in a mortgage loan agreement is as follows for December 31, 2018 and 2017.

	Farm	Commercial
		Insured	All Other	Total
December 31, 2018
Recorded Investment (All)
(a) Current	$50,576	$–	$4,435,184	$4,485,760
(b) 30-59 Days Past Due	–	–	–	–
(c) 60-89 Days Past Due	–	–	57,005	57,005
(d) 90-179 Days Past Due	7,875	–	–	7,875
(e) 180+ Days Past Due	–	–	24,014	24,014
Accruing interest 90-179 days past due
(a) Recorded investment	7,876	–	–	7,876
(b) Interest accrued	96	–	–	96
Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$31,524	$–	$1,286,604	$1,318,128

		Commercial
	Farm	Insured	All Other	Total
December 31, 2017
Recorded Investment (All)
(a) Current	$66,606	$–	$4,153,714	$4,220,320
(b) 30-59 Days Past Due	–	–	3,641	3,641
(c) 60-89 Days Past Due	–	–	–	–
(d) 90-179 Days Past Due	–	–	–	–
(e) 180+ Days Past Due	–	–	4,799	4,799
Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$34,964	$–	$1,252,751	$1,287,715

At December 31, 2018 and 2017, respectively, multiple mortgage loans with a carrying value of $24,014 and $4,799 were non-income producing for the previous 180 days. There was no accrued interest related to these mortgage loans at December 31, 2018 or 2017. The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property. At December 31, 2018 and 2017 there were no taxes, assessments and other amounts advanced and not included in the mortgage loan total.

At December 31, 2018 and 2017, respectively, the Company held $0 and $49,118 in impaired loans with related allowance for credit losses of $0 and $26,618. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2018 and 2017, respectively. There were no mortgage loans subject to participant or co-lender mortgage loan agreements for which the Company is restricted from unilaterally foreclosing on the mortgage loans. The average recorded investment in impaired loans during 2018 and 2017 was $49,118 and $10,793, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2018	2017	2016
Balance at beginning of period	$26,618	$1,421	$1,569
Additions, net charged to operations	–	26,618	174
Recoveries in amounts previously charged off	(26,618)	(1,421)	(322)

Balance at end of period	$–	$26,618	$1,421

As of December 31, 2018 and 2017, the Company had no mortgage loans derecognized as a result of foreclosure.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. For the years ended December 31, 2018, 2017 and 2016, respectively, the Company recognized $852, $5,359 and $677 of interest income on impaired loans. Interest income of $860, $2,806 and $786, respectively, was recognized on a cash basis for the years ended December 31, 2018, 2017 and 2016.

At December 31, 2018 and 2017, the Company held a mortgage loan loss reserve in the AVR of $46,231 and $42,871, respectively.

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2018	2017		2018	2017
Pacific	28%	28%	Apartment	47%	46%
South Atlantic	22	20	Retail	21	23
Middle Atlantic	16	18	Office	16	17
W. North Central	8	8	Industrial	12	9
E. North Central	8	6	Other	2	2
W. South Central	7	8	Agricultural	1	2
Mountain	6	7	Medical	1	1
E. South Central	4	4
New England	1	1

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018, 2017 and 2016, the Company had mortgage loans with a total net admitted asset value of $23,144, $83,445 and $81,895, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2018, 2017 and 2016 related to such restructurings. At December 31, 2018 there were no commitments to lend additional funds to debtors owing receivables, however, there was one such commitment at December 31, 2017 for $3,000.

Real Estate

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. Impairment losses of $26,231, $4,033 and $7,500 were taken on real estate in 2018, 2017 and 2016, respectively, to write the book value down to the current fair value, and included in net realized capital gains (losses), within the Summary of Operations, for the year ended December 31, 2018.

As of December 31, 2018, there are 9 properties classified as held for sale. The Company is working with an external commercial real estate advisor firm to actively market the properties and negotiate with potential buyers. During 2018, 6 properties classified as held for sale were disposed of resulting in a net realized gain of $4,579, which was included in net realized capital gains (losses) within the Summary of Operations.

The Company also disposed of other properties during 2018 resulting in net realized gains of $26,756. Two properties were disposed of during 2017 resulting in a realized loss of ($69).

The carrying value of the Company’s real estate assets at December 31, 2018 and 2017 was as follows:

	2018	2017
Home office properties	$52,466	$84,719
Investment properties	18,953	104,325
Properties held for sale	43,027	–
	$114,446	$189,044

Accumulated depreciation on real estate at December 31, 2018 and 2017, was $72,083 and $71,624, respectively.

Other Invested Assets

During 2018, the Company recorded impairments of $3,363, $10,619, and $54,902 throughout 2018, 2017, and 2016. These impairments were primarily related to private equity funds, except for 2017, which also included an impairment for a tax credit fund. The impairments were taken because the decline in fair value of the funds were deemed to be other than temporary and a recovery in value from the remaining underlying investments in the funds were not anticipated. These write-downs are included in net realized capital gains (losses) within the statement of operations.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

During 2017, the Company reassigned its ownership interest in the Prisma Spectrum Fund for an additional interest in the Zero Beta Fund in the amount of $62,567, which resulted in a realized gain of $16,974.

Tax Credits

At December 31, 2018, the Company had ownership interests in forty-seven LIHTC investments. The remaining years of unexpired tax credits ranged from one to eleven, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to sixteen years. The amount of contingent equity commitments expected to be paid during the years 2019 to 2029 is $55,107. Other LIHTC tax benefits recognized during 2018 was $76,141. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

At December 31, 2017, the Company had ownership interests in forty-nine LIHTC investments. The remaining years of unexpired tax credits ranged from one to eleven, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to seventeen years. The amount of contingent equity commitments expected to be paid during the years 2018 to 2029 is $38,608. LIHTC tax credits recognized during 2017 was $12,366. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of transferable state tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2018 and 2017:

		December 31, 2018
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount	*
Low-Income Housing Tax Credits	MA	$3,880	$6,220
Economic Redevelopment and Growth Tax Credits	NJ	3,994	20,948

Total		$7,874	$27,168

		December 31, 2017
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$1,332	$7,400
Economic Redevelopment and Growth Tax Credits	NJ	2,982	14,449

Total		$4,314	$21,849

*The	unused amount reflects credits that the Company deems will be realizable in the period 2019-2030.

The Company did not have any non-transferable state tax credits.

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits, and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Derivatives

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities). Fair value of derivative contracts, aggregated at a counterparty level at December 31, was as follows:

	2018	2017
Fair value - positive	$2,109,376	$1,098,479
Fair value - negative	(893,430)	(909,070)

At December 31, 2018, 2017 and 2016, the Company has recorded unrealized gains (losses) of $829,565 ($120,083) and ($591,186), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. The Company did not recognize any unrealized gains or losses during 2018, 2017 and 2016 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 25 years for forecasted hedge transactions. At December 31, 2018 and 2017, none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship. As of December 31, 2018 and 2017, the Company has accumulated deferred gains in the amount of $0 and $1,898, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on future asset purchases expected to transpire throughout 2019.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Summary of realized gains (losses) by derivative type for year-end December 31, is as follows:

	2018	2017	2016

Options:
Calls	$45,514	$2,067	$1,524
Caps	–	(1,203)	–
Puts	(38,626)	(1,337)	10,700

Total options	$6,888	$(473)	$12,224

Swaps:
Interest rate	$(296,623)	$307,519	$642,433
Credit	(14,247)	10,107	3,046
Foreign exchange	–	–	(2,959)
Total return	(198,766)	(1,412,666)	(510,883)

Total swaps	$(509,636)	$(1,095,040)	$131,637

Futures - net positions	(263,032)	59,052	(337,977)
Lehman settlements	537	1,195	1,241

Total realized gains (losses)	$(765,243)	$(1,035,266)	$(192,875)

Fair value of replicated assets and credit default swaps (as underlying), as of December 31, is as follows:

	2018	2017	2016
Replicated assets	$3,685,810	$3,568,730	$4,576,931
Credit default swaps	40,443	71,130	41,602
Interest rate swaps	2,188	(27,891)	(73,920)

Capital gains (losses) related to credit swap transactions (which are primarily replication transactions), as of December 31, is as follows:

	2018	2017	2016
Capital gains (losses)	$(4,435)	$10,107	$3,046

As stated in Note 2, the Company replicates investment grade corporate bonds, sovereign debt, or commercial mortgage backed securities by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, a payment equal to the notional amount of the contract, less any potential recoveries as determined by the underlying agreement, will be made by the Company to the counterparty to the swap.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables present the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2018 and 2017:

		2018

Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)

AAA/AA/A	1
Single name credit default swaps (3)		$5,252	$453,085	2.6
Credit default swaps referencing indices		(109)	10,000	40.9

Subtotal		5,143	463,085	3.4

BBB	2
Single name credit default swaps (3)		28,016	1,754,450	2.7
Credit default swaps referencing indices		7,750	897,000	3.2

Subtotal		35,766	2,651,450	2.9

BB	3
Single name credit default swaps (3)		2,655	135,500	2.6
Credit default swaps referencing indices		-	-	-

Subtotal		2,655	135,500	2.6

B	4
Single name credit default swaps (3)		(2,809)	27,000	2.7
Credit default swaps referencing indices		-	-	-

Subtotal		(2,809)	27,000	2.7

CCC and lower	5
Single name credit default swaps (3)		(312)	5,000	1.0
Credit default swaps referencing indices		-	-	-

Subtotal		(312)	5,000	1.0

In or near default	6
Single name credit default swaps (3)		-	-	-
Credit default swaps referencing indices		-	-	-

Subtotal		-	-	-

Total		$40,443	$3,282,035	3.0

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

		2017
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$55,569	$2,051,835	3.0
Credit default swaps referencing indices		13,655	665,000	4.3
Subtotal		69,224	2,716,835	3.3
BBB	2
Single name credit default swaps (3)		1,907	75,000	2.2
Credit default swaps referencing indices		-	-
Subtotal		1,907	75,000	2.2
BB	3
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
B	4
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
CCC and lower	5
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
In or near default	6
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
Total		$71,131	$2,791,835	3.3

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

(3)	Includes corporate, foreign government and state entities.

The Company may enter into credit default swaps to purchase credit protection on certain of the referenced credit obligations in the table above. At December 31, 2018, the maximum amounts of potential future recoveries available to offset the $3,282,035 from the table above were $0. At December 31, 2017, the maximum amounts of potential future recoveries available to offset the $2,791,835 from the table above were $10,000.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the Company’s outstanding derivative instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or Notional Amount*		Fair Value
	2018	2017	2018	2017
Derivative assets:
Credit default swaps	$2,379,467	$1,435,700	$48,036	$55,537
Currency swaps	129,622	57,608	15,288	8,349
Equity futures	17	(2)	15,386	–
Equity swaps	3,668,687	408,478	278,712	9,760
Interest rate futures	38	30	20,473	–
Interest rate swaps	24,837,035	20,767,735	708,359	574,599
Options	19,736,876	13,536,702	835,056	170,119
Derivative liabilities:
Credit default swaps	1,262,568	1,756,135	(1,311)	(12,107)
Currency swaps	18,459	41,865	1,706	5,041
Equity futures	(1)	–	870	–
Equity swaps	136,057	5,444,454	16,512	284,921
Interest rate futures	(17)	–	6,730	–
Interest rate swaps	15,034,996	13,175,966	366,016	305,657
Options	(3,466,359)	(7,052,116)	314,840	45,443

*Futures	are presented in contract format. Swaps and options are presented in notional format.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Restricted Assets

The following tables show the pledged or restricted assets as of December 31, 2018 and 2017, respectively:

	Gross Restricted (Admitted & Nonadmitted) 2018
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A)	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
Collateral held under security lending agreements	$1,669,762	$–	$–	$–	$1,669,762
Subject to repurchase agreements	205,405	–	–	–	205,405
Subject to dollar repurchase agreements	361,063	–	–	–	361,063
FHLB capital stock	133,400	–	–	–	133,400
On deposit with states	37,249	–	–	–	37,249
Pledged as collateral to FHLB (including assets backing funding agreements)	4,405,503	–	–	–	4,405,503
Pledged as collateral not captured in other categories	637,227	–	–	–	637,227
Other restricted assets	1,172,934	–	–	–	1,172,934

Total Restricted Assets	$8,622,543	$–	$–	$–	$8,622,543

	Gross (Admitted & Nonadmitted) Restricted				Percentage
Restricted Asset Category	Total From Prior Year (2017)	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$2,461,167	$(791,405)	$–	$1,669,762	1.44%	1.44%
Subject to repurchase agreements	116,023	89,382	–	205,405	0.18%	0.18%
Subject to reverse repurchase agreements	–	–	–	–	0.00%	0.00%
Subject to dollar repurchase agreements	278,626	82,437	–	361,063	0.31%	0.31%
Subject to dollar reverse repurchase agreements	–	–	–	–	0.00%	0.00%
FHLB capital stock	175,800	(42,400)	–	133,400	0.11%	0.11%
On deposit with states	40,862	(3,613)	–	37,249	0.03%	0.03%
Pledged as collateral to FHLB (including assets backing funding agreements)	4,999,339	(593,836)	–	4,405,503	3.76%	3.76%
Pledged as collateral not captured in other categories	600,943	36,284	–	637,227	0.54%	0.54%
Other restricted assets	423,770	749,164	–	1,172,934	1.00%	1.00%

Total Restricted Assets	$9,096,530	$(473,987)	$–	$8,622,543	7.37%	7.37%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The amounts reported as Other restricted assets in the table above represent assets held in trust related to reinsurance.

The following tables show the pledged or restricted assets in other categories as of December 31, 2018 and 2017, respectively:

	Gross (Admitted & Nonadmitted) Restricted 2018
Description of Assets	Total General Account (G/A)	G/A Supporting S/A Activity	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity	Total
Derivatives	$587,361	$–	$–	$–	$587,361
Secured Funding Agreements	46,723	–	–	–	46,723
AMBAC	3,143	–	–	–	3,143

Total	$637,227	$–	$–	$–	$637,227

	Gross (Admitted & Nonadmitted) Restricted			Percentage

Description of Assets	Total From Prior Year (2017)	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Derivatives	$577,146	$10,215	$587,361	0.50%	0.50%
Secured Funding Agreements	19,943	26,780	46,723	0.04%	0.04%
AMBAC	3,854	(711)	3,143	0.00%	0.00%

Total	$600,943	$36,284	$637,227	0.54%	0.54%

The following tables show the collateral received and reflected as assets within the financial statements as of December 31, 2018 and 2017:

	2018
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$1,379,285	$1,379,285	3.05%	3.06%
Securities lending collateral assets	1,670,537	1,670,537	3.69	3.70
Other	3,999	3,999	0.01	0.01

Total Collateral Assets	$3,053,821	$3,053,821	6.75%	6.77%

	Amount	% of Liability to Total Liabilities
Recognized Obligation to return collateral asset	$3,054,914	7.77%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$725,234	$725,235	1.55%	1.55%
Securities lending collateral assets	2,460,919	2,460,919	5.25	5.27
Other	9,974	9,973	0.02	0.02

Total Collateral Assets	$3,196,127	$3,196,127	6.82%	6.84%

	Amount	% of Liability to Total Liabilities
Recognized Obligation to return collateral asset	$3,197,011	7.97%

Net Investment Income

Detail of net investment income is presented below:

	Year Ended December 31
	2018	2017	2016
Income:
Bonds	$1,220,282	$1,597,423	$1,821,601
Preferred stocks	7,711	5,655	6,159
Common stocks	100,616	214,463	13,474
Mortgage loans on real estate	202,918	239,980	284,532
Real estate	20,190	20,862	22,698
Policy loans	38,144	39,825	41,872
Cash, cash equivalents and short-term	37,671	23,632	15,464
Derivatives	65,909	100,763	221,031
Other invested assets	72,460	294,772	81,017

Gross investment income	1,765,901	2,537,375	2,507,848
Less: investment expenses	201,761	167,604	142,071

Net investment income before amortization of IMR	1,564,140	2,369,771	2,365,777
Amortization of IMR	46,511	63,277	79,140

Net investment income	$1,610,651	$2,433,048	$2,444,917

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Realized Capital Gains (Losses)

Net realized capital gains (losses) on investments, including OTTI, are summarized below:

	Realized Year Ended December 31
	2018	2017	2016
Bonds	$(146,705)	$2,202,327	$(38,959)
Preferred stocks	1,539	535	933
Common stocks	(3,690)	(1,978)	885
Mortgage loans on real estate	(25,561)	89,463	145
Real estate	5,104	(4,101)	(3,377)
Cash, cash equivalents and short-term investments	(41)	(185)	131
Derivatives	(765,780)	(1,036,461)	(185,514)
Other invested assets	113,193	117,051	(143,751)

Change in realized capital gains (losses), before taxes	(821,941)	1,366,651	(369,507)
Federal income tax effect	6,082	(197,793)	(7,059)
Transfer from (to) interest maintenance reserve	129,505	(1,711,437)	69,383

Net realized capital gains (losses) on investments	$(686,354)	$(542,579)	$(307,183)

Unrealized Capital Gains (Losses)

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2018	2017	2016

Bonds	$34,974	$64,814	$87,348
Preferred stocks	(859)	(564)	(102)
Common stocks	1,874	1,468	95
Affiliated entities	157,530	398,521	420,679
Mortgage loans on real estate	26,618	(25,197)	149
Cash equivalents and short-term investments	143	8	(141)
Derivatives	1,052,471	(73,945)	(282,801)
Other invested assets	32,650	180,441	44,126

Change in unrealized capital gains (losses), before taxes	1,305,401	545,546	269,353
Taxes on unrealized capital gains (losses)	(54,921)	124,074	(202,078)

Change in unrealized capital gains (losses), net of tax	$1,250,480	$669,620	$67,275

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

6. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life premium and annuity considerations at December 31, 2018 and 2017 were as follows:

	2018		2017
	Gross	Net of Loading	Gross	Net of Loading
Life and annuity:
Ordinary first-year business	$1,077	$173	$233	$(644)
Ordinary renewal business	94,263	84,248	88,791	78,408
Group life direct business	16,474	7,911	17,510	8,438
Credit direct business	13	13	55	55

	$111,827	$92,345	$106,589	$86,257

7. Policy and Contract Attributes

Insurance Liabilities

Policy reserves, deposit funds and policy claims at December 31, 2018 and 2017 were as follows:

	Year Ended December 31
	2018	2017

Life insurance reserves	$11,431,333	$11,854,033
Annuity reserves and supplementary contracts with life contingencies	13,793,355	13,180,233
Accident and health reserves (including long term care)	681,838	715,419
Total policy reserves	$25,906,526	25,749,685

Deposit funds	915,773	1,042,297
Policy claims	485,636	399,919
Total policy reserves, deposit funds and claim liabilities	$27,307,935	$27,191,901

Life Insurance Reserves

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioner’s Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 0.05% of ordinary life insurance in force at December 31, 2018 and 2017.

Annuity Reserves and Supplementary Contracts Involving Life Contingencies

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest.

Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.25 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Valuation Manual section 21 (VM-21), Requirements for Principle-Based Reserves for Variable Annuities. VM-21 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The VM-21 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of VM-21 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on Company experience. The SSA was determined using the assumptions and methodology prescribed in VM-21 for determining the SSA.

Accident and Health Liabilities

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts. As of December 31, 2018 and 2017, the Company had insurance in force aggregating $78,179,488 and $93,922,936, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Iowa Insurance Division. The Company established policy reserves of $1,667,131 and $1,816,099 to cover these deficiencies as of December 31, 2018 and 2017, respectively.

For indeterminate premium products, a full schedule of current and anticipated premium rates is developed at the point of issue. Premium rate adjustments are considered when anticipated future experience foretells deviations from the original profit standards. The source of deviation (mortality, persistency, expense, etc.) is an important consideration in the re-rating decision as well as the potential effect of a rate change on the future experience of the existing block of business.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. Unpaid claims include amounts for losses and related adjustment expenses and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors.

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2018
2018	$-	$308,983	$225,500	$83,483
2017 and prior	157,201	(21,859)	83,584	51,758
	157,201	$287,124	$309,084	135,241

Active life reserve	$657,543			$632,180
Total accident and health reserves	$814,744			$767,421

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2017
2017	$-	$316,002	$215,157	$100,845
2016 and prior	1,425,390	(1,282,531)	86,503	56,356
	1,425,390	$(966,529)	$301,660	157,201

Active life reserve	$3,953,654			$657,543
Total accident and health reserves	$5,379,044			$814,744

The Company’s unpaid claims reserve was decreased by (21,859) and ($1,282,351) for the years ended December 31, 2018 and 2017, respectively, for health claims that were incurred prior to those balance sheet dates. The change in 2018 resulted primarily from variances in the estimated frequency of claims and claim severity. The change in 2017 resulted primarily from a new intercompany reinsurance agreement on the long term care block.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2018 and 2017 was $3,091 and $3,278, respectively. The Company incurred $16,534 and paid $16,722 of claim adjustment expenses during 2018, of which $1,771 of the paid amount was attributable to insured or covered events of prior years. The Company incurred -$17,765 and paid $15,543 of claim adjustment expenses during 2017, of which $1,190 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2018.

Deposit-type Contracts

Tabular interest on funds not involving life contingencies has also been determined primarily by formula.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Withdrawal Characteristics of Annuity Reserves and Deposit Funds

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$1,186,894	$–	$–	$1,186,894	1%
At book value less surrender charge of 5% or more	502,104	–	–	502,104	1
At fair value	97,353	–	65,968,217	66,065,570	78
Total with adjustment or at fair value	1,786,351	–	65,968,217	67,754,568	80
At book value without adjustment (minimal or no charge or adjustment)	11,213,583	–	–	11,213,583	13
Not subject to discretionary withdrawal provision	5,744,774	38,792	254,223	6,037,789	7
Total annuity reserves and deposit liabilities	18,744,708	38,792	66,222,440	85,005,940	100%

Less reinsurance ceded	3,225,879	–	–	3,225,879
Net annuity reserves and deposit liabilities	$15,518,829	$38,792	$66,222,440	$81,780,061

	December 31 2017
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$981,060	$–	$–	$981,060	1%
At book value less surrender charge of 5% or more	309,366	–	–	309,366	1
At fair value	104,165	–	74,544,361	74,648,526	80
Total with adjustment or at fair value	1,394,591	–	74,544,361	75,938,952	82
At book value without adjustment (minimal or no charge or adjustment)	12,266,170	–	–	12,266,170	13
Not subject to discretionary withdrawal provision	4,681,115	44,915	75,027	4,801,057	5
Total annuity reserves and deposit liabilities	18,341,876	44,915	74,619,388	93,006,179	100%

Less reinsurance ceded	4,149,269	–	-	4,149,269
Net annuity reserves and deposit liabilities	$14,192,607	$44,915	$74,619,388	$88,856,910

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Separate Accounts

Certain separate and variable accounts held by the Company relate to individual variable life insurance policies. The benefits provided on the policies are determined by the performance and/or fair value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets of these separate accounts are carried at fair value. The life insurance policies typically provide a guaranteed minimum death benefit.

Certain separate accounts held by the Company represent funds which are administered for pension plans. The assets consist primarily of fixed maturities and equity securities and are carried at fair value. The Company provides a minimum guaranteed return to policyholders of certain separate accounts. Certain other separate accounts do not have any minimum guarantees and the investment risks associated with fair value changes are borne entirely by the policyholder.

Information regarding the separate accounts of the Company as of and for the years ended December 31, 2018, 2017 and 2016 is as follows:

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2018	$–	$–	$11,732	$9,160,718	$9,172,450

Reserves for separate accounts as of December 31, 2018 with assets at:
Fair value	$–	$23,984	$14,808	$69,455,743	$69,494,535
Amortized cost	–	646,872	–	–	646,872
Total as of December 31, 2018	$–	$670,856	$14,808	$69,455,743	$70,141,407

Reserves for separate accounts by withdrawal characteristics as of December 31, 2018:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	69,201,520	69,201,520
At book value without fair value adjustment and with current surrender charge of less than 5%	–	646,872	–	–	646,872
Subtotal	–	646,872	–	69,201,520	69,848,392
Not subject to discretionary withdrawal	–	23,984	14,808	254,223	293,015
Total separate account reserve liabilities at December 31, 2018	$–	$670,856	$14,808	$69,455,743	$70,141,407

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2017	$–	$–	$10,782	$8,705,180	$8,715,962

Reserves for separate accounts as of December 31, 2017 with assets at:
Fair value	$–	$25,346	$19,569	$78,023,636	$78,068,551
Amortized cost	–	633,003	–	–	633,003
Total as of December 31, 2017	$–	$658,349	$19,569	$78,023,636	$78,701,554

Reserves for separate accounts by withdrawal characteristics as of December 31, 2017:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	77,948,609	77,948,609
At book value without fair value adjustment and with current surrender charge of less than 5%	–	633,003	–	–	633,003
Subtotal	–	633,003	–	77,948,609	78,581,612
Not subject to discretionary withdrawal	–	25,346	19,569	75,027	119,942
Total separate account reserve liabilities at December 31, 2017	$–	$658,349	$19,569	$78,023,636	$78,701,554

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2016	$–	$64	$10,970	$8,767,639	$8,778,673

Reserves for separate accounts as of December 31, 2016 with assets at:
Fair value	$–	$21,505	$20,001	$70,154,420	$70,195,926
Amortized cost	–	633,674	–	–	633,674
Total as of December 31, 2016	$–	$655,179	$20,001	$70,154,420	$70,829,600

Reserves for separate accounts by withdrawal characteristics as of December 31, 2016:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	70,116,163	70,116,163
At book value without fair value adjustment and with current surrender charge of less than 5%	–	633,674	–	–	633,674
Subtotal	–	633,674	–	70,116,163	70,749,837
Not subject to discretionary withdrawal	–	21,505	20,001	38,257	79,763
Total separate account reserve liabilities at December 31, 2016	$–	$655,179	$20,001	$70,154,420	$70,829,600

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2018	2017	2016
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$9,198,986	$8,742,039	$8,767,931
Transfers from separate accounts	(12,522,352)	(11,223,730)	(8,507,967)
Net transfers to separate accounts	(3,323,366)	(2,481,691)	259,964
Miscellaneous reconciling adjustments	(152,560)	444,099	469,247
Net transfers as reported in the statements of operations of the life, accident and health annual statement	$(3,475,926)	$(2,037,592)	$729,211

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2018 and 2017, the Company’s separate account statement included legally insulated assets of $71,917,551 and $80,820,068, respectively. The assets legally insulated from general account claims at December 31, 2018 and 2017 are attributed to the following products:

	2018	2017
Group annuities	$23,941,313	$27,892,661
Variable annuities	43,329,322	48,043,845
Fixed universal life	695,569	665,407
Variable universal life	3,737,005	3,952,973
Variable life	198,613	222,858
Modified separate accounts	4,813	29,090
Registered Market Value
Annuity Product - SPL	10,916	13,234
Total separate account assets	$71,917,551	$80,820,068

Some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. To compensate the general account for the risk taken, the separate account paid risk charges of $519,373, $505,695, $483,307, $434,084, and $342,823, to the general account in 2018, 2017, 2016, 2015, and 2014, respectively. During the years ended December 31, 2018, 2017, 2016, 2015, and 2014 the general account of the Company had paid $47,746, $43,334, $77,232, $223,304, and $35,985 respectively, toward separate account guarantees.

At December 31, 2018 and 2017, the Company reported guaranteed separate account assets at amortized cost in the amount of $643,109 and $616,456, respectively, based upon the prescribed practice granted by the State of Iowa as described in Note 2. These assets had a fair value of $679,964 and $669,442 at December 31, 2018 and 2017, respectively, which would have resulted in an unrealized gain of $36,855 and $52,984, respectively, had these assets been reported at fair value.

The Company does not participate in securities lending transactions within the separate account.

8. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2018	2017	2016
Direct premiums	$14,431,051	$13,588,837	$14,081,227
Reinsurance assumed - non affiliates	1,268,615	1,351,628	1,412,887
Reinsurance assumed - affiliates	125,367	325,332	113,578
Reinsurance ceded - non affiliates	(3,040,806)	(15,100,457)	(2,018,612)
Reinsurance ceded - affiliates	(1,361,992)	(3,295,966)	489,464
Net premiums earned	$11,422,235	$(3,130,626)	$14,078,544

Effective October 1, 2018, the Company recaptured credit insurance business from an affiliate, Ironwood Re Corp. The Company released $1,812 in funds withheld liability, recaptured $2,430 of policyholder reserves and $426 of claim reserves. The transaction resulted in a pre-tax loss of $1,045 which has been included in the Statement of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to Ironwood in the amount of $1,262 ($821 after-tax) with a corresponding charge to unassigned surplus.

Effective October 1, 2018, an affiliate, Transamerica Premier Life Insurance Company (TPLIC) recaptured group health insurance business from the Company. The Company paid consideration of $33,799 and released $13,767 of policyholder reserves, $980 of unearned premium reserve and $7,366 of claim reserves. The transaction resulted in a pre-tax loss of $11,686 which has been included in the Statement of Operations.

Effective July 1, 2018, the Company recaptured term insurance business from an affiliate, Stonebridge Reinsurance Company. The Company received cash of $137,447, recaptured $680,477 in policyholder reserves, $28,815 in claim reserves, net due premiums and commissions of $11,764 and $10,560 in interest maintenance reserve liability. The transaction resulted in a pre-tax loss of $570,641 which was included in the Statement of Operations. In addition, as a result of this transaction, amounts previously deferred to surplus under SSAP No. 61R and Appendix A-791, were released resulting in an increase to earnings, net of tax, of $184,144.

Effective July 1, 2018, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The Company paid consideration of $260,000, ceded $674,799 in policyholder reserves, $27,884 in claim reserves, $8,289 in due premium (net of commissions), and $13,229 in interest maintenance reserves liability. The transaction resulted in a pre-tax gain of $447,623 which will be identified separately on the insurer’s statutory financial statement as a surplus item. Recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured.

Effective June 29, 2018, the Company and Wilton Re U. S. Holdings, Inc. (Wilton Re) entered into an agreement as to the “Final Net Settlement Statements and Other Matters” (NSS) associated with the reinsurance agreement between the two companies that was effective April 1, 2017. This agreement related to the reinsurance of the payout annuity and BOLI/COLI business

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

to Wilton Re. As a result of the mutual concessions between the parties, Wilton Re will pay the Company $47,221. In addition, the Company released a reinsurance receivable in the amount of $3,234 related to the initial proposed final NSS that was used for closing. The net pretax impact to Capital and Surplus of these adjustments was $43,986.

Effective June 29, 2018, the Company and Wilton Re agreed to Amendment No. 1 to the Reinsurance Agreement dated June 28, 2017. This amendment converted risks that were ceded on a modified coinsurance basis to a coinsurance basis by reducing the amount of reinsurance ceded in the NSS and reducing the modco reserves ceded. At the close of the original transaction, the company offset the reserve ceded related to a modified separate account contract. Within the amendment to the Master Transaction Agreement, the Company agrees to pay Wilton Re an amount in cash equal to $95,386, which will be offset in full against an equivalent balance of other amounts due and payable to the Company, such that no cash or other assets shall be required to be transferred by the Parties.

Effective December 1, 2017, the Company entered into an agreement with TPLIC, an affiliate, to convert the modified coinsurance agreement to coinsurance and funds withheld. As a result, TLIC transferred cash and invested assets to TPLIC. Assets that were not able to be transferred were retained in a FWH portfolio by TLIC until they mature, are sold or can be transferred. The Company transferred cash and invested assets with a market value of $6,487,360 to TPLIC. The reserves of $4,543,045 and claim reserves of $199,940 net of due and advance premium of $5,815 previously held on a modco basis were transferred to TPLIC. As a result of the transaction $18,642 existing IMR and $1,125,506 newly created IMR ($1,731,547 pre-tax gains) was released and transferred to TPLIC. The transaction results in a pre-tax loss of $606,306 which has been included in the Statement of Operations. Realized gains on the sale of assets supporting the business resulted in gains that offset the impact of the pre-tax loss related to the transaction. The Company ceded modified coinsurance reserves of $4,536,010 as of December 31, 2016 for certain stand-alone long-term care policies under the indemnity reinsurance agreement with TPLIC.

Effective October 1, 2017, the Company recaptured credit life business from an affiliate, Southwest Equity Life Insurance Company. Subsequently, the mortgage life and disability insurance business was recaptured from the Company by TPLIC.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, Transamerica International Reinsurance (Bermuda) Ltd. The Company received cash of $346,458, recaptured $1,260,767 in policyholder reserves, $35,798 claim reserves, $3,502 commissions payable and $26,595 due premium. The transaction results in a pre-tax loss of $927,013 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture at the same consideration. The gain related to this reinsurance agreement was deferred to surplus. The combination of the transaction results in no impact to the surplus of the Company.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, LIICA Re I. The Company received cash of $113,953, recaptured $724,596 in policyholder reserves, $19,768 claim reserves and $11,124 in interest maintenance reserve liability. The transaction results in a pre-tax loss of $641,535 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2017, the Company recaptured certain term insurance business from an affiliate, Transamerica Pacific Insurance Company (TPIC). The company received cash of $1,902 and recaptured $17,310 in policyholder reserves, $2,897 claim reserves and $325 due premium (net of commission). The transaction results in a pre-tax loss of $17,980 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Effective October 1, 2017, the Company novated the reinsurance agreement between TPIC and Transamerica International Re (Bermuda) Ltd. No cash or invested asset or net reserves were transferred as a result of this novation. The transaction results in no pre-tax gain or loss.

Subsequently effective October 1, 2017, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The company accrued to a funds withheld payable of $314,000 ceding $737,678 in policyholder reserves, $21,886 claim reserves, $10,958 due premium (net of commissions), offset by a reinsurance recoverable of $6,000 receivable and $11,124 in interest maintenance reserves liability. The transaction results in a pre-tax gain of $451,730 which has been identified separately on the insurer’s statutory financial statement as a surplus item and recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured. The funds withheld balance was paid to SCOR Global Life Americas on December 29, 2017.

On June 28, 2017, Transamerica completed a transaction to reinsure its payout annuity business and Bank Owned Life Insurance/Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the Master Agreement, the Company entered into a 100% coinsurance (general account liabilities)/100% modified coinsurance (separate account liabilities) reinsurance agreement with Wilton Reassurance Company, with an effective date of April 1, 2017. The Company transferred assets in the amount of $8,312,263, which included a negative ceding commission of $112,183, and released policy and deposit-type reserves of $7,186,330 and reinsurance deposit, policy loans and other balances related to the business of $191,144. Modified coinsurance separate account reserves of $3,695,331 were retained by the Company. As a part of the transaction, the Company realized $972,360 in net gains on the assets that were transferred of which $627,872 were deferred to IMR. The IMR liability simultaneously was released along with historical deferrals associated with the blocks of business in the amount of $921,322, resulting in a pretax loss of $51,266, which has been included in the Statement of Operations.

Effective January 1, 2017, three affiliated reinsurance treaties with TLB were amended to include the cession of all business with secondary guarantee universal life (SGUL) issued or novated by the Company. The Company increased cessions from 80 to 100% coinsurance and increased the expense allowance by fifteen basis points of account value on all business ceded based on the end of the period account value. As consideration for the cessions, the Company received cash and invested assets of $206,742, equal to the additional U.S. statutory reserves, resulting in no gain or loss on the transaction.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2016, the Company recaptured fixed annuity and funding agreement business previously ceded to TPLIC, an affiliate, on a coinsurance basis. The Company received cash and invested assets of $3,017,999 and recaptured policy and claim reserves of $3,030,564. A reinsurance receivable from TPLIC was established for the remaining $12,565 of assets to be transferred in support of the transferred policy and claim reserves. In addition, TPLIC transferred $82,218 of transfer date IMR to the Company. The Company paid net consideration to TPLIC resulting in a pre-tax loss of $40,086, which has been included in the Statement of Operations.

Effective October 1, 2016, TPLIC recaptured medium-term note funding agreements previously ceded to the Company on a coinsurance basis. The Company transferred cash and invested assets of $114,175 and released deposit-type reserves of $112,238 and a hedge novation of $2,228. A payable to TPLIC of $292 was established for remaining assets to be transferred in support of the hedge novation. The Company received consideration from TPLIC resulting in a pre-tax gain of $2,936 which has been included in the Statement of Operations.

Effective September 30, 2016, the Company ceded term life business to TWRI, an affiliate, on a coinsurance funds withheld basis. The Company paid an initial reinsurance premium of $41,565, transferred other net assets of $2,042, and released life and claim reserves of $296,656 and $21,926, respectively, resulting in a pre-tax gain of $274,974 ($178,733 net of tax) which has been credited directly to unassigned surplus. Effective January 1, 2017, an amendment was made to the reinsurance agreement with TWRI to allow reinsurance of post December 31, 2016 issue dates up to June 30, 2017 issue dates. The policies with issue dates in 2017 are subject to a $50 million maximum in total annualized premium.

The Company received reinsurance recoveries in the amount of $3,726,987, $3,735,152 and $3,220,276, during 2018, 2017 and 2016, respectively. At December 31, 2018 and 2017, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $1,061,987 and $285,160. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2018 and 2017 of $42,222,952 and $41,782,338, respectively, of which $20,685,628 and $20,587,204 were ceded to affiliates.

During 2018, 2017 and 2016 amortization of deferred gains associated with previously transacted reinsurance agreements was released into income in the amount of $514,911 ($335,855 after tax), $90,556 ($62,716 after tax) and $255,425 ($176,996 after tax), respectively.

The Company reports a reinsurance deposit receivable of $0 and $0 as of December 31, 2018 and 2017, respectively. In 1996, the Company entered into a reinsurance agreement with an unaffiliated company where, for a net consideration of $59,716, the Company ceded certain portions of future obligations under single premium annuity contracts originally written by the Company in 1993. Consistent with the requirements of SSAP No. 75, Reinsurance Deposit Accounting, the Company reports the net consideration paid as a deposit. The amount reported is the present value of the future payment streams discounted at the effective yield rate determined at inception.

During 2018, 2017 and 2016, the Company obtained letters of credit of $56,994, $55,017 and $98,006, respectively, for the benefit of affiliated and nonaffiliated companies that have reinsured business to the Company where the ceding company’s state of domicile does not recognize the Company as an authorized reinsurer.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

9. Income Taxes

The net deferred income tax asset at December 31, 2018 and 2017 and the change from the prior year are comprised of the following components:

	December 31, 2018
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,594,229	$129,592	$1,723,821
Statutory Valuation Allowance Adjustment	–	–	–
Adjusted Gross Deferred Tax Assets	1,594,229	129,592	1,723,821
Deferred Tax Assets Nonadmitted	96,652	–	96,652
Subtotal (Net Deferred Tax Assets)	1,497,577	129,592	1,627,169
Deferred Tax Liabilities	803,480	206,891	1,010,371
Net Admitted Deferred Tax Assets	$694,097	$(77,299)	$616,798

	December 31, 2017
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,460,587	$135,094	$1,595,681
Statutory Valuation Allowance Adjustment	2,432	–	2,432
Adjusted Gross Deferred Tax Assets	1,458,155	135,094	1,593,249
Deferred Tax Assets Nonadmitted	65,996	–	65,996
Subtotal (Net Deferred Tax Assets)	1,392,159	135,094	1,527,253
Deferred Tax Liabilities	774,613	217,917	992,530
Net Admitted Deferred Tax Assets	$617,546	$(82,823)	$534,723

	Change
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$133,642	$(5,502)	$128,140
Statutory Valuation Allowance Adjustment	(2,432)	–	(2,432)
Adjusted Gross Deferred Tax Assets	136,074	(5,502)	130,572
Deferred Tax Assets Nonadmitted	30,656	–	30,656
Subtotal (Net Deferred Tax Assets)	105,418	(5,502)	99,916
Deferred Tax Liabilities	28,867	(11,026)	17,841
Net Admitted Deferred Tax Assets	$76,551	$5,524	$82,075

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2018	2017	Change
Deferred Tax Assets:
Ordinary
Policyholder reserves	$535,134	$349,887	$185,247
Investments	203,467	184,414	19,053
Deferred acquisition costs	224,432	146,018	78,414
Tax credit carry-forward	349,547	522,986	(173,439)
Foreign CFC Holdings	116,610	97,641	18,969
Policyholder Reserve Transitional Amount	100,487	103,545	(3,058)
Other (including items <5% of ordinary tax assets)	64,552	56,096	8,456
Subtotal	1,594,229	1,460,587	133,642

Statutory valuation allowance adjustment	–	2,432	(2,432)
Nonadmitted	96,652	65,996	30,656
Admitted ordinary deferred tax assets	1,497,577	1,392,159	105,418

Capital:
Investments	129,592	135,094	(5,502)
Other (including items <5% of total total capital tax assets)	–	–	–
Subtotal	129,592	135,094	(5,502)

Statutory valuation allowance adjustment	–	–	–
Nonadmitted	–	–	–
Admitted capital deferred tax assets	129,592	135,094	(5,502)
Admitted deferred tax assets	$1,627,169	$1,527,253	$99,916

	Year Ended December 31
	2018	2017	Change
Deferred Tax Liabilities:
Ordinary
Investments	$548,455	$525,495	$22,960
Policyholder reserves	34,570	42,066	(7,496)
Foreign CFC Holdings	90,887	77,311	13,576
Policyholder Reserve Transitional Amount	110,176	110,804	(628)
Other (including items <5% of total ordinary tax liabilities)	19,392	18,937	455
Subtotal	803,480	774,613	28,867
Capital
Investments	206,891	217,917	(11,026)
Other (including items <5% of total capital tax liabilities)	–	–	–
Subtotal	206,891	217,917	(11,026)
Deferred tax liabilities	1,010,371	992,530	17,841
Net deferred tax assets/liabilities	$616,798	$534,723	$82,076

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) (HR 1, Pub. L. 115-97) became law. As a result, the Company reported a valuation allowance of $2,432 against its minimum tax credit carryover deferred tax assets to reflect the estimated sequestration fee expected to be charged on refunded credits in the 2017 financial statements. On January 14th, 2019, the Internal Revenue Service issued an announcement on its official website stating that certain refundable minimum tax credits will not be subject to sequestration. As a result, the Company released its valuation allowance related to sequestration in the 2018 financial statements.

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) (HR 1, Pub. L. 115-97) became law reducing the federal tax rate to 21%. As a result, the Company reduced its net deferred tax asset balance by $9,524, excluding $42,450 of net deferred tax asset reduction on unrealized gains/(losses) in the 2017 financial statements.

The effects of the U.S. tax reform were reflected in the 2017 financial statements as determined or as reasonably estimated provisional amounts based on available information subject to interpretation in accordance with the SEC’s Staff Accounting Bulletin No. 118 (SAB 118), as adopted by NAIC SAPWG INT 18-01. SAB 118 provides guidance on accounting for the effects of U.S. tax reform where the Company’s determinations are incomplete but the Company can determine a reasonable estimate. The TCJA related disclosures and figures in the 2018 financials represent final impacts with no estimated figures remaining.

As a result of the TCJA, the Company’s tax reserve deductible temporary difference increased by $52,726. This change results in an offsetting $(52,726) taxable temporary difference that will be amortized into taxable income evenly over the eight years subsequent to 2017. The tax reserve deductible temporary difference increased $18,569 from the estimate in the 2017 financials due to model refinements during 2018 to implement the Tax Cuts and Jobs Act provisions.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

As discussed in Note 2, for the years ended December 31, 2018 and 2017 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

			December 31, 2018
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	583,655	33,143	616,798
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	583,655	33,143	616,798
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	774,224
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	913,922	96,449	1,010,371
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,497,577	$129,592	$1,627,169

			December 31, 2017
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	506,608	28,115	534,723
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	912,852
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	885,551	106,979	992,530
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,392,159	$135,094	$1,527,253

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

		Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	77,047	5,028	82,075
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	77,047	5,028	82,075
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	(138,628)
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	28,371	(10,530)	17,841
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$105,418	$(5,502)	$99,916

	December 31
	2018	2017	Change
Ratio Percentage Used To Determine Recovery
Period and Threshold Limitation Amount	836%	901%	-65%

Amount of Adjusted Capital and Surplus Used To
Determine Recovery Period and Threshold
Limitation in 2(b)2 above	$5,161,496	$6,085,680	$(924,184)

The impact of tax planning strategies at December 31, 2018 and 2017 was as follows:

	December 31, 2018
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	2%	24%	4%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	December 31, 2017
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	8%	16%	8%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2018	2017	Change
Current Income Tax

Federal	$(29,827)	$(1,047,121)	$1,017,294
Foreign	–	31	(31)
Subtotal	(29,827)	(1,047,090)	1,017,263
Federal income tax on net capital gains	(6,082)	197,793	(203,875)
Utilization of capital loss carry-forwards	–	–	–
Other	–	–	–
Federal and foreign income taxes incurred	$(35,909)	$(849,297)	$813,388

	Year Ended December 31
	2017	2016	Change
Current Income Tax

Federal	$(1,047,121)	$(138,750)	$(908,371)
Foreign	31	(1)	32
Subtotal	(1,047,090)	(138,751)	(908,339)
Federal income tax on net capital gains	197,793	7,059	190,734
Utilization of capital loss carry-forwards	–		–
Other	–	–	–
Federal and foreign income taxes incurred	$(849,297)	$(131,692)	$(717,605)

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate to income before tax as follows:

	Year Ended December 31
	2018	2017	2016

Current income taxes incurred	$(35,909)	$(849,297)	$(131,692)

Change in deferred income taxes (without tax on unrealized gains and losses)	(167,651)	902,675	(189,046)

Total income tax reported	$(203,560)	$53,378	$(320,738)

Income before taxes	$(1,503,967)	$1,466,016	$79,690
	21.00%	35.00%	35.00%

Expected income tax expense (benefit) at statutory rate	$(315,833)	$513,105	$27,892

Increase (decrease) in actual tax reported resulting from:

Dividends received deduction	$(29,121)	$(74,961)	$(74,012)
Tax credits	(51,984)	(53,734)	(25,037)
Tax adjustment for IMR	(12,999)	(747,003)	669
Surplus adjustment for in-force ceded	3,699	80,818	608
Nondeductible expenses	1,476	1,202	1,049
Deferred tax benefit on other items in surplus	166,621	131,796	(233,112)
Prior year tax return adjustment	26,916	4,179	1,486
Life-owned life insurance	(1,790)	(2,975)	(2,966)
Dividends from certain foreign corporations	2,895	2,639	1,620
Statutory valuation allowance	2,432	(2,432)	–
Pre-tax income of SMLLC’s	15,812	230,025	14,093
Tax-free distribution	–	129,644	–
Intercompany Dividends	(19,031)	(150,570)	(2,966)
Partnership Permanent Adjustment	(2,407)	(2,136)	(1,914)
Change in tax rates	–	9,524	–
Deferred only transfer - IWA	–	(16,157)	–
Audit Adjustment - Permanent	–	–	(21,196)
Other	9,754	414	(6,952)

Total income tax reported	$(203,560)	$53,378	$(320,738)

The Company’s federal income tax return is consolidated with other included affiliated companies. Please see attached listing of companies in the Appendix A. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not been filed for 2018.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The amounts, origination dates and expiration dates of operating loss and tax credit carryforwards available for tax purposes:

Description	Amount	Origination Dates	Expiration Dates
General Business Credit	$34,914	12-31-2008	12-31-2028
General Business Credit	51,944	12-31-2009	12-31-2029
General Business Credit	54,087	12-31-2010	12-31-2030
General Business Credit	45,647	12-31-2011	12-31-2031
General Business Credit	31,125	12-31-2012	12-31-2032
General Business Credit	24,880	12-31-2013	12-31-2033
General Business Credit	19,912	12-31-2014	12-31-2034
General Business Credit	14,991	12-31-2015	12-31-2035
General Business Credit	3,604	12-31-2016	12-31-2036
General Business Credit	7,119	12-31-2017	12-31-2037
General Business Credit	22,758	12-31-2018	12-31-2038
Total General Business Credit	$310,981
Foreign Tax Credit	$24,051	12-31-2017	12-31-2027
Total Foreign Tax Credit	$24,051

Gross AMT Credit Recognized as:

1a	Current year recoverable	$–
1b	Deferred tax asset (DTA)	14,515
2	Beginning Balance of AMT Credit Carryover	48,869
3	Amounts Recovered+	34,354
4	Adjustments	–
5	Ending Balance of AMT Credit Carryover (5=2-3-4)	14,515
6	Reduction for Sequestration	–
7	Nonadmitted by Reporting Entity	–
8	Reporting Entity Ending Balance (8=5-6-7)	$14,515

The Company elected to account for its alternative minimum tax credit (AMT Credit) carryforward as a deferred tax asset.

The Company incurred no income taxes during 2018, 2017, and 2016, available for recoupment in the event of future net capital losses.

The total amount of the unrecognized tax benefits that if recognized, would affect the effective income tax rate:

	December 31,
	2018	2017
Unrecognized tax benefits, opening balance	$11,091	$9,763
Additions for - tax positions of prior years	2,538	1,328

Unrecognized tax benefits, ending balance	$13,629	$11,091

The Company does not expect that the total amount of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company classifies interest and penalties related to income taxes as income tax expense. The Company’s interest expense/(benefit) related to income taxes for the years ending in December 31, 2018, 2017, and 2016 is $5,183, $(14,348), and $864, respectively. The total interest/(payable) receivable balance as of December 31, 2018 and 2017 is $(1,381) and $3,577, respectively. The Company recorded no liability for penalties.

The Company modified its calculation of dividends that are eligible for dividends received deduction in 2016. This resulted in recording a permanent tax benefit of $20,250 in the Company’s 2016 financial statement for years 2011-2015. This was treated as a change in estimate.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and an examination is in progress for the year 2009 through 2013. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

10. Capital and Surplus

The Company had authorized 1,000,000 common stock shares at $10 per share par value of which 676,190 shares were issued and outstanding at December 31, 2018 and 2017.

The Company has 42,500 Series A preferred shares authorized, 42,500 shares issued, and 42,500 shares held by the Company as treasury stock, with a par value of $10. On December 26, 2006, the Company repurchased its Series A preferred shares for $58,000. The Company also has 250,000 Series B preferred non-voting shares authorized at $10 per share par value, of which 0 shares were issued and outstanding at December 31, 2018. The Company paid its parent company to redeem the Series B non-voting preferred stock at par value on the following dates: December 13, 2018: 55,930 shares for $559; December 27, 2017: 29,787 shares for $297 and December 22, 2016: 31,437 shares for $314.

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its shareholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (b) the Company’s statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2019, without the prior approval of insurance regulatory authorities, is $577,829.

On December 31, 2018, the Company provided a non-cash distribution of the Pension Plan for U.S. Agents of TLIC asset valued at $60,347 to its parent company in order to facilitate the approved plan merger of the Pension Plan for U.S. Agents of TLIC maintained by the Company into the Transamerica Employee Pension Plan maintained by Transamerica Corporation.

The Company paid an extraordinary preferred stock dividend and an extraordinary common stock dividend of $16,732 and $47,488, respectively, to its parent company on December 13, 2018.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company paid an ordinary preferred stock dividend and an ordinary common stock dividend of $16,920 and $283,080, respectively, to its parent company on June 29, 2018.

On September 12, 2017 and June 28, 2017, the Company paid ordinary common stock dividends of $240,000 and $188,393, respectively, to its parent company.

The Company provided cash returns of capital to its parent company in the amount of $558,740 on December 13, 2018. On June 28 and December 21, 2017, the Company paid a cash return of capital in the amount of $372,572 and $50,000, respectively, to its parent.

The Company received ordinary common stock dividends from Transamerica Financial Life Insurance Company (TFLIC) in the amounts of $12,105 on June 29, 2018, $9,075 on December 21, 2017 and $10,289 on June 28, 2017. On December 13, 2018 and December 21, 2017, the Company received preferred stock dividends of $430 and $3, respectively, from TFLIC.

On December 18, 2018 and June 15, 2017, the Company received common stock dividends of $23,520 and $188,400, respectively, from its subsidiary TLB.

On December 13, 2018, the Company received $7,162 from TFLIC as a redemption of preferred stock.

On August 6, 2018, the Company received a common stock dividend in the amount of $140,000 from SRC.

On December 31, 2018, the Company made a non-cash capital contribution in the amount of $1,971 to REAP 3A.

The Company received a return of capital of $27,000 on June 28, 2017 from its subsidiary Investors Warranty of America, LLC (IWA).

On December 28, 2017, the Company received a return of capital of $135,000 and dividends of $221,506 from LIICA Holdings, LLC, a subsidiary.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2018, the Company meets the minimum RBC requirements.

On September 30, 2002, Life Investors Insurance Company of America (LIICA), which merged in to the Company effective October 2, 2008, received $150,000 from TA Corp in exchange for surplus notes. These notes are due 20 years from the date of issuance at an interest rate of 6%, and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, the holders of the issued and outstanding preferred stock shall be entitled to priority only with respect to accumulated but unpaid dividends before the holder of the surplus notes and full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the IID prior to paying quarterly interest payments.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Additional information related to the outstanding surplus notes at December 31, 2018 and 2017 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest

2018	$150,000	$9,000	$144,000	$2,250
2017	$150,000	$9,000	$135,000	$2,250

11. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2018 and 2017, respectively, securities with a fair value of $1,625,915 and $2,385,635 were on loan under securities lending agreements. At December 31, 2017, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $1,670,537 and $2,460,919 at December 31, 2018 and 2017, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

	Fair Value
	2018	2017
Open	$1,669,762	$2,461,167
30 days or less	–	–
31 to 60 days	–	–
61 to 90 days	–	–
Greater than 90 days	–	–
Total	1,669,762	2,461,167

Securities received	–	–
Total collateral received	$1,669,762	$2,461,167

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The maturity dates of the reinvested securities lending collateral are as follows:

	2018		2017

	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Open	$245,460	$245,460	$264,039	$264,039
30 days or less	418,414	418,414	913,484	913,484
31 to 60 days	300,130	300,130	376,158	376,158
61 to 90 days	173,187	173,187	489,542	489,542
91 to 120 days	301,294	301,294	191,141	191,141
121 to 180 days	232,052	232,052	226,555	226,555
181 to 365 days	–	–	–	–
1 to 2 years	–	–	–	–
2 to 3 years	–	–	–	–
Greater than 3 years	–	–	–	–

Total	1,670,537	1,670,537	2,460,919	2,460,919

Securities received	–	–	–	–

Total collateral reinvested	$1,670,537	$1,670,537	$2,460,919	$2,460,919

For securities lending, the Company’s sources of cash that it uses to return the cash collateral are dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $1,659,224 (fair value of $1,670,537) that are currently tradable securities that could be sold and used to pay for the $1,669,762 in collateral calls that could come due under a worst-case scenario.

12. Retirement and Compensation Plans

Defined Contribution Plans

The Company’s employees participate in a contributory defined contribution plan sponsored by Transamerica Corporation (TA Corp) which is qualified under Section 401(k) of the Internal Revenue Code. Generally, employees of the Company who customarily work at least 20 hours per week and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 100% of eligible earnings, subject to government or other plan restrictions for certain key employees. The Company will match an amount up to three percent of the participant’s eligible earnings. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Benefits expense of $12,769, $13,133 and $15,745 was allocated to the Company for the years ended December 31, 2018, 2017 and 2016 respectively.

Defined Benefit Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by TA Corp. Generally, employees of the Company who customarily work at least 20 hours per week and complete six months of continuous service and meet the other eligibility requirements

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

are participants of the plan. The Company has no legal obligation for the plan. The benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or a cash balance formula. The plan is subject to the reporting and disclosure requirements of the ERISA.

TA Corp sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The Company has no legal obligation for the plan. The plans are noncontributory and benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or cash balance formula. The plans are unfunded and nonqualified under the Internal Revenue Service Code.

The Company recognizes pension expense equal to its allocation from TA Corp. The pension expense related to both the defined pension plan and the supplemental retirement plans is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits, and based upon actuarial participant benefit calculations, which is within the guidelines of SSAP 102, Pensions. Pension expenses were $23,481, $30,676 and $35,812 for the years ended December 31, 2018, 2017 and 2016, respectively.

In addition to pension benefits, TA Corp sponsors unfunded plans that provide health care and life insurance benefits to retired Company employees meeting certain eligibility requirements. The Company has no legal obligation for the plan. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are allocated among the participating companies based on IAS 19 and based upon actuarial participant benefit calculations which is within the guidelines of SSAP 92, Postretirement Benefits Other Than Pensions. The Company’s allocation of post retirement expenses was $5,027, $7,332 and $6,527 for the years ended December 31, 2018, 2017 and 2016, respectively.

Other Plans

TA Corp has established deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2018, 2017 and 2016 was insignificant.

13. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a shared services and cost sharing agreement among and between the Transamerica companies, under which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also party to a service agreement with TFLIC, in which the Company provides services, including accounting, data processing and other professional services, in consideration of reimbursement of the actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the advisor serves as the

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The amount received by the Company as a result of being a party to these agreements was $892,554, $1,115,739 and $1,195,341 during 2018, 2017 and 2016, respectively. The amount paid as a result of being a party to these agreements was $580,203, $811,607 and $803,847 during 2018, 2017 and 2016, respectively. Fees charged between affiliates approximate their cost. The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the AEGON/Transamerica Series Trust. The Company received $136,995, $148,943 and $136,494 for these services during 2018, 2017 and 2016, respectively.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $40,843, $37,029 and $57,231 for the years ended December 31, 2018, 2017 and 2016, respectively.

Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2018, 2017 and 2016, the Company received (paid) net interest of ($365), ($834) and $122 from (to) affiliates, respectively. At December 31, 2018 and 2017, respectively, the Company reported net payables from affiliates of $36,791 and $489. Terms of settlement require that these amounts are settled within 60 days.

At December 31, 2018, the Company had short-term intercompany notes receivable of $261,000 as follows. In accordance with SSAP No. 25, Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$220,500	December 13, 2019	2.31%
TA Corp	40,500	December 21, 2019	2.31%

At December 31, 2017, the Company had short-term intercompany notes receivable of $168,300.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$53,600	December 21, 2018	1.18%
TA Corp	114,700	December 29, 2018	1.18%

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate, TPLIC. At December 31, 2018 and 2017, the cash surrender value of these policies was $179,004 and $174,952, respectively, and is included in Other assets on the balance sheet. In addition, the Company also issued life insurance policies to an affiliate, TPLIC, covering the lives of certain employees of that affiliate. Aggregate reserves for policies and contracts related to these policies are $167,126 and $166,473 at December 31, 2018 and 2017, respectively, and is included in Aggregate reserves for policies and contracts on the balance sheet.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company utilizes the look-through approach in valuing its investment in the following entities.

Real Estate Alternatives Portfolio 2, LLC	$25,943
Real Estate Alternatives Portfolio 3, LLC	$29,149
Real Estate Alternatives Portfolio 4 HR, LLC	$88,280
Aegon Multi-Family Equity Fund, LLC	$54,942
Natural Resources Alternatives Portfolio I, LLC	$90,600
Zero Beta Fund, LLC	$257,831

These entity’s financial statements are not audited and the Company has limited the value of its investment in these entities to the value contained in the audited financial statements of the underlying LP/LLC investments, including adjustments required by SSAP No. 97, entities and/or non-SCA SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies entities owned by these entities. All liabilities, commitments, contingencies, guarantees or obligations of these entities which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in these entities.

Effective December 31, 2017, the Company received a liquidating distribution from IWA, a wholly owned limited liability company reported using the equity method outlined in SSAP No. 48, fully redeeming the Company’s membership interest therein. The Company received $176,999 cash, $57,050 directly held real estate, $17,602 real estate LLC membership, $4,328 intercompany receivable, and $2,684 tax refund receivable in redemption of the Company’s equity method basis in IWA. The transaction resulted in a pre-tax realized loss of $39,953 reported on the Statement of Operations which is offset by a pre-tax $40,097 unrealized loss reduction that is reported on the Statement of Changes in Capital and Surplus.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table shows the disclosures for all SCA investments, except 8bi entities, and balance sheet value (admitted and nonadmitted) as of December 31, 2018 and 2017:

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8a Entities	XXX	$–	$–	$–

SSAP No. 97 8b(ii) Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8b(ii) Entities	XXX	$–	$–	$–

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$22,419	$22,419	$–
GARNET ASSURANCE CORP	100	–	–	–
LIFE INVESTORS ALLIANCE LLC	100	–	–	–
AEGON FINANCIAL SERVICES GROUP	100	–	–	–
GARNET ASSURANCE CORP III	100	–	–	–
0	–	–	–	–

Total SSAP No. 97 8b(iii) Entities	XXX	$22,419	$22,419	$–

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,000,646	$1,000,646	$–

Total SSAP No. 97 8b(iv) Entities	XXX	$1,000,646	$1,000,646	$–

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,023,065	$1,023,065	$–

Aggregate Total	XXX	$1,023,065	$1,023,065	$–

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8a Entities	XXX	$–	$–	$–

SSAP No. 97 8b(ii) Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8b(ii) Entities	XXX	$–	$–	$–

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$16,471	$16,471	$–
GARNET ASSURANCE CORP	–	–	–	–
LIFE INVESTORS ALLIANCE LLC	–	–	–	–
ASIA INVESTMENT HOLDING LTD	100	–	–	–
AEGON FINANCIAL SERVICES GROUP	100	–	–	–
GARNET ASSURANCE CORP III	100	–	–	–

Total SSAP No. 97 8b(iii) Entities	XXX	$16,471	$16,471	$–

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,101,266	$1,101,266	$–

Total SSAP No. 97 8b(iv) Entities	XXX	$1,101,266	$1,101,266	$–

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,117,737	$1,117,737	$–

Aggregate Total	XXX	$1,117,737	$1,117,737	$–

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table shows the NAIC responses for the SCA filings (except 8bi entities):

December 31, 2018

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$–
Total SSAP No. 97 8a Entities	–	–	$–	–	–	–
SSAP No. 97 8b(ii) Entities
None			$–
Total SSAP No. 97 8b(ii) Entities	–	–	$–	–	–	–
SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	12/21/2018	$16,471	Y	N	I
GARNET ASSURANCE CORP	NA		–	Y	N	I
LIFE INVESTORS ALLIANCE LLC	NA		–	Y	N	I
AEGON FINANCIAL SERVICES GROUP	NA		–	Y	N	I
GARNET ASSURANCE CORP III	NA		–	N	N	I
0	–		–	–	–	–
Total SSAP No. 97 8b(iii) Entities	–	–	$16,471	–	–	–
SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S2	10/8/2018	$815,587	N	N	I
Total SSAP No. 97 8b(iv) Entities	–	–	$815,587	–	–	–
Total SSAP No. 97 8b Entities (except 8bi entities)	–	–	$832,058	–	–	–
Aggregate Total	–	–	$832,058	–	–	–

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

December 31, 2017

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$–
Total SSAP No. 97 8a Entities	–	–	$–	–	–	–
SSAP No. 97 8b(ii) Entities
None			$–
Total SSAP No. 97 8b(ii) Entities	–	–	$–	–	–	–
SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	10/31/2017	$17,072	Y	N	I
GARNET ASSURANCE CORP	S1	9/27/2017	–	Y	N	I
LIFE INVESTORS ALLIANCE LLC	S1	9/27/2017	–	Y	N	I
ASIA INVESTMENT HOLDING LTD	S1	9/27/2017	–	Y	N	I
AEGON FINANCIAL SERVICES GROUP	S1	9/21/2017	–	Y	N	I
GARNET ASSURANCE CORP III	S1	12/28/2017	–	N	N	I
Total SSAP No. 97 8b(iii) Entities	–	–	$17,072	–	–	–
SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S1	12/28/2017	$924,067	N	N	I
Total SSAP No. 97 8b(iv) Entities	–	–	$924,067	–	–	–
Total SSAP No. 97 8b Entities (except 8bi entities)	–	–	$941,139	–	–	–
Aggregate Total	–	–	$941,139	–	–	–

* S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing

** I – Immaterial or M – Material

(1) NAIC Valuation Amount is as of the Filing Date to the NAIC

The Company reports an investment in the following insurance SCAs for which the reported statutory equity reflects a departure from NAIC SAP. Each of the insurance SCAs listed in the table below reflects an admitted asset, equal to the value of the letter of credit provided by an unaffiliated company, whereas this would not be an admitted asset recognized by SSAP No. 4, Assets and Non Admitted Assets.

LIICA Re II, Inc.	Letter of credit
Pine Falls Re (PFRe)	Letter of credit
Stonebridge Reinsurance Company (SRC)	Letter of credit
MLIC Re I, Inc. (MLIC Re)	Letter of credit

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company has three LPS with prescribed practices whereby under Iowa Administrative Code 191-99.11(3), the LPS are entitled to admit the following assets that would not be admissible under the NAIC SAP:

TLIC Riverwood Reinsurance, Inc. (TRRI)	Parental guarantee
TLIC Oakbrook Reinsurance, Inc. (TORI)	Credit linked note
TLIC Watertree Reinsurance, Inc. (TWRI)	Excess of loss reinsurance asset

The monetary effect on net income and surplus as a result of using an accounting practice that differed from NAIC SAP, the amount of the investment in the insurance SCA per reported statutory equity, and amount of the investment if the insurance SCA has completed statutory financial statements in accordance with the NAIC SAP. The SCAs are valued in the Company’s financial statements at zero in accordance with SSAP No. 97.

	Monetary Effect on NAIC SAP		Amount of Investment
SCA Entity (Investments in Insurance SCA Entities)	Net Income Increase (Decrease)	Surplus Increase (Decrease)	Per Reported Statutory Equity	If the Insurance SCA Had Completed Statutory Financial Statements*
LIICA Re II**	$–	$(210,000)	$–	$–
Pine Falls Re**	–	(1,200,000)	–	–
Stonebridge Reinsurance Company**	–	(753,321)	–	–
MLIC Re**	–	(830,000)	–	–
TLIC Riverwood Reinsurance, Inc.	–	(2,163,084)	1,049,158	–
TLIC Oakbrook Reinsurance, Inc.	–	(1,136,283)	128,495	–
TLIC Watertree Reinsurance, Inc.	–	(745,523)	493,278	–

*    Per AP&P Manual (without permitted or prescribed practices)

**    The SCA is valued at zero in the Company’s financial statements

The above SCA entities had not been permitted to include a letter of credit as an admitted asset recognized in the financial statements, the risk- based capital would have been below the mandatory control level. If the RBC for each of the insurance SCA entities listed above would have triggered a regulatory event had they not used a prescribed practice.

Information regarding the Company’s affiliated reinsurance transactions is available in Note 8. Reinsurance.

14. Commitments and Contingencies

At December 31, 2018 and 2017, the Company has mortgage loan commitments of $238,370 and $91,038, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company has contingent commitments for $718,870 and $701,790 as of December 31, 2018 and 2017, respectively, to provide additional funding for various joint ventures, partnerships, and limited liability companies, which includes LIHTC commitments of $55,107 and $40,605, respectively.

The Company leases office buildings and equipment under various non-cancelable operating lease agreements. Rental expense for the years 2018 and 2017 was $11,086 and $14,987, respectively.

At December 31, 2018 and 2017, the Company has private placement commitments outstanding of $78,516 and $46,679, respectively.

The Company sold $1,658 and $0 of “to-be-announced” (TBA) securities as of December 31, 2018 and 2017, respectively. Due to different counterparties, the receivable related to these TBAs was not reclassed.

The Company may pledge cash as collateral for derivative transactions. When cash is pledged as collateral, it is derecognized and a receivable is recorded to reflect the eventual return of that cash by the counterparty. In addition, the amount of cash collateral pledged by the Company as of December 31, 2018 and 2017, respectively, was $0 and $15,151.

At December 31, 2018 and 2017, securities in the amount of $227,624 and $45,201, respectively, were posted to the Company as collateral from derivative counterparties. The securities were not included on the Company’s balance sheet as the Company does not have the ability to sell or repledge the collateral.

The Company has provided back-stop guarantees for the performance of non-insurance affiliates or subsidiaries that are involved in the guaranteed sale of investments in low-income housing tax credit partnerships. The nature of the obligation is to provide third party investors with a minimum guaranteed annual and cumulative return on their contributed capital which is based on tax credits and tax losses generated from the low income housing tax credit partnerships. Guarantee payments arise if low income housing tax credit partnerships experience unexpected significant decreases in tax credits and tax losses or there are compliance issues with the partnerships. A significant portion of the remaining term of the guarantees is between 13-18 years. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as a decrease in net investment income. No payments are required as of December 31, 2018. The current assessment of risk of making payments under these guarantees is remote.

The Company has guaranteed to the Monetary Authority of Singapore (MAS) that it will provide adequate funds to make up for any liquidity shortfall in its wholly-owned foreign life insurance subsidiary, Transamerica Life Bermuda LTD (TLB) (Singapore Branch), and continue to meet, pay and settle all present and future obligations of TLB. As of December 31, 2018, there is no payment or performance risk because TLB has adequate liquidity as of this date.

The Company has guaranteed to the Hong Kong Insurance Authority that it will provide the financial support to TLB for maintaining TLB’s solvency at all times so as to enable TLB to

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

promptly meet its obligations and liabilities. If at any time the value of TLB’s assets do not exceed its liabilities by the prevailing acceptable level of solvency, the Company will increase the paid up share capital of TLB or provide financial assistance to TLB to maintain the acceptable level of solvency. An acceptable level of solvency is net assets at one hundred and fifty percent of the required margin of solvency as stipulated under the Insurance Companies (Margin of Solvency) Regulation. As of December 31, 2018, there is no payment or performance risk because TLB is able to meet its obligations and has assets in excess of its liabilities by the prevailing level of solvency as of this date.

The Company has guaranteed that TLB will (1) maintain tangible net worth of at least equal to the greater of 165% of Standard & Poor’s Risk-Based Capital and the minimum required by regulatory authorities in all jurisdictions in which TLB operates, (2) have, at all times, sufficient cash to pay all contractual obligations in a timely manner and (3) have a maximum operating leverage ratio of 20 times. TLIC can terminate this agreement upon thirty days written notice, but not until TLB attains a rating from Standard & Poor’s the same as without the support from this agreement, or the entire book of TLB business is transferred provided that it is transferred to an entity with a rating from S&P that is the same as or better than TLIC’s then current rating or AA, whichever is lower. As of December 31, 2018, there is no payment or performance risk because TLB has adequate tangible net worth, sufficient cash to meet its obligations and an operating leverage ratio not in excess of 20 times as of this date.

The Company is not able to estimate the financial statement impact or the maximum potential amount of future payments it could be required to make under these three guarantees as they are considered to be unlimited under the provisions of SSAP No. 5R.

The Company has provided a guarantee to TLB’s (Singapore Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2018 and 2017, TLB holds related statutory-basis policy and claim reserves of $2,212,527 and $1,918,249, respectively, which would be the maximum potential amount of future payments the Company could be required to make under this guarantee. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2018, there is no payment or performance risk because TLB is not insolvent as of this date.

The Company has provided a guarantee to TLB’s (Hong Kong Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2018 and 2017, TLB policies covered by this guarantee would have resulted in US statutory policy and claim reserves of $3,458,012 and $3,168,807, respectively, which would represent a fair measure of the maximum potential amount of future payments the Company under this guarantee based on the US statutory reserve requirements. TLB is a subsidiary of the Company and TLB has invested assets supporting these policies which mitigates this risk. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2018, there is no payment or performance risk because TLB is not insolvent as of this date.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company did not recognize a liability for any of the TLB guarantees due to the adoption of SSAP No. 5R, as a liability is not required for guarantees to or on behalf of a wholly-owned subsidiary. Management monitors TLB’s financial condition, and there are no indications that TLB will become insolvent. As such, management feels the risk of payment under these guarantees on behalf of TLB is remote.

The Company is a party to a fee agreement with TLB whereby the Company continues to provide the guarantees with respect to TLB described in the paragraphs above. The Company received $587 and $545 under this agreement in 2018 and 2017, respectively.

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The direct statutory reserve established at December 31, 2018 and 2017 for the total payout block is $3,235,571 and $3,286,580, respectively. As this reserve is already recorded on the balance sheet of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

The following table provides an aggregate compilation of guarantee obligations as of December 31, 2018 and 2017:

	December 31
	2018	2017
Aggregate maximum potential of future payments of all guarantees (undiscounted)	$5,670,570	$5,087,084

Current liability recognized in financial statements:
Noncontingent liabilities	–	–

Contingent liabilities	–	–

Ultimate financial statement impact if action required:
Incurred claims	5,670,539	5,087,056
Other	31	28
Total impact if action required	$5,670,570	$5,087,084

The Company is a member of the FHLB of Des Moines. Through its membership, the Company has conducted business activity (borrowings) with the FHLB. It is part of the Company’s strategy to utilize these funds for asset and liability management and spread lending purposes. The Company has determined the actual/estimated long-term maximum borrowing capacity as $3,274,093. The Company calculated this amount in accordance with the terms and conditions of agreement with FHLB of Des Moines.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the Company purchased/owned the following FHLB stock as part of the agreement:

	Year Ended December 31
	2018	2017
Membership Stock:
Class A	$–	$–
Class B	10,000	10,000
Activity Stock	123,400	165,800
Excess Stock	–	–
Total	$133,400	$175,800

At December 31, 2018 and 2017, Membership Stock (Class A and B) Eligible for Redemption and the anticipated timeframe for redemption was as follows:

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
December 31, 2018
Membership Stock
Class A	$–	$–	$–	$–
Class B	–	–	–	10,000
Total	$–	$–	$–	$10,000

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
Decemeber 31, 2017
Membership Stock
Class A	$–	$–	$–	$–
Class B	–	–	–	10,000
Total	$–	$–	$–	$10,000

At December 31, 2018 and 2017, the amount of collateral pledged and the maximum amount pledged to the FHLB was as follows:

	Fair Value	Carry Value
December 31, 2018
Total Collateral Pledged	$4,379,240	$4,405,503
Maximum Collateral Pledged	5,176,835	5,131,250

	Fair Value	Carry Value
Decemeber 31, 2017
Total Collateral Pledged	$5,262,087	$4,999,339
Maximum Collateral Pledged	5,534,849	5,317,412

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the borrowings from the FHLB were as follows:

	December 31, 2018		December 31, 2017
	General Account	Funding Agreements Reserves Established	General Account	Funding Agreements Reserves Established

Debt[1]	$2,820,000	$–	$3,820,000	$–
Funding agreements[2]	265,000	266,742	325,000	326,380
Other	–	–	–	–

Total	$3,085,000	$266,742	$4,145,000	$326,380

1 The maximum amount of borrowing during 2018 was $2,820,000

2 The maximum amount of borrowing during 2018 was $265,000

As of December 31, 2018, the weighted average interest rate on FHLB advances was 2.602% with a weighted average term of 4.3 years. As of December 31, 2017, the weighted average interest rate on FHLB advances was 1.544% with a weighted average term of 5.2 years.

At December 31, 2018 the prepayment penalties information is as follows:

Does the Company have prepayment obligations under the following arrangements (yes/no)?
Debt	NO
Funding Agreements	NO
Other	N/A

The Company has issued synthetic GIC contracts to benefit plan sponsors totaling $1,905,244 and $2,762,795 as of December 31, 2018 and 2017, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements that would have a material impact on reported financial results. In compliance with statutory guidelines, no reserves were recorded at December 31, 2018.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company is party to legal proceedings involving a variety of issues incidental to its business, including class action lawsuits. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company has been named in class action and individual lawsuits relating to increases in monthly deduction rates (‘‘MDR’’) on universal life products. In one federal class action filed in the Central District of California, the parties agreed to settle the case and a $210,100 provision was established in 2018, which included $15,000 for additional costs for attorney fees, class notice and administration. In January 2019, the court approved the settlement. Over 99% of affected policyholders participated in the settlement. While less than 1% of policyholders opted out, they represent approximately 43% of the value of the settlement fund. The Company continues to hold a provision for these policyholders. The provision for this settlement is included in other liabilities in the balance sheet and general expenses within the statement of operations.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $7,864 and $10,075 and an offsetting premium tax benefit $6,173 and $7,345 at December 31, 2018 and 2017, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund (benefit) expense was $400, $216 and $6,142, for the years ended December 31, 2018, 2017 and 2016, respectively.

15. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company has recorded liabilities of $95,515 and $93,497 for municipal repurchase agreements as of December 31, 2018 and 2017, respectively. The repurchase agreements are primarily collateralized by investment-grade corporate bonds with book adjusted carry values of $205,405 and $116,023, respectively, and fair values of $217,575 and $125,733, respectively, as of December 31, 2018 and 2017. These securities have maturity dates that range from 2019 to 2097.

For repurchase agreements, the Company rigorously manages asset/liability risks via an integrated risk management framework. The Company’s liquidity position is monitored constantly, and factors heavily in the management of the asset portfolio. Projections comparing liquidity needs to available resources in both adverse and routine scenarios are refreshed monthly.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The results of these projections on time horizons ranging from 16 months to 24 months are the basis for the near-term liquidity planning. This liquidity model excludes new business (non applicable for the spread business), renewals and other sources of cash and assumes all liabilities are paid off on the earliest dates required. Interest rate risk is carefully managed, in part through rigorously defined and monitored derivatives programs.

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2018 and 2017, the Company had dollar repurchase agreements outstanding in the amount of $361,063 and $330,081, respectively. The Company had an outstanding liability for borrowed money in the amount $205,345 and $330,318, which included accrued interest of $1,092 and $885, at December 31, 2018 and 2017, respectively due to participation in dollar repurchase agreements.

The contractual maturities of the dollar repurchase agreement positions are as follows:

	Fair Value
	2018	2017

Open	$204,253	$329,434
30 days or less	–	–
31 to 60 days	–	–
61 to 90 days	–	–
Greater than 90 days	–	–

Total	204,253	329,434

Securities received	–	–

Total collateral received	$204,253	$329,434

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2018 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gains (Losses)

Bonds:
NAIC 5	1	$1,448	$1,459	$31
Common stocks:
Common stocks	4	$15	$21	$10

16. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). The Company has not identified any Type I subsequent events for the year ended December 31, 2018 through April 25, 2019.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has identified a Type II subsequent event for the year ended December 31, 2018. The Company ceded businesses to a subsidiary of Scottish Re Group. In January 2018, Scottish Re Group announced a sale and restructuring plan and commenced Chapter 11 (reorganization) procedures for some of its subsidiaries. In December 2018, the Delaware Department of Insurance began also oversight procedures of the Scottish Re Group subsidiary (SRUS) with whom TLIC is a counterparty for some of its reinsurance activities. On March 1, 2019, the Delaware Department of Insurance requested SRUS to be placed in rehabilitation. The Company’s management closely monitors the current developments but is not yet able to assess whether its outstanding reserves and receivables will be recoverable. At December 31, 2018, the Company’s reserves ceded to Scottish Re Group were $108,320.

17. Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through July 1, 2019.

As discussed in Note 16 to the audited financial statements, the company has ceded certain reinsurance to a SRUS. On May 16, 2019, the Iowa Insurance Division suspended the certificate of authority for SRUS. This suspension may result in the loss of reinsurance credit related to SRUS and thus, the company may experience an increase in net reserves. See Note 16 Subsequent Events for additional details, including reserve credits related to SRUS at December 31, 2018.

With the approval of the Iowa Insurance Division, the Company paid a $250,000 return of capital to its parent, CGC, and also repaid $150,000 of surplus note principal to TA Corp on June 21, 2019.

Effective July 1, 2019, the Company completed a merger with Transamerica Advisors Life Insurance Company (TALIC), an Arkansas domiciled affiliate, with the Company emerging as the surviving entity per the Plan of Merger which was approved by the Iowa Insurance Division on April 29, 2019 and the Arkansas Insurance Department commissioner on May 31, 2019.

TALIC statutory balances at December 31, 2018 were as follows:

Total assets	$7,204,454
Total liabilities	$6,705,315
Net income (loss)	($70,314)
Total capital and surplus	$499,139

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN
Transamerica Corporation	42-1484983

Aegon Asset Management Services Inc	39-1884868

Aegon Direct Marketing Services Inc	42-1470697

Aegon Financial Services Group Inc	41-1479568

Aegon Institutional Markets Inc	61-1085329

Aegon Management Company	35-1113520

Aegon USA Real Estate Services Inc	61-1098396

Aegon USA Realty Advisors of CA FKA Pensaprima Inc	20-5023693

AFSG Securities Corporation	23-2421076

AUSA Properties Inc	27-1275705

Commonwealth General Corporation	51-0108922

Creditor Resources Inc	42-1079584

CRI Solutions Inc	52-1363611

Financial Planning Services Inc	23-2130174

Firebird Reinsurance Corporation	47-3331975

Garnet Assurance Corporation	11-3674132

Garnet Assurance Corporation II	14-1893533

Garnet Assurance Corporation III	01-0947856

Intersecurities Ins Agency	42-1517005

LIICA RE II	20-5927773

Massachusetts Fidelity Trust	42-0947998

MLIC RE I Inc	01-0930908

Money Services Inc	42-1079580

Monumental General Administrators Inc	52-1243288

Pearl Holdings Inc I	20-1063558

Pearl Holdings Inc II	20-1063571

Pine Falls Re Inc	26-1552330

Real Estate Alternatives Portfolio 3A Inc	20-1627078

River Ridge Insurance Company	20-0877184

Short Hills Management	42-1338496

Southwest Equity General Company	86-0455577

Stonebridge Benefit Services Inc	75-2548428

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN

Stonebridge Reinsurance Company	61-1497252

TCF Asset Management Corp	84-0642550

TCFC Air Holdings Inc	32-0092333

TCFC Asset Holdings Inc	32-0092334

TLIC Oakbrook Reinsurance Inc.	47-1026613

TLIC Riverwood Reinsurance Inc	45-3193055

TLIC Watertree Reinsurance, Inc.	81-3715574

Transamerica Advisors Life Insurance Company (FKA MLLIC)	91-1325756

Transamerica Accounts Holding Corp	36-4162154

Transamerica Affinity Services Inc	42-1523438

Transamerica Affordable Housing Inc	94-3252196

Transamerica Agency Network Inc (FKA: Life Inv Fin Group)	61-1513662

Transamerica Asset Management (fka Transamerica Fund Advisors)	59-3403585

Transamerica Capital Inc	95-3141953

Transamerica Casualty Insurance Company	31-4423946

Transamerica Commercial Finance Corp I	94-3054228

Transamerica Consumer Finance Holding Company	95-4631538

Transamerica Corporation (OREGON)	98-6021219

Transamerica Distribution Finance Overseas Inc	36-4254366

Transamerica Finance Corporation	95-1077235

Transamerica Financial Advisors FKA InterSecurities	59-2476008

Transamerica Financial Life Insurance Company	36-6071399

Transamerica Fund Services Inc	59-3403587

Transamerica Home Loan	95-4390993

Transamerica International Re (Bermuda) Ltd	98-0199561

Transamerica Investors Securities Corp	13-3696753

Transamerica Leasing Holdings Inc	13-3452993

Transamerica Life Insurance Company	39-0989781

Transamerica Pacific Insurance Co Ltd	94-3304740

Transamerica Premier Life Insurance Company	52-0419790

Transamerica Resources Inc (FKA: Nat Assoc Mgmt)	52-1525601

Transamerica Small Business Capital Inc	36-4251204

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN
Transamerica Stable Value Solutions Inc	27-0648897
Transamerica Vendor Financial Services Corporation	36-4134790
United Financial Services Inc	52-1263786
WFG China Holdings Inc	20-2541057
World Fin Group Ins Agency of Massachusetts Inc	04-3182849
World Financial Group Inc	42-1518386
World Financial Group Ins Agency of Hawaii Inc	99-0277127
World Financial Group Insurance Agency of WY Inc	42-1519076
World Financial Group Insurance Agency	95-3809372
Zahorik Company Inc	95-2775959

Zero Beta Fund LLC	26-1298094

Statutory-Basis Financial

Statement Schedules

Transamerica Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2018

SCHEDULE I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$6,331,854	$6,598,931	$6,473,506
States, municipalities and political subdivisions	775,531	798,840	775,531
Foreign governments	362,823	352,919	362,847
Hybrid securities	382,258	379,539	382,045
All other corporate bonds	18,495,323	19,020,347	18,473,880
Preferred stocks	98,907	91,213	97,382
Total fixed maturities	26,446,696	27,241,789	26,565,191

Equity securities
Common stocks:
Industrial, miscellaneous and all other	154,552	171,979	171,979
Total equity securities	154,552	171,979	171,979

Mortgage loans on real estate	4,574,654		4,574,654
Real estate	114,446		114,446
Policy loans	551,658		551,658
Other long-term investments	955,194		955,194
Receivable for securities	123,959		123,959
Securities lending	1,670,537		1,670,537
Cash, cash equivalents and short-term investments	1,955,703		1,955,703
Total investments	$36,547,399		$36,683,321

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

(2)

United States government, state, municipal and political, hybrid and corporate bonds of $36,959 are held at fair value rather than amortized cost due to having an NAIC 6 rating. Two preferred stock securities are held at fair value of $4,598 due to having an NAIC 6 rating.

Transamerica Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*

Year ended December 31, 2018
Individual life	$10,400,565	$–	$343,340	$104,339	$693,537	$1,425,541	$888,908
Individual health	86,822	92,364	30,578	106,230	25,370	65,813	193,680
Group life and health	1,512,345	21,075	81,403	638,939	95,911	306,199	276,705
Annuity	13,793,355	–	30,315	10,572,727	654,092	16,123,471	(2,756,710)
Other	–	–	–	–	141,741	–	–

	$25,793,087	$113,439	$485,636	$11,422,235	$1,610,651	$17,921,024	$(1,397,417)

Year ended December 31, 2017
Individual life	$9,987,824	$–	$250,100	$(7,812,143)	$(1,056,944)	$(1,870,315)	$603,366
Individual health	100,420	91,784	27,176	(1,489,124)	1,344,780	(4,084,846)	(885,516)
Group life and health	1,528,445	23,229	100,510	508,023	238,217	(36,386)	186,023
Annuity	14,017,983	–	22,133	5,662,618	1,468,343	9,211,736	(2,084,576)
Other	–	–	–	–	438,652	–	–

	$25,634,672	$115,013	$399,919	$(3,130,626)	$2,433,048	$3,220,189	$(2,180,703)

Year ended December 31, 2016
Individual life	$13,570,924	$–	$241,127	964,932	$768,583	$1,682,114	$850,556
Individual health	4,104,887	96,408	177,690	128,097	288,730	350,311	164,250
Group life and health	1,920,903	26,223	111,533	646,226	126,113	395,670	313,984
Annuity	18,660,981	–	24,395	12,339,288	1,108,862	12,847,222	1,559,407
Other	–	–	–	–	152,629	–	–

	$38,257,695	$122,631	$554,745	$14,078,543	$2,444,917	$15,275,317	$2,888,197

*Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

Transamerica Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2018
Life insurance in force	$972,796,627	$831,130,720	$–	$141,665,907	0%

Premiums:
Individual life	$2,453,331	$3,644,497	$1,295,506	$104,340	1242%
Individual health	532,130	429,165	3,264	106,230	3%
Group life and health	753,427	131,816	17,328	638,939	3%
Annuity	10,692,163	197,320	77,884	10,572,727	1%
	$14,431,051	$4,402,798	$1,393,982	$11,422,236	12%

Year ended December 31, 2017
Life insurance in force	$533,085,617	$887,695,994	$484,569,310	$129,958,933	373%

Premiums:
Individual life	$2,443,494	$11,836,066	$1,580,429	$(7,812,143)	-20%
Individual health	530,052	2,022,968	3,792	(1,489,124)	0%
Group life and health	802,090	321,533	27,466	508,023	5%
Annuity	9,813,201	4,215,856	65,273	5,662,618	1%
	$13,588,837	$18,396,423	$1,676,960	$(3,130,626)	-54%

Year ended December 31, 2016
Life insurance in force	$529,122,141	$916,395,356	$525,650,271	$138,377,056	380%

Premiums:
Individual life	$2,422,512	$2,887,979	$1,430,399	$964,932	148%
Individual health	554,332	431,437	5,202	128,097	4%
Group life and health	820,508	203,774	29,492	646,226	5%
Annuity	10,283,875	(1,994,042)	61,372	12,339,288	0%
	$14,081,227	$1,529,148	$1,526,465	$14,078,543	11%

FINANCIAL STATEMENTS

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Years Ended December 31, 2018 and 2017

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Financial Statements

Years Ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Transamerica Advisors Life Insurance Company and the Contract Owners of Merrill Lynch Variable Life Separate Account II

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts of Merrill Lynch Variable Life Separate Account II indicated in the table below as of December 31, 2018, and the related statements of operations and changes in net assets for each of the two years in the period ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts in the Merrill Lynch Variable Life Separate Account II as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

2019 Trust	BlackRock Government Money Market
AB Large Cap Growth Class A Shares	BlackRock High Yield
BlackRock Advantage Large Cap Core	BlackRock International V.I. Class I Shares
BlackRock Advantage Large Cap Value V.I. Class I Shares	BlackRock Large Cap Focus Growth V.I. Class I Shares
BlackRock Advantage U.S. Total Market V.I. Class I Shares	BlackRock Managed Volatility V.I. Class I Shares
BlackRock Balanced Capital	BlackRock S&P 500 Index V.I. Class I Shares
BlackRock Basic Value V.I. Class I Shares	BlackRock U.S. Government Bond
BlackRock Capital Appreciation	Invesco V.I. American Franchise Series I Shares
BlackRock Equity Dividend V.I. Class I Shares	Invesco V.I. Core Equity Series I Shares
BlackRock Global Allocation	MFS® Growth Initial Class
BlackRock Global Allocation V.I. Class I Shares

Basis for Opinions

These financial statements are the responsibility of the Transamerica Advisors Life Insurance Company’s management. Our responsibility is to express an opinion on the financial statements of each of the subaccounts in the Merrill Lynch Variable Life Separate Account II based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with relevant ethical requirements relating to our audit, which include standards of the American Institute of Certified Public Accountants (AICPA) Code of Professional Conduct.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606

T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 18, 2019

We have served as the auditor of one or more of the subaccounts in Merrill Lynch Variable Life Separate Account II since 2014.

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Assets and Liabilities

December 31, 2018

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
2019 Trust	2,374,239.386	$1,667,575	$2,231,144	$(115)	$2,231,029	89,438	$23.559241	$25.498774
AB Large Cap Growth Class A Shares	318,401.252	15,576,513	16,477,265	82	16,477,347	342,492	45.080727	49.256776
BlackRock Advantage Large Cap Core	5,686,258.965	135,133,090	112,360,477	109	112,360,586	391,232	255.166636	297.417401
BlackRock Advantage Large Cap Value V.I. Class I Shares	910,097.916	10,301,452	7,644,822	(22)	7,644,800	256,625	28.208300	30.283528
BlackRock Advantage U.S. Total Market V.I. Class I Shares	775,454.270	18,279,831	16,369,840	(78)	16,369,762	188,297	80.391444	88.781801
BlackRock Balanced Capital	25,576,619.924	389,850,387	357,305,380	(29)	357,305,351	3,143,103	102.179900	117.037355
BlackRock Basic Value V.I. Class I Shares	2,300,533.942	33,464,732	28,503,616	(8)	28,503,608	405,128	64.951472	71.729335
BlackRock Capital Appreciation	2,990,628.489	92,762,875	109,546,722	40	109,546,762	450,143	215.504220	251.191096
BlackRock Equity Dividend V.I. Class I Shares	1,177,722.942	13,011,867	11,977,442	(6)	11,977,436	184,367	60.078033	66.346335
BlackRock Global Allocation	7,758,662.382	118,415,087	110,173,006	67	110,173,073	1,349,546	74.004666	84.023648
BlackRock Global Allocation V.I. Class I Shares	88,611.238	1,275,991	1,346,005	(8)	1,345,997	27,113	45.687832	50.905877
BlackRock Government Money Market	91,904,780.390	91,904,780	91,904,780	(110)	91,904,670	2,251,013	35.989085	41.948344
BlackRock High Yield	3,557,849.315	19,164,272	17,789,247	85,135	17,874,382	214,247	75.660475	86.309186
BlackRock International V.I. Class I Shares	908,301.081	9,879,819	8,356,370	76	8,356,446	403,983	19.383427	21.053849
BlackRock Large Cap Focus Growth V.I. Class I Shares	764,861.276	11,111,485	10,187,952	(11)	10,187,941	375,915	25.502021	27.584016
BlackRock Managed Volatility V.I. Class I Shares	1,464.762	18,615	19,701	(4)	19,697	445	41.983699	45.072490
BlackRock S&P 500 Index V.I. Class I Shares	1,371,027.610	28,452,714	28,106,066	(2)	28,106,064	663,700	39.581287	43.247741
BlackRock U.S. Government Bond	3,536,770.828	39,446,919	37,419,035	82,042	37,501,077	394,876	83.791531	97.665196
Invesco V.I. American Franchise Series I Shares	48,114.481	2,687,214	2,749,743	25	2,749,768	146,701	18.392951	18.887506
Invesco V.I. Core Equity Series I Shares	90,047.617	2,744,068	2,786,073	(5)	2,786,068	149,842	17.985524	18.932688
MFS® Growth Initial Class	222,713.919	9,125,392	10,469,781	107	10,469,888	219,153	44.688198	48.828403

See accompanying notes

2

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018

	2019 Trust Subaccount	AB Large Cap Growth Class A Shares Subaccount	BlackRock Advantage Large Cap Core Subaccount	BlackRock Advantage Large Cap Value V.I. Class I Shares Subaccount	BlackRock Advantage U.S. Total Market V.I. Class I Shares Subaccount
Net Assets as of December 31, 2016:	$2,721,165	$11,532,036	$116,130,555	$8,428,783	$21,749,608

Investment Income:
Reinvested Dividends	—	—	1,645,856	129,583	177,461
Investment Expense:
Mortality and Expense Risk and Administrative Charges	23,859	78,329	717,569	48,537	120,407

Net Investment Income (Loss)	(23,859)	(78,329)	928,287	81,046	57,054
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	728,276	33,867,895	2,047,732	3,952,679
Realized Gain (Loss) on Investments	89,485	840,834	3,231,400	302,616	2,015,126

Net Realized Capital Gains (Losses) on Investments	89,485	1,569,110	37,099,295	2,350,348	5,967,805
Net Change in Unrealized Appreciation (Depreciation)	(75,446)	1,983,274	(14,069,746)	(1,161,737)	(3,442,008)

Net Gain (Loss) on Investment	14,039	3,552,384	23,029,549	1,188,611	2,525,797
Net Increase (Decrease) in Net Assets Resulting from Operations	(9,820)	3,474,055	23,957,836	1,269,657	2,582,851

Increase (Decrease) in Net Assets from Contract Transactions	(255,096)	(984,215)	(10,540,434)	(1,104,143)	(3,865,746)

Total Increase (Decrease) in Net Assets	(264,916)	2,489,840	13,417,402	165,514	(1,282,895)

Net Assets as of December 31, 2017:	$2,456,249	$14,021,876	$129,547,957	$8,594,297	$20,466,713

Investment Income:
Reinvested Dividends	—	—	1,932,694	167,862	239,561
Investment Expense:
Mortality and Expense Risk and Administrative Charges	21,564	102,517	764,517	52,145	113,221

Net Investment Income (Loss)	(21,564)	(102,517)	1,168,177	115,717	126,340
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	1,952,799	14,583,349	912,369	1,760,287
Realized Gain (Loss) on Investments	110,089	751,443	1,800,120	(53,256)	1,489,271

Net Realized Capital Gains (Losses) on Investments	110,089	2,704,242	16,383,469	859,113	3,249,558
Net Change in Unrealized Appreciation (Depreciation)	(71,455)	(2,441,590)	(23,843,083)	(1,686,616)	(4,531,326)

Net Gain (Loss) on Investment	38,634	262,652	(7,459,614)	(827,503)	(1,281,768)
Net Increase (Decrease) in Net Assets Resulting from Operations	17,070	160,135	(6,291,437)	(711,786)	(1,155,428)

Increase (Decrease) in Net Assets from Contract Transactions	(242,290)	2,295,336	(10,895,934)	(237,711)	(2,941,523)

Total Increase (Decrease) in Net Assets	(225,220)	2,455,471	(17,187,371)	(949,497)	(4,096,951)

Net Assets as of December 31, 2018:	$2,231,029	$16,477,347	$112,360,586	$7,644,800	$16,369,762

See Accompanying Notes.

(1)	See Footnote 1

3

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018

	BlackRock Balanced Capital Subaccount	BlackRock Basic Value V.I. Class I Shares Subaccount	BlackRock Capital Appreciation Subaccount	BlackRock Equity Dividend V.I. Class I Shares Subaccount	BlackRock Global Allocation Subaccount
Net Assets as of December 31, 2016:	$387,296,994	$35,589,243	$91,592,141	$12,946,395	$131,550,402

Investment Income:
Reinvested Dividends	7,155,681	514,292	295,505	241,600	1,879,418
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,304,887	195,823	596,872	77,488	782,838

Net Investment Income (Loss)	4,850,794	318,469	(301,367)	164,112	1,096,580
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	67,553,156	1,291,994	10,677,823	728,541	—
Realized Gain (Loss) on Investments	9,622,364	588,832	5,006,534	630,984	701,243

Net Realized Capital Gains (Losses) on Investments	77,175,520	1,880,826	15,684,357	1,359,525	701,243
Net Change in Unrealized Appreciation (Depreciation)	(30,339,240)	259,374	13,639,982	496,375	15,076,274

Net Gain (Loss) on Investment	46,836,280	2,140,200	29,324,339	1,855,900	15,777,517
Net Increase (Decrease) in Net Assets Resulting from Operations	51,687,074	2,458,669	29,022,972	2,020,012	16,874,097

Increase (Decrease) in Net Assets from Contract Transactions	(35,685,740)	(4,259,785)	(8,421,914)	(485,043)	(14,698,492)

Total Increase (Decrease) in Net Assets	16,001,334	(1,801,116)	20,601,058	1,534,969	2,175,605

Net Assets as of December 31, 2017:	$403,298,328	$33,788,127	$112,193,199	$14,481,364	$133,726,007

Investment Income:
Reinvested Dividends	7,237,379	590,712	369,995	272,799	1,772,215
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,316,650	187,696	713,661	81,560	741,146

Net Investment Income (Loss)	4,920,729	403,016	(343,666)	191,239	1,031,069
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	26,561,843	3,415,542	12,829,077	974,780	6,034,748
Realized Gain (Loss) on Investments	6,254,287	469,084	6,333,167	682,118	1,004,628

Net Realized Capital Gains (Losses) on Investments	32,816,130	3,884,626	19,162,244	1,656,898	7,039,376
Net Change in Unrealized Appreciation (Depreciation)	(48,860,979)	(6,853,167)	(16,326,121)	(2,819,265)	(17,658,150)

Net Gain (Loss) on Investment	(16,044,849)	(2,968,541)	2,836,123	(1,162,367)	(10,618,774)
Net Increase (Decrease) in Net Assets Resulting from Operations	(11,124,120)	(2,565,525)	2,492,457	(971,128)	(9,587,705)

Increase (Decrease) in Net Assets from Contract Transactions	(34,868,857)	(2,718,994)	(5,138,894)	(1,532,800)	(13,965,229)

Total Increase (Decrease) in Net Assets	(45,992,977)	(5,284,519)	(2,646,437)	(2,503,928)	(23,552,934)

Net Assets as of December 31, 2018:	$357,305,351	$28,503,608	$109,546,762	$11,977,436	$110,173,073

See Accompanying Notes.

(1)	See Footnote 1

4

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018

	BlackRock Global Allocation V.I. Class I Shares Subaccount	BlackRock Government Money Market Subaccount	BlackRock High Yield Subaccount	BlackRock International V.I. Class I Shares Subaccount	BlackRock Large Cap Focus Growth V.I. Class I Shares Subaccount
Net Assets as of December 31, 2016:	$1,383,866	$91,986,156	$21,377,887	$7,354,809	$7,976,495

Investment Income:
Reinvested Dividends	19,261	381,385	1,195,562	—	3,944
Investment Expense:
Mortality and Expense Risk and Administrative Charges	8,562	489,351	127,414	50,919	53,478

Net Investment Income (Loss)	10,699	(107,966)	1,068,148	(50,919)	(49,534)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	14,943	263	—	—	1,629,679
Realized Gain (Loss) on Investments	11,156	—	33,108	261,450	373,071

Net Realized Capital Gains (Losses) on Investments	26,099	263	33,108	261,450	2,002,750
Net Change in Unrealized Appreciation (Depreciation)	142,973	—	402,064	2,024,450	346,234

Net Gain (Loss) on Investment	169,072	263	435,172	2,285,900	2,348,984
Net Increase (Decrease) in Net Assets Resulting from Operations	179,771	(107,703)	1,503,320	2,234,981	2,299,450

Increase (Decrease) in Net Assets from Contract Transactions	(51,887)	(11,628,013)	(2,504,990)	449,813	(509,075)

Total Increase (Decrease) in Net Assets	127,884	(11,735,716)	(1,001,670)	2,684,794	1,790,375

Net Assets as of December 31, 2017:	$1,511,750	$80,250,440	$20,376,217	$10,039,603	$9,766,870

Investment Income:
Reinvested Dividends	14,040	1,259,692	1,118,856	287,489	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	8,664	510,477	117,776	62,828	67,260

Net Investment Income (Loss)	5,376	749,215	1,001,080	224,661	(67,260)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	54,762	—	—	281,154	1,146,774
Realized Gain (Loss) on Investments	12,679	—	(28,564)	590,881	311,894

Net Realized Capital Gains (Losses) on Investments	67,441	—	(28,564)	872,035	1,458,668
Net Change in Unrealized Appreciation (Depreciation)	(187,729)	—	(1,501,014)	(3,602,331)	(1,121,081)

Net Gain (Loss) on Investment	(120,288)	—	(1,529,578)	(2,730,296)	337,587
Net Increase (Decrease) in Net Assets Resulting from Operations	(114,912)	749,215	(528,498)	(2,505,635)	270,327

Increase (Decrease) in Net Assets from Contract Transactions	(50,841)	10,905,015	(1,973,337)	822,478	150,744

Total Increase (Decrease) in Net Assets	(165,753)	11,654,230	(2,501,835)	(1,683,157)	421,071

Net Assets as of December 31, 2018:	$1,345,997	$91,904,670	$17,874,382	$8,356,446	$10,187,941

See Accompanying Notes.

(1)	See Footnote 1

5

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018

	BlackRock Managed Volatility V.I. Class I Shares Subaccount	BlackRock S&P 500 Index V.I. Class I Shares Subaccount	BlackRock U.S. Government Bond Subaccount	Invesco V.I. American Franchise Series I Shares Subaccount	Invesco V.I. Core Equity Series I Shares Subaccount
Net Assets as of December 31, 2016:	$56,871	$24,812,333	$43,008,904	$1,612,963	$3,645,669

Investment Income:
Reinvested Dividends	68	470,373	941,385	1,873	38,916
Investment Expense:
Mortality and Expense Risk and Administrative Charges	281	164,692	236,633	13,486	23,449

Net Investment Income (Loss)	(213)	305,681	704,752	(11,613)	15,467
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	373	1,170,930	—	182,656	194,929
Realized Gain (Loss) on Investments	5,439	1,494,076	(234,245)	122,384	84,434

Net Realized Capital Gains (Losses) on Investments	5,812	2,665,006	(234,245)	305,040	279,363
Net Change in Unrealized Appreciation (Depreciation)	(3,974)	2,237,509	18,254	182,117	146,203

Net Gain (Loss) on Investment	1,838	4,902,515	(215,991)	487,157	425,566
Net Increase (Decrease) in Net Assets Resulting from Operations	1,625	5,208,196	488,761	475,544	441,033

Increase (Decrease) in Net Assets from Contract Transactions	(38,613)	(945,532)	(3,646,615)	612,597	(283,568)

Total Increase (Decrease) in Net Assets	(36,988)	4,262,664	(3,157,854)	1,088,141	157,465

Net Assets as of December 31, 2017:	$19,883	$29,074,997	$39,851,050	$2,701,104	$3,803,134

Investment Income:
Reinvested Dividends	361	322,871	995,393	—	28,851
Investment Expense:
Mortality and Expense Risk and Administrative Charges	120	185,410	223,340	18,940	22,418

Net Investment Income (Loss)	241	137,461	772,053	(18,940)	6,433
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	208	1,310,766	104,297	200,613	206,635
Realized Gain (Loss) on Investments	64	989,922	(503,843)	75,299	127,485

Net Realized Capital Gains (Losses) on Investments	272	2,300,688	(399,546)	275,912	334,120
Net Change in Unrealized Appreciation (Depreciation)	(430)	(3,885,788)	(323,862)	(385,518)	(634,203)

Net Gain (Loss) on Investment	(158)	(1,585,100)	(723,408)	(109,606)	(300,083)
Net Increase (Decrease) in Net Assets Resulting from Operations	83	(1,447,639)	48,645	(128,546)	(293,650)

Increase (Decrease) in Net Assets from Contract Transactions	(269)	478,706	(2,398,618)	177,210	(723,416)

Total Increase (Decrease) in Net Assets	(186)	(968,933)	(2,349,973)	48,664	(1,017,066)

Net Assets as of December 31, 2018:	$19,697	$28,106,064	$37,501,077	$2,749,768	$2,786,068

See Accompanying Notes.

(1)	See Footnote 1

6

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018

MFS® Growth Initial Class Subaccount
Net Assets as of December 31, 2016:	$7,225,353

Investment Income:
Reinvested Dividends	8,680
Investment Expense:
Mortality and Expense Risk and Administrative Charges	50,371

Net Investment Income (Loss)	(41,691)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	328,472
Realized Gain (Loss) on Investments	586,890

Net Realized Capital Gains (Losses) on Investments	915,362
Net Change in Unrealized Appreciation (Depreciation)	1,326,759

Net Gain (Loss) on Investment	2,242,121
Net Increase (Decrease) in Net Assets Resulting from Operations	2,200,430

Increase (Decrease) in Net Assets from Contract Transactions	(189,506)

Total Increase (Decrease) in Net Assets	2,010,924

Net Assets as of December 31, 2017:	$9,236,277

Investment Income:
Reinvested Dividends	10,314
Investment Expense:
Mortality and Expense Risk and Administrative Charges	66,319

Net Investment Income (Loss)	(56,005)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	765,381
Realized Gain (Loss) on Investments	711,251

Net Realized Capital Gains (Losses) on Investments	1,476,632
Net Change in Unrealized Appreciation (Depreciation)	(1,295,741)

Net Gain (Loss) on Investment	180,891
Net Increase (Decrease) in Net Assets Resulting from Operations	124,886

Increase (Decrease) in Net Assets from Contract Transactions	1,108,725

Total Increase (Decrease) in Net Assets	1,233,611

Net Assets as of December 31, 2018:	$10,469,888

See Accompanying Notes.

(1)	See Footnote 1

7

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

1. Organization

Merrill Lynch Variable Life Separate Account II (the Separate Account) is a segregated investment account of Transamerica Advisors Life Insurance Company (TALIC), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. TALIC and the Separate Account are regulated by the Securities and Exchange Commission. The assets and liabilities of the Separate Account are clearly identified and distinguished from TALIC’s other assets and liabilities. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of Prime Plan I -VII, Directed Life I, Directed Life II, and Prime Plan Investor.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Zero Coupon Trust	Zero Coupon Trust
2019 Trust	2019 Trust
AB Variable Products Series Fund, Inc.	AB Variable Products Series Fund, Inc.
AB Large Cap Growth Class A Shares	AB Large Cap Growth Portfolio Class A Shares
BlackRock Fund, Inc.	BlackRock Fund, Inc.
BlackRock Advantage Large Cap Core	BlackRock Advantage Large Cap Core Fund
BlackRock Advantage Large Cap Value V.I. Class I Shares	BlackRock Advantage Large Cap Value V.I. Fund Class I Shares
BlackRock Advantage U.S. Total Market V.I. Class I Shares	BlackRock Advantage U.S. Total Market V.I. Fund Class I Shares
BlackRock Balanced Capital	BlackRock Balanced Capital Fund
BlackRock Basic Value V.I. Class I Shares	BlackRock Basic Value V.I. Fund Class I Shares
BlackRock Capital Appreciation	BlackRock Capital Appreciation Fund
BlackRock Equity Dividend V.I. Class I Shares	BlackRock Equity Dividend V.I. Fund Class I Shares
BlackRock Global Allocation	BlackRock Global Allocation Fund
BlackRock Global Allocation V.I. Class I Shares	BlackRock Global Allocation V.I. Fund Class I Shares
BlackRock Government Money Market	BlackRock Government Money Market Fund
BlackRock High Yield	BlackRock High Yield Fund
BlackRock International V.I. Class I Shares	BlackRock International V.I. Fund Class I Shares
BlackRock Large Cap Focus Growth V.I. Class I Shares	BlackRock Large Cap Focus Growth V.I. Fund Class I Shares
BlackRock Managed Volatility V.I. Class I Shares	BlackRock Managed Volatility V.I. Fund Class I Shares
BlackRock S&P 500 Index V.I. Class I Shares	BlackRock S&P 500 Index V.I. Fund Class I Shares
BlackRock U.S. Government Bond	BlackRock U.S. Government Bond Fund

8

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

1. Organization (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco V.I. American Franchise Series I Shares	Invesco V.I. American Franchise Fund Series I Shares
Invesco V.I. Core Equity Series I Shares	Invesco V.I. Core Equity Fund Series I Shares
MFS® Variable Insurance Trust	MFS® Variable Insurance Trust
MFS® Growth Initial Class	MFS® Growth Series Initial Class

9

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

2. Summary of Significant Accounting Policies

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable life separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2018.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon published closing NAV per share and therefore are considered Level 1.

There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2018.

10

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

3. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2018 were as follows:

Subaccount	Purchases	Sales
2019 Trust	$77,485	$341,329
AB Large Cap Growth Class A Shares	5,795,638	1,650,022
BlackRock Advantage Large Cap Core	18,597,045	13,741,587
BlackRock Advantage Large Cap Value V.I. Class I Shares	2,209,774	1,419,401
BlackRock Advantage U.S. Total Market V.I. Class I Shares	3,320,711	4,375,612
BlackRock Balanced Capital	37,622,377	41,008,556
BlackRock Basic Value V.I. Class I Shares	4,812,667	3,713,097
BlackRock Capital Appreciation	19,481,743	12,135,231
BlackRock Equity Dividend V.I. Class I Shares	2,523,093	2,889,879
BlackRock Global Allocation	10,367,249	17,266,654
BlackRock Global Allocation V.I. Class I Shares	68,803	59,507
BlackRock Government Money Market	65,368,188	53,713,897
BlackRock High Yield	2,397,908	3,366,529
BlackRock International V.I. Class I Shares	3,523,032	2,194,717
BlackRock Large Cap Focus Growth V.I. Class I Shares	3,232,701	2,002,443
BlackRock Managed Volatility V.I. Class I Shares	569	390
BlackRock S&P 500 Index V.I. Class I Shares	6,108,280	4,181,348
BlackRock U.S. Government Bond	5,097,815	6,634,962
Invesco V.I. American Franchise Series I Shares	662,957	304,071
Invesco V.I. Core Equity Series I Shares	291,807	802,154
MFS® Growth Initial Class	3,058,352	1,240,256

11

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

4. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
2019 Trust	3,059	(12,693)	(9,634)	71	(10,169)	(10,098)
AB Large Cap Growth Class A Shares	75,815	(30,740)	45,075	38,715	(61,745)	(23,030)
BlackRock Advantage Large Cap Core	6,778	(40,788)	(34,010)	4,227	(42,050)	(37,823)
BlackRock Advantage Large Cap Value V.I. Class I Shares	34,874	(41,593)	(6,719)	21,470	(59,071)	(37,601)
BlackRock Advantage U.S. Total Market V.I. Class I Shares	13,784	(44,700)	(30,916)	13,156	(58,076)	(44,920)
BlackRock Balanced Capital	33,291	(322,963)	(289,672)	20,766	(343,330)	(322,564)
BlackRock Basic Value V.I. Class I Shares	10,544	(45,354)	(34,810)	15,117	(73,867)	(58,750)
BlackRock Capital Appreciation	24,330	(43,400)	(19,070)	10,204	(49,980)	(39,776)
BlackRock Equity Dividend V.I. Class I Shares	18,121	(39,140)	(21,019)	28,516	(36,464)	(7,948)
BlackRock Global Allocation	29,735	(189,527)	(159,792)	27,666	(200,946)	(173,280)
BlackRock Global Allocation V.I. Class I Shares	—	(928)	(928)	3	(1,015)	(1,012)
BlackRock Government Money Market	1,589,341	(1,316,362)	272,979	1,140,823	(1,430,693)	(289,870)
BlackRock High Yield	14,878	(37,930)	(23,052)	15,596	(45,162)	(29,566)
BlackRock International V.I. Class I Shares	110,295	(83,899)	26,396	62,222	(45,519)	16,703
BlackRock Large Cap Focus Growth V.I. Class I Shares	72,998	(66,158)	6,840	63,957	(82,744)	(18,787)
BlackRock Managed Volatility V.I. Class I Shares	—	(6)	(6)	—	(895)	(895)
BlackRock S&P 500 Index V.I. Class I Shares	100,156	(87,477)	12,679	199,221	(219,544)	(20,323)
BlackRock U.S. Government Bond	43,471	(68,589)	(25,118)	15,989	(54,557)	(38,568)
Invesco V.I. American Franchise Series I Shares	22,187	(13,495)	8,692	53,852	(20,208)	33,644
Invesco V.I. Core Equity Series I Shares	2,701	(36,695)	(33,994)	1,851	(16,223)	(14,372)
MFS® Growth Initial Class	45,042	(23,330)	21,712	20,769	(25,115)	(4,346)

12

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
2019 Trust	$77,485	$(319,775)	$(242,290)	$1,800	$(256,896)	$(255,096)
AB Large Cap Growth Class A Shares	3,855,614	(1,560,278)	2,295,336	1,666,931	(2,651,146)	(984,215)
BlackRock Advantage Large Cap Core	2,160,808	(13,056,742)	(10,895,934)	1,190,056	(11,730,490)	(10,540,434)
BlackRock Advantage Large Cap Value V.I. Class I Shares	1,131,899	(1,369,610)	(237,711)	651,943	(1,756,086)	(1,104,143)
BlackRock Advantage U.S. Total Market V.I. Class I Shares	1,330,682	(4,272,205)	(2,941,523)	1,095,522	(4,961,268)	(3,865,746)
BlackRock Balanced Capital	4,023,426	(38,892,283)	(34,868,857)	2,334,247	(38,019,987)	(35,685,740)
BlackRock Basic Value V.I. Class I Shares	817,596	(3,536,590)	(2,718,994)	1,088,497	(5,348,282)	(4,259,785)
BlackRock Capital Appreciation	6,398,713	(11,537,607)	(5,138,894)	2,111,346	(10,533,260)	(8,421,914)
BlackRock Equity Dividend V.I. Class I Shares	1,284,091	(2,816,891)	(1,532,800)	1,870,979	(2,356,022)	(485,043)
BlackRock Global Allocation	2,653,664	(16,618,893)	(13,965,229)	2,334,195	(17,032,687)	(14,698,492)
BlackRock Global Allocation V.I. Class I Shares	2	(50,843)	(50,841)	184	(52,071)	(51,887)
BlackRock Government Money Market	64,292,479	(53,387,464)	10,905,015	46,095,517	(57,723,530)	(11,628,013)
BlackRock High Yield	1,286,781	(3,260,118)	(1,973,337)	1,290,324	(3,795,314)	(2,504,990)
BlackRock International V.I. Class I Shares	2,962,120	(2,139,642)	822,478	1,537,605	(1,087,792)	449,813
BlackRock Large Cap Focus Growth V.I. Class I Shares	2,091,272	(1,940,528)	150,744	1,497,785	(2,006,860)	(509,075)
BlackRock Managed Volatility V.I. Class I Shares	—	(269)	(269)	—	(38,613)	(38,613)
BlackRock S&P 500 Index V.I. Class I Shares	4,495,030	(4,016,324)	478,706	8,044,690	(8,990,222)	(945,532)
BlackRock U.S. Government Bond	4,044,012	(6,442,630)	(2,398,618)	1,514,344	(5,160,959)	(3,646,615)
Invesco V.I. American Franchise Series I Shares	463,291	(286,081)	177,210	987,383	(374,786)	612,597
Invesco V.I. Core Equity Series I Shares	56,887	(780,303)	(723,416)	35,851	(319,419)	(283,568)
MFS® Growth Initial Class	2,289,708	(1,180,983)	1,108,725	888,895	(1,078,401)	(189,506)

13

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

5. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
2019 Trust
12/31/2018	89,438	$25.50	to	$23.56	$2,231,029	—%	0.84%	to	1.24%	0.88%	to	0.47%
12/31/2017	99,072	25.28	to	23.45	2,456,249	—	0.84	to	1.24	(0.30)	to	(0.69)
12/31/2016	109,170	25.35	to	23.61	2,721,165	—	0.84	to	1.24	0.29	to	(0.10)
12/28/2006	161,401	25.28	to	23.64	4,026,233	—	0.84	to	1.24	1.09	to	0.69
12/28/2005	169,102	25.01	to	23.47	4,176,683	—	0.84	to	1.24	2.21	to	1.80
AB Large Cap Growth Class A Shares
12/31/2018	342,492	49.26	to	45.08	16,477,347	—	0.50	to	0.90	2.07	to	1.66
12/31/2017	297,417	48.26	to	44.35	14,021,876	—	0.50	to	0.90	31.33	to	30.81
12/31/2016	320,447	36.75	to	33.90	11,532,036	—	0.50	to	0.90	2.12	to	1.71
12/28/2006	354,252	35.98	to	33.33	12,500,097	—	0.50	to	0.90	10.56	to	10.12
12/28/2005	318,106	32.55	to	30.26	10,143,270	—	0.50	to	0.90	13.57	to	13.12
BlackRock Advantage Large Cap Core
12/31/2018	391,232	297.42	to	255.17	112,360,586	1.49	0.50	to	0.90	(5.59)	to	(5.96)
12/31/2017	425,242	315.02	to	271.35	129,547,957	1.34	0.50	to	0.90	21.63	to	21.15
12/31/2016	463,065	258.99	to	223.97	116,130,555	1.35	0.50	to	0.90	10.13	to	9.70
12/28/2006	511,897	235.16	to	204.17	116,731,976	1.15	0.50	to	0.90	0.10	to	(0.30)
12/28/2005	549,083	234.92	to	204.78	125,214,626	1.05	0.50	to	0.90	12.22	to	11.78
BlackRock Advantage Large Cap Value V.I. Class I Shares
12/31/2018	256,625	30.28	to	28.21	7,644,800	1.91	0.50	to	0.90	(8.66)	to	(9.03)
12/31/2017	263,344	33.16	to	31.01	8,594,297	1.57	0.50	to	0.90	16.64	to	16.18
12/31/2016	300,945	28.43	to	26.69	8,428,783	1.23	0.50	to	0.90	13.04	to	12.59
12/28/2006	381,903	25.15	to	23.71	9,489,746	1.10	0.50	to	0.90	(2.21)	to	(2.60)
12/28/2005	440,968	25.72	to	24.34	11,211,365	1.09	0.50	to	0.90	11.57	to	11.13
BlackRock Advantage U.S. Total Market V.I. Class I Shares
12/31/2018	188,297	88.78	to	80.39	16,369,762	1.24	0.50	to	0.90	(6.86)	to	(7.23)
12/31/2017	219,213	95.32	to	86.66	20,466,713	0.86	0.50	to	0.90	13.49	to	13.04
12/31/2016	264,133	83.99	to	76.66	21,749,608	0.27	0.50	to	0.90	23.04	to	22.55
12/28/2006	307,129	68.26	to	62.55	20,591,998	0.26	0.50	to	0.90	(7.07)	to	(7.44)
12/28/2005	353,565	73.46	to	67.58	25,534,718	0.25	0.50	to	0.90	4.70	to	4.28
BlackRock Balanced Capital
12/31/2018	3,143,103	117.04	to	102.18	357,305,351	1.83	0.50	to	0.90	(3.15)	to	(3.53)
12/31/2017	3,432,775	120.84	to	105.92	403,298,328	1.80	0.50	to	0.90	14.02	to	13.57
12/31/2016	3,755,339	105.98	to	93.27	387,296,994	1.71	0.50	to	0.90	8.11	to	7.68
12/28/2006	4,140,827	98.03	to	86.61	395,416,207	1.62	0.50	to	0.90	0.02	to	(0.37)
12/28/2005	4,529,516	98.01	to	86.94	432,762,927	1.84	0.50	to	0.90	10.51	to	10.08
BlackRock Basic Value V.I. Class I Shares
12/31/2018	405,128	71.73	to	64.95	28,503,608	1.82	0.50	to	0.90	(8.31)	to	(8.67)
12/31/2017	439,938	78.23	to	71.12	33,788,127	1.50	0.50	to	0.90	7.70	to	7.28
12/31/2016	498,688	72.63	to	66.30	35,589,243	1.51	0.50	to	0.90	17.60	to	17.13
12/28/2006	563,453	61.76	to	56.60	34,224,499	1.48	0.50	to	0.90	(6.42)	to	(6.79)
12/28/2005	615,120	66.00	to	60.72	39,968,700	1.42	0.50	to	0.90	9.38	to	8.95
BlackRock Capital Appreciation
12/31/2018	450,143	251.19	to	215.50	109,546,762	0.30	0.50	to	0.90	1.88	to	1.47
12/31/2017	469,213	246.55	to	212.37	112,193,199	0.28	0.50	to	0.90	32.99	to	32.47
12/31/2016	508,989	185.39	to	160.32	91,592,141	0.23	0.50	to	0.90	(0.10)	to	(0.50)
12/28/2006	566,373	185.58	to	161.12	102,071,591	0.13	0.50	to	0.90	6.73	to	6.31
12/28/2005	602,840	173.87	to	151.56	101,962,115	0.17	0.50	to	0.90	8.39	to	7.96

14

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
BlackRock Equity Dividend V.I. Class I Shares
12/31/2018	184,367	$66.35	to	$60.08	$11,977,436	1.95%	0.50%	to	0.90%	(7.63)%	to	(8.00)%
12/31/2017	205,386	71.83	to	65.30	14,481,364	1.79	0.50	to	0.90	16.16	to	15.70
12/31/2016	213,334	61.83	to	56.44	12,946,395	1.88	0.50	to	0.90	15.82	to	15.36
12/28/2006	185,312	53.39	to	48.92	9,731,465	1.62	0.50	to	0.90	(1.11)	to	(1.50)
12/28/2005	207,214	53.99	to	49.67	11,007,885	1.79	0.50	to	0.90	8.80	to	8.37
BlackRock Global Allocation
12/31/2018	1,349,546	84.02	to	74.00	110,173,073	1.41	0.50	to	0.90	(7.73)	to	(8.10)
12/31/2017	1,509,338	91.07	to	80.53	133,726,007	1.40	0.50	to	0.90	13.49	to	13.04
12/31/2016	1,682,618	80.24	to	71.24	131,550,402	1.59	0.50	to	0.90	3.73	to	3.32
12/28/2006	1,943,430	77.36	to	68.95	146,699,965	1.82	0.50	to	0.90	(1.12)	to	(1.51)
12/28/2005	2,131,731	78.23	to	70.01	162,932,637	2.39	0.50	to	0.90	1.81	to	1.41
BlackRock Global Allocation V.I. Class I Shares
12/31/2018	27,113	50.91	to	45.69	1,345,997	0.96	0.50	to	0.90	(7.80)	to	(8.17)
12/31/2017	28,041	55.21	to	49.75	1,511,750	1.32	0.50	to	0.90	13.29	to	12.85
12/31/2016	29,053	48.73	to	44.09	1,383,866	1.29	0.50	to	0.90	3.60	to	3.19
12/28/2006	30,738	47.04	to	42.73	1,413,444	1.12	0.50	to	0.90	(1.20)	to	(1.60)
12/28/2005	32,379	47.62	to	43.42	1,508,985	2.08	0.50	to	0.90	1.60	to	1.20
BlackRock Government Money Market
12/31/2018	2,251,013	41.95	to	35.99	91,904,670	1.41	0.50	to	0.90	0.90	to	0.49
12/31/2017	1,978,034	41.58	to	35.81	80,250,440	0.44	0.50	to	0.90	(0.05)	to	(0.45)
12/31/2016	2,267,904	41.60	to	35.97	91,986,156	—	0.50	to	0.90	(0.49)	to	(0.89)
12/28/2006	2,297,910	41.80	to	36.29	93,724,813	—	0.50	to	0.90	(0.49)	to	(0.89)
12/28/2005	2,451,879	42.01	to	36.62	100,585,364	—	0.50	to	0.90	(0.49)	to	(0.89)
BlackRock High Yield
12/31/2018	214,247	86.31	to	75.66	17,874,382	5.71	0.50	to	0.90	(2.80)	to	(3.19)
12/31/2017	237,299	88.79	to	78.15	20,376,217	5.61	0.50	to	0.90	7.39	to	6.97
12/31/2016	266,865	82.68	to	73.06	21,377,887	5.67	0.50	to	0.90	13.85	to	13.40
12/28/2006	291,649	72.62	to	64.43	20,547,436	5.51	0.50	to	0.90	(5.10)	to	(5.47)
12/28/2005	336,184	76.52	to	68.16	24,994,305	5.78	0.50	to	0.90	1.37	to	0.97
BlackRock International V.I. Class I Shares
12/31/2018	403,983	21.05	to	19.38	8,356,446	2.67	0.50	to	0.90	(22.22)	to	(22.53)
12/31/2017	377,587	27.07	to	25.02	10,039,603	—	0.50	to	0.90	30.46	to	29.94
12/31/2016	360,884	20.75	to	19.25	7,354,809	1.65	0.50	to	0.90	(0.11)	to	(0.50)
12/28/2006	402,188	20.77	to	19.35	8,222,708	1.07	0.50	to	0.90	(3.24)	to	(3.62)
12/28/2005	424,794	21.47	to	20.08	8,980,158	1.73	0.50	to	0.90	(5.67)	to	(6.04)
BlackRock Large Cap Focus Growth V.I. Class I Shares
12/31/2018	375,915	27.58	to	25.50	10,187,941	—	0.50	to	0.90	2.50	to	2.09
12/31/2017	369,075	26.91	to	24.98	9,766,870	0.04	0.50	to	0.90	28.91	to	28.41
12/31/2016	387,862	20.88	to	19.45	7,976,495	0.59	0.50	to	0.90	7.35	to	6.92
12/28/2006	522,658	19.45	to	18.19	10,038,394	0.61	0.50	to	0.90	2.22	to	1.81
12/28/2005	541,916	19.02	to	17.87	10,188,436	0.58	0.50	to	0.90	13.60	to	13.15
BlackRock Managed Volatility V.I. Class I Shares
12/31/2018	445	45.07	to	41.98	19,697	1.81	0.50	to	0.90	0.52	to	0.11
12/31/2017	451	44.84	to	41.94	19,883	0.15	0.50	to	0.90	4.46	to	4.05
12/31/2016	1,346	42.93	to	40.31	56,871	0.86	0.50	to	0.90	1.20	to	0.80
12/28/2006	1,367	42.42	to	39.99	57,134	—	0.50	to	0.90	(1.06)	to	(1.45)
12/28/2005	1,388	42.87	to	40.57	58,698	—	0.50	to	0.90	1.77	to	1.37
BlackRock S&P 500 Index V.I. Class I Shares
12/31/2018	663,700	43.25	to	39.58	28,106,064	1.03	0.50	to	0.90	(5.09)	to	(5.47)
12/31/2017	651,021	45.57	to	41.87	29,074,997	1.68	0.50	to	0.90	20.90	to	20.42
12/31/2016	671,344	37.69	to	34.77	24,812,333	1.81	0.50	to	0.90	11.04	to	10.60
12/28/2006	689,690	33.94	to	31.44	22,987,016	1.83	0.50	to	0.90	0.55	to	0.15
12/28/2005	735,514	33.76	to	31.39	24,404,199	1.69	0.50	to	0.90	12.73	to	12.29

15

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
BlackRock U.S. Government Bond
12/31/2018	394,876	$97.67	to	$83.79	$37,501,077	2.55%	0.50%	to	0.90%	0.27%	to	(0.13)%
12/31/2017	419,994	97.41	to	83.90	39,851,050	2.25	0.50	to	0.90	1.21	to	0.81
12/31/2016	458,562	96.24	to	83.23	43,008,904	1.89	0.50	to	0.90	1.03	to	0.63
12/28/2006	504,720	95.26	to	82.70	46,855,250	2.10	0.50	to	0.90	0.05	to	(0.34)
12/28/2005	572,997	95.21	to	82.99	53,215,093	2.11	0.50	to	0.90	5.42	to	5.01
Invesco V.I. American Franchise Series I Shares
12/31/2018	146,701	18.89	to	18.39	2,749,768	—	0.50	to	0.90	(4.11)	to	(4.49)
12/31/2017	138,009	19.70	to	19.26	2,701,104	0.08	0.50	to	0.90	26.71	to	26.21
12/31/2016	104,365	15.54	to	15.26	1,612,963	—	0.50	to	0.90	1.76	to	1.36
12/28/2006	109,159	15.28	to	15.05	1,660,046	—	0.50	to	0.90	4.48	to	4.07
12/28/2005	108,449	14.62	to	14.47	1,580,417	0.04	0.50	to	0.90	7.90	to	7.47
Invesco V.I. Core Equity Series I Shares
12/31/2018	149,842	18.93	to	17.99	2,786,068	0.81	0.50	to	0.90	(9.85)	to	(10.21)
12/31/2017	183,836	21.00	to	20.03	3,803,134	1.03	0.50	to	0.90	12.61	to	12.17
12/31/2016	198,208	18.65	to	17.86	3,645,669	0.74	0.50	to	0.90	9.72	to	9.28
12/28/2006	224,969	17.00	to	16.34	3,776,086	1.10	0.50	to	0.90	(6.24)	to	(6.61)
12/28/2005	238,072	18.13	to	17.50	4,267,768	0.87	0.50	to	0.90	7.61	to	7.18
MFS® Growth Initial Class
12/31/2018	219,153	48.83	to	44.69	10,469,888	0.09	0.50	to	0.90	2.16	to	1.75
12/31/2017	197,441	47.80	to	43.92	9,236,277	0.10	0.50	to	0.90	30.75	to	30.24
12/31/2016	201,787	36.56	to	33.72	7,225,353	0.04	0.50	to	0.90	1.93	to	1.53
12/28/2006	208,276	35.86	to	33.21	7,323,357	0.16	0.50	to	0.90	7.02	to	6.60
12/28/2005	206,238	33.51	to	31.16	6,782,346	0.10	0.50	to	0.90	8.40	to	7.97

(1) See footnote 1

*

These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.

**

These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.

16

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

***

These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

17

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

6. Administrative and Mortality and Expense Risk Charges

A daily charge is deducted from the unit values of the subaccounts of the Separate Account for TALIC’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the account and ranges from 0.50% to 0.90%, depending on the death benefit selected. Charges reflected above are those currently assessed and may be subject to change. Contract owners should see their actual policy and any related attachments to determine their specific charges.

In addition to M&E, the following subaccounts are assessed a daily charge for a trust acquisition fee:

Additional Trust
Subaccount	Acquisition Fee Assessed
2019 Trust	0.34%

7. Income Tax

Operations of the Separate Account form a part of TALIC, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TALIC for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TALIC. Under existing federal income tax laws, the income of the Separate Account is not taxable to TALIC, as long as earnings are credited under the variable life contracts.

18

Transamerica Advisors Life Insurance Company

Merrill Lynch Variable Life Separate Account II

Notes to Financial Statements

December 31, 2018

8. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

9. Related Parties

Transamerica Capital, Inc. (“TCI”), a wholesaling broker-dealer, is an affiliated entity of TALIC and an indirect wholly owned subsidiary of AEGON N.V. TCI distributes TALIC’s products through broker-dealers and other financial intermediaries.

No charges other than those disclosed in Footnote 6 are deducted for the service rendered by related parties.

Contract owners may transfer funds between available subaccount options within the Separate Account. These transfers are performed at unit value at the time of the transfer.

10. Subsequent Events (Unaudited)

Effective July 1, 2019, TALIC merged into Transamerica Life Insurance Company (TLIC) and the Separate Account became a segregated investment account of TLIC, an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. There is no anticipated impact to the financial statements or contract holders.

19

PRIME PLAN IV

Prospectus

dated

May 1, 1998

MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II

CROSS REFERENCE TO ITEMS REQUIRED BY FORM      N•8B•2

N•8B•2 ITEM	CAPTION IN PROSPECTUSES

1	Cover Page

2	Cover Page

3	Distribution Agreement and Other Contractual Arrangements

4	Cover Page

5	The Separate Account

6	The Separate Account; Distribution Agreement and Other Contractual Agreements

7	Not Applicable

8	Not Applicable

9	Legal Proceedings

10	Summary of the Policies; Death Benefits; Policy Rights and Obligations; How Policy Benefits Vary to Reflect the Separate Account’s Investment Results; Voting Rights; Appendix B

11	Summary of the Policies; The Separate Account

12	Cover Page; Summary of the Policies; The Separate Account

N•8B•2 ITEM	CAPTION IN PROSPECTUSES

13	Summary of the Policies; The Separate Account; Charges and Expenses; Tax Considerations; Servicing Agent

14	Summary of the Policies

15	Summary of the Policies; Policy Rights and Obligations

16	Summary of the Policies; Policy Rights and Obligations; The Separate Account

17	Death Benefits; Policy Rights and Obligations

18	The Separate Account

19	Servicing Agent

20	Distribution Agreement and Other Contractual Agreements

21	Summary of the Policies; Policy Rights and Obligations

22	Not Applicable

23	Not Applicable

24	Appendix B

25	Summary of the Policies

26	Not Applicable

27	Summary of the Policies; State Regulation

28	Management

29	Summary of the Policies

30	Not Applicable

31	Not Applicable

32	Not Applicable

33	Not Applicable

34	Not Applicable

35	Summary of the Policies

36	Not Applicable

37	Not Applicable

38	Summary of the Policies; Distribution Agreement and Other Contractual Arrangements

N•8B•2 ITEM	CAPTION IN PROSPECTUSES

39	Summary of the Policies; Distribution Agreement and Other Contractual Arrangements

40	Distribution Agreement and other Contractual Arrangements

41	Summary of the Policies; Servicing Agent

42	Not Applicable

43	Not Applicable

44	Summary of the Policies; Death Benefits; Policy Rights and Obligations; Charges and Expenses

45	Not Applicable

46	Summary of the Policies; The Separate Account

47	The Separate Account

48	Distribution Agreement and Other Contractual Arrangements

49	Distribution Agreement and Other Contractual Arrangements

50	Not Applicable

51	Cover Page; Summary of the Policies; Death Benefits

N•8B•2 ITEM	CAPTION IN PROSPECTUSES

52	The Separate Account

53	Tax Considerations

54	Not Applicable

55	Not Applicable

56	Not Applicable

57	Not Applicable

58	Not Applicable

59	Financial Statements

The prospectus dated January 2, 1991 for the Directed Life Scheduled Premium Variable Life Insurance Policies issued by Tandem Insurance Group, Inc., as supplemented by Supplement dated September 9, 1991, Supplement dated October 1, 1991, and Supplement dated June 1, 1996, all of which are contained in the Registrant’s registration statement on Form S•6, File No. 33•43057, filed with the Commission on October 1, 1991, are incorporated herein by this reference.

The prospectus dated May 1, 1993 for the Prime Plan I, Prime Plan II and Prime Plan III Single Premium Variable Life Insurance Policies issued by Merrill Lynch Life Insurance Company, as supplemented by Supplement dated June 1, 1996, all of which are contained in the Registrant’s registration statement on Form S•6, File No. 33•43057, filed with the Commission on April 30, 1993, is incorporated herein by this reference.

SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

This prospectus describes Single Premium Variable Life Insurance Policies (“Policies”) issued by Merrill Lynch Life Insurance Company (the “Insurance Company” or “we” or “us”), a subsidiary of Merrill Lynch & Co., Inc. Policies were issued by Monarch Life Insurance Company (“Monarch”) through 1988 and assumed by Tandem Insurance Group, Inc. (“Tandem”), which was merged into the Insurance Company, as described under “Summary of the Policies: Assumption of Previously Issued Policies and Subsequent Merger.” The Policy is not currently being offered for sale to new purchasers. A Policy is designed to provide lifetime insurance coverage on the insured named in the Policy. A Policy also may be surrendered for its net cash value while the insured is living. The death benefits and cash values under a Policy will vary based on investments made in the Merrill Lynch Life Variable Life Separate Account II (the “Separate Account” or the “Account”). The Insurance Company also has issued Annual Premium and Flexible Premium Variable Life Insurance Policies through the Separate Account which are described in other prospectuses.

An owner of a Policy may allocate the investment base for a Policy among up to 5 of 30 investment divisions in the Separate Account. Some of the investment divisions use their assets to buy shares at net asset value in a designated mutual fund portfolio. Each of these portfolios is a part of the Merrill Lynch Series Fund, Inc. (“Series Fund”) or the Merrill Lynch Variable Series Funds, Inc. (“Variable Series Funds”). The Series Fund and the Variable Series Funds use the investment advisory services of Merrill Lynch Asset Management, L.P. (“MLAM”), which is a wholly owned subsidiary of Merrill Lynch & Co., Inc. The other investment divisions use their assets to purchase units of designated unit investment trusts. Each of these unit investment trusts (collectively the “Trusts”, and individually, a “Trust”) is part of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities. Merrill Lynch,

Pierce, Fenner & Smith Incorporated (“MLPF&S”), a wholly owned subsidiary of Merrill Lynch & Co., Inc., serves as sponsor for each unit investment trust.

Regardless of a Policy’s investment return, the death benefit can never be less than the GUARANTEED INSURANCE AMOUNT. This amount is the Policy’s face amount during the first policy year. Afterwards, the GUARANTEED INSURANCE AMOUNT increases each year by 0.48%.

During the first policy year the death benefit equals the GUARANTEED INSURANCE AMOUNT. Afterwards, the death benefit may increase or decrease on each policy anniversary, depending on a Policy’s investment return, but it will never decrease below the GUARANTEED INSURANCE AMOUNT.

A Policy’s cash value may increase or decrease on any day, depending on a Policy’s investment return. No minimum amount of cash value is guaranteed. In early policy years the cash value may be lower than the single premium accumulated at interest. Therefore, a policy should be purchased only if the owner intends to keep it in effect for a reasonable period of time.

Certain deductions and charges are assessable against the single premium paid under a Policy (see “Charges Deducted from Premium”, page 18). The amount of the charges (“POLICY LOADING”) initially will be added to the investment base of a Policy by the Insurance Company. The total amount of the policy loading will then be subtracted from the Policy’s investment base in equal installments at the beginning of the second through eleventh policy years. During the period of time that any portion of the policy loading is included in the Policy’s investment base, the benefits under the Policy will be greater if the actual rate of return is greater than zero, but will create larger decreases in benefits if the actual rate of return is less than zero (see “Investment Return Adjustment”, page 9).

A Policy may be exchanged for fixed life insurance under certain conditions (see “Right to Exchange for Fixed Life Insurance”, page 12, and “Substitution of Investments”, page 16).

It may not be advantageous to replace existing insurance with a Policy. In addition, employers and employee organizations should consider whether, in light of a Supreme Court decision, it is appropriate to purchase a Policy for any employment • related insurance or benefit program (see “Legal Considerations”, page 23).

If you make certain changes to your contract, including additional payments, it may be treated as a “modified endowment contract” under Federal tax law. If the contract is a modified endowment contract, any loan, capitalized interest, collateral assignment or complete surrender may result in adverse tax consequences and/or penalties. (See “Tax Considerations”, page 20.) This entire prospectus should be read to completely understand the Policies being offered.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE

COMMISSION NOR HAS THE COMMISSION

PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO

THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS MUST BE ACCOMPANIED BY THE CURRENT PROSPECTUSES

FOR THE MERRILL LYNCH SERIES FUND, INC., THE MERRILL LYNCH VARIABLE SERIES FUNDS, INC.

AND THE MERRILL LYNCH FUND OF STRIPPED (“ZERO”) U.S. TREASURY SECURITIES WHICH CONTAIN FULL

DESCRIPTIONS OF THOSE INVESTMENTS.

THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

Issued by:	Administered at:
Merrill Lynch Life Insurance Company Plainsboro, New Jersey 08536	Service Center P.O. Box 9025
Distributed by:	Springfield, Massachusetts
Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) Plainsboro, New Jersey 08536	01102•9025 1414 Main Street, Third Floor Springfield, Massachusetts 01104•1007
Phone: (800) 354•5333

DATE: MAY 1, 1998

PROSPECTUS CONTENTS

Other Important Provisions	50

Financial Statements of Merrill Lynch Life Variable Life Separate Account II	S•1

Financial Statements of Merrill Lynch Life Insurance Company	G•1

THE PRIMARY PURPOSE OF THE POLICY IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED IN THE POLICY. NO CLAIM IS MADE THAT THE POLICIES ARE IN ANY WAY SIMILAR OR COMPARABLE TO AN INVESTMENT IN A MUTUAL FUND.

SUMMARY OF THE POLICY

This section will answer many questions about a Policy.

HOW DOES THIS POLICY DIFFER FROM A TRADITIONAL SINGLE PREMIUM LIFE INSURANCE POLICY?

Like other single premium life insurance policies, a Policy provides a death benefit that is payable to the beneficiary upon the insured’s death.

Unlike a traditional fixed single premium life insurance policy, the owner of a Policy can choose where the investment base for a Policy is to be placed. The choice is among up to any 5 of the investment divisions of the Separate Account. Contractowners may wish to consider diversifying their investment in the contract by allocating investment base to two or more investment divisions. Some of the divisions invest in shares of a designated mutual fund portfolio in the Series Fund, while other divisions invest in shares of a designated mutual fund portfolio of the Merrill Lynch Variable Series Funds. Each portfolio of the Series Fund and the Variable Series Funds is managed by MLAM. The other investment divisions invest in units of a designated unit investment trust in the Trusts. MLPF&S serves as sponsor for each unit investment trust.

Like other life insurance policies, a Policy provides a guaranteed minimum death benefit.

Unlike traditional life insurance policies, the death benefit may increase above a Policy’s guaranteed minimum. There can be no assurance, however, that this will occur. A Policy’s death benefit may increase or decrease on each policy anniversary, depending on the investment return for a Policy. Regardless of investment return, the death benefit can never be less than a Policy’s Guaranteed Insurance Amount.

For any amount of death benefit above the Guaranteed Insurance Amount, the owner bears the investment risk on any change occurring on a policy anniversary. During a policy year, the Insurance Company will bear the investment risk on such amount while the owner forgoes any increase in death benefit until the next policy anniversary if investment results should be favorable. The Insurance Company bears the investment risk for the entire amount of the Guaranteed Insurance Amount, for which the Insurance Company imposes a risk charge (see “Charges Deducted from Premium••Risk Charge”, page 18).

Like other life insurance, the owner can cancel a Policy while the insured is living and receive its net cash value.

Unlike traditional life insurance, a Policy offers the opportunity for appreciation of its net cash value based upon investment results. There can be no assurance that such appreciation will occur. The cash value may increase or decrease on any day, depending on the investment return for a Policy.

The owner bears the investment risk on the cash value, since no minimum amount is guaranteed, whereas in a traditional life insurance policy, cash values are guaranteed as set forth in those policies.

AVAILABILITY. A Policy can be issued to an insured up to age 75. The minimum single premium is $5,000 for age 0 through 19 and $10,000 for ages 20 and over. In certain group or sponsored arrangements, the minimum single premium requirement may be reduced (see “Group or Sponsored Arrangements”, page 18). The Policy is no longer available for new issuance.

11

WHAT IS THE GUARANTEED INSURANCE AMOUNT?

A Policy’s Guaranteed Insurance Amount is its face amount during the first policy year. Afterwards, the Guaranteed Insurance Amount increases each year by 0.48%.

Subject to state availability, the owner can purchase term insurance riders which may be added to a Policy to increase the life insurance protection. The amount of any term insurance will not vary with a Policy’s investment return (see “Single Premium Term Insurance Rider”, page 8).

HOW DOES A POLICY’S DEATH BENEFIT VARY?

The death benefit of a Policy is the Guaranteed Insurance Amount plus the VARIABLE INSURANCE AMOUNT, if positive. The Variable Insurance Amount reflects the accumulation of each policy year’s INVESTMENT RETURN (see “Policy’s Rate of Return and Resultant Investment Return”, page 17). The Variable Insurance Amount is zero during the first policy year. After that, it may be positive or negative as calculated on each policy anniversary.

The change in the Variable Insurance Amount on a policy anniversary will depend, subject to the investment return adjustment described below, upon the relationship of a Policy’s ACTUAL RATE OF RETURN (see “Actual Rate of Return”, page 17), for the policy year ending on the anniversary, to 4.5%, the Policy’s assumed rate of return. The actual rate of return under a Policy reflects, through investment divisions in the Separate Account, increases or decreases in the net asset value of the shares of the Funds plus any distribution made during the policy year on such shares, and increases or decreases in the value of the units of the Trusts. A Policy’s investment return for a policy year is the difference between a Policy’s actual rate of return and 4.5%, multiplied by a Policy’s total investment base (see “The Amount Invested: The Investment Base”, page 16.)

If the actual rate of return exceeds 4.5%, the investment return is positive and the Variable Insurance Amount increases. The increase in the Variable Insurance Amount is an amount of insurance that is purchased by the dollar amount of investment return under a Policy.

An increase in the Variable Insurance Amount on a policy anniversary will not result in an increase in the death benefit if:

•	the Variable Insurance Amount on the previous policy anniversary was negative (and the death benefit equalled the Guaranteed Insurance Amount); and

•	such increase in the Variable Insurance Amount is not sufficient to make the resulting Variable Insurance Amount positive.

If the actual rate of return is less than 4.5%, the investment return is negative and the Variable Insurance Amount decreases. The decrease in the Variable Insurance Amount is an amount of insurance that is canceled on account of the negative investment return under a Policy. If the prior Variable Insurance Amount was negative, such a decrease will make the Variable Insurance Amount more negative. A decrease in the

12

Variable Insurance Amount will not result in a decrease in the death benefit below the Guaranteed Insurance Amount (see “Death Benefits”, page 8).

During the first ten policy years the investment return will be adjusted (“INVESTMENT RETURN ADJUSTMENT”) by the product of (i) a Policy’s actual rate of return for the policy year, and (ii) the amount of the policy loading that has not been recovered as of the beginning of the policy year. The investment return adjustment may be positive or negative depending on whether the actual rate of return is greater than or less than zero. In calculating the investment return adjustment, the Policy’s assumed rate of return is not subtracted from the actual rate of return, as it is in calculating the investment return on the balance of the investment base. This adjustment will be reflected in a change in the Variable Insurance Amount and will have the effect of creating greater increases in the benefits of a Policy if the actual rate of return is greater than zero, but will create larger decreases in benefits if the actual rate of return is less than zero.

Policies issued in the standard class and in the non•smoker class, will provide for increases in the Variable Insurance Amount otherwise calculated on each policy anniversary (see “What Are the Insurance Underwriting Requirements?”, page 7). This will be based upon a formula adjustment for assumed favorable mortality result as the Policy remains in force (see “Death Benefits”, page 8).

HOW IS THE PREMIUM DETERMINED?

In return for insurance benefits and other policy rights, the owner makes a single premium payment. The premium amount depends on a Policy’s face amount and the insured’s sex and insurance age.

The minimum single premium is $5,000 for ages 0 through 19 and $10,000 for ages 20 and over. In certain group or sponsored arrangements, the minimum single premium requirement may be reduced (see “Group or Sponsored Arrangements”, page 18).

HOW DOES THE SEPARATE ACCOUNT OPERATE?

The Variable Life Insurance benefits for the policies are provided through investments made in the Separate Account. The Separate Account is a separate investment account used only to support Variable Life Insurance policies (see “The Separate Account”, page 12). It is not part of the Insurance Company’s general account.

The Separate Account is organized as a unit investment trust and is governed by the laws of the State of Arkansas. There currently are 30 investment divisions within the Separate Account available for new allocations, 10 of which invest in shares of a designated mutual fund portfolio of the Series Fund, 5 of which invest in Class A shares of a designated mutual fund portfolio of the Variable Series Funds (each, a “series” type of mutual fund) and 15 of which invest in units of a designated unit investment trust which is part of the Trusts. An owner of a Policy can allocate the investment base for a Policy among up to 5 of the 30 investment divisions.

13

The daily charge for mortality and expense risks is made against the assets of all divisions in the Separate Account. The charge is equivalent to an effective annual rate of .50% at the beginning of the year (see “Expenses Charged To All Divisions of the Separate Account”, page 18). In addition, a daily asset charge, equivalent to an effective annual rate of .34% at the beginning of the year, currently is made against the assets of the Trusts, which invest in units of a designated unit investment trust which is part of the Trusts. This charge may be increased in the future but in no event will it exceed an effective annual rate of .50% (see “Asset Charge”, page 19).

Currently, the Insurance Company makes no charge against the Separate Account for company Federal income taxes. Under the Insurance Company’s current tax status as a life insurance company, it does not expect to incur Federal income taxes attributable to the Separate Account for a number of years. However, if the Insurance Company incurs company Federal income taxes attributable to the Separate Account in future years, it intends to make a charge for those taxes (see “Charge for the Insurance Company’s Income Taxes”, page 22.)

WHAT IS THE POLICY’S NET PREMIUM?

The Policy’s “net premium” will equal the single premium payable less the policy loading consisting of:

•	A charge for sales load which will not exceed 4% of the single premium (see “Sales Load”, page 18);

•	A charge for administrative expenses (see “Administrative Charge”, page 18);

•	A charge for state premium taxes (see “State Premium Tax Charge”, page 18); and

•	A risk charge (see “Risk Charge”, page 18).

In certain group or sponsored arrangements the charges for sales load and administrative expenses may be reduced (see “Group or Sponsored Arrangements”, page 18).

The net premium is the Policy’s cash value as of the policy date.

14

HOW MUCH OF A POLICY’S PREMIUM IS ALLOCATED TO THE SEPARATE ACCOUNT?

On the policy date, which is either the date of the application (if the premium is received within 5 working days of that date) or the date the premium is received, if later, the Insurance Company allocates to the Separate Account, the sum of the Policy’s net premium and the policy loading. That amount is allocated to the investment division investing in the Money Reserve Portfolio. Subject to the Insurance Company’s rules, a policyholder may choose to allocate the policy premium among the investment division investing in the Money Reserve Portfolio and one of the investment divisions investing in a unit investment trust. The amount allocated equals the Policy’s investment base as of the policy date. After the free look period, the investment base may be allocated among 5 of the investment divisions based on the owner’s instructions.

At the beginning of the second policy year and continuing through the eleventh, the Insurance Company will reduce a Policy’s investment base by 10% of policy loading. Thus, the amount of the policy loading originally deducted from the single premium but added to the initial investment base will be subtracted from a Policy’s investment base in equal installments at the beginning of the second through the eleventh policy years.

WHAT ARE THE DIFFERENT INVESTMENT PORTFOLIOS IN THE SERIES FUND AND THE VARIABLE SERIES FUNDS?

Ten of the investment divisions of the Separate Account will invest only in the shares of designated mutual fund portfolios of the Series Fund. The following portfolios of the Series Fund are currently available:

Money Reserve Portfolio

Intermediate Government Bond Portfolio Long Term Corporate Bond Portfolio Capital Stock Portfolio

Growth Stock Portfolio High Yield Portfolio

Multiple Strategy Portfolio National Resources Portfolio Global Strategy

Portfolio Balanced Portfolio

Five of the investment divisions of the Separate Account will invest only in the Class A shares of designated mutual fund portfolios of the Variable Series Funds. The following portfolios of the Variable Series Funds are currently available:

Basic Value Focus Fund Global Utility Focus Fund

International Equity Focus Fund Developing Capital Markets Focus Fund Special

Value Focus Fund

Both the Series Fund and the Variable Series Funds are managed by Merrill Lynch Asset Management, L.P. (“MLAM”), which is a wholly•owned subsidiary of Merrill Lynch & Co., Inc.

The Series Fund and the Variable Series Funds, and the fees paid by each to MLAM, are briefly described on pages 13 and 14. More detailed information about the Series Fund and the Variable Series Funds can be found in the accompanying prospectuses for the Series Fund and the Variable Series Funds, which should be read together with this prospectus.

WHAT ARE THE DIFFERENT UNIT INVESTMENT TRUSTS OF THE TRUSTS?

15

Certain investment divisions of the Separate Account will invest in units of a designated unit investment trust which is part of the Trusts. Subject to state approval, the Trusts currently available have maturity dates in years 1999 through 2011, 2013 and 2014.

MLPF&S, the sponsor for each unit investment trust, will sell units of the Trusts to the Separate Account. The price of these units will include a transaction charge which will not be paid by the Separate Account upon acquisition but will be paid directly by the Insurance Company to MLPF&S out of the Insurance Company’s general account assets. The amount of the transaction charge paid will be limited by agreement between the Insurance Company and MLPF&S and will not be greater than that ordinarily paid by a dealer for similar securities. The Insurance Company will seek reimbursement for the amounts paid through a daily asset charge which will be made against the assets of the Trusts. The amount of this charge currently is equivalent to an effective annual rate of .34% at the beginning of the year. This amount may be increased in the future but in no event will it exceed an effective annual rate of .50%. The charge will be cost•based (taking into account a loss of interest) with no anticipated element of profit for the Insurance Company.

The value of the Trust units will vary more widely than units of a unit investment trust containing coupon•bearing U.S. treasury securities with comparable maturities. Accordingly, the investment base allocated to the Trusts may show wide fluctuations from day to day, particularly when the period to maturity is relatively long. The Trusts are briefly described on page 15. More detailed information can be found in the accompanying prospectus, which should be read together with this prospectus.

HOW CAN THE OWNER ALLOCATE THE INVESTMENT BASE FOR A POLICY?

After the end of the free look period, the owner can allocate the investment base among up to 5 of the investment divisions of the Separate Account.

Thereafter the owner can change the allocation of the investment base that supports a Policy 5 times each policy year. Allocations to the Trusts depend on state approvals and the availability of units of the Trusts (see “Allocation of Net Premium and Investment Base”, page 10).

IS THE DEATH BENEFIT EXCLUDABLE FROM GROSS INCOME FOR TAX PURPOSES?

The death benefit under a Policy is subject to the same Federal income tax treatment as proceeds of fixed life insurance. Therefore, the death benefit will be fully excludable from the gross income of the beneficiary under Section 101(a)(1) of the Internal Revenue Code (see “Tax Considerations••Policy Proceeds”, page 20).

WHAT IS THE TAX TREATMENT OF CASH VALUE INCREASES?

The cash value under a Policy is subject to the same Federal income tax treatment as cash value under fixed life insurance. Therefore, the owner will not be deemed to be in constructive receipt of the cash values, including any yearly increases, unless and until actual surrender of a Policy. Upon surrender of a Policy for its cash value, the excess, if any, of the cash value over the premium paid in will be treated as ordinary income for Federal income tax purposes (see “Tax Considerations••Policy Proceeds”, page 20.

16

WHAT IS THE LOAN PRIVILEGE?

The owner may borrow up to the loan value of the Policy from the Insurance Company. The Policy may be the only security required for the loan. The owner may repay all or part of the loan at any time while the insured is living.

The interest rate on a loan is 5.25% a year. If interest isn’t paid when due, it will be added to the amount of the loan.

EFFECT OF A LOAN. While a loan is outstanding, a part of the cash value equal to the policy debt is maintained in the Insurance Company’s general account rather than in the Separate Account. The part maintained in the general account is credited with a 4.5% annual net return and does not participate in the investment experience of the Separate Account. Therefore, the death benefit (above the Guaranteed Insurance Amount) and the cash value are permanently affected by a loan, whether or not repaid in whole or in part. The amount of any outstanding policy debt is subtracted from the amount payable on surrender of a Policy and is also subtracted from any death benefit payable (see “Policy Loan”, page 11). Loan interest accrues daily and, IF IT IS NOT PAID EACH YEAR, IT IS CAPITALIZED AND ADDED TO THE OUTSTANDING LOAN AMOUNT. Depending upon investment performance of the investment divisions and the amount borrowed, loans may cause a Policy to lapse. Lapse of a Policy with loans outstanding may result in adverse tax consequences (see “Tax Considerations••Policy Loans and Other Transactions”, page 21). If the policy debt exceeds the cash value, the Insurance Company will terminate the Policy in accordance with the procedure described on page 10.

WHO ARE THE INSURANCE COMPANY AND MLPF&S?

The Insurance Company is a stock life insurance company organized under the laws of the State of Washington in 1986 and redomesticated under the laws of the State of Arkansas in 1991. We are authorized to sell life insurance and annuities in 49 states, Guam, the U.S. Virgin Islands and the District of Columbia. We are authorized to offer variable life insurance in most states.

MLPF&S provides a broad range of securities brokerage and investment banking services in the United States. It provides marketing services for us and is the principal underwriter of our variable life policies issued through the Separate Account. We retain MLPF&S to provide services relating to the policies under a Distribution Agreement.

WHO SELLS THE POLICIES?

The Insurance Company retains MLPF&S under a distribution agreement to act as principal underwriter for the policies issued through the Separate Account. The Insurance Company has companion sales agreements with various insurance agency organizations affiliated with MLPF&S, including ML Life Agency Inc. in Texas, Merrill Lynch Life Agency Ltd. in Mississippi and various Merrill Lynch Life Agencies elsewhere. MLPF&S is registered with the U.S. Securities and Exchange Commission (“SEC”) as a broker•dealer and is a member of the National Association of Securities Dealers.

Under these agreements, applications for the policies are solicited by financial consultants of MLPF&S. The financial consultants are authorized under

17

applicable state regulations to sell variable life insurance as insurance agents. The Policy is not currently being offered for sale to new purchasers.

COMMISSION. The maximum commission as a percentage of a premium payable to qualified registered representatives will, in no event, exceed 3.5%. In addition, the insurance agency organizations described above will also receive override payments and may be reimbursed under MLPF&S’s expense reimbursement allowance program for portions of expenses incurred.

WHAT ARE THE INSURANCE UNDERWRITING REQUIREMENTS?

Insurance underwriting is designed to group applicants of the same age into classifications which can be expected to produce mortality experience consistent with the actuarial structure for that class. The Insurance Company uses the following methods of underwriting: (a) simplified and non•medical underwriting not requiring a physical exam and (b) medical underwriting which requires an exam.

Simplified underwriting is the only method used if the proposed insured’s issue age is 75 or less and if the single premium is less than $75,000. Under this underwriting method, Policies will be issued in the standard•simplified underwriting risk class.

In other situations, non•medical or medical underwriting is used. As a result of these methods of underwriting, the proposed insured may be classified as standard•medical or as non•smoker.

Applicants who do not qualify for the non•smoker or standard underwriting classifications will not have the formula adjustment. All other applicants will receive a formula adjustment (see page 10). In certain group or sponsored arrangements, underwriting classifications may be modified (see “Group or Sponsored Arrangements”, page 18).

ASSUMPTION OF PREVIOUSLY ISSUED POLICIES AND SUBSEQUENT MERGER

On November 14, 1990, Monarch, the Insurance Company and certain other Merrill Lynch insurance companies entered into an indemnity reinsurance and assumption agreement (the “Assumption Agreement”). Under the Assumption Agreement, Tandem, one of the other Merrill Lynch insurance companies, acquired, on an assumption reinsurance basis, certain of the variable life insurance policies issued by Monarch through its Variable Account A, including the Policies (“reinsured policies”) described in this prospectus. On October 1, 1991, Tandem was merged with and into the Insurance Company (the “merger”), which thereby succeeded to all of Tandem’s liabilities and obligations. Thus, the Insurance Company has all the liabilities and obligations under the reinsured policies. All further payments made under the reinsured policies will be made directly to or by the Insurance Company.

If you are the owner of a reinsured policy, you have the same rights and values under your Policy as you did before the reinsurance or merger transaction. However, you will look to the Insurance Company instead of to Monarch or Tandem to fulfill the terms of your Policy. Pursuant to the Assumption Agreement, all of the assets of Monarch’s Variable Account A relating to the reinsured policies were transferred to Tandem and allocated to the Separate Account. By virtue of the merger, the Separate Account became a separate account of the Insurance Company. The assets of the Separate Account are only available to satisfy the Insurance Company’s obligations under the variable life insurance policies issued through the Separate Account. Those assets are not chargeable with liabilities arising out of any other business that Monarch has conducted, and the assets of the Separate Account cannot be reached by Monarch or Monarch’s creditors.

18

DEATH BENEFITS

PROCEEDS. The Insurance Company will pay death benefit proceeds of a Policy to the named beneficiary upon the insured’s death. The proceeds may be paid in cash or under one or more income plans (see “Income Plans”, page 36). When Merrill Lynch Life is first provided reliable notification of the insured’s death by a representative of the owner or the insured, investment base may be transferred to the division investing in the Money Reserve Portfolio, pending payment of death benefit proceeds.

Death benefit proceeds equal the Guaranteed Insurance Amount plus the Variable Insurance Amount, if positive, on the immediately preceding anniversary in the year of death, plus any insurance on the insured’s life provided by rider, less any policy debt (see “Policy Loan”, page 11).Death benefit proceeds (exclusive of amounts due from riders and before reduction by any policy debt) will be at least equal to the face amount of insurance under a single premium variable life insurance policy purchased at the insured’s age at the date of death having a net premium equal to a Policy’s net cash value. For this purpose the face amount purchased will in no event be less than the face amount required under the rules governing the tax definition of life insurance. Thus, under certain circumstances, it is possible that an owner may not forego any increase in death benefit until the next policy anniversary if investment results should be favorable.

All calculations will be made as of the date of death.

SINGLE PREMIUM TERM INSURANCE RIDER. In order to allow the owner of a Policy to increase the amount of insurance protection, subject to state availability, a Policy may be combined with a Single Premium Term Insurance Rider. Insurance under this Rider may be converted to a Single Premium Variable Life Insurance policy without evidence of insurability at any time beginning on the first anniversary of the rider and ending as of the tenth anniversary. The new Single Premium Variable Life Insurance policy will be for a face amount equal to the amount converted and will be at premium rates based on the insured’s age at the time of conversion using the risk classification of the rider.

No portion of the premium for a rider is allocated to the Separate Account and therefore the rider contains no variable feature. The Rider will have guaranteed cash values which will be received upon cancellation of the Rider. The guaranteed cash values of the Rider will be added to the cash value of the Policy in the determination of cash value benefits. The cash value of the Rider will not increase the loan value of the Policy.

VARIABLE INSURANCE AMOUNT. The Variable Insurance Amount a Policy provides is zero during the first policy year. After that, the amount may be positive or negative as calculated on an annual basis.

On each policy anniversary, the Insurance Company will determine the Variable Insurance Amount for the policy year beginning on that anniversary by taking into account:

•	the Variable Insurance Amount (positive or negative) for the preceding policy year; and

•	the Policy’s investment return for the preceding policy year (see “Policy’s Rate of Return and Resultant Investment Return”, page 17); and

•	the investment return adjustment (positive or negative) for the preceding policy year (see “Investment Return Adjustment”, below); and

19

•	the formula adjustment for Policies issued in the standard and non•smoker classes (see “Formula Adjustment”, page 10).

The Variable Insurance Amount changes only on a policy anniversary.

The change in the Variable Insurance Amount on a policy anniversary will depend, subject to the investment return adjustment described below on the relationship of the Policy’s actual rate of return (see “Actual Rate of Return”, page 17) for the policy year ending on the anniversary, to 4.5%, the Policy’s assumed rate of return. If the actual rate of return exceeds 4.5%, the Variable Insurance Amount increases. Subject to the investment return adjustment described below, and the formula adjustment described page 10, if the actual rate of return is less than 4.5%, the Variable Insurance Amount decreases; in the absence of any adjustment the Variable Insurance Amount would not change from one year to the next if a Policy’s actual rate of return equals 4.5%.

If the Variable Insurance Amount is negative at the end of a policy year, the death benefit will equal the Guaranteed Insurance Amount. In that event, the death benefit would increase above the Guaranteed Insurance Amount on the next policy anniversary only if the actual rate of return for such year was sufficiently greater than 4.5% to result in an investment return large enough to offset the negative Variable Insurance Amount in the prior policy year.

The change in the Variable Insurance Amount on a policy anniversary equals the amount of insurance purchased under a Policy or the amount of insurance coverage canceled under a Policy which results from positive or negative investment return, respectively. To calculate the change in the Variable Insurance Amount,

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the Insurance Company uses a net single premium per $1 of paid•up whole life insurance based on the insured’s age at the anniversary. Thus, for example, if the investment return for a female age 65 is $100, positive or negative, the Variable Insurance Amount will increase or decrease by $195 (see table on page 9). Since the dollar amount of a Policy’s investment return depends on the total investment base supporting a Policy (see “The Amount Invested: The Investment Base”, page 16) which will tend to be larger in later years, the increase or decrease in the Variable Insurance Amount will tend to be larger in later years.

It should be noted that as shown in the table below, the net single premium used to calculate the Variable Insurance Amount increases as the insured advances in age and thus larger dollar amounts of investment return are required each year to result in the same increases in the Variable Insurance Amount.

NET SINGLE PREMIUM FOR THE VARIABLE INSURANCE AMOUNT. A Policy includes a table of net single premiums used to convert the investment return for a Policy into increases or decreases in the Variable Insurance Amount. This purchase basis does not depend upon the risk classification of a Policy or any changes in the insured’s health after issue of a Policy. The net single premium will be lower for a Policy issued to a female than for a Policy issued to a male, as shown below. The net single premium is used for the calculation of the Variable Insurance Amount and is not for premium payment purposes.

TABLE OF ILLUSTRATIVE NET

SINGLE PREMIUMS FOR

AVAILABLE INSURANCE

AMOUNT

MALE ATTAINED AGE	NET SINGLE PREMIUM PER $1.00 OF VARIABLE INSURANCE AMOUNT	VARIABLE INSURANCE AMOUNT PURCHASED OR CANCELLED BY $1.00 OF INVESTMENT RETURN

5	$ .08550	$
15	.11834	8.45
25	.16522	6.05
35	.23528	4.25
45	.33460	2.99
55	.45929	2.18
65	.59811	1.67
75	.72817	1.37
85	.83523	1.20

FEMALE AGE
5	$ .07095	$
15	.09683	10.33
25	.13510	7.40
35	.18992	5.27
45	.27165	3.68
55	.38186	2.62

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65	.51413	1.95
75	.65271	1.53
85	.77524	1.29

INVESTMENT RETURN ADJUSTMENT. During the first ten policy years the investment return will be adjusted by the product of (i) a Policy’s actual rate of return for the policy year, and (ii) the amount of the policy loading that has not been recovered as of the beginning of the policy year. Accordingly, this adjustment will be reflected in a change in the Variable Insurance Amount. This investment return adjustment can be positive or negative depending on whether the actual rate of return is greater than or less than zero. Thus, with respect to both the investment return and the change in the Variable Insurance Amount, the dollar amount of change will be increased (positively or negatively) as a result of the investment return adjustment. Thus, the effect of the addition of the policy loading to the investment base is to create greater increases in benefits if the actual rate of return is greater than zero, but to create larger decreases in benefits if the actual rate of return is less than zero. Regardless of the actual rate of return, however, the full amount of the policy loading will be deducted from the investment base over a ten•year period.

FORMULA ADJUSTMENT. For Policies issued in the standard or non•smoker risk classifications the Variable Insurance Amount otherwise calculated on a policy anniversary will be increased to reflect assumed favorable mortality results as

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the Policy remains in force. It will be calculated as follows:

(1)	The total investment base immediately before the anniversary, multiplied by

(2)	the adjustment factor on the anniversary from the table included in a Policy, divided by

(3)	the net single premium based on the insured’s age at the anniversary.

The adjustment factors range between 0 and .0122 and depend on the single premium, issue age, sex, risk classification and policy anniversary.

POLICY RIGHTS AND OBLIGATIONS

PREMIUMS

PREMIUM. Payment of the single premium is required to put a Policy in effect. The minimum single premium is $5,000 for ages 0 through 19 and $10,000 for ages 20 and above. In certain group or sponsored arrangements, the minimum single premium requirement may be reduced (see “Group or Sponsored Arrangements”, page 18).

In setting its premium rates, the Insurance Company considers actuarial estimates of death and cash value benefits, expenses, investment experience and an amount to be contributed to the Insurance Company’s surplus. Also, assets are allocated to the Insurance Company’s general account to accumulate as a reserve to cover the contingency that the insured will die at a time when the Guaranteed Insurance Amount exceeds the death benefit that would have been payable based upon the Policy’s cumulative investment return in the absence of such guarantee.

ALLOCATION OF NET PREMIUM AND INVESTMENT BASE

After the free look period, the owner can designate how the investment base is to be allocated among up to 5 of the investment divisions of the Separate Account. On the policy date the investment base is allocated to the Money Reserve Portfolio.

The owner can change the allocation of the total investment base among the investment divisions 5 times each policy year (see “The Amount Invested: The Investment Base”, page 16, for a full description of the investment base) but not before the end of the free look period. Such change will take effect when notice is received.

The ability of an owner to allocate additional portions of the investment base to the Trusts may be limited by the availability of units of the Trusts.

If any part of the investment base of a Policy is allocated to investment divisions which have specified maturity dates, then as of that maturity date, unless otherwise specified by the owner, the amounts in that division will be allocated to the investment division investing in the Money Reserve Portfolio. The Insurance Company will notify the owner 30 days in advance of the maturity date. To elect an allocation to other than the investment division investing in the Money Reserve Portfolio, the owner must notify the Insurance Company in writing at least 7 days prior to the maturity date.

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CASH VALUE BENEFITS

The owner can cancel a Policy at any time while the insured is living and receive its net cash value. The request must be in writing in a form satisfactory to the Insurance Company. All rights to death benefits will end on the date the written request is sent to the Insurance Company. The net cash value will be determined upon receipt of the written request at the Service Center.

NET CASH VALUE. The cash value increases or decreases daily to reflect a Policy’s investment return (see “Policy’s Rate of Return and Resultant Investment Return”, page 17). The cash value for a Policy at the end of a policy year is equal to the tabular cash value on that date as shown in the Policy plus (or minus) the net single premium on that date for the Variable Insurance Amount. The NET CASH VALUE is the cash value minus any policy debt. The cash value on a date during a policy year, assuming no policy loans during the year, can be expressed as:

(1)	The cash value at the end of the preceding year; plus

(2)	the actual rate of return (positive or negative) for a Policy applied to the investment base, including any unrecovered policy loading, at the beginning of the year; minus

(3)

the charge for the cost of insurance protection (which will vary annually) provided since the end of the preceding year which is computed based upon the amount of insurance provided during the year and the insured’s age and sex on such date.

No minimum amount of cash value is guaranteed.

Except on policy anniversaries after the tenth, the cash value does not equal the investment base (see “How Investment Base Relates to Cash Value”, page 17).

POLICY LOAN

The owner may borrow money from the Insurance Company using a Policy as the only security for the loan. A loan may be taken any time a Policy is in effect. With a proper written request to the Insurance Company, an owner may designate the divisions from which the loan amounts will be transferred and to which repayments will be made. The owner may repay all or part of the loan at any time while the insured is living. The amount of the loan may not exceed the LOAN VALUE. Any existing policy debt will be subtracted from the Policy’s loan value. The smallest loan is $1,000, unless the loan is being used to pay premiums on another Variable Life Insurance policy issued by the Insurance Company. The smallest repayment is $1,000.

LOAN VALUE. The loan value is:

•	75% of the cash value during the first 3 policy years; or

•	90% of the cash value after the first 3 policy years.

INTEREST. The interest rate on loans is 5.25% a year. Interest accrues each day. Interest payments are due at the end of each policy year. IF INTEREST ISN’T PAID WHEN DUE, IT WILL BE ADDED TO THE OUTSTANDING LOAN AMOUNT. The sum of all outstanding loans plus accrued interest is called the POLICY DEBT. Policy debt is considered part of total cash value which is used to calculate gain. If the policy debt exceeds the cash value, the Insurance Company

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will terminate the Policy. The Insurance Company will not do this, however, until 31 days after the Insurance Company mails notice of its intent to terminate. Interest paid on a policy loan is generally not tax deductible. If a Policy lapses with a loan outstanding, adverse tax consequences may result (see “Tax Considerations••Policy Loans and Other Transactions”, page 21).

EFFECT OF A LOAN. An amount equal to the loan proceeds will be transferred out of the Separate Account, and a repayment will be transferred in. Loans and repayments will be allocated among the investment divisions as elected by the owner or, in the absence of any such election, among the investment divisions in proportion to the investment base in each division as of the date of the loan or repayment. A loan, WHETHER OR NOT REPAID, will have a permanent effect on the death benefits and cash values. If not repaid, the policy debt will reduce the amount of death benefit proceeds and cash value benefits.

INCREASE IN GUARANTEED INSURANCE AMOUNT

Subject to state availability and the Insurance Company’s rules as set forth below, an owner may elect to increase the scheduled Guaranteed Insurance Amounts of an in force policy. The Insurance Company will ordinarily require evidence of insurability. The insured must be in the same underwriting classification at the time of the increase as at the original issue date. The election may not be made during the six months (12 months in Kentucky) following the policy date.

Thereafter, the policy•owner may elect an increase up to five times each policy year, but in no event earlier than 30 days after a previous election.

An owner may elect an increase by submitting a payment to the Insurance Company along with an application for change. The minimum payment required is $1,000; the maximum is the amount of the single premium paid for the original Policy.

The payment (net of the charges discussed below) will be added to the Policy’s investment base (see “The Amount Invested: The Investment Base”, page 16) and, unless otherwise specified by the owner, allocated among the investment divisions in proportion to the investment base in each division as of the effective date. The amount of the charges assessable against the payment will initially be added to the investment base. These charges will be the same as those assessed against a single premium (see “Charges Deducted from Premium”, page 18) except that the administrative charge will be reduced to $25. The Insurance Company will subtract these charges from the investment base in ten equal annual installments beginning on the next policy anniversary after the date of the increase.

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The effective date for any increase is the date the Insurance Company receives the single payment and the application with any evidence of insurability that the Insurance Company may require. The Insurance Company may contest the increase if any material statement in the application is false. The Insurance Company will not do so after the increase has been in effect during the insured’s lifetime for two years from the effective date. If the insured commits suicide within two years from the effective date of any increase, while sane or insane, we’ll pay only a limited benefit. The limited benefit will be the amount of single premium paid for such increase.

EFFECT OF AN INCREASE. As of the effective date of the increase, the Guaranteed Insurance Amount of the Policy will be increased by the applicable amount. The investment base will be increased by the total payment made to purchase the increase. The cash value will be increased by the payment less the charges discussed above. The variable insurance amount will remain the same until the next policy anniversary. The calculation of the variable insurance amount as of the policy anniversary will reflect an investment return and an investment return adjustment based on the increased cash value and investment base.

RIGHT TO EXCHANGE FOR FIXED LIFE INSURANCE

The owner may exchange the Policy for a policy with benefits that do not vary with investment results. The exchange must be elected within 18 months from the date of issue. No evidence of insurability will be required.

There will be a cash adjustment on exchange. The adjustment will be a Policy’s net cash value minus the new policy’s tabular cash value. If the result is positive, the Insurance Company will pay the owner. If the result is negative, the owner must pay the Insurance Company. Under some circumstances, it may be less advantageous to exchange a Policy for the fixed life insurance policy described below than to purchase a fixed life insurance policy in the first instance.

The Insurance Company will issue the new policy on the insured’s life effective upon receipt of:

•	a proper written request;

•	the Policy being exchanged; and

•	any amount due the Insurance Company on exchange.

OTHER FACTS ABOUT THE NEW POLICY. The new policy’s owner and beneficiary will be the same as those of the Policy on the effective date of the exchange. The new policy will have the same premium and face amount as the original Policy.

The death benefit under the new policy will be the Guaranteed Insurance Amount for the original Policy. The cash value will be the tabular cash value for the original Policy as set forth therein.

RIGHT TO EXAMINE A POLICY (“FREE LOOK”)

Generally, a policy may be returned within 10 days after the owner receives it, or within 45 days after the owner completes Part I of the application for insurance, whichever is later. It can be mailed or delivered to either the Insurance Company or the registered representative who sold it. The returned Policy will be treated as if the Insurance Company never issued it and the Insurance Company will promptly refund any premium paid. The Insurance Company reserves the right to require a period of 6 months before it will accept an application for a new Policy with the same owner and insured as a policy which has been returned under this provision.

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For a further description of how Policy benefits are calculated, see “How Policy Benefits Vary to Reflect the Separate Account’s Investment Results”, page 16. That description together with the foregoing description of Policy provisions is qualified by reference to a specimen of the Policy which has been filed as an exhibit to the Registration Statement. Settlement options and general provisions of the Policy are discussed in Appendix B.

THE SEPARATE ACCOUNT

THE SEPARATE ACCOUNT

The Separate Account is a separate investment account of the Insurance Company to which amounts are allocated to support the Variable Life Insurance benefits under a Policy. This Separate Account is kept separate from the Insurance Company’s general account. It is used only to support Variable Life Insurance policies, including single, flexible and annual premium policies.

The Insurance Company owns the assets in the Separate Account. It is required to maintain assets which are at least equal to the reserves and other liabilities of the Separate Account. Arkansas insurance law provides that the Separate Account’s assets, to the extent of the reserves and liabilities of the Separate Account, may not be charged with liabilities that arise from any other business the Insurance Company conducts. But the Insurance Company may transfer to its general account assets which exceed the reserves and other liabilities of the Separate Account.

The Separate Account was established by Tandem on November 19, 1990, and acquired by the Insurance Company on October 1, 1991 by virtue of the merger (see “Assumption of Previously Issued Policies and Subsequent Merger”, page 7). The Separate Account is registered as an investment company with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940. The Separate Account meets the definition of a “separate account” under the federal securities laws. Registration with the SEC does not involve supervision of the management of the Separate Account or the Insurance Company by the SEC. The Account is also governed by the laws of the State of Arkansas.

Income and realized and unrealized gains or losses from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses in the Insurance Company’s other investment accounts.

The Insurance Company allocates to the Separate Account the policy loading under the Policies. The Insurance Company may accumulate in the Separate Account the charge for expense and mortality gains and losses and investment results applicable to those assets that are in excess of net assets for Variable Life Insurance policies. At some future date the Insurance Company may transfer assets in excess of the reserves, the unrecovered policy loading and other liabilities of the Separate Account to its general account. Before making any such transfer, however, the Insurance Company would consider whether the transfer could have any adverse effect on the Separate Account.

INVESTMENTS OF THE SEPARATE ACCOUNT

There currently are 30 investment divisions within the Separate Account available for new allocations. Ten of these divisions invest in a designated series of stock issued by the Series Fund, and five of these divisions invest in a designated series of stock issued by the Variable Series Funds. Each series of stock represents the interest in a separate portfolio within the Series Fund or the Variable Series Funds. The other 15 divisions each invest in units of a designated unit investment trust which is part of the Trusts. Each unit investment trust contains issues of stripped U.S. treasury securities with the same maturity

27

date. The availability of these 15 investment divisions depends on the availability of units of the Trusts.

Full descriptions of the Series Fund, the Variable Series Funds and the Trusts, their investment policies and restrictions, their charges and expenses and all other aspects of their operation are contained in the accompanying prospectuses. The prospectuses for the Series Fund, the Variable Series Funds and the Trusts must accompany, and should be read together with, this Prospectus.

The investment objectives and policies of certain of these underlying portfolios may be similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the underlying portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the underlying portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager.

The Series Fund and Variable Series Funds receive advice with respect to the investment of each series from MLAM, which provides administrative services and investment advice and makes all investment decisions for the Series Fund and Variable Series Funds. MLAM is a subsidiary of Merrill Lynch & Co., Inc. MLAM is a registered investment adviser under the Investment Advisors Act of 1940.

MLAM has entered into an agreement with Merrill Lynch Insurance Group, Inc. (“MLIG”), the Insurance Company’s parent, with respect to administration services for the Series Fund and the Variable Series Funds in connection with the Policies and other variable life insurance and variable annuity contracts issued by the Insurance Company. Under this agreement, MLAM pays compensation to MLIG in an amount equal to a portion of the annual gross investment advisory fees paid by the Series Fund and the Variable Series Funds to MLAM attributable to variable contracts issued by the Insurance Company.

The Insurance Company will purchase and redeem shares from the Series Fund and Variable Series Funds at net asset value. Shares will be redeemed to the extent necessary for the Insurance Company to provide benefits and to make reallocations under the Policies. Any dividend or capital gain distributions received from a portfolio will be reinvested at net asset value in shares of that portfolio and retained as assets of the appropriate investment division of the Separate Account.

A brief summary of the investment objectives and certain investment policies of each portfolio is contained in the description below. More detailed information may be found in the current prospectuses for the Series Fund and Variable Series Funds. There can be no assurance that these investment objectives will be achieved. In addition, as mentioned above, a Policy’s investment return will also depend upon the owner’s allocation of the investment base.

THE SERIES FUND

MONEY RESERVE PORTFOLIO seeks to preserve capital, maintain liquidity and achieve the highest possible current income consistent with those objectives by investing in short•term money market securities.

INTERMEDIATE GOVERNMENT BOND PORTFOLIO seeks to obtain the highest level of current income consistent with the protection of capital afforded by investing in intermediate•term debt securities issued or guaranteed by the United States Government or its agencies. The Portfolio will invest in such securities with a maximum

28

maturity of 15 years.

LONG•TERM CORPORATE BOND PORTFOLIO primarily seeks to provide as high a level of current income as is believed to be consistent with prudent investment risk. In addition, the Portfolio seeks the preservation of capital. In seeking to achieve these objectives, under normal circumstances the Portfolio invests at least 80% of the value of its total assets in debt securities that have a rating within the three highest grades of Moody’s Investors Service, Inc. (“Moody’s”) or Standard & Poor’s Rating Group (“Standard & Poor’s”).

CAPITAL STOCK PORTFOLIO seeks long•term growth of capital and income, plus moderate current income. It generally invests in equity securities considered to be of good or improving quality or considered to be undervalued based on criteria such as historical price/ book value and price/earnings ratios.

GROWTH STOCK PORTFOLIO seeks long•term growth of capital by investing in a diversified portfolio of securities, primarily common stocks, of aggressive growth companies that are considered to have special investment value.

HIGH YIELD PORTFOLIO primarily seeks as high a level of current income as is believed to be consistent with prudent management. Secondarily, the Portfolio seeks capital appreciation when consistent with its primary objective. The Portfolio seeks to achieve its investment objective by investing principally in fixed•income securities rated in the lower categories of the established rating services or in unrated securities of comparable quality (including securities commonly known as “junk bonds”).

MULTIPLE STRATEGY PORTFOLIO seeks a high total investment return consistent with prudent risk through a fully managed investment policy utilizing equity securities, intermediate and long•term debt securities and money market securities.

NATURAL RESOURCES PORTFOLIO seeks long•term growth of capital and protection of the purchasing power of shareholders’ capital by investing primarily in equity securities of domestic and foreign companies with substantial natural resource assets.

GLOBAL STRATEGY PORTFOLIO seeks high total investment return by investing primarily in a portfolio of equity and fixed income securities, including convertible securities, of U.S. and foreign issuers.

BALANCED PORTFOLIO seeks a level of current income and a degree of stability of principal not normally available from an investment solely in equity securities and the opportunity for capital appreciation greater than that normally available from an investment solely in debt securities by investing in a balanced portfolio of fixed income and equity securities.

THE VARIABLE SERIES FUNDS

BASIC VALUE FOCUS FUND seeks capital appreciation and, secondarily, income by investing in securities, primarily equities, that management of the Fund believes are undervalued and therefore represent basic investment value. The Fund seeks special opportunities in securities that are selling at a discount, either from book value or historical price•earnings ratios, or seem capable of recovering from temporarily out of favor considerations. Particular emphasis is placed on securities that provide an above•average dividend return and sell at a below•average price/earnings ratio.

29

GLOBAL UTILITY FOCUS FUND seeks both capital appreciation and current income through investment of at least 65% of its total assets in equity and debt securities issued by domestic and foreign companies which are, in the opinion of MLAM, primarily engaged in the ownership or operation of facilities used to generate, transmit or distribute electricity, telecommunications, gas or water.

INTERNATIONAL EQUITY FOCUS FUND seeks capital appreciation and, secondarily, income by investing in a diversified portfolio of equity securities of issuers located in countries other than the United States. Under normal conditions, at least 65% of the Fund’s net assets will be invested in such equity securities and at least 65% of the Fund’s total assets will be invested in the securities of issuers from at least three different foreign countries.

DEVELOPING CAPITAL MARKETS FOCUS FUND seeks long•term capital appreciation by investing in securities, principally equities, of issuers in countries having smaller capital markets. For purposes of its investment objective, the Fund considers countries having smaller capital markets to be all countries other than the four countries having the largest equity market capitalizations.

SPECIAL VALUE FOCUS FUND (FORMERLY THE EQUITY GROWTH FUND) seeks long•term growth of capital by investing in a diversified portfolio of securities, primarily common stocks, of relatively small companies that management of the Variable Series Funds believes have special investment value, and of emerging growth companies regardless of size. Companies are selected by management on the basis of their long•term potential for expanding their size and profitability or for gaining increased market recognition for their securities. Current income is not a factor in the selection of securities.

CERTAIN RISKS OF THE SERIES FUND AND VARIABLE SERIES FUNDS

Investment in lower•rated debt securities, such as those in which the High Yield Portfolio of the Series Fund, and the Developing Capital Markets Focus and International Equity Focus Funds of the Variable Series Funds, expect to invest, entails relatively greater risk of loss of income or principal. The Developing Capital Markets Focus Fund of the Variable Series Funds has established no rating criteria for the debt securities in which it may invest, and will rely on the investment adviser’s judgment in evaluating the creditworthiness of an issuer of such securities. In an effort to minimize risk, these portfolios will diversify holdings among many issuers. However, there can be no assurance that diversification will protect these portfolios from widespread defaults during periods of sustained economic downturn.

In seeking to protect the purchasing power of capital, the Natural Resources Portfolio of the Series Fund reserves the right, when management anticipates significant economic, political, or financial instability, such as high inflationary pressures or upheaval in foreign currency exchange markets, to invest a majority of its assets in companies that explore for, extract, process or deal in gold or in asset•based securities indexed to the value of gold bullion. The Natural Resources Portfolio will not concentrate its investments in such securities until it has been advised that the Policies’ federal tax status will not be adversely affected as a result.

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Investment in these Portfolios entails relatively greater risk of loss of income or principal. In addition, as described in the accompanying prospectus for the portfolios, many portfolios should be considered a long•term investment and a vehicle for diversification, and not as a balanced investment program. It may not be appropriate to allocate all payments and investment base to a single investment division.

RESOLVING MATERIAL CONFLICTS

Shares of the Series Fund and the Variable Series Funds are available for investment by other Merrill Lynch insurance companies and Monarch.

Shares of the Variable Series Funds are sold to separate accounts of the Insurance Company, ML Life Insurance Company of New York, and insurancecompanies not affiliated with the Insurance Company or Merrill Lynch & Co., Inc. to fund benefits under variable life insurance and variable annuity contracts, and may be sold to qualified plans.

It is possible that differences might arise between our Separate Account and one or more of the other separate accounts investing in the Series Fund or the Variable Series Funds. In some cases, it is possible that the differences could be considered “material conflicts.” Such a “material conflict” could also arise due to changes in the law (such as state insurance law or Federal tax law) which affect these different variable life insurance and variable annuity separate accounts. It could also arise by reason of differences in voting instructions from our policyowners and those of the other insurance companies, or for other reasons. We will monitor events so we can identify how to respond to such conflicts. If such a conflict occurs, we may be required to eliminate one or more divisions of the Separate Account which invest in the Series Fund or the Variable Series Funds or substitute a new portfolio in which a division invests. In responding to any conflict, we will take the action which we believe necessary to protect our policyholders, consistent with applicable legal requirements.

THE TRUSTS

MLPF&S will serve as sponsor for each unit investment trust of the Trusts. Because each Trust invests in a fixed portfolio, there is no investment manager. As sponsor, MLPF&S will sell units of the Trusts to the Separate Account. The price of these units will include a transaction charge which will not be paid by the Separate Account upon acquisition but will be paid directly by the Insurance Company to MLPF&S out of the Insurance Company’s general account assets. The amount of the transaction charge paid will be limited by agreement between the Insurance Company and MLPF&S and will not be greater than that ordinarily paid by a dealer for similar securities. The Insurance Company will seek reimbursement for the amounts paid through a daily asset charge which will be made against the assets of investment divisions investing in the Trusts. The amount of this charge currently is equivalent to an effective annual rate of .34% at the beginning of the year. This amount may be increased in the future but in no event will it exceed an effective annual rate of .50%. The charge will be cost•based (taking into account a loss interest) with no anticipated element of profit for the Insurance Company.

Units of Trusts will be disposed of to the extent necessary for the Insurance Company to provide benefits and make reallocations under the Policies. Such units will be sold to MLPF&S, which has committed to maintain a secondary market.

The objective of the Trusts is to provide safety of capital and a high yield to maturity through

31

investment in any of its fixed portfolios consisting primarily of bearer debt; obligations issued by the United States of America that have been stripped of their unmatured interest coupons, coupons stripped from debt obligations of the United States, and receipts and certificates for such stripped debt obligations and coupons. The maturity date of the fixed portfolios purchased by each unit investment trust is set forth below. More detailed information may be found in the current prospectus for the Trusts.

THE 15 TRUSTS

TRUST	MATURITY DATE
1999	February 15, 1999
2000	February 15, 2000
2001	February 15, 2001
2002	February 15, 2002
2003	August 15, 2003
2004	February 15, 200
2005	February 15, 200
2006	February 15, 200
2007	February 15, 200
2008	February 15, 200
2009	February 15, 200
2010	February 15, 201
2011	February 15, 201
2013	February 15, 201
2014	February 15, 201

From time to time we may calculate a targeted rate of return to maturity for an investment division investing in a Trust. Since the U.S. Treasury securities have been stripped of their unmatured interest coupons, they are purchased at a deep discount. If held to maturity, the amount invested will grow to the face value of the securities and, therefore, a compound rate of growth to maturity could be determined for the Trust units. The units, however, are held in divisions of the Separate Account, and the charges described under “Expenses Charged to All Divisions of the Separate Account” and “Expenses Charged to Divisions Investing in the Trusts” must be reflected in the determination of a net return. The net rate of return to maturity thus depends on the compound rate of growth in the units and these underlying charges. It does not reflect the applicable charges for policy loading and the cost of insurance. Since the value of the Trust units will vary daily to reflect the market value of the underlying securities, the compound rate of growth to maturity and, hence, the net rate of return to maturity will correspondingly vary daily.

The value of units of the Trust prior to maturity is more volatile than that of units of a unit investment trust containing unstripped U.S. Treasury securities of comparable maturities and since that value will affect death benefits (subject to Guaranteed Insurance Amount) and cash values under the Policy, those values will fluctuate accordingly.

SUBSTITUTION OF INVESTMENTS

If, in the judgment of the Insurance Company’s management, any of the Series Fund, the Variable Series Funds or unit investment trust portfolios referred to above no longer suits the purposes of the Policies due to a change in the portfolio’s investment objective or restrictions or if the shares or units should no

32

longer be available for investment, the Insurance Company can substitute shares or units of another portfolio or an entirely separate mutual fund or unit investment trust. But the Insurance Company would get prior approval from the SEC, the Arkansas Insurance Department and other regulatory authorities as may be necessary.

The owner may exchange a Policy for a fixed life insurance policy in accordance with state insurance regulations if the Trusts is terminated or if units are no longer available for investment or if one of the Funds:

•	changes its investments adviser; or

•	makes a material change in its investment objectives or restrictions.

The Insurance Company will notify the owner if there is any such change and will describe the terms of the exchange to a fixed life insurance policy at that time. The owner will be able to exchange a Policy within not less than 60 days of receipt of such notice or of the effective date of the change, whichever is later.

HOW POLICY BENEFITS VARY TO REFLECT THE SEPARATE ACCOUNT’S INVESTMENT RESULTS

THE AMOUNT INVESTED: THE INVESTMENT BASE

TOTAL INVESTMENT BASE. The total investment base is the amount that a Policy provides for investment at any time. It is the sum of the amounts invested in each of the investment divisions in the Separate Account. The owner selects the divisions in which to place the total investment base. Each division invests either in a single portfolio of the Series Fund or the Variable Series Funds, e.g., the Money Reserve Portfolio, or in a single unit investment trust of the Trusts, e.g., the unit investment trust investing in securities maturing on February 15, 2002. The total investment base can be allocated among up to 5 of the Separate Account’s investment divisions.

INVESTMENT BASE IN EACH INVESTMENT DIVISION. On the policy date, the investment base is the net premium plus the policy loading. After the free look period the owner may allocate the investment base among up to five of the Separate Account’s investment divisions.

At the beginning of each policy year, the portion of the Policy’s investment base in each division equals the amount of a Policy’s net cash value (see “Cash Value Benefits”, page 10) allocated to that particular division, plus a correspondingly proportionate amount of any unrecovered policy loading (see page 16).

On each date during a policy year the portion of the investment base allocated to any particular division will be adjusted to reflect the investment experience of that division (see “Policy’s Rate of Return and Resultant Investment Return”, below).

HOW INVESTMENT BASE RELATES TO CASH VALUE. The investment base will exceed a Policy’s net cash value on the policy date and during the first ten policy years by the amount of the unrecovered policy loading. During a policy year, there is an additional difference between the investment base and net cash value for all the Policies, because the net cash value reflects a daily adjustment for the

33

cost of insurance protection, while the corresponding adjustment to the investment base is made once at the end of a policy year. Thus, the investment base is not a measure of the net cash value to which the owner is entitled except on policy anniversaries after the tenth.

POLICY LOANS WILL CHANGE CALCULATIONS. A policy loan reduces the total investment base and the investment base in each investment division. On the other hand, repayment of a loan will cause an increase. The Insurance Company will take this into consideration in its calculations (see “Policy Loan”, page 11).

POLICY’S RATE OF RETURN AND RESULTANT INVESTMENT RETURN

The determination of the investment return for a Policy, which is the dollar amount used to buy additional variable insurance (see “Variable Insurance Amount”, page 8), is based upon a Policy’s actual rate of return.

ACTUAL RATE OF RETURN. A Policy’s actual rate of return is determined on each policy anniversary. It reflects the investment experience of each designated investment division during a policy year and the portion of the total investment base under a Policy in each investment division. The investment experience of an investment division is determined at the end of each valuation period. A VALUATION PERIOD is each business day together with any non•business days before it. A BUSINESS DAY is any day the New York Stock Exchange is open for trading and any day in which there is sufficient trading in portfolio securities of the Series Fund, the Variable Series Funds or the Trusts such that the net value of the assets of an investment division might be materially affected.

The investment experience of a division reflects increases or decreases in the net asset value of the underlying shares of the Series Fund, the Variable Series Funds or the value of units of the unit investment trusts and any charges against the assets in each division (see “Expenses Charged to All Divisions of the Separate Account”, page 18). Units of the unit investment trust will be valued at the Sponsor’s repurchase price as defined in the prospectus for The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities. For divisions investing in the Series Fund or the Variable Series Funds, the investment experience also reflects any dividend or capital gains distribution declared by the Series Fund or the Variable Series Funds. The Insurance Company follows a consistent method for periods less than a year.

INVESTMENT RETURN FOR A POLICY. The determination of the investment return for a Policy starts on the first day of each policy year and ends on the first day of the next policy year. The investment return for a policy year is the difference between a Policy’s actual rate of return for the policy year and 4.5% (a Policy’s assumed rate of return), multiplied by the cash value on the first day of the policy year. In addition, during the first 10 policy years, there is an investment return adjustment (see “Investment Return Adjustment”, page 9).

There will be a positive investment return for a policy year if a Policy’s actual rate of return is greater than 4.5%, in which case the Variable Insurance Amount increases. There will be a negative investment return if the actual rate of return is less than 4.5%, in which case the Variable Insurance Amount decreases, subject to the investment return adjustment (see page 9) and the formula adjustment (see page10).

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CHARGES AND EXPENSES

Merrill Lynch Life deducts the charges described below to cover costs and expenses, services provided, and risks assumed under the Policies. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with the particular Policy. For example, the sales load may not fully cover all of the sales and distribution expenses actually incurred by Merrill Lynch Life, and proceeds from other charges, including the mortality and expense risk charge, may be used in part to cover such expenses.

ALLOCATION TO THE SEPARATE ACCOUNT

To support the operations of a Policy, on the policy date the Insurance Company allocates to the Separate Account an amount equal to the sum of the net premium and the policy loading.

CHARGES DEDUCTED FROM PREMIUM

The Policy’s net premium equals the single premium less any additional premium amounts for extra mortality risks (“deductions”) and less the charges listed below. The net premium plus the policy loading (the sum of the charges listed below) is allocated to the Separate Account on the policy date. Thereafter, the policy loading is subtracted from the investment base in equal installments at the beginning of the second through the eleventh policy years.

SALES LOAD. A charge (which may be deemed to be a sales load as defined in the 1940 Act) not to exceed 4% of the single premium. In certain group or sponsored arrangements, the charge for sales load may be reduced (see “Group or Sponsored Arrangements”, below).

ADMINISTRATIVE CHARGE. A charge to cover administrative expenses in connection with issuing a Policy. Such expenses include medical examinations, attending physician’s statements, insurance underwriting costs, and establishing permanent policy records.

The maximum charge for a Policy is $5 for each $1,000 of face amount, but not more than $750 per policy. The charge per $1,000 of face amount is lower at younger ages. The minimum charge per Policy is $125. In certain group or sponsored arrangements, the administrative charge may be reduced (see “Group or Sponsored Arrangements”, below).

STATE PREMIUM TAX CHARGE. 2.25% of the single premium.

RISK CHARGE. 1.5% of the single premium, to cover the contingency that the insureds die at a time when the Guaranteed Insurance Amount exceeds the death benefit which would have been payable in the absence of such a guarantee. This risk charge is allocated to the Insurance Company’s general account and set up as a reserve.

EXPENSES CHARGED TO ALL DIVISIONS OF THE SEPARATE ACCOUNT

CHARGE FOR MORTALITY AND EXPENSE RISKS. The Insurance Company makes a daily charge to the Separate Account for mortality and expense risks assumed by the Insurance Company. The amount of this charge is computed at an effective annual rate of .50% at the beginning of the year.

The mortality risk assumed is that insureds as a group may live for a shorter period of time than estimated and, therefore, a greater amount of death benefits than expected will be payable. The expense risk assumed is

35

that expenses incurred in issuing and administering the Policies will be greater than estimated. If the mortality and expense risk charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, the excess will be added to our profit and may be used to finance distribution expenses.

CHARGES FOR INCOME TAXES. Currently no charge is made to the Separate Account for company Federal income taxes that may be attributable to the Separate Account. However, the Insurance Company may make such a charge in the future.

Charges for other taxes, if any, attributable to the Separate Account may also be made (see “Charge for the Insurance Company’s Income Taxes”, page 22).

CHARGE FOR THE COST OF INSURANCE

The Policies are life insurance policies. Accordingly, a charge for the cost of life insurance is deducted daily in determining the cash value (see “Net Cash Value”, page 10), while it is deducted from the investment base at the end of each policy year. The cost of insurance is computed based upon the amount of insurance provided during the year and the insured’s sex and insurance age.

GROUP OR SPONSORED ARRANGEMENTS

The sales load, the administrative charge, and the minimum premium set forth in this prospectus may be reduced for Policies issued in connection with group or sponsored arrangements. In addition, under such group or sponsored arrangements, underwriting classifications set forth in this prospectus may be modified. A “group arrangement” includes a program under which a trustee, employer or similar entity purchases Policies covering a group of individuals on a group basis. A “sponsored arrangement” includes a program under which an employer permits group solicitation of its employees for the purchase of Policies on an individual basis, often through a voluntary payroll deduction arrangement.

The Insurance Company will reduce these charges in accordance with its rules in effect on the date an application for a Policy is approved. To qualify for such reductions, a group or sponsored arrangement must satisfy certain criteria as to, for example, size and number of years in existence. Generally, the sales contacts and effort, administrative cost, and mortality cost per Policy vary with the size of the group or sponsored arrangement, its stability as indicated by its term of existence and certain characteristics of its members, the purposes for which Policies are purchased, and other factors. The amounts of reductions and the criteria for qualification will reflect the reduced sales effort

36

and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying group and sponsored arrangements.

Under the Insurance Company’s current rules, such reductions will result in a sales load of not less than 0% and not more than 3% of the single premium. The administrative charge will be based on minimums and maximums of no less than $50 and $300, and no more than $100 and $700, respectively. In any given group or sponsored arrangement, depending upon size and type, one or more of the above reductions may apply.

The Insurance Company may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification. In no event, however, will group or sponsored arrangements established for the sole purpose of purchasing Policies, or that have been in existence for less than six months, qualify for such reductions. Reductions in these charges will not be unfairly discriminatory against any person, including the affected owners and all other owners of Policies funded by the Separate Account.

EXPENSES CHARGED TO THE TRUSTS

ASSET CHARGE. The Insurance Company makes a daily asset charge against the assets of each investment division investing in a unit investment trust. This charge is to reimburse the Insurance Company for the transaction charge paid directly by the Insurance Company to MLPF&S on the sale of the units to the Separate Account. The Insurance Company pays these amounts from general account assets. The amount of the asset charge currently is equivalent to an effective annual rate of .34% at the beginning of the year. This amount may be increased in the future but in no event will it exceed an effective annual rate of .50%.

The charge will be cost•based (taking into account a loss of interest) with no anticipated element of profit for the Insurance Company.

GUARANTEE OF CERTAIN CHARGES

The Insurance Company guarantees, and may not increase, the charge for the cost of insurance, the amount of the charge to the Separate Account for mortality and expense risks, and the maximum asset charge to divisions investing in a unit investment trust.

CHARGES TO SERIES FUND ASSETS

The Series Fund incurs operating expenses and pays a monthly advisory fee to MLAM. This fee equals an annual rate of:

•	.50% of the first $250 million of the aggregate average daily net assets of the Series Fund;

•	.45% of the next $50 million of such assets;

•	.40% of the next $100 million of such assets;

•	.35% of the next $400 million of such assets; and

•	.30% of such assets over $800 million.

One or more of the insurance companies investing in the Series Fund has agreed to reimburse the Series Fund so that the ordinary expenses of each portfolio (which include the monthly advisory fee) do not exceed .50% of the portfolio’s average daily net assets. These companies have also agreed to reimburse MLAM for any amounts it pays under the investment advisory agreement, as described below. These reimbursement obligations will remain in effect so long as the advisory agreement remains in effect and cannot be amended or

37

terminated without Series Fund approval.

CHARGES TO VARIABLE SERIES FUNDS ASSETS

The Variable Series Funds incurs operating expenses and pays a monthly advisory fee to MLAM. This fee equals an annual rate of .60% of the average daily net assets of the Basic Value Focus Fund and Global Utility Focus Fund. This fee equals an annual rate of .75%, 1.00%, and .75% of the average daily net assets of the International Equity Focus Fund, the Developing Capital Markets Focus Fund and the Special Value Focus Fund, respectively.

MLAM and Merrill Lynch Life Agency, Inc. have entered into agreements which limit the operating expenses, exclusive of any distribution fees imposed on Class B Common Stock, paid by each Fund in a given year to 1.25% of its average daily net assets. These reimbursement agreements provide that any such expenses in excess of 1.25% of average daily net assets will be reimbursed to the Fund by MLAM which, in turn, will be reimbursed by Merrill Lynch Life Agency, Inc.

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OTHER CHARGES

Certain fees, including the bank trustee’s and evaluator’s fees, will be charged against the unit investment trusts of the Trusts. One interest bearing security will be deposited in each Trust to provide income with which to pay the expenses of the Trust. These fees and expenses are described in the prospectus for the Trusts.

ADMINISTRATIVE

SERVICES

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The Insurance Company and MLIG are parties to a service agreement pursuant to which MLIG has agreed to provide certain data processing, legal, actuarial, management, advertising and other services to the Insurance Company, including services related to the Separate Account and the policies. Expenses incurred by MLIG in relation to this service agreement are reimbursed by the Insurance Company on an allocated cost basis. Charges billed to the Insurance Company by MLIG pursuant to the agreement were $43.0 million for the year ended December 31, 1997.

DISTRIBUTION AGREEMENT AND OTHER CONTRACTUAL ARRANGEMENTS

The Insurance Company retains MLPF&S under a distribution agreement to act as principal underwriter for the Policies described in this prospectus as well as other policies issued through the Separate Account. The Insurance Company has companion sales agreements with various insurance agency organizations affiliated with MLPF&S, including ML Life Agency Inc. in Texas, Merrill Lynch Life Agency Ltd. in Mississippi and various Merrill Lynch Life Agencies elsewhere. MLPF&S also is principal underwriter (distributor) for other registered investment companies, including other separate accounts of the Insurance Company and an affiliated insurance company. It is registered with the SEC as a broker•dealer and is a member of the National Association of Securities Dealers.

Under the distribution and sales agreements, applications for the policies are solicited by financial consultants of MLPF&S. The financial consultants are authorized under applicable state regulations to sell variable life insurance as insurance agents.

The maximum commissions as a percentage of a premium payable to qualified registered representatives will, in no event, exceed 3.5%. In addition, the organizations described above will also receive override payments and may be reimbursed under MLPF&S’s expense reimbursement allowance program for portions of expenses incurred.

The total amounts paid under the distribution and sales agreements for the Separate Account for the years ended December 31, 1997, December 31, 1996, and December 31, 1995, were $273,924, $634,950, and $677,860, respectively.

REINSURANCE. The Insurance Company has reinsured a portion of the risks assumed under the Policies.

TAX CONSIDERATIONS

POLICY PROCEEDS

The Policies should receive the same Federal income tax treatment as fixed life insurance. As such, (a) the death benefit thereunder should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Internal Revenue Code (“Code”) and (b) the policyowner should not be deemed to be in constructive receipt of the cash values, including increments thereof, under a Policy until lapse or actual surrender thereof. The Insurance Company believes that a Policy meets the statutory definition of life insurance and hence will receive the same tax treatment as fixed life insurance.

DIVERSIFICATION. Section 817(h) of the Internal Revenue Code provides that separate account investments (or the investments of a mutual fund, the shares of which are owned by separate accounts of insurance companies) underlying the contract must be “adequately diversified” in accordance with Treasury regulations in order for the contract to qualify as life insurance. The Treasury Department has issued regulations prescribing the

40

diversification requirements in connection with variable contracts. The separate account, through the Series Fund and the Variable Series Funds, intends to comply with these requirements.

The Series Fund and the Variable Series Funds are each obligated to comply with the diversification requirements prescribed by the Treasury Department.

In connection with the issuance of the diversification regulations, the Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which a policyowner’s control of the investments of a separate account may cause the policyowner, rather than the insurance company, to be treated as the owner of the assets in the separate account. If the policyowner is considered the owner of the assets of the Separate Account, income and gains from the account would be included in the policyowner’s gross income.

The ownership rights under this Policy are similar to, but different in certain respects from those described by the IRS in rulings in which it determined that the policyowners were not owners of Separate Account assets. For example, the owner of this Policy has additional flexibility in allocating premiums and cash values. These differences could result in the policyowner being treated as the owner of the assets of the separate account. In addition, the Insurance Company does not know what standards will be set forth in the regulations or rulings which the Treasury has stated it expects to be issued. We therefore reserve the right to modify this Policy as necessary to attempt to prevent the policyowner from being considered the owner of the assets of the separate account.

POLICY LOANS AND OTHER TRANSACTIONS. Federal tax law establishes a class of life insurance policies referred to as modified endowment contracts. A modified endowment contract is any contract which satisfies the definition of life insurance set forth in Section 7702 of the Code but fails to meet the 7•pay test. This test applies a cumulative limit on the amount of premiums that can be paid into a contract each year in the first seven contract years in order to avoid modified endowment contract treatment.

Loans from, as well as collateral assignments of, modified endowment contracts will be treated as distributions to the policyowner. All pre•death distributions (including loans, capitalized interest, collateral assignments and complete surrenders) from these policies will be included in gross income on an income•first basis to the extent of any income in the policy immediately before the distribution.

The law also imposes a 10% penalty tax on pre•death distributions (including loans, capitalized interest, collateral assignments and complete surrenders) from modified endowment contracts to the extent they are included in income, unless such amounts are distributed on or after the taxpayer attains age 59 1/2 because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer’s life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his beneficiary.

These provisions apply to policies entered into on or after June 21, 1988. However, a policy that is not originally classified as a modified endowment contract can become so classified if a “material change” is made in the policy at any time. A material change includes, but is not limited to, a change in the benefits that was not reflected in a prior 7•pay computation. Certain changes made to your Policy may cause it to become subject to these provisions. We believe that these changes include your contractual right to make certain additional premium payments. You may choose not to exercise this right in order to preserve your Policy’s current tax treatment. If you do preserve your Policy’s current tax treatment, policy loans will be considered your indebtedness and no part of a policy loan will constitute income to you. In addition, pre•death distributions will generally not be included in gross income to the extent that the amount received does not exceed your investment in the Policy. However, a lapse of a Policy with an outstanding loan will result in the treatment of the loan cancellation (including the accrued interest) as a distribution under the Policy and may be taxable.

Any policy received in exchange for a modified endowment contract is considered a modified endowment

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contract.

If there is any borrowing against your Policy, whether a modified endowment contract or not, the interest paid on loans generally is not deductible.

AGGREGATION OF MODIFIED ENDOWMENT CONTRACTS. In the case of a pre•death distribution (including loans, capitalized interest, collateral assignments, and complete surrenders) from a policy that is treated as a modified endowment contract, a special “aggregation” requirement may apply for purposes of determining the amount of the “income on the contract.” Specifically, if the Insurance Company or any of its affiliates issue to the same policyowner more than one modified endowment contract during any calendar year, then for purposes of measuring the “income on the contract” with respect to a distribution from any of those contracts, the “income on the contract” for all such contracts will be aggregated and attributed to that distribution.

TAXATION OF SINGLE PREMIUM IMMEDIATE ANNUITY RIDER. If a Single Premium Immediate Annuity Rider (“SPIAR”) is used to make the payments on the Policy, a portion of each payment from the annuity will be includible in income for federal tax purposes when distributed. The amount of taxable income consists of the excess of the payment amount over the exclusion amount. The exclusion amount is defined as the payment amount multiplied by the ratio of the investment in the annuity rider to the total amount expected to be paid by the Insurance Company under the annuity. If payments cease because of death before the investment in the annuity rider has been fully recovered, a deduction is allowed for the unrecovered amount.

Moreover, if the payments continue beyond the time at which the investment in the annuity rider has been fully recovered, the full amount of each payment will be includible in income. If the SPIAR is surrendered before all of the scheduled payments have been made by the Insurance Company, the remaining income in the annuity rider will be taxed just as in the case of life insurance contracts.

Payments under an immediate annuity rider are not subject to the 10% penalty tax that is generally applicable to distributions from annuities made before the recipient attains age 59 1/2.

Other than the tax consequences described above, and assuming that the SPIAR is not subjected to an assignment, gift or pledge, no income will be recognized to the owner or beneficiary.

The SPIAR does not exist independently of a policy. Accordingly, there are tax consequences if a policy with a SPIAR is assigned, transferred by gift or pledged. An owner of a Policy with a SPIAR is advised to consult a tax advisor prior to effecting an assignment, gift, or pledge of the policy.

OTHER TRANSACTIONS. Changing the owner or the insured may have tax consequences. Exchanging a Policy for another involving the same insured(s) will have no tax consequences if there is no debt and no cash or other property is received according to Section 1035(a)(1) of the Code. In addition, exchanging this Policy for more than one policy, or exchanging this Policy and one or more other policies for a single policy, in certain circumstances, may be treated as an exchange under Section 1035, as long as all such policies involve the same insured. An exchange for a new policy or policies may result in a loss of grandfathering status for statutory changes made after the old policy or policies were issued. Changing the insured under a Policy may not be treated as an exchange under Section 1035 but rather as a taxable exchange. A tax advisor should be consulted before effecting any exchange, since even if an exchange is within Section 1035(a), the exchange may have tax consequences other than immediate recognition of income.

In addition, the policy may be used in various arrangements, including non•qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circum

42

stances of each individual arrangement. Therefore, if you are contemplating the use of a policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement.

OTHER TAXES. Federal estate and state and local estate, inheritance and other taxes depend upon your or the beneficiary’s specific situation.

PENSION BUSINESS. In certain HR•10 and corporate pension trust arrangements, the Policies may be used on an individually written basis (see discussion below for applicable tax charges).

OWNERSHIP OF A POLICY BY NON•NATURAL PERSONS. The above discussion of the tax consequences arising from the purchase, ownership and transfer of a Policy has assumed that the owner of the Policy consists of one or more individuals.

Organizations exempt from taxation under Section 501(a) of the Code may be subject to additional or different tax consequences with respect to transactions such as loans. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business should consult a tax advisor regarding possible tax consequences associated with a Policy prior to the acquisition of this Policy and also before entering into any subsequent changes to or transactions under this Policy.

POSSIBLE CHANGES IN TAXATION. Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policies could change by legislation or other means. For instance, the President’s 1999 Budget Proposal recommended legislation that, if enacted, would adversely modify the federal taxation of the Policies. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax advisor should be consulted with respect to legislative developments and their effect on the Policy.

THE INSURANCE COMPANY DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF THE POLICY OR ANY TRANSACTION REGARDING THE POLICY.

THE ABOVE DISCUSSION IS NOT INTENDED AS TAX ADVICE. FOR TAX ADVICE YOU SHOULD CONSULT A COMPETENT TAX ADVISER. ALTHOUGH OUR TAX DISCUSSION IS BASED ON OUR UNDERSTANDING OF FEDERAL INCOME TAX LAWS AS THEY ARE CURRENTLY INTERPRETED, WE CAN’T GUARANTEE THAT THOSE LAWS OR INTERPRETATIONS WILL REMAIN UNCHANGED.

CHARGE FOR THE INSURANCE COMPANY’S INCOME TAXES

The Insurance Company does not expect to incur any Federal income tax liability attributable to the Separate Account for a number of years. Based on these expectations, no charge is being made currently to the Separate Account for company Federal income taxes which may be attributable to the Separate Account.

The Insurance Company will review the question of a charge to the Separate Account for company Federal income taxes periodically. Such a charge may be made in future years for any Federal income taxes incurred by the Insurance Company. This might become necessary if there are changes made in the Federal income tax treatment of variable life insurance at the company level, or if there is a change in the Insurance Company’s tax status. Any such charge would be designed to cover the Federal income taxes attributable to the investment results of the Separate Account.

The Insurance Company anticipates that, if a charge becomes necessary, the amount of such charges, as adjusted from time to time, would be accumulated on a daily basis and transferred out of each investment division and into its general account on a monthly basis. Any investment earnings during the month on any tax

43

charges accumulated in an investment division would be retained by the Insurance Company.

Such tax charges, if they are imposed, would not be made under Policies issued in connection with the pension arrangements described above.

Under current laws, the Insurance Company may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made.

LEGAL CONSIDERATIONS

On July 6, 1983 the Supreme Court held in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employee’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In that case the Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. A recent decision of the United States Court of Appeals for the Second Circuit, SPIRT V. TIAA•CREF, indicates that in other factual circumstances the Title VII prohibition of sex distinct benefits may apply at an earlier date. The Policy offered by this prospectus is based upon actuarial tables which distinguish between men and women and thus the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of NORRIS on any employment•related insurance or benefit program (including the group or sponsored arrangements described on page 18) before purchasing this Policy.

MANAGEMENT

The Insurance Company’s directors and executive officers and their positions with the Insurance Company are as follows:

NAME	POSITION HELD
Anthony J. Vespa	Chairman of the Board, President and Chief Executive Officer
Joseph E. Crowne, Jr.	Director, Senior Vice President, Chief Financial Officer, Chief Actuary, and Treasurer
Barry G. Skolnick	Director, Senior Vice President, General Counsel, and Secretary
David M. Dunford	Director, Senior Vice President and Chief Investment Officer
Gail R. Farkas	Director and Senior Vice President
Robert J. Boucher	Senior Vice President,

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Variable Life Administration

Each director is elected to serve until the next annual meeting of shareholders or until his or her successor is elected and shall have qualified. Each has held various executive positions with insurance company subsidiaries of the Insurance Company’s indirect parent, Merrill Lynch & Co., Inc. The principal positions of the Insurance Company’s directors and executive officers for the past five years are listed below:

Mr. Vespa joined the Insurance Company in January 1994. Since February 1994, he has held the position of Senior Vice President of MLPF&S. From February 1991 to February 1994, he held the position of District Director and First Vice President of MLPF&S.

Mr. Crowne joined the Insurance Company in June 1991.

Mr. Skolnick joined the Insurance Company in November 1990. He joined MLPF&S in July 1984. Since May 1992, he has held the position of Assistant General Counsel of Merrill Lynch & Co., Inc. and First Vice President and Assistant General Counsel of MLPF&S.

Mr. Dunford joined the Insurance Company in July 1990.

Ms. Farkas joined Merrill Lynch Life in August 1995. Prior to August 1995, she held the position of First Vice President and Director of MLPF&S.

Mr. Boucher joined the Insurance Company in May 1992.

No shares of the Insurance Company are owned by any of its officers or directors, as it is a wholly owned subsidiary of MLIG. The officers and directors of the Insurance Company, both individually and as a group, own less than one percent of the outstanding shares of common stock of Merrill Lynch & Co., Inc.

VOTING RIGHTS

RIGHT TO INSTRUCT VOTING OF SHARES OF THE SERIES FUND AND THE VARIABLE SERIES FUNDS

In accordance with its view of present applicable law, the Insurance Company will vote the shares of each of the ten portfolios of the Series Fund and of each of the five available portfolios of the Variable Series Funds (“Funds”) held in the Separate Account at regular and special meetings of the shareholders of such Fund based on instructions received from persons having the voting interest in corresponding investment divisions of the Separate Account. However, if the Investment Company Act of 1940 or any regulations thereunder should be amended or if the present interpretation thereof should change, and as a result the Insurance Company determines that it is permitted to vote the shares of such Funds in its own right, it may elect to do so.

The person having the voting interest under a Policy is the owner. The number of shares held in each investment division attributable to each owner is determined by dividing a Policy’s investment base in that division, if any, by the net asset value of one share in the portfolio of the Fund in which that investment division invests. Fractional votes will be counted.

The number of shares which a person has the right to vote will be determined as of a date to be chosen by

45

the Insurance Company, but not more than 90 days before any meeting of the Funds. Voting instructions will be solicited by written communication at least 14 days before such meeting.

Fund shares held in each investment division for which no timely instructions are received will be voted by the Insurance Company in the same proportion as the voting instructions which are received for all Policies participating in each investment division.

Each owner having a voting interest will receive periodic reports relating to such Funds, proxy material and a form for giving voting instructions.

DISREGARD OF VOTING INSTRUCTIONS

The Insurance Company may, when required by State insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub•classification or investment objectives of the Funds or one or more of its portfolios or to approve or disapprove an investment advisory contract for a portfolio of such Funds. In addition, the Insurance Company itself may disregard voting instructions in favor of changes initiated by an owner in the investment policy or the investment adviser of a portfolio of such Funds if the Insurance Company reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or the Insurance Company determined that the change would have an adverse effect on its general account in that the proposed investment policy for a portfolio may result in overly speculative or unsound investments. In the event the Insurance Company does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next semiannual report to policy owners.

                                                     REPORTS

On each quarterly anniversary of a policy a statement will be sent to the owner setting forth the death benefit, cash value and any policy debt (and interest charged for the preceding policy quarter) as of the first day of such quarter. In addition, the report will indicate the allocation of the investment base among the investment divisions as of the first day of the quarter.

An owner will be sent a semiannual report containing a financial statement for the Separate Account and a list of the portfolio securities of the Series Fund and the Variable Series Funds, as required by the Investment Company Act of 1940.

                                                     STATE

                                               REGULATION

The Insurance Company is subject to regulation and supervision by the Insurance Department of the State of Arkansas (the “Insurance Department”). A detailed financial statement in the prescribed form (the “Annual Statement”) is filed with the Insurance Department each year covering the Insurance Company’s operations for the preceding year and its financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine contract liabilities and reserves so that the Insurance Department may certify that these items are correct. The Insurance Company’s books and accounts are subject to review by the Insurance Department at all times. A full examination of the Insurance Company’s operations is conducted periodically by the Insurance Department and under the auspices of the National Association of Insurance Commissioners. The Insurance Company is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. The Policy has been approved by the Insurance Department of the State of Arkansas and in other jurisdictions.

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YEAR 2000

Many computer systems were designed using only two digits to designate years. These systems may not be able to distinguish the Year 2000 from the Year 1900 (commonly known as the “Year 2000 Problem”). Like other investment companies and financial and business organizations, the Separate Account could be adversely affected if the computer systems used by us or the other service providers do not properly address this problem prior to January 1, 2000. Merrill Lynch & Co., Inc. has established a dedicated group to analyze these issues and to implement any systems modifications necessary to prepare for the Year 2000. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on us. Currently, we do not anticipate that the transition to the 21st century will have any material impact on our ability to continue to service the Policies at current levels. In addition, we have sought assurances from the other service providers that they are taking all necessary steps to ensure that their computer systems will accurately reflect the Year 2000, and we will continue to monitor the situation. At this time, however, no assurance can be given that the other service providers have anticipated every step necessary to avoid any adverse effect on the Separate Account attributable to the Year 2000 Problem.

LEGAL PROCEEDINGS

As an insurance company, we are ordinarily involved in various kinds of routine litigation that in our judgment is not of material importance in relation to our total assets. None of such litigation relates to the Separate Account.

LEGAL MATTERS

The legal validity of the Policies described in the prospectus has been passed on by Barry G. Skolnick, Senior Vice President, General Counsel and Secretary of the Insurance Company.

ADDITIONAL INFORMATION

A Registration Statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and

47

regulations of the SEC. The omitted information may be obtained at the SEC’s principal office in Washington, D.C., upon payment of the SEC’s prescribed fees.

                                                             EXPERTS

The financial statements of the Insurance Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, and of the Separate Account as of December 31, 1997 and for the periods presented, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP’s principal business address is Two World Financial Center, New York, New York 10281•1433.

Actuarial matters included in this prospectus have been examined by Joseph E. Crowne, Jr., F.S.A., Chief Actuary and Chief Financial Officer of the Insurance Company, as stated in his opinion filed as an exhibit to the Registration Statement.

*Financial statements included in the May 1, 1998 Prime Plan IV prospectus have not been re-filed here.

**	Appendix “Illustrations of Death Benefits, Cash Values and Accumulated Premiums” included in the May 1, 1998 Prime Plan IV prospectus has not been re-filed here.

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                                         APPENDIX B••OTHER POLICY

                                                     PROVISIONS

INCOME PLANS

The owner may choose one or more income plans during the insured’s lifetime.

If, at the time of the insured’s death, no plan has been chosen for paying death benefit proceeds, the beneficiary may choose a plan within one year.

The Insurance Company’s approval is needed for any plan where:

•	the person named to receive payments is other than the owner or beneficiary; or

•	the person named is not a natural person, such as a corporation; or

•	any income payment would be less than $25.

ANNUITY PLAN. An amount can be used to purchase a single premium immediate annuity. Annuity purchase rates will be 3.0% less than for new annuitants.

DEPOSIT OPTION. An amount can be left on deposit with the Insurance Company with interest payable at a rate of not less than 3% per year.

INSTALLMENT OPTION, FIXED PERIOD. An amount can be payable in installments for up to 30 years, including interest at 3% per year. Any interest in excess of

49

3% is payable at the end of each installment year.

INSTALLMENT OPTION, FIXED AMOUNT. An amount can be payable in installments until proceeds applied under the option and interest on unpaid balance of not less than 3% per year are exhausted.

LIFE INCOME OPTION, PERIOD CERTAIN. An amount can be payable in monthly installments until later of death of a named person or end of a period which may be either 10 or 20 years. Other designated periods and payment schedules may be available on request.

JOINT LIFE INCOME. An amount can be payable in monthly installments as long as at least one of two named persons is living. Other payment schedules may be available on request. While both are living, installments are at the full amount. When only one is alive, installments of at least 2/3 of the full amount. Under this option, it is possible that only one payment will be made if both named persons die before the second monthly installment is paid or that only two payments will be made if both die before the third payment, and so forth.

OTHER IMPORTANT PROVISIONS

OWNER. The owner of a Policy is the insured unless another owner has been named in the application. If someone else is named as owner, that person has the rights and options described in the Policy.

An owner other than the insured may name a contingent owner. The owner may want to do this in case he or she dies before the insured. The owner’s interest in a Policy would then pass to the contingent owner. If there’s no contingent owner, the owner’s interest would pass to the owner’s estate.

If there is more than one owner, the Insurance Company will treat the owners as joint owners with rights of survivorship unless the ownership designation provides otherwise. The owners must exercise their rights and options jointly, except that any one of the owners may reallocate the policy’s investment base by phone if the owner provides the personal identification number as well as the Policy number. One owner must be designated, in writing, to receive all notices, correspondence and tax reporting to which the owners are entitled under the Policy.

BENEFICIARY. The beneficiary is the person to whom The Insurance Company pays the proceeds upon the insured’s death. The Insurance Company pays the proceeds to the primary beneficiary. If the primary beneficiary has died, the proceeds are paid to any contingent beneficiary. If there is no surviving beneficiary, the Insurance Company pays the proceeds to the insured’s estate.

Two or more persons may be named as primary beneficiaries or contingent beneficiaries. In that case the Insurance Company will assume the proceeds are to be paid in equal shares to the surviving beneficiaries. The owner can specify other than equal shares. The owner can reserve the right to change beneficiaries. If the owner doesn’t reserve this right, the owner and primary beneficiary must act together to exercise the rights and options under a Policy.

INCONTESTABILITY. The Insurance Company relies on the statements made in the application. Legally, they are considered representations, not warranties. The Insurance Company can contest a Policy if any material statement in the application is false and a copy of that application is attached to a Policy.

The Insurance Company won’t contest a Policy after it has been in effect during the insured’s lifetime for

50

two years from the date of issue.

CHANGE OF INSURED. The owner may change a Policy for a new policy on the life of a new insured. The change will be subject to evidence of insurability and will not be available where the new insured is subject to a higher premium charge for extra mortality risk. The owner of the original Policy will be the owner of the new policy and the new policy will have a policy date that is the same as the original. Premium rates for the new policy will be those in effect on the policy date for the new insured’s age and sex at that date and the underwriting class determined at the date of change. The face amount of new policies will be the same as the original. Where a negative Variable Insurance Amount exists, however, the face amount will be reduced and the Variable Insurance Amount for the new policy at the anniversary date immediately prior to or coincident with the change date will be set to zero. The cash value of the new policy will equal the cash value of the original less a charge for administrative expenses incurred by the Insurance Company in making the change. No other adjustments or charges are made at the time of change.

CHANGES TO ATTAINED AGE SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY. Subject to the Insurance Company’s rules and the Insurance Company’s having obtained applicable regulatory approvals, if any, the owner may change this Policy to an Attained Age Single Premium Variable Life Insurance policy at

51

the insured’s then current age and with a policy date equal to the date of change. The change will not be subject to evidence of insurability. The face amount resulting from such a change will be less than the death benefit under this Policy and will equal the face amount of insurance under a Single Premium Variable Life Insurance policy, purchased at the insured’s age at the date of change, having a single premium equal to the Policy’s net cash value less a 1.5% risk charge. The risk charge covers the establishment of a new Guaranteed Insurance Amount and the contingency that the insured die at a time when that Guaranteed Insurance Amount exceeds the death benefit which would have been payable in the absence of such a guarantee. No other charges are imposed at the time of change.

BENEFICIARY INSURANCE PURCHASE. At the death of the insured, the beneficiary of record of a Policy, if the spouse of the insured, may, subject to the Insurance Company’s rules, use all or part of the proceeds of the Policy to purchase a Single Premium Variable Life Insurance policy on the life of the beneficiary. To do so, the proceeds must have been otherwise payable to the beneficiary in a single sum. A satisfactory written request must be received by the Insurance Company within 90 days of the death of the insured and while the beneficiary is still living. Any part of the proceeds not used to buy the new policy will be paid to the beneficiary in a single sum.

The new policy will have an issue date and policy date as of the date the written request is received by the Insurance Company. The policy’s face amount will be based on the standard medical premium rates being used by the Insurance Company as of the policy date for the sex and attained age at the nearest birthday of the beneficiary. The new policy will not have a formula adjustment. The face amount acceptable without evidence of insurability will be limited to the lesser of (i) $1,000,000 and (ii) the single premium applied plus $250,000. The premium for the new policy will be lower than the premium for a similar policy that the beneficiary could purchase from the Insurance Company without the benefit of this provision because no sales load will be charged.

SINGLE PREMIUM IMMEDIATE ANNUITY RIDER (“SPIAR”). Subject to state availability, for an additional premium, the applicant may purchase this rider to provide income for a fixed period. The income will be payable for the period specified in the rider but not less than 5 years nor more than 10 years. If the insured dies prior to the end of this period, the rider value (the present value of the remaining payments) will be payable to the beneficiary. If the rider or the Policy is surrendered prior to the end of the period, the owner may receive the rider value over a period of 5 years. The owner may also elect at any time to apply the rider value to a life income. If the owner changes ownership of the Policy, the Insurance Company will change the owner of the SPIAR to the new owner of the Policy. The rider will have no effect on the loan value of the Policy. The amount paid for this rider will be held in the Insurance Company’s general account and will not affect the variable aspects of the Policy. Pledging, assigning or gifting a Policy with a SPIAR may have tax consequences to the owner (see “Tax Considerations••Policy Proceeds”, page 20).

ERROR IN AGE OR SEX. If an age or sex as stated in the application is wrong, it could mean the premium amount is wrong. Therefore, amounts payable under a Policy will be what the premium actually paid would have bought at the true age or sex.

ISSUE AGE. The Insurance Company determines the issue age based on the insured’s age on the birthday nearest the Policy’s policy date.

SUICIDE. If the insured commits suicide within two years from the date of issue, The Insurance Company will pay only a limited benefit. The limited benefit will be the amount of premium paid for a Policy, minus any policy debt.

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PAYMENTS AND DEFERMENT. Payments of the death benefit, net cash value or loan proceeds will be made within 7 days after receipt at the Service Center of all documents required for such payments.

However, the Insurance Company may defer the determination or payment of such amounts if the effective date for determining such amounts falls within any period during which:

•

The disposal or valuation of the shares of the Series Fund and Variable Series Funds or the units of the Trusts held in the Separate Account is not reasonably practicable because the New York Stock Exchange is closed (other than customary weekend and holiday closings) or conditions are such that, under the SEC’s rules and regulations, trading is restricted or an emergency is deemed to exist; or

•	the SEC by order permits postponement of such actions for the protection of the Insurance Company policyholders.

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PRIME PLAN I-III

Prospectus

dated

May 1, 1993

Rule 497(b) File No. 33-43057
PRIME PLAN IV

ILLEGIBLE

MAY 12 1993	Prospectuses for:

020	● Single Premium Variable Life Insurance Policies Issued by Merrill Lynch Life Insurance Company

● Merrill Lynch Series Fund, Inc.

● The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities, Series A through J

Merrill Lynch Life Variable Life Separate Account II

PROCESSED BY 260 - 260 = I
MAY 20 199X

DISCLOSURE INCORPORATED

SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICIES

This prospectus describes Single Premium Variable Life Insurance Policies (“Policies”) issued by Merrill Lynch Life Insurance Company (the “Insurance Company or “we” or “us”), a subsidiary of Merrill Lynch & Co., Inc. This Prospectus describes four forms of Single Premium Variable Life Insurance Policies issued by Monarch Life Insurance Company through 1988 and assumed by Tandem Insurance Group, Inc., which was merged into the Insurance Company, as described under “Summary of the Policies. Assumption of Previously Issued Policies and Subsequent Merger.” These Policies were marketed under the following names: Prime Plan, Prime Plan II, Prime Plan III and Prime Plan IV. Although in many respects these four forms of Policy are identical, there are certain differences Those differences are noted accordingly in the description of the Policies contained in this Prospectus. A Policy is designed to provide lifetime insurance coverage on the insured named in the Policy. A Policy also may be surrendered for its net cash value while the insured is living. The death benefits and cash values under a Policy will vary based on investments made in the Merrill Lynch Life Variable Life Separate Account II (the “Separate Account” or the “Account”). The Insurance Company also has issued Annual Premium and Flexible Premium Variable Life Insurance Policies through the Separate Account which are described in other prospectuses.

An owner of a Policy may allocate the investment base for a Policy among up to 5 of 29 investment divisions in the Separate Account Some of the investment divisions use their assets to buy shares at net asset value in a designated mutual fund portfolio. Each of these portfolios is a part of the Merrill Lynch Series Fund, Inc. (“Series Fund”). The Series Fund uses the investment advisory services of Merrill Lynch Asset Management, Inc. (“MLAM”), which is a wholly owned subsidiary of Merrill Lynch & Co., Inc. The other investment divisions use their assets to purchase units of designated unit investment trusts. Each of these unit investment trusts (collectively the “Trusts”, and individually, a “Trust”) is part of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly owned subsidiary of Merrill Lynch & Co., Inc., serves as sponsor for each unit investment trust.

Regardless of a Policy’s investment return, the death benefit can never be less than the Guaranteed Insurance Amount. This amount is the Policy’s face amount during the first policy year Afterwards, the Guaranteed Insurance Amount increases each year by 3% for Prime Plan and Prime Plan II, by 1.45% for Prime Plan III and by 0.48% for Prime Plan IV.

During the first policy year the death benefit equals the Guaranteed Insurance Amount. Afterwards, the death benefit may increase or decrease on each policy anniversary, depending on a Policy’s investment return, but it will never decrease below the Guaranteed Insurance Amount.

A Policy’s cash value may increase or decrease on any day, depending on a Policy’s investment return. No minimum amount of cash value is guaranteed. In early policy years the cash value may be lower than the single premium accumulated at interest. Therefore, a policy should be purchased only if the owner intends to keep it in effect for a reasonable period of time.

Certain deductions and charges are assessable against the single premium paid under a Policy before allocation to the Separate Account (see “Charges Deducted from Premium”, page 17). However, for Prime Plan II, Prime Plan III and Prime Plan IV, the amount of the charges (“policy loading”) initially will be added to the investment base of a Policy by the Insurance Company. The total amount of the policy loading will then be subtracted from the Policy’s investment base in equal installments at the beginning of the second through eleventh policy years. During the period of time that any portion of the policy loading is included in the Policy’s investment base, the benefits under the Policy will be greater if the actual rate of return is greater than zero, but will create larger decreases in benefits if the actual rate of return is less than zero (see “Investment Return Adjustment”, page 10).

A Policy may be exchanged for fixed life insurance under certain conditions (see “Right to Exchange for Fixed Life Insurance”, page 12, and “Substitution of Investments”, page 16).

It may not be advantageous to replace existing insurance with a Policy. In addition, employers and employee organizations should consider whether, in light of a Supreme Court decision, it is appropriate to purchase a Policy for any employment-related insurance or benefit program (see “Legal Considerations”, page 22).

If you make certain changes to your contract, including additional payments, it may be treated as a “modified endowment contract” under Federal tax law. If the contract is a modified endowment contract, any loan, partial withdrawal or surrender may result in adverse tax consequences and/or penalties (See “Tax Considerations”, page 20.). This entire prospectus should be read to completely understand the Policies being offered.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE

SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION

PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS MUST BE ACCOMPANIED BY THE CURRENT PROSPECTUSES

FOR THE MERRILL LYNCH SERIES FUND AND THE MERRILL LYNCH FUND OF STRIPPED

(“ZERO”) U.S. TREASURY SECURITIES WHICH CONTAIN FULL

DESCRIPTIONS OF THOSE INVESTMENTS.

THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE

Issued by	Administered at
Merrill Lynch Life Insurance Company	Service Center
Plainsboro, New Jersey 08536	PO Box 9025
Distributed by	Springfield, Massachusetts
Merrill Lynch, Pierce, Fenner & Smith Incorporated	01102-9025
(“MLPF&S”)
Plainsboro, New Jersey 08536
Date: May 1, 1993

PROSPECTUS CONTENTS

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

2

THE PRIMARY PURPOSE OF THE POLICIES IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED IN THE POLICY. NO CLAIM IS MADE THAT THE POLICIES ARE IN ANY WAY SIMILAR OR COMPARABLE TO AN INVESTMENT IN A MUTUAL FUND.

SUMMARY OF THE POLICIES

This section will answer many questions about a Policy.

How Does This Policy Differ from a Traditional Single Premium Life Insurance Policy?

Like other single premium life insurance, a Policy provides a death benefit that is payable to the beneficiary upon the insured’s death.

Unlike a traditional fixed single premium life insurance policy, the owner of a Policy can choose where the investment base for a Policy is to be placed. The choice is among up to any 5 of the investment divisions of the Separate Account. Some of the divisions invest in shares of a designated mutual fund portfolio in the Merrill Lynch Series Fund, Inc. Each portfolio of the Series Fund is managed by Merrill Lynch Asset Management, Inc. The other investment divisions invest in units of a designated unit investment trusts in The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities. MLPF&S serves as sponsor for each unit investment trust.

Like other life insurance, a Policy provides a guaranteed minimum death benefit.

Unlike traditional life insurance, the death benefit may increase above a Policy’s guaranteed minimum. There can be no assurance, however, that this will occur. A Policy’s death benefit may increase or decrease on each policy anniversary, depending on the investment return for a Policy. Regardless of investment return, the death benefit can never be less than a Policy’s Guaranteed Insurance Amount.

For any amount of death benefit above the Guaranteed Insurance Amount, the owner bears the investment risk on any change occurring on a policy anniversary. During a policy year, the Insurance Company will bear the investment risk on such amount while the owner forgoes any increase in death benefit until the next policy anniversary if investment results should be favorable. The Insurance Company bears the investment risk for the entire amount of the Guaranteed Insurance Amount, for which the Insurance Company imposes a risk charge (see “Charges Deducted from Premium—Risk Charge”, page 18)

Like other life insurance, the owner can cancel a Policy while the insured is living and receive its net cash value.

Unlike traditional life insurance, a Policy offers the opportunity for appreciation of its net cash value based upon investment results. There can be no assurance that such appreciation will occur. The cash value may increase or decrease on any day, depending on the investment return for a Policy.

The owner bears the investment risk on the cash value, since no minimum amount is guaranteed, whereas in a traditional life insurance policy, cash values are guaranteed as set forth in those policies.

Availability.        A Policy can be issued to an insured up to age 75. The minimum single premium for Prime Plan, Prime Plan II and Prime Plan III is $5,000 for age 0 through 14 and $10,000 for ages 15 and over. The minimum single premium for Prime Plan IV is $5,000 for age 0 through 19 and $10,000 for ages 20 and over. In certain group or sponsored arrangements, the minimum single premium requirement may be reduced (see “Group or Sponsored Arrangements”, page 19). The Policy is no longer available for new issuance.

What is the Guaranteed Insurance Amount?

A Policy’s Guaranteed Insurance Amount is its face amount during the first policy year. Afterwards, the Guaranteed Insurance Amount increases each year by 3% for Prime Plan and Prime Plan II, by 1.45% for Prime Plan III and by 0.48% for Prime Plan IV.

Subject to state availability, the owner of a Prime Plan III or Prime Plan IV Policy can purchase term insurance riders which may be added to a Policy to increase the life insurance protection. The amount of any term insurance will not vary with a Policy’s investment return (see “Single Premium Term Insurance Rider”, page 8).

How Does a Policy’s Death Benefit Vary?

The death benefit of a Policy is the Guaranteed Insurance Amount plus the Variable Insurance Amount, if positive. The Variable Insurance Amount reflects the accumulation of each policy year’s investment return (see “Policy’s Rate of Return and Resultant Investment Return”, page 17). The Variable Insurance Amount is zero during the first policy year. After that, it may be positive or negative as calculated on each policy anniversary.

The change in the Variable Insurance Amount on a policy anniversary will depend, subject to the investment return adjustment described below, upon the relationship of a Policy’s actual rate of return (see “Actual Rate of Return”, page 17), for the policy year ending on the anniversary, to 4.5%, the Policy’s assumed rate of return. The actual rate of return under a Policy reflects, through

3

investment divisions in the Separate Account, increases or decreases in the net asset value of the Series Fund shares plus any distribution made during the policy year on such shares, and increases or decreases in the value of the units of the Trusts. A Policy’s investment return for a policy year is the difference between a Policy’s actual rate of return and 4.5%, multiplied by a Policy’s total investment base (see “The Amount Invested: The Investment Base”, page 16).

If the actual rate of return exceeds 4.5%, the investment return is positive and the Variable Insurance Amount increases. The increase in the Variable Insurance Amount is an amount of insurance that is purchased by the dollar amount of investment return under a Policy.

An increase in the variable Insurance Amount on a policy anniversary will not result in an increase in the death benefit if

•	the Variable Insurance Amount on the previous policy anniversary was negative (and the death benefit equalled the Guaranteed Insurance Amount), and

•	such increase in the Variable Insurance Amount is not sufficient to make the resulting Variable Insurance Amount positive

If the actual rate of return is less than 4.5%, the investment return is negative and the Variable Insurance Amount decreases. The decrease in the Variable Insurance Amount is an amount of insurance that is canceled on account of the negative investment return under a Policy. If the prior Variable Insurance Amount was negative, such a decrease will make the Variable Insurance Amount more negative A decrease in the Variable Insurance Amount will not result in a decrease in the death benefit below the Guaranteed Insurance Amount (see “Death Benefits”, page 7).

During the first ten policy years the investment return will be adjusted (“investment return adjustment”) for Prime Plan II, Prime Plan III and Prime Plan IV by the product of (i) a Policy’s actual rate of return for the policy year, and (ii) the amount of the policy loading that has not been recovered as of the beginning of the policy year. The investment return adjustment may be positive or negative depending on whether the actual rate of return is greater than or less than zero In calculating the investment return adjustment, the Policy’s assumed rate of return is not subtracted from the actual rate of return, as it is in calculating the investment return on the balance of the investment base This adjustment will be reflected in a change in the Variable Insurance Amount and will have the effect of creating greater increases in the benefits of a Policy if the actual rate of return is greater than zero, but will create larger decreases in benefits if the actual rate of return is less than zero.

Policies issued in the standard class, and for Prime Plan III and Prime Plan IV, in the non-smoker class, will provide for increases in the Variable Insurance Amount otherwise calculated on each policy anniversary (see “What Are the Insurance Underwriting Requirements?”, page 7). This will be based upon a formula adjustment for assumed favorable mortality result as the Policy remains in force (see “Death Benefits”, page 7).

How Is The Premium Determined?

In return for insurance benefits and other policy rights, the owner makes a single premium payment The premium amount depends on a Policy’s face amount and the insured’s sex and insurance age.

Under Prime Plan, Prime Plan II and Prime Plan III the minimum single premium is $5,000 for ages 0 through 14 and

$10,000 for ages 15 and over. Under Prime Plan IV the minimum single premium is $5,000 for ages 0 through 19 and $10,000 for ages 20 and over. In certain group or sponsored arrangements, the minimum single premium requirement may be reduced (see “Group or Sponsored Arrangements”, page 19).

How Does The Separate Account Operate?

The Variable Life Insurance benefits for the policies are provided through investments made in the Separate Account. The Separate Account is a separate investment account used only to support Variable Life Insurance policies (see “The Separate Account”, page 14). It is not part of the Insurance Company’s general account.

The Separate Account is organized as a unit investment trust and is governed by the laws of the State of Arkansas. There currently are 29 investment divisions within the Separate Account available for new allocations, 10 of which invest in shares of a designated mutual fund portfolio of the Series Fund (a “series” type of mutual fund) and 19 of which invest in units of a designated unit investment trust which is part of the Trusts. An owner of a Policy can allocate the investment base for a Policy among up to 5 of the 29 investment divisions.

The daily charge for mortality and expense risks is made against the assets of all divisions in the Separate Account. The charge is equivalent to an effective annual rate of .50% at the beginning of the year (see “Expenses Charged To All Divisions of the Separate Account”, page 18) In addition, a daily asset charge, equivalent to an effective annual rate of ..34% at the beginning of the year, currently is made against the assets of the Trusts, which invest in units of a designated unit investment trust which is part of the Trusts This charge may be increased in the future but in no event will it exceed an effective annual rate of .50% (see “Asset Charge”, page 19).

Currently, the Insurance Company makes no charge against the Separate Account for company Federal income taxes Under the Insurance Company’s current tax status as a life insurance company, it does not expect to incur Federal income taxes attributable to the Separate Account for a number of years However, if the Insurance

4

Company incurs company Federal income taxes attributable to the Separate Account in future years, it intends to make a charge for those taxes (see “Charge for the Insurance Company’s Income Taxes”, page 21 ).

What Is the Policy’s Net Premium?

The Policy’s “net premium” will equal the single premium payable less the policy loading consisting of.

•	A charge for sales load which will not exceed 4% of the single premium (see “Sales Load”, page 18),

•	A charge for administrative expenses (see “Administrative Charge”, page 18),

•	A charge for state premium taxes (see “State Premium Tax Charge”, page 18), and

•	A risk charge (see “Risk Charge”, page 18)

In certain group or sponsored arrangements the charges for sales load and administrative expenses may be reduced (see “Group or Sponsored Arrangements”, page 19).

The net premium is the Policy’s cash value as of the Policy date.

How Much of a Policy’s Premium Is Allocated to the Separate Account?

On the policy date, which is either the date of the application (if the premium is received within 5 working days of that date) or the date the premium is received, if later, the Insurance Company allocates to the Separate Account, the sum of the Policy’s net premium and for Prime Plan II. Prime Plan III and Prime Plan IV, the policy loading. That amount is allocated to the investment division investing in the Money Reserve Portfolio Under Prime Plan III and Prime Plan IV, subject to the Insurance Company’s rules, a policyholder may choose to allocate the policy premium among the investment division investing in the Money Reserve Portfolio and one of the investment divisions investing in a unit investment trust The amount allocated equals the Policy’s investment base as of the policy date After the free look period, the investment base may be allocated among 5 of the investment divisions based on the owner’s instructions.

Under Prime Plan II. Prime Plan III and Prime Plan IV, at the beginning of the second policy year and continuing through the eleventh, the Insurance Company will Reduce a Policy’s investment base by 10% of policy loading Thus the amount of the policy loading originally deducted from the single premium but added to the initial investment base will be subtracted from a Policy’s investment base in equal installments at the beginning of the second through the eleventh policy years. Under Prime Plan, the policy load is deducted on the policy date

What Are the Different Investment Portfolios in the Merrill Lynch Series Fund, Inc.?

Ten of the investment divisions of the Separate Account will invest only in the shares of a designated mutual fund portfolio of the Merrill Lynch Series Fund, Inc. (the “Series Fund”). The following portfolios of the Series Fund are currently available.

Money Reserve Portfolio

Intermediate Government Bond Portfolio

Long Term Corporate Bond Portfolio

Capital Stock Portfolio

Growth Stock Portfolio

High Yield Portfolio

Multiple Strategy Portfolio

National Resources Portfolio

Global Strategy Portfolio

Balanced Portfolio

The Series Fund is managed by Merrill Lynch Asset Management, Inc (“MLAM”), which is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. MLAM receives a monthly fee from the Series Fund equivalent to an annual rate of 50% of the first $250 million of the aggregate average daily net assets of the Fund, 45% of the next $50 million, 40% of     the next $100 million, .35% of the next $400 million and .30% of the excess over $800 million. MLAM has agreed that if in any year the aggregate ordinary expense (excluding interest, taxes, brokerage fees, commissions and extraordinary charges) of any portfolio of the Series Fund exceeds the expense limitations then in effect under any state securities law or regulation, it will reduce its fee from such portfolio by such excess and, if required under such laws or regulations, it will reimburse the Series Fund in the amount of such excess Pursuant to a Reimbursement Agreement, the Series Fund will be reimbursed so that the ordinary operating expenses of the portfolios (which includes the monthly advisory fee do not exceed .50% of the average daily net assets.

The Series Fund is briefly described on pages 14-15. More detailed information about the Series Fund can be found in the accompanying prospectus for the Series Fund, which should be read together with this prospectus.

What Are the Different Unit Investment Trusts of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities?

Certain investment divisions of the Separate Account will invest in units of a designated unit investment trust which is part of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities (the “Trusts”) Subject to state approval, the Trusts currently available have maturity dates in years 1993 through 2003. 2005 through 2011 and 2013.

Merrill Lynch, Pierce, Tenner & Smith Incorporated, a subsidiary of Merrill Lynch & Co., will serve as sponsor for

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each unit investment trust. As sponsor, MLPF&S will sell units of the Trusts to the Separate Account The price of these units will include a transaction charge which will not be paid by the Separate Account upon acquisition but will be paid directly by the Insurance Company to MLPF&S out of the Insurance Company’s general account assets The amount of the transaction charge paid will be limited by agreement between the Insurance Company and MLPF&S and will not be greater than that ordinarily paid by a dealer for similar securities The Insurance Company will seek reimbursement for the amounts paid through a daily asset charge which will be made against the assets of the Trusts The amount of this charge currently is equivalent to an effective annual rate of 34% at the beginning of the year This amount may be increased in the future but in no event will it exceed an effective annual rate of .50% The charge will be cost- based (taking into account a loss of interest) with no anticipated element of profit for the Insurance Company.

The value of the Trust units will vary more widely than units of a unit investment trust containing coupon-bearing U.S. treasury securities with comparable maturities. Accordingly, the investment base allocated to the Trusts may show wide fluctuations from day to day, particularly when the period to maturity is relatively long The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities is briefly described on pages 15-16 More detailed information can be found in the accompanying prospectus, which should be read together with this prospectus.

How Can the Owner Allocate the Investment Base for a Policy?

After the end of the free look period, the owner can allocate the investment base among up to 5 of the investment divisions of the Separate Account. Thereafter the owner can change the allocation of the investment base that supports a Policy 5 times each policy year Allocation to the Trusts depend on state availability and the availability of units of the Trusts (see “Allocation of Net Premium and Investment Base”, page 10).

Is the Death Benefit Excludable from Gross Income for Tax Purposes?

The death benefit under a Policy is subject to the same Federal income tax treatment as proceeds of fixed life insurance Therefore, the death benefit will be fully excludable from the gross income of the beneficiary under Section 101(a)(1) of the Internal Revenue Code (see “Tax Considerations—Policy Proceeds , page 20).

What Is the Tax Treatment of Cash Value Increases?

The cash value under a Policy is subject to the same Federal income tax treatment as a cash value under fixed life insurance Therefore, the owner will not be deemed to be in constructive receipt of the cash values, including any yearly increases, unless and until actual surrender of a Policy. Upon surrender of a Policy for its cash value, the excess, if any, of the cash value over the premium paid in will be treated as ordinary income for Federal income tax purposes (see “Tax Considerations—Policy Proceeds”, page 20).

What Is the Loan Privilege?

The owner may borrow up to the loan value of the Policy from the Insurance Company. The Policy may be the only security required for the loan The owner may repay all or part of the loan at any time while the insured is living.

The interest rate on a loan is 5.25% a year If interest isn’t paid when due, it will be added to the amount of the loan.

Effect of a Loan. While a loan is outstanding, a part of the cash value equal to the policy debt is maintained in the Insurance Company’s general account rather than in the Separate Account. The part maintained in the general account is credited with a 45% annual net return and does not add to a Policy’s investment return Therefore, the death benefit (above the Guaranteed Insurance Amount) and the cash value are permanently affected by a loan, whether or not repaid in whole or in part The amount of any outstanding policy debt is subtracted from the death benefit or cash value upon settlement (see “Policy Loan”, page 11). If the policy debt exceeds the cash value, the Insurance Company will terminate the Policy in accordance with the procedure described on page 11.

Who Are the Insurance Company and MLPF&S?

The Insurance Company is a stock life insurance company organized under the laws of the State of Washington in 1986 and redomesticated under the laws of the State of Arkansas in 1991. We are an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. We are authorized to sell life insurance and annuities in 49 states, Guam, the U.S. Virgin Islands and the District of Columbia We are authorized to offer variable life insurance in various states.

MLPF&S is also a wholly owned subsidiary of Merrill Lynch & Co. Inc and provides a broad range of securities brokerage and investment banking services in the United States It provides marketing services for us and is the principal underwriter of our variable life policies issued through the Separate Account We retain MLPF&S to provide services relating to the policies under a Distribution Agreement.

Who Sells the Policies?

The Insurance Company retains MLPF&S under a distribution agreement to act as principal underwriter for the policies issued through the Separate Account The Insurance Company has companion sales agreements

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with various insurance agency organizations affiliated with MLPF&S, including ML Life Agency Inc. in Texas, Merrill Lynch Life Agency Ltd. in Mississippi and various Merrill Lynch Life Agencies elsewhere. MLPF&S is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers.

Under these agreements, applications for the policies are solicited by financial consultants of MLPF&S. The financial consultants are authorized under applicable state regulations to sell variable life insurance as insurance agents.

Commission. The maximum commission as a percentage of a premium payable to qualified registered representatives will, in no event, exceed 35% In addition, the organizations described above will also receive override payments and may be reimbursed under MLPF&S’s expense reimbursement allowance program for portions of expenses incurred

What Are the Insurance Underwriting Requirements?

Insurance underwriting is designed to group applicants of the same age into classifications which can be expected to produce mortality experience consistent with the actuarial structure for that class. The Insurance Company uses the following methods of underwriting (a) simplified and non-medical underwriting not requiring a physical exam and (b) medical underwriting which requires an exam.

Simplified underwriting is the only method used if the proposed insured’s issue age is 75 or less and if the single premium is less than $75,000 Under this underwriting method. Policies will be issued in the standard-simplified underwriting risk class.

In other situations, non-medical or medical underwriting is used As a result of these methods of underwriting, the proposed insured may be classified as standard-medical or, for Prime Plan III and Prime Plan IV, as non-smoker.

Applicants who do not qualify for the non-smoker or standard underwriting classifications will not have the formula adjustment All other applicants will receive a formula adjustment (see page 10). In certain group or sponsored arrangements, underwriting classifications may be modified (see “Group or Sponsored Arrangements”, page 19).

Assumption of Previously Issued Policies and Subsequent Merger

On November 14, 1990, Monarch Life Insurance Company (“Monarch”), the Insurance Company and certain other Merrill Lynch insurance companies entered into an indemnity reinsurance and assumption agreement (the “Assumption Agreement”). Under the Assumption Agreement, Tandem Insurance Group, Inc. (“Tandem”), one of the other Merrill Lynch insurance companies, acquired, on an assumption reinsurance basis, certain of the variable life insurance policies issued by Monarch through its Variable Account A, including the Policies (“reinsured policies”) described in this prospectus. On October 1, 1991, Tandem was merged with and into the Insurance Company (the “merger”), which thereby succeeded to all of Tandem’s liabilities and obligations. Thus, the Insurance Company has all the liabilities and obligations under the reinsured policies All further payments made under the reinsured policies will be made directly to or by the Insurance Company.

If you are the owner of a reinsured policy, you have the same rights and values under your Policy as you did before the reinsurance or merger transaction. However, you will look to the Insurance Company instead of to Monarch or Tandem to fulfill the terms of your Policy. Pursuant to the Assumption Agreement, all of the assets of Monarch’s Variable Account A relating to the reinsured policies were transferred to Tandem and allocated to the Separate Account. By virtue of the merger, the Separate Account became a separate account of the Insurance Company. The assets of the Separate Account are only available to satisfy the Insurance Company’s obligations under the variable life insurance policies issued through the Separate Account. Those assets are not chargeable with liabilitie arising out of any other business that Monarch has conducted, and the assets of the Separate Account cannot be reached by Monarch or Monarch’s creditors.

DEATH BENEFITS

Proceeds. The Insurance Company will pay death benefit proceeds of a Policy to the named beneficiary upon the insured’s death The proceeds may be paid in cash or under one or more income plans (see “Income Plans”, page 58).

Death benefit proceeds equal the Guaranteed Insurance Amount plus the Variable Insurance Amount, if positive, on the immediately preceding anniversary in the year of death, plus any insurance on the insured’s life provided by rider, less any policy debt (see “Policy Loan”, page 11).

Death benefit proceeds (exclusive of amounts due from riders and before reduction by any policy debt) will be at least equal to the face amount of insurance under a single premium variable life insurance policy purchased at the insured’s age at the date of death having a net premium equal to a Policy’s net cash value For this purpose the face amount purchased will in no event be less than the face amount required under the rules governing the tax definition of life insurance Thus, under certain circumstances, it is possible that an owner may not forego any increase in death benefit until the next policy anniversary if investment results should be favorable.

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All calculations will be made as of the date of death.

Single Premium Term Insurance Rider. (Available only to Prime Plan III and Prime Plan IV Policyholders). In order to allow the owner of a Policy to increase the amount of insurance protection, subject to state availability, a Policy may be combined with a Single Premium Term Insurance Rider Insurance under this Rider may be converted to a Single Premium Variable Life Insurance policy without evidence of insurability at any time beginning on the first anniversary of the rider and ending as of the tenth anniversary. The new Single Premium Variable Life Insurance policy will be for a face amount equal to the amount converted and will be at premium rates based on the insured’s age at the time of conversion using the risk classification of the rider.

No portion of the premium for a rider is allocated to the Separate Account and therefore the rider contains no variable feature. The Rider will have guaranteed cash values which will be received upon cancellation of the Rider The guaranteed cash values of the Rider will be added to the cash value of the Policy in the determination of cash value benefits. The cash value of the Rider will not increase the loan value of the Policy.

Variable Insurance Amount. The Variable Insurance Amount a Policy provides is zero during the first policy year After that, the amount may be positive or negative as calculated on an annual basis.

On each policy anniversary, the Insurance Company will determine the Variable Insurance Amount for the policy year beginning on that anniversary by taking into account.

•	the Variable Insurance Amount (positive or negative) for the preceding policy year; and

•	the Policy’s investment return for the preceding policy year (see “Policy’s Rate of Return and Resultant Investment Return”, page 17); and

•	the investment return adjustment (positive or negative) for the preceding policy year (see “Investment Return Adjustment”, page 10), and

•	the formula adjustment for Policies issued in the standard and non-smoker classes (see “Formula Adjustment”, page 10).

The Variable Insurance Amount changes only on a policy anniversary.

For example: Using the Prime Plan III Policy illustrated on page 47 and assuming the 8% hypothetical gross annual investment return (equivalent to an actual rate of return of 6.96%), the death benefit shown at the end of policy year 5 would change as follows:

	Guaranteed Insurance Amount	Variable Insurance Amount	Death Benefit
End of Policy Year 5	$19,303	$3,649	$22,952
Change	279	741	1,020
End of Policy Year 6	$19,582	$4,390	$23,972

If, instead, in the preceding example, the gross annual investment return during the sixth policy year had been 0% (equivalent to an actual rate of return of –1.00%), the death benefit at the end of policy year 5 would change as follows:

	Guaranteed Insurance Amount	Variable Insurance Amount	Death Benefit
End of Policy Year 5	$19,303	$3,649	$22,952
Change	279	(1,510)	(1,231)
End of Policy Year 6	$19,582	$2,139	$21,721

The change in the Variable Insurance Amount on a policy anniversary will depend, subject to the investment return adjustment described on page 10, on the relationship of the Policy’s actual rate of return (see “Actual Rate of Return”, page 17) for the policy year ending on the anniversary, to 4.5%, the Policy’s assumed rate of return. If the actual rate of return exceeds 45%, the Variable Insurance Amount increases Subject to the investment return adjustment described on page 10, and the formula adjustment described on page 10, if the actual rate of return is less than 4.5%, the Variable Insurance Amount decreases; in the absence of any adjustment the Variable Insurance Amount would not change from one year to the next if a Policy’s actual rate of return equals 4.5%.

If the Variable Insurance Amount is negative at the end of a policy year, the death benefit will equal the Guaranteed Insurance Amount In that event, the death benefit would increase above the Guaranteed Insurance Amount on the next policy anniversary only if the actual rate of return for such year was sufficiently greater than 45% to result in an investment return large enough to offset the negative Variable Insurance Amount in the prior policy year.

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For example. Using the Prime Plan III Policy illustrated on page 47 and assuming a 0% hypothetical gross annual investment return (equivalent to an actual rate of return of –1.00%) for the first 5 policy years, the Variable Insurance Amount is –$5,846* at the end of policy year 5. In order for there to be an increase in the death benefit above the Guaranteed Insurance Amount at the end of policy year 6, the actual rate of return in policy year 6 would have to be at least 35.0%.

The change in the Variable Insurance Amount on a policy anniversary equals the amount of insurance purchased under a Policy or the amount of insurance coverage canceled under a Policy which results from positive or negative investment return, respectively. To calculate the change in the Variable Insurance Amount, the Insurance Company uses a net single premium per {$ 1} of paid-up whole life insurance based on the insured’s age at the anniversary. Thus, for example, if the investment return for a female age 65 is $100, positive or negative, the Variable Insurance Amount will increase or decrease by $195 (see table on page 10). Since the dollar amount of a Policy’s investment return depends on the total investment base supporting a Policy (see “The Amount Invested: The Investment Base”, page 16) which will tend to be larger in later years, the increase or decrease in the Variable Insurance Amount will tend to be larger in later years.

For example. Using the Prime Plan III Policy illustrated on page 47 and assuming an 8% hypothetical gross annual investment return (equivalent to an actual rate of return of 6 96%), the change in Variable Insurance Amount on the 6th policy anniversary is less than the change occurring on the 20th policy anniversary, as follows:

		Calculation of Change in Variable Insurance Amount at End of Policy Year
		6	20
(1)	Cash Value Beginning of Current Policy Year	$12,533	$27,249
(2)	Investment Base Beginning of Current Policy Year	12,983	27,249
(3)	Actual Rate of Return (0696) Less Assumed Rate of Return (045)	0246	0246
(4)	Investment Return (1) x (3)	309	671
(5)	Investment Return Adjustment [(2) – (1)] + 0696	31	—
(6)	Net Single Premium at End of Current Year	45929	65271
(7)	Formula Adjustment	—	45
(8)	Change in Variable Insurance Amount [(4) + (5)] + 6 + 7	$ 741	$ 1,073
Correspondingly, if the actual rate of return had been less than 4.5%, a larger amount of Variable Insurance Amount would have been canceled on the 20th policy anniversary Figures are rounded.

It should be noted that as shown in the table below, the net single premium used to calculate the Variable Insurance Amount increases as the insured advances in age and thus larger dollar amounts of investment return are required each year to result in the same increases in the Variable Insurance Amount.

Net Single Premium for the Variable Insurance Amount. A Policy includes a table of net single premiums used to convert the investment return for a Policy into increases or decreases in the Variable Insurance Amount. This purchase basis does not depend upon the risk classification of a Policy or any changes in the insured’s health after issue of a Policy The net single premium will be lower for a Policy issued to a female than for

* This reflects negative investment return adjustments

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a Policy issued to a male, as shown below. The net single premium is used for the calculation of the Variable Insurance Amount and is not for premium payment purposes.

TABLE OF ILLUSTRATIVE NET SINGLE PREMIUMS FOR AVAILABLE INSURANCE AMOUNT

Male Attained Age	Net Single Premium per $1.00 of Variable Insurance Amount	Variable Insurance Amount Purchased or Cancelled by $1.00 of Investment Return
5	$ 08550	$11.70
15	.11834	8.45
25	.16522	6.05
35	.23528	4.25
45	.33460	2.99
55	45929	2.18
65	.59811	1.67
75	72817	1.37
85	83523	1.20

Female Attained Age
5	$.07095	$14.09
15	09683	10.33
25	13510	7.40
35	18992	5.27
45	27165	3.68
55	38186	2.62
65	51413	1.95
75	65271	1.53
85	77524	1.29

Investment Return Adjustment. During the first ten policy years the investment return for Prime Plan II, Prime Plan III and Prime Plan IV Policies will be adjusted by the product of (I) a Policy’s actual rate of return for the policy year, and (II) the amount of the policy loading that has not been recovered as of the beginning of the policy year. Accordingly, this adjustment will be reflected in a change in the Variable Insurance Amount. This investment return adjustment can be positive or negative depending on whether the actual rate of return is greater than or less than zero. Thus, with respect to both the investment return and the change in the Variable Insurance Amount, the dollar amount of change will be increased (positively or negatively) as a result of the investment return adjustment. Thus, the effect of the addition of the policy loading to the investment base is to create greater increases in benefits if the actual rate of return is greater than zero, but to create larger decreases in benefits if the actual rate of return is less than zero. Regardless of the actual rate of return, however, the full amount of the policy loading will be deducted from the investment base over a ten-year period for Prime Plan II, Prime Plan III and Prime Plan IV, and at the policy date for Prime Plan according to the terms described in this prospectus.

Formula Adjustment.    For Policies issued in the standard or,    for Prime Plan III and Prime Plan IV, non-smoker risk classifications the Variable Insurance Amount otherwise calculated on a policy anniversary will be increased to reflect assumed favorable mortality results as the Policy remains in force. It will be calculated as follows:

(1)	The total investment base immediately before the anniversary, multiplied by

(2)	the adjustment factor on the anniversary from the table included in a Policy, divided by

(3)	the net single premium based on the insured’s age at the anniversary.

The adjustment factors range between 0 and .0122 and depend on the single premium, issue age, sex, risk classification and policy anniversary.

POLICY RIGHTS AND OBLIGATIONS

Premiums

Premium Payment of the single premium is required to put a Policy in effect Under Prime Plan. Prime Plan II and Prime Plan III, the minimum single premium is $5,000 for ages 0 through 14 and $10,000 for ages 15 and over. For Prime Plan IV, the minimum single premium is $5,000 for ages 0 through 19 and $10,000 for ages 20 and above. In certain group or sponsored arrangements, the minimum single premium requirement may be reduced (see “Group or Sponsored Arrangements”, page 19).

In setting its premium rates, the Insurance Company considers actuarial estimates of death and cash value benefits, expenses, investment experience and an amount to be contributed to the Insurance Company’s surplus Also, assets are allocated to the Insurance Company’s general account to accumulate as a reserve to cover the contingency that the insured will die at a time when the Guaranteed Insurance Amount exceeds the death benefit that would have been payable based upon the Policy’s cumulative investment return in the absence of such guarantee.

Allocation of Net Premium and Investment Base

After the free look period, the owner can designate how the investment base is to be allocated among up to 5 of the investment divisions of the Separate Account. On the policy date the investment base is allocated to the Money Reserve Portfolio.

The owner can change the allocation of the total investment base among the investment divisions 5 times each policy year (see “The Amount Invested: The Investment Base”, page 16, for a full description of the investment base) but not before the end of the free look period. Such change will take effect when notice is received.

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The ability of an owner to allocate additional portions of the investment base to the Trusts may be limited by the availability of units of the Trusts.

If any part of the investment base of a Policy is allocated to investment divisions which have specified maturity dates, then as of that maturity date, unless otherwise specified by the owner, the amounts in that division will be allocated to the investment division investing in the Money Reserve Portfolio. The Insurance Company will notify the owner 30 days in advance of the maturity date. To elect an allocation to other than the investment division investing in the Money Reserve Portfolio, the owner must notify the Insurance Company in writing at least 7 days prior to the maturity date.

Cash Value Benefits

The owner can cancel a Policy at any time while the insured is living and receive its net cash value. The request must be in writing in a form satisfactory to the Insurance Company. All rights to death benefits will end on the date the written request is sent to the Insurance Company. The net cash value will be determined upon receipt of the written request at the Service Center.

Net Cash Value. The cash value increases or decreases daily to reflect a Policy’s investment return (see “Policy’s Rate of Return and Resultant Investment Return”, page 17). The cash value for a Policy at the end of a policy year is equal to the tabular cash value on that date as shown in the Policy plus (or minus) the net single premium on that date for the Variable Insurance Amount. The net cash value is the cash value minus any policy debt The cash value on a date during a policy year, assuming no policy loans during the year, can be expressed as:

(1)	The cash value at the end of the preceding year, plus.

(2)

the actual rate of return (positive or negative) for a Policy applied to the investment base, including any unrecovered policy loading under Prime Plan II, Prime Plan III and Prime Plan IV, at the beginning of the year, minus.

(3)

the charge for the cost of insurance protection (which will vary annually) provided since the end of the preceding year which is computed based upon the amount of insurance provided during the year and the insured’s age and sex on such date.

No minimum amount of cash value is guaranteed.

Except on policy anniversaries after the tenth, the cash value does not equal the investment base (see “How Investment Base Relates to Cash Value”, page 17).

Policy Loan

The owner may borrow money from the Insurance Company using a Policy as the only security for the loan. A loan may be taken any time a Policy is in effect. With a proper written request to the Insurance Company, an owner may designate the divisions from which the loan amounts will be transferred and to which repayments will be made. The owner may repay all or part of the loan at any time while the insured is living. The amount of the loan may not exceed the loan value. Any existing policy debt will be subtracted from a new loan. The smallest loan is $1,000, unless the loan is being used to pay premiums on another Variable Life Insurance policy issued by the Insurance Company. The smallest repayment is $1,000.

Loan Value.    The loan value is:

•	75% of the cash value during the first 3 policy years, or

•	90% of the cash value after the first 3 policy years.

Interest. The interest rate on loans is 5.25% a year Interest accrues each day. Interest payments are due at the end of each policy year If interest isn’t paid when due, it will be added to the amount of the loan The sum of all outstanding loans plus accrued interest is called the policy debt. If the policy debt exceeds the cash value, the Insurance Company will terminate the Policy. The Insurance Company will not do this, however, until 31 days after the Insurance Company mails notice of its intent to terminate.

Effect of a Loan. An amount equal to the loan proceeds will be transferred out of the Separate Account, and a repayment will be transferred in loans and repayments will be allocated among the investment divisions as elected by the owner or, in the absence of any such election, among the investment divisions in proportion to the investment base in each division as of the date of the loan or repayment A loan, whether or not repaid, will have a permanent effect on the death benefits and

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cash values. If not repaid, the policy debt will reduce the amount of death benefit proceeds and cash value benefits.

For example: Using the Prime Plan III Policy illustrated on page 47 and assuming the 8% gross annual investment return, and further assuming a loan of $4,000 as the end of policy year 5, the death benefit at the end of policy year 6 would be as follows:

	Guaranteed Insurance Amount	Variable Insurance Amount	Death Benefit
End of Policy Year 5	$19,303	$3,649	$22,952
Change	279	527	806
End of Policy Year 6	$19,582	$4,176	$23,758

The increase is only $527 as compared to the $741 increase shown in the example on page 9 The difference reflects the fact that a portion of the cash value equal to the loan that was transferred to the general account was credited with 45% rather than the 69.6% actual rate of return.

In addition, the loan of $4,000 plus $210 interest, if not paid, would be deducted from the death benefit proceeds if death occurred at the end of policy year 6.

Increase in Guaranteed Insurance Amount

(Available Only for Prime Plan IV Policyholders)

Subject to state availability and the Insurance Company’s rules as set forth below, an owner may elect to increase the scheduled Guaranteed Insurance Amounts of an in force policy The Insurance Company will ordinarily require evidence of insurability. The insured must be in the same underwriting classification at the time of the increase as at the original issue date The election may not be made during the six months (12 months in Kentucky) following the policy date Thereafter, the policy owner may elect an increase up to five times each policy year, but in no event earlier than 30 days after a previous election.

An owner may elect an increase by submitting a payment to the Insurance Company along with an application for change. The minimum payment required is $1,000, the maximum is the amount of the single premium paid for the original Policy.

The payment (net of the charges discussed below) will be added to the Policy’s investment base (see “The Amount Invested The Investment Base”, page 16) and, unless otherwise specified by the owner, allocated among the investment divisions in proportion to the investment base in each division as of the effective date The amount of the charges assessable against the payment will initially be added to the investment base These charges will be the same as those assessed against a single premium (see “Charges Deducted from Premium”, page 18) except that the administrative charge will be reduced to $25. The Insurance Company will subtract these charges from the investment base in ten equal installments beginning on the next policy anniversary after the date of the increase.

The effective date for any increase is the date the Insurance Company receives the single payment and the application with any evidence of insurability that the Insurance Company may require. The Insurance Company may contest the increase if any material statement in the application is false. The Insurance Company will not do so after the increase has been in effect during the insured’s lifetime for two years from the effective date. If the insured commits suicide within two years from the effective date of any increase, while sane or insane, we’ll pay only a limited benefit. The limited benefit will be the amount of single premium paid for such increase.

Effect of an Increase . As of the effective date of the increase, the Guaranteed Insurance Amount of the Policy will be increased by the applicable amount. The investment base will be increased by the total payment made to purchase the increase The cash value will be increased by the payment less the charges discussed above The variable Insurance amount will remain the same until the next policy anniversary The calculation of the variable Insurance amount as of the policy anniversary will reflect an investment return and an investment return adjustment based on the increased cash value and investment base.

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For example. Using the Prime Plan III Policy illustrated on page 47, the immediate effect of a payment on the 6th policy anniversary of $1,446, resulting in an increase in the Guaranteed Insurance Amount of $2,723, would be as follows:

	Guaranteed Insurance	Investment	Cash
	Amount	Base	Value
Before Increase in Guaranteed Insurance Amount	$19,303	$12,983	$12,533
Increase	2,723	1,446	1,311
After Increase In Guaranteed Insurance Amount	$22,026	$14,429	$13,844

Assuming an 8% hypothetical gross annual return (equivalent to an actual rate of return of 6.96%), the change in Variable Insurance Amount at the end of policy year 6 is as follows:

		Calculation of Change in Variable Insurance Amount at End of Policy Year 6
(1)	Cash Value Beginning of Current Policy Year	$13,844
(2)	Investment Base Beginning of Current Policy Year	14,429
(3)	Actual Rate of Return (.0696) Less Assumed Rate of Return (045)	0246
(4)	Investment Return (1) X (3)	341
(5)	Investment Return Adjustment [(2) – (1)] X0696	41
(6)	Net Single Premium at End of Current Year	45929
(7)	Formula Adjustment	—
(8)	Change in Variable Insurance Amount [(4)+(5)]+6 +7	$ 832

The increase is $832 as compared to the $741 increase shown on page 9 The difference reflects the additional earning on the single payment of $1,446 required for the Increase in Guaranteed Insurance Amount.

The Insurance Company follows a consistent method for periods less than a year.

Right to Exchange for Fixed Life Insurance

The owner may exchange a Policy for a policy with benefits that do not vary with investment results The exchange must be elected within 18 months from the date of issue No evidence of insurability will be required.

There will be a cash adjustment on exchange The adjustment will be a Policy’s net cash value minus the new policy’s tabular cash value If the result is positive, the Insurance Company will pay the owner If the result is negative, the owner must pay the Insurance Company Under some circumstances, it may be less advantageous to exchange a Policy for the fixed life insurance policy described below than to purchase a fixed life insurance policy in the first instance.

The Insurance Company will issue the new policy on the insured’s life effective upon receipt of

•	a proper written request.

•	the Policy being exchanged; and

•	any amount due the Insurance Company on exchange

Other Facts About the New Policy The new policy’s owner and beneficiary will be the same as those of the Policy on the effective date of the exchange. The new policy will have the same premium and face amount as the original Policy The death benefit under the new policy will be the Guaranteed Insurance Amount for the original Policy The cash value will be the tabular cash value for the original Policy as set forth therein.

Right to Examine a Policy (“Free Look”)

Generally, a policy may be returned within 10 days after the owner receives it, or within 45 days after the owner completes Part I of the application for insurance, whichever is later. It can be mailed or delivered to either the Insurance Company or the registered representative who sold it The returned Policy will be treated as if the Insurance Company never issued it and the Insurance Company will promptly refund any premium paid The Insurance Company reserves the right to require a period of 6 months before it will accept an application for a new Policy with the same owner and insured as a policy which has been returned under this provision.

For a further description of how Policy benefits are calculated, see “How Policy Benefits Vary to Reflect Account’s Investment Results” page 17 That description together with the foregoing description of Policy provisions is qualified by reference to a specimen of the Policy which has been filed as an exhibit to the Registration Statement Settlement options and general provisions of the Policy are discussed in Appendix E.

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THE SEPARATE ACCOUNT

The Separate Account

The Separate Account is a separate investment account of the Insurance Company to which amounts are allocated to support the Variable Life Insurance benefits under a Policy This Separate Account is kept separate from the Insurance Company’s general account It is used only to support Variable Life Insurance policies, including both single, flexible and annual premium policies.

The Insurance Company owns the assets in the Separate Account It is required to maintain assets which are at least equal to the reserves and other liabilities of the Separate Account Assets equal to such reserves and other liabilities may not be charged with liabilities that arise from any other business the Insurance Company conducts But the Insurance Company may transfer to its general) account assets which exceed the reserves and other liabilities of the Separate Account.

The Separate Account was established by Tandem on November 19, 1990, and acquired by the Insurance Company on October 1, 1991 by virtue of the merger (see “Assumption of Previously Issued Policies and Subsequent Merger”, page 7). The Separate Account is registered as an investment company with the Securities and Exchange Commission ( “SEC”) under the Investment Company Act of 1940 The Separate Account meets the definition of a “separate account” under the federal securities laws Registration with the SEC does not involve supervision of the management of the Separate Account or the Insurance Company by the SEC The Account is also governed by the laws of the State of Arkansas.

Income and realized and unrealized gains or losses from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses in the Insurance Company’s other investment accounts.

The Insurance Company allocates to the Separate Account the policy loading under the policies The insurance Company may accumulate in the Separate Account the charge for expense and mortality gains and losses and investment results applicable to those assets that are in excess of net assets for Variable Life Insurance policies At some future date the Insurance Company may transfer assets in excess of the reserves, the unrecovered policy loading and other liabilities of the Separate Account to its general account. Before making any such transfer, however, the Insurance company would consider whether the transfer could have any adverse effect on the Separate Account.

Investments of the Separate Account

There currently are 29 investment divisions within the Separate Account available for new allocations Ten of these divisions invest in a designated series of stock issued by Merrill Lynch Series Fund. Inc Each series of stock represents the interest in a separate portfolio within the Series Fund The other 19 divisions each invest in units of a designated unit investment trust which is part of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities Each unit investment trust contains issues of stripped U.S. treasury securities with the same maturity date The availability of these 19 investment divisions depends on the availability of units of the Trusts.

Full descriptions of the Series Fund and the Trusts, their investment policies and restrictions, their charges and expenses and all other aspects of their operation are contained in the accompanying prospectuses The prospectuses for the Series Fund and the Trusts must accompany, and should be read together with, this Prospectus.

The Series Fund

The Series Fund receives advice with respect to the investment of each of its series from MLAM, which provides administrative services and investment advice and makes all investment decisions for the Series Fund MLAM is a subsidiary of Merrill Lynch & Co., Inc. MLAM is a registered investment adviser under the Investment Advisors Act of 1940.

MLAM receives from the Series Fund a monthly advisory fee equivalent to an annual rate of 50% of the first $250 million of the aggregate average daily net assets of the Fund. 45% of the next $50 million of such assets, 40% of the next $100 million of such assets, 35% of the next $400 million of such assets, and 30% of such assets over $800 million MLAM has agreed that if in any year the aggregate ordinary expenses (excluding interest, taxes brokerage fees, commissions and extraordinary charges) of any portfolio of the Series Fund exceed the expense limitations then in effect under any state securities law or regulation it will reduce its fee from such portfolio by such excess and, if required under such laws of regulations, it will reimburse the Series Fund in the amount of such excess.

The Insurance Company will purchase and redeem shares from the Series Fund at net asset value Shares will be redeemed to the extent necessary for the Insurance Company to provide benefits and to make reallocations under the Policies Any dividend or capital gain distributions received from a portfolio of the Series Fund will be reinvested at net asset value in shares of that portfolio and retained as assets of the appropriate investment division of the Separate Account.

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A brief summary of the investment objectives of each Series Fund portfolio is contained in the description below More detailed information may be found in the current prospectus for the Merrill Lynch Series Fund, Inc. The investments of each portfolio are subject to risks of changing economic conditions and the ability of the Series Fund’s management to anticipate such changes There can be no assurance that these investment objectives will be achieved In addition, as mentioned above, a Policy’s investment return will also depend upon the owner’s allocation of the investment base.

Money Reserve Portfolio seeks preservation of capital, liquidity and the highest possible current income consistent with the foregoing objectives by investing in short term money market securities.

Intermediate Government Bond portfolio seeks highest possible current income consistent with the protection of capital afforded by investing in intermediate term debt securities issued or guaranteed by the United States government or its agencies.

Long Term Corporate Bond Portfolio seeks as high a level of current income as is consistent with prudent investment risk, by investing primarily in fixed-income, high quality corporate bonds.

Capital Stock Portfolio seeks long term growth of capital and income, plus moderate current income principally by investing in common stocks which are considered to be of good or improving quality or which are thought to be undervalued based on criteria such as historical price/book value ratios and price/earnings ratios.

Growth Stock Portfolio seeks above average long-term growth of principal by investing primarily in common stocks of aggressive growth companies that are considered to have special growth potential.

High Yield Portfolio seeks high current income, consistent with prudent management by investing principally in fixed- income securities in the lower categories of the established rating services.

Multiple strategy portfolio seeks the highest total investment return consistent with prudent risk It does this through a fully managed investment policy utilizing equity securities primarily common stocks of large-capitalization companies, as well as investment grade intermediate and long term debt securities and money market securities.

Natural Resources Portfolio seeks long-term growth of capital and protection of the purchasing power of shareholders capital by investing primarily in equity securities of domestic and foreign companies with substantial natural resource assets.

Global Strategy Portfolio seeks high total investment return by investing primarily in a portfolio of equity and fixed income securities of U.S. and foreign issuers.

Balanced Portfolio seeks a level of current income and a degree of stability of principal not normally available from an investment solely in equity securities and the opportunity for capital appreciation greater than that normally available from an investment solely in debt securities by investing in a balanced portfolio of fixed income and equity securities.

Resolving Material Conflicts Shares of the Series Fund are available for investment by other Merrill Lynch insurance companies and Monarch. It is possible that differences might arise between our Separate Account and one or more of the other separate accounts investing in the Series Fund In some cases, it is possible that the differences could be considered “material conflicts” Such a “material conflict” could also arise due to changes in the law (such as state insurance law or Federal tax law) which affect these different variable life insurance separate accounts It could also arise by reason of differences in voting instructions from our policyowners and those of the other insurance companies, or for other reasons We will monitor events so we can identify how to respond to such conflicts If such a conflict occurs, we may be required to eliminate one or more divisions of the Separate Account which invest in the Series Fund or substitute a new portfolio in which a division invests In responding to any conflict, we will take the action which we believe necessary to protect our policyholders.

The Trusts

Merrill Lynch, Pierce, Fenner, & Smith Incorporated (“MLPF&S”), a subsidiary of Merrill Lynch & Co., Inc, will serve as sponsor for each unit investment trust of the Trusts Because each Trust invests in a fixed portfolio, there is no investment manager. As sponsor, MLPF&S will sell units of the Trusts to the Separate Account The price of these units will include a transaction charge which will not be paid by the Separate Account upon acquisition but will be paid directly by the Insurance Company to MLPF&S out of the Insurance Company’s general account assets The amount of the transaction charge paid will be limited by agreement between the Insurance Company and MLPF&S and will not be greater than that ordinarily paid by a dealer for similar securities The Insurance Company will seek reimbursement for the amounts paid through a daily asset charge which will be made against the assets of investment divisions investing in the Trusts The amount of this charge currently is equivalent to an effective annual rate of 34% at the beginning of the year This amount may be increased in the future but in no event will it exceed an effective annual rate of 50% The charge will be cost-based (taking into account a loss interest) with no anticipated element of profit for the Insurance Company.

Units of Trusts will be disposed of to the extent necessary for the Insurance Company to provide benefits and

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make reallocations under the Policies Such units will be sold to MLPF&S, which has committed to maintain a secondary market.

The objective of the Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities is to provide safety of capital and a high yield to maturity through investment in any of its fixed portfolios consisting primarily of bearer debt, obligations issued by the United States of America that have been stripped of their unmatured interest coupons, coupons stripped from debt obligations of the United States, and receipts and certificates for such stripped debt obligations and coupons A brief summary of the fixed portfolios purchased by each unit investment trust is set forth below More detailed information may be found in the current prospectus for The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities

The 19 Trusts
Trust	Maturity Date
1993	November 15, 1993
1994	August 15, 1994
1995	November 15, 1995
1996	February 15, 1996
1997	February 15, 1997
1998	February 15, 1998
1999	February 15, 1999
2000	February 15, 2000
2001	February 15, 2001
2002	February 15, 2002
2003	August 15, 2003
2005	February 15, 2005
2006	February 15, 2006
2007	February 15, 2007
2008	February 15, 2008
2009	February 15, 2009
2010	February 15, 2010
2011	February 15, 2011
2013	February 15, 2013

From time to time we may calculate a targeted rate of return to maturity for an investment division investing in a Trust Since the U.S. Treasury securities have been stripped of their unmatured interest coupons, they are purchased at a deep discount If held to maturity, the amount invested will grow to the face value of the securities and therefore, a compound rate of growth to maturity could be determined for the Trust units The units. however, are held in divisions of the Separate Account, and the charges described under “Expenses Charged to All Divisions of the Separate Account” and “Expenses

Charged to Divisions Investing in the Trusts” must be reflected in the determination of a net return The net rate of return to maturity thus depends on the compound rate of growth in the units and these underlying charges It does not reflect the applicable charges for policy loading and the cost of insurance Since the value of the Trust units will vary daily to reflect the market value of the underlying securities, the compound rate of growth to maturity and, hence, the net rate of return to maturity will correspondingly vary daily.

The value of units of the Trust prior to maturity is more volatile than that of units of a unit investment trust containing unstripped U.S. Treasury securities of comparable maturities and since that value will affect death benefits (subject to Guaranteed Insurance Amount) and cash values under the Policy, those values will fluctuate accordingly.

Substitution of Investments

If, in the judgment of the Insurance Company’s management, any of the Series Fund or unit investment trust portfolios referred to above no longer suits the purpose of the Policies due to a change in the portfolios, investment objective or restrictions or if the shares units should no longer be available for investment, the Insurance Company can substitute shares or units of another portfolio or an entirely separate mutual fund or unit investment trust But the Insurance Company would get prior approval from the SEC, the Arkansas Insurance Department and other regulatory authorities as may be necessary.

The owner may exchange a Policy for a fixed life insurance policy in accordance with state insurance regulations if The Merrill Lynch Fund of Stripped (“Zero”) US Treasury Securities is terminated or no longer has any units available for investment or the Merrill Lynch Series Fund, Inc.

•	changes its investments adviser, or

•	makes a material change in its investment objectives or restrictions

The Insurance Company will notify the owner if there is any such change and will describe the terms of the exchange to a fixed life insurance policy at that time The owner will be able to exchange a Policy within not less than 60 days of receipt of such notice or of the effective date of the change, whichever is later.

HOW POLICY BENEFITS VARY TO REFLECT THE SEPARATE

ACCOUNT’S INVESTMENT RESULTS

The Amount Invested: The Investment Base

Total Investment Base. The total investment base is the amount that a Policy provides for investment at any time It is the sum of the amounts invested in each of the investment divisions in the Separate Account The owner selects the divisions in which to place the total investment base Each division invests either in a single portfolio of the Series Fund. e.g., the Money Reserve Portfolio

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or in a single unit investment trust of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities, e.g, the unit investment trust investing in securities maturing on February 15, 1992 The total investment base can be allocated among up to 5 of the Separate Account’s investment divisions.

Investment Base in Each Investment Division. On the policy date, the investment base is the net premium plus, for Prime Plan II, Prime Plan III and Prime Plan IV, the policy loading. After the free look period the owner may allocate the investment base among up to five of the Separate Account’s investment divisions.

At the beginning of each policy year, the portion of the Policy’s investment base in each division equals the amount of a Policy’s net cash value (see “Cash Value Benefits”, page 11) allocated to that particular division, plus, for Prime Plan II, Prime Plan III and Prime Plan IV, a correspondingly proportionate amount of any unrecovered policy loading (see page 18).

On each date during a policy year the portion of the investment base allocated to any particular division will be adjusted to reflect the investment experience of that division (see Policy’s Rate of Return and Resultant Investment Return”, below).

How Investment Base Relates to Cash Value. The investment base will exceed a Policy’s net cash value on the policy date and during the first ten policy years by the amount of the unrecovered policy loading for Prime Plan II. Prime Plan III and Prime Plan IV During a policy year, there is an additional difference between the investment base and net cash value for all the Policies, because the net cash value reflects a daily adjustment for the cost of insurance protection while the corresponding adjustment to the investment base is made once at the end of a policy year Thus, the investment base is not a measure of the net cash value to which the owner is entitled except on policy anniversaries after the tenth for Prime Plan II Prime Plan III and Prime Plan IV and after the first for Prime Plan.

Policy loans Will Change Calculations. A policy loan reduces the total investment base and the investment base in each investment division On the other hand, repayment of a loan will cause an increase The Insurance Company will take this into consideration in its calculations (see “Policy loan”, page 11 ).

Policy’s Rate of Return and Resultant Investment Return

The determination of the investment return for a Policy which is the dollar amount used to buy additional variable insurance (see Variable Insurance Amount , page 8) is based upon a Policys actual rate of return.

Actual Rate of Return. A Policy’s actual rate of return is determined on each policy anniversary It reflects the investment experience of each designated investment division during a policy year and the portion of the total investment base under a Policy in each investment division The investment experience of an investment division is determined at the end of each valuation period A valuation period is each business day together with any non-business days before it. A business day is any day the New York Stock Exchange is open for trading and any day in which there is sufficient trading in portfolio securities of the Series Fund or the Trusts such that the net value of the assets of an investment division might be materially affected.

The investment experience of a division reflects increases or decreases in the net asset value of the underlying Series Fund shares or the value of units of the unit investment trusts and any charges against the assets in each division (see “Expenses Charged to All Divisions of the Separate Account”, page 18) Units of the unit investment trust will be valued at the Sponsor’s repurchase price as defined in the prospectus for The Merrill Lynch Fund of Stripped (“Zero”) U.S Treasury Securities For divisions investing in the Series Fund, the investment experience also reflects any dividend or capital gains distribution declared by the Series Fund. The Insurance Company follows a consistent method for periods less than a year.

Investment Return for a Policy The determination of the investment return for a Policy starts on the first day of each policy year and ends on the first day of the next policy year. The investment return for a policy year is the difference between a Policy’s actual rate of return for the policy year and 45% (a Policy’s assumed rate of return), multiplied by the cash value on the first day of the policy year. In addition, during the first 10 policy years, there is an investment return adjustment (see “Investment Return Adjustment”, page 10).

There will be a positive investment return for a policy year if a Policy’s actual rate of return is greater than 45%, in which case the Variable Insurance Amount increases. There will be a negative investment return if the actual rate of return is less than 45%, in which case the Variable Insurance Amount decreases, subject to the investment return adjustment (see page 10) and the formula adjustment (see page 10).

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CHARGES AND EXPENSES

Allocation to the Separate Account

To support the operations of a Policy, on the policy date the Insurance Company allocates to the Separate Account an amount equal to the sum of the net premium and the policy loading.

For example. The following allocations apply for the indicated single premiums under Prime Plan III. Female 55—Standard Risk
Single Premium	Face Amount	Net Premium	Policy Loading*	Initial Allocation
$10,000	$17,962	$9,100	$900	$10,000
25,000	45,078	22,83X	2,163	25,000
50,000	90,156	45,674	4,326	50,000
100,000	180,611	91,500	8,500	100,000
* Policy loading will be recovered (see discussion below)

Charges Deducted from Premium

The Policy’s net premium equals the single premium less any additional premium amounts for extra mortality risks (“deductions’) and less the charges listed below For Prime Plan, the net premium is allocated to the Separate Account on the Policy date For Prime Plan II, Prime Plan III and Prime Plan IV, the net premium plus the policy loading (the sum of the charges listed below) is allocated to the Separate Account on the policy date Thereafter, the policy loading is subtracted from the investment base in equal installments at the beginning of the second through the eleventh policy years.

Sales Load. A charge (which may be deemed to be a sales load as defined in the 1940 Act) not to exceed 4% of the single premium In certain group or sponsored arrangements, the charge for sales load may be reduced (see “Group or Sponsored Arrangements”, page 19).

The amount of the sales load cannot be specifically related to sales expenses To the extent that sales expenses arc not recovered from the charges for sales load, such expenses may be recovered from sources other than charges deducted from the premium, which may include amounts derived indirectly from the charge for mortality and expense risks and from mortality gains.

Administrative Charge. A charge to cover administrative expenses in connection with issuing a Policy Such expenses include medical examinations, attending physicians statements, insurance underwriting costs, and establishing permanent policy records The Insurance company does not expect to make a profit from this charge.

For Prime Plan III and Prime Plan IV the maximum charge for a Policy is $5 for each $1,000 of face amount, but not more than $750 per policy The charge per $1,000 of face amount is lower at younger ages The minimum charge per Policy is $125 For Prime Plan and Prime Plan II, the maximum charge for a Policy issued at ages 35 and over is $4 for each $1,000 of face amount, but not more than $500 per Policy The maximum charge per $1,000 of face amount is lower at younger ages, and is $1 50 per $1,000 at issue ages 0-14, $2 00 per $1,000 at issue ages 15-24 and $3 00 per $1,000 at issue ages 25-34 The charge at these ages is subject to the same maximum amounts per Policy. The minimum charge per Policy is $100 for ages 0 through 29, $125 for ages 30 through 39 and $150 for ages 40 and over. In certain group or sponsored arrangements, the administrative charge may be reduced (see “Group or Sponsored Arrangements”, page 18).

State Premium Tax Charge. 2.0% of the single premium for Prime Plan and Prime Plan II 2.25% of the single premium for Prime Plan III and Prime Plan IV Premium taxes vary from state to state The 2.25% rate is the average rate expected to be paid on premiums from all states.

Risk Charge. 1.5% of the single premium, to cover the contingency that the insureds die at a time when the Guaranteed Insurance Amount exceeds the death benefit which would have been payable in the absence of such a guarantee This risk charge is allocated to the Insurance Company’s general account and set up as a reserve.

Expenses Charged to All Divisions of The Separate Account

Charge for Mortality and Expense Risks. The Insurance Company makes a daily charge to the Separate Account for mortality and expense risks assumed by the Insurance Company The amount of this charge is computed at an effective annual rate of 50% at the beginning of the year.

The mortality risk assumed is that insureds as a group may live for a shorter period of time than estimated and, therefore, a greater amount of death benefits than expected will be payable The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than estimated The Insurance Company will realize a gain from this charge to the extent it is not needed to provide for benefits and expenses under the Policies.

Charges for Income Taxes. Currently no charge is made to the Separate Account for company Federal in come taxes that may be attributable to the Separate Account However, the Insurance Company may make such a charge in the future Charges for other taxes. if any attributable to the Separate Account may also be made (see “Charge for the Insurance Company’s Income Taxes”, page 21).

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Charge for the Cost of Insurance

The Policies are life insurance policies. Accordingly, a charge for the cost of life insurance is deducted daily in determining the cash value (see “Net Cash Value”, page 11), while it is deducted from the investment base at the end of each policy year. The cost of insurance is computed based upon the amount of insurance provided during the year and the insured’s sex and insurance age.

Group or Sponsored Arrangements

The sales load, the administrative charge, and the minimum premium set forth in this prospectus may be reduced for Policies issued in connection with group or sponsored arrangements. In addition, under such group or sponsored arrangements, underwriting classifications set forth in this prospectus may be modified A “group arrangement” includes a program under which a trustee, employer or similar entity purchases Policies covering a group of individuals on a group basis. A “sponsored arrangement” includes a program under which an employer permits group solicitation of its employees for the purchase of Policies on an individual basis, often through a voluntary payroll deduction arrangement.

The Insurance Company will reduce these charges in accordance with its rules in effect on the date an application for a Policy is approved To qualify for such reductions, a group or sponsored arrangement must satisfy certain criteria as to, for example, size and number of years in existence. Generally, the sales contacts and effort, administrative cost, and mortality cost per Policy vary with the size of the group or sponsored arrangement, its stability as indicated by its term of existence and certain characteristics of its members, the purposes for which Policies are purchased, and other factors The amounts of reductions and the criteria for qualification will reflect the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying group and sponsored arrangements.

Under the Insurance Company’s current rules, such reductions will result in a sales load of not less than 0% and not more than 3% of the single premium The administrative charge will be based on minimums and maximums of no less than $50 and $300, and no more than $100 and $700, respectively In any given group or sponsored arrangement, depending upon size and type, one or more of the above reductions may apply.

The Insurance Company may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification In no event, however,

will group or sponsored arrangements established for the sole purpose of purchasing Policies, or that have been in existence for less than six months, qualify for such reductions. Reductions in these charges will not be unfairly discriminatory against any person, including the affected owners and all other owners of Policies funded by the Separate Account.

Expenses Charged to The Trusts

Asset Charge. The Insurance Company makes a daily asset charge against the assets of each investment division investing in a unit investment trust. This charge is to reimburse the Insurance Company for the transaction charge paid directly by the Insurance Company to MLPF&S on the sale of the units to the Separate Account. The Insurance Company pays these amounts from general account assets. The amount of the asset charge currently is equivalent to an effective annual rate of .34% at the beginning of the year. This amount may be increased in the future but in no event will it exceed an effective annual rate of 50% The charge will be cost-based (taking into account a loss of interest) with no anticipated element of profit for the Insurance Company.

Guarantee of Certain Charges

The Insurance Company guarantees, and may not increase, the charge for the cost of insurance, the amount of the charge to the Separate Account for mortality and expense risks, and the maximum asset charge to divisions investing in a unit investment trust.

Other Charges

The Separate Account purchases shares of the Series Fund at net asset value The net asset value of those shares reflects advisory fees already deducted from the assets of the Series Fund. Those fees are described in the prospectus for the Series Fund. Under a Reimbursement Agreement, the Series Fund will be reimbursed so that the ordinary operating expenses of the portfolio (which include the monthly advisory fee) do not exceed .50% of the average daily net assets.

Certain fees, including the bank trustee’s and evaluator’s fees, will be charged against the unit investment trusts of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities. One interest bearing security will be deposited in each Trust to provide income with which to pay the expenses of the Trust These fees and expenses are described in the prospectus for The Merrill Lynch Fund of stripped (“Zero”) U S Treasury Securities.

ADMINISTRATIVE SERVICES

The Insurance Company and us parent. Merrill Lynch Insurance Group, Inc (“MLIG”) are parties to a service agreement pursuant to which MLIG has agreed to provide certain data processing, legal, actuarial, management, advertising and other services to the Insurance Company, including services related to the Separate

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Account and the policies Expenses incurred by MLIG in relation to this Service agreement are reimbursed by the Insurance Company on an allocated cost basis Charges billed to the Insurance Company by MLIG pursuant to the agreement were $633 million for the year ended December 31, 1992.

DISTRIBUTION AGREEMENT AND OTHER

      CONTRACTUAL ARRANGEMENTS

The Insurance Company retains MLPF&S under a distribution agreement to act as principal underwriter for the Policies described in this prospectus as well as other policies issued through the Separate Account The Insurance Company has companion sales agreements with various insurance agency organizations affiliated with MLPF&S including ML Life Agency Inc. in Texas. Merrill Lynch Life Agency Ltd in Mississippi and various Merrill Lynch Life Agencies elsewhere MLPF&S also is principal underwriter (distributor) for other registered investment companies, including other separate accounts of the Insurance Company and an affiliated insurance company It is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers.

Under the distribution and sales agreements, applications for the policies are solicited by financial consultants of MLPF&S. The financial consultants are authorized under applicable state regulations to sell variable life insurance as insurance agents.

The maximum commissions as a percentage of a premium payable to qualified registered representatives will, in no event, exceed 3.5%. In addition, the organizations described above will also receive override payments and may be reimbursed under MLPF&S’s expense reimbursement allowance program for portions of expenses incurred.

The total amounts paid under the distribution and sales agreements for the Separate Account for the years ended December 31,1991, and December 31,1992, were $1,105,775 and $673,788, respectively.

Reinsurance. The Insurance Company intends to reinsure a portion of the risks assumed under the Policies.

TAX CONSIDERATIONS

Policy Proceeds

The Policies should receive the same Federal income tax treatment as fixed life insurance As such, (a) the death benefit thereunder should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Internal Revenue Code (“Code”) and (b) the policy owner should not be deemed to be in constructive receipt of the cash values, including increments thereof, under a Policy until actual surrender thereof. The Insurance Company believes that a Policy meets the statutory definition of life insurance and hence will receive the same tax treatment as fixed life insurance.

Diversification. Section 817(h) of the Internal Revenue Code provides that separate account investments (or the investments of a mutual fund, the shares of which are owned by separate accounts of insurance companies) underlying the contract must be “adequately diversified” in accordance with Treasury regulations in order for the contract to qualify as life insurance. The Treasury Department has issued regulations prescribing the diversification requirements in connection with variable contracts. The separate account, though the Funds, intends to comply with these requirements Although we don’t control the funds we intend to monitor the investments of the funds to ensure compliance with the requirements prescribed by the Treasury Department.

In connection With the issuance of the diversification regulations the treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which a policy owner’s control of the investments of a separate account may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the separate account If the policy owner is considered the owner of the assets of the separate account, income and gains from the account would be included in the policy owner’s gross income.

The ownership rights under this Policy arc similar to, but different in certain respects from those described by the IRS in rulings in which it determined that the policy owners were not owners of Separate Account assets For example, the owner of this Policy has additional flexibility in allocating premiums and cash values These differences could result in the policy owner being treated as the owner of the assets of the separate account In addition, the Insurance Company does not know what standards will be set forth in the regulations or rulings which the Treasury has stated it expects to be issued We therefore reserve the right to modify this Policy as necessary to attempt to prevent the policy owner from being considered the owner of the assets of the separate account.

Policy Loans and Other Transactions. Federal tax law establishes a new class of life insurance policies referred to as modified endowment contracts A modified endowment contract is any contract which satisfies the definition of life insurance set forth in Section 7702 of the Code but fails to meet the 7-pay test. This test applies a cumulative limit on the amount of premiums that can be

20

paid into a contract each year in the first seven contract years in order to avoid modified endowment contract treatment.

Loans from, as well as collateral assignments of, modified endowment contracts will be treated as distributions to the policyowner All pre-death distributions (including loans and collateral assignments) from these policies will be included in gross income on an income-first basis to the extent of any income in the policy immediately before the distribution.

The law also imposes a 10% penalty tax on pre-death distributions (including loans, collateral assignments and complete surrenders) from modified endowment contracts to the extent they are included in income, unless such amounts are distributed on or after the taxpayer attains age 591/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer’s life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his beneficiary.

These provisions apply to policies entered into on or after June 21, 1988. However, a policy that is net originally classified as a modified endowment contract can become so classified if a material change is made in the policy at any time. A material change includes, but is not limited to, a change in the benefits that was not reflected in a prior 7-pay computation Certain changes made to your Policy may cause it to become subject to these provisions. We believe that these changes include your contractual right to make certain additional premium payments under Prime Plan IV You may choose not to exercise this right in order to preserve your Policy’s current tax treatment If you do preserve your Policy’s current tax treatment policy loans will be considered your indebtedness and no part of a policy loan will constitute income to you In addition, pre-death distributions will generally not be included in gross income to the extent that the amount received does not exceed your investment in the Policy.

Any policy received in exchange for a modified endowment contract is considered a modified endowment contract.

If there is any borrowing against your Policy, whether a modified endowment contract or not, the interest paid on loans is not tax deductible.

Aggregation of Modified Endowment Contracts. In the case of a pre-death distribution (including loans, collateral assignments and surrenders) from a policy that is treated as a modified endowment contract, a special “aggregation” requirement may apply for purposes of determining the amount of the “income on the contract” Specifically if the Insurance Company or any of its affiliates issue to the same policy owner more than one modified endowment contract during any calendar year, then for purposes of measuring the “income on the contract with respect to a distribution from any of those contracts, the “income on the contract” for all such contracts will be aggregated and attributed to that distribution.

Other Transactions. Changing the owner or the insured may have tax consequences. Exchanging a Policy for another involving the same insured(s) will have no tax consequences if there is no debt and no cash or other property is received according to Section 1035(a)(1) of the Code. Changing the insured under a Policy may not be treated as an exchange under Section 1035 but rather as a taxable exchange

Other Taxes. Federal estate and state and local estate, inheritance and other taxes depend upon your or the beneficiary’s specific situation.

Pension Business. In certain HR-10 and corporate pension trust arrangements, the Policies may be used on an individually written basis (see discussion below for applicable tax charges).

Ownership of a Policy by Non-Natural Persons. The above discussion of the tax consequences arising from the purchase, ownership and transfer of a Policy has assumed that the owner of the Policy consists of one or more individuals. Organizations exempt from taxation under Section 501(a) of the Code may be subject to additional or different tax consequences with respect to transactions such as loans. Further, organizations purchasing Policies covering the life of an individual who is an officer or employee, or is financially interested in, the taxpayer’s trade or business, may be unable to deduct all or a portion of the interest or payments made with respect to such Policies Such organizations should obtain tax advice prior to the acquisition of the policy and also before entering into any subsequent changes to or transactions under the Policy.

The above discussion is not intended as tax advice. For tax advice you should consult a competent tax adviser Although our tax discussion is based on our understanding of Federal income tax laws as they are currently interpreted, we can’t guarantee that those laws or interpretations will remain unchanged.

Charge for the Insurance Company’s Income Taxes

The Insurance Company does not expect to incur any Federal income tax liability attributable to the Separate Account for a number of years Based on these expectations, no charge is being made currently to the Separate Account for company Federal income taxes which may be attributable to the Separate Account.

The Insurance Company will review the question of a charge to the Separate Account for company Federal income taxes periodically Such a charge may be made in future for any Federal income taxes incurred by the Insurance ELIGIBLE This might become necessary if

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there are changes made in the Federal income tax treatment of variable life insurance at the company level, or if there is a change in the Insurance Company’s tax status. Any such charge would be designed to cover the Federal income taxes attributable to the investment results of the Separate Account.

The Insurance Company anticipates that, if a charge becomes necessary, the amount of such charges, as adjusted from time to time, would be accumulated on a daily basis and transferred out of each investment division and into its general account on a monthly basis. Any investment earnings during the month on any tax charges accumulated in an investment division would be retained by the Insurance Company.

Such tax charges, if they are imposed, would not be made under Policies issued in connection with the pension arrangements described above.

Under current laws, the Insurance Company may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made.

LEGAL CONSIDERATIONS

On July 6, 1983 the Supreme Court held in Arizona Governing Committee v Norris that optional annuity benefits provided under an employee’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In that case the Court applied its decision only to benefits derived from contributions made on or after August 1, 1983 A recent decision of the United States Court of Appeals for the Second Circuit, Spirt v TIAA-CREF, indicates that in other factual circumstances the Title VII prohibition of sex distinct benefits may apply at an earlier date. The Policy offered by this prospectus is based upon actuarial tables which distinguish between men and women and thus the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment-related insurance or benefit program (including the group or sponsored arrangements described on page 19) before purchasing this Policy.

MANAGEMENT

The Insurance Company’s directors and executive officers and their positions with the Insurance Company are as follows:

Name	Position Held
Allen N Jones	Chairman of the Board, President and Chief Executive Officer
Joseph E Crowne	Director, Senior Vice President, Chief Financial Officer, Chief Actuary, and Treasurer
Barry Skolnick	Director, Senior Vice President and General Counsel
David M Dunford	Director, Senior Vice President and Chief Investment Officer
John C.R Hele	Director and Senior Vice President

Each director is elected to serve until the next annual meeting of shareholders or until his or her successor is elected and shall have qualified Each has held various executive positions with insurance company subsidiaries of the Insurance Companys indirect parent. Merrill Lynch & Co. Inc. The principal positions of the Insurance Company’s directors and executive officers for the past five years are listed below

Mr. Jones joined the Insurance Company in June 1992. From January 1992 to June 1992, he was a First Vice President of Merrill Lynch, Pierce, Fenner & Smith. From January 1991 to January 1992, he was a District Director of Merrill Lynch, Pierce. Fenner & Smith. From September 1986 to January 1991, he was a Senior Regional Vice President of Merrill Lynch, Pierce, Fenner & Smith.

Mr. Crowne joined the Insurance Company in June 1991. From January 1989 to May 1991, he was a Principal with Coopers & Lybrand From January 1984 to January 1989 he was a Principal with Milliman & Robertson, Inc.

Mr. Skolnick joined the Insurance Company in November 1990 Since May 1992, he has held the position of Assistant General Counsel of Merrill Lynch & Co., Inc.

Mr. Dunford joined the Insurance Company in July 1990 He joined Merrill Lynch. Pierce, Fenner & Smith Incorporated in September 1989. Prior to September 1989, he held the position of President of Travelers Investment Management Co.

Mr. Hele joined the Insurance Company in December 1990 He joined Merrill Lynch, Pierce, Fenner & Smith Incorporated in August 1988. Prior to August 1988, he held the position of Assistant Vice President — Administration of Crown Life Insurance Company.

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No shares of the Insurance Company are owned by any of its officers or directors, as it is a wholly owned subsidiary of Merrill lynch Insurance Group, Inc The officers and directors of the Insurance Company, both individually and as a group, own less than one percent of the outstanding shares of common stock of Merrill Lynch & Co. Inc.

Officers who are not directors but report to the President are

Name	Office Held
Robert S Boucher	Senior Vice President, Variable Life Administration
Deborah J Adler	Vice President
Robert M Bordeman	Vice President
John C Cirincion	Vice President & Senior Counsel
Michael P. Cogswell	Vice President & Senior Counsel
Eileen Dyson	Vice President
Jeanne M Kuester	Vice President
Shelley K Parker	Vice President & Senior Counsel
Julia Raven	Vice President
Thomas J Thatcher	Vice President

The principal occupations of these officers for the past five years are as follows:

Ms Adler has been with Merrill Lynch Life since May 1992 From August 1988 to May 1992, she was Assistant Vice President and Actuary of Monarch Life Insurance Company From October 1987 to August 1988, she was an Investment Actuary at Connecticut Mutual Life Insurance Company.

Mr Bordeman has been with the Insurance Company since November 1990 From February 1988 to November.

1990, he was the Corporate Controller of Blue Cross of California Prior to February 1988, he was the Chief Financial Officer of the Insurance Company of Illinois.

Mr. Boucher joined the Insurance Company in May 1992. Prior to May 1992, he held the position of Vice President of Monarch Financial Services, Inc (formerly Monarch Resources, Inc).

Mr Cirincion joined the Insurance Company in December 1989 Prior to November 1989, he was Senior Vice President and General Counsel of National Benefit Life Insurance Company.

Mr Cogswell has been with Merrill Lynch Life since November 1990 From April 1987 to November 1990, he was Assistant Counsel at UNUM Life Insurance Company.

Ms Dyson has been with the Insurance Company since July 1990 [illgible] or to July 1990, she held the position of Vice President and Manager of Tandem Financial Group, Inc.

Ms Kuester has been with the Insurance Company since September 1990 From November 1987 to September 1990, she was a financial planning analyst with Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Ms Parker has been with the Insurance Company since May 1992 From March 1989 to May 1992, she was an attorney for Monarch Life Insurance Company From November 1987 to March 1989, she was Associate Counsel for North American Security Life Insurance Company.

Ms Raven has been with the Insurance Company since September 1990 Prior to September 1990, she was the Controller of Diversified Financial Services at Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Mr Thatcher has been with the Insurance Company since prior to 1986.

VOTING RIGHTS

Right to Instruct Voting of Series Fund Shares

In accordance with its view of present applicable law, the Insurance Company will vote the shares of each of the ten portfolios of the Series Fund held in the Separate Account at regular and special meetings of the shareholders of the Series Fund based on instructions received from persons having the voting interest in corresponding investment divisions of the Separate Account However, if the Investment Company Act of 1940 or any regulations thereunder should be amended or if the present interpretation thereof should change, and as a result the Insurance Company determines that it is permitted to vote the shares of the Series Fund in its own right, it may elect to do so.

The person having the voting interest under a Policy is the owner The number of shares held in each investment division attributable to each owner is determined by dividing a policy’s investment base in that division, if any, by the net asset value of one share in the portfolio of the Series Fund in which that investment division invests Fractional votes will be counted.

The number of Shares which a person has the right to vote will be determined as of a date to be chosen by the Insurance Company, but not more than 90 days before the meeting of the Series Fund Voting instructions will be solicited by written communication at least 14 days before such meeting.

Series Fund shares held in each investment division for which no timely instructions are received will be voted by the Insurance Company in the same proportion as the voting instructions which are received for all Policies participating in each investment division.

Each owner having a voting interest will receive periodic reports relating to the Series Fund, proxy material and a form for giving voting instructions.

*Appendices “Illustrations of Death Benefits, Cash Values and Accumulated Premiums included in the May 1, 1993 prospectus for Prime Plan IV have not been re-filed here.

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Disregard of Voting Instructions

The Insurance Company may when required by State insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objectives of the Series Fund or one or more of its portfolios or to approve or disapprove an investment advisory contract for a portfolio of the Fund In addition, the Insurance Company itself may disregard voting instructions in favor of changes initiated by an owner in the investment policy or the investment adviser of a portfolio of the Series Fund if the Insurance.

Company reasonably disapproves of such changes A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or the Insurance Company determined that the change would have an adverse effect on its general account in that the proposed investment policy for a portfolio may result in overly speculative or unsound investments In the event the Insurance Company does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next semiannual report to policy owners.

REPORTS

On each quarterly anniversary of a policy a statement will be sent to the owner setting form the death benefit, cash value and any policy debt (and interest charged for the preceding policy quarter) as of the first day of such quarter In addition, the report will indicate the allocation of the investment base among the investment divisions as of the first day of the quarter.

An owner will be sent a semiannual report containing a financial statement for the Separate Account and a list of the portfolio securities of the Series Fund as required by the Investment Company Act of 1940.

STATE REGULATION

The Insurance Company is subject to regulation and supervision by the Insurance Department of the State of Arkansas which periodically examines its affairs It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business The Policies have been approved by the Insurance Department of the State of Arkansas and in other jurisdictions.

The Insurance Company is required to submit annual statements of its operations, including financial statements to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

LEGAL PROCEEDINGS

As an insurance company, we are ordinarily involved in various kinds of routine litigation that in our judgment is not of material importance in relation to our total assets None of such litigation relates to the Separate Account.

LEGAL MATTERS

The legal validity of the Policies described in the prospectus has been passed on by Barry Skolnick General Counsel of the Insurance Company Sutherland

Asbill & Brennan of Washington DC has provided advice on certain matters relating to Federal securities laws.

ADDITIONAL INFORMATION

A Registration Statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in This prospectus this prospectus does not include all the information set forth in the Registration Statement certain portions of which have been omitted pursuant to the rules and regulations of the SEC The omitted information may be obtained at the SEC’s principal office in Washington D.C. upon payment of the SEC’s prescribed lees.

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EXPERTS

The financial statements of the Insurance Company and the financial statements of the Separate Account of the Insurance Company appearing in this Prospectus and Registration Statement have been audited by Deloitte & Touche, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing Deloitte & Touche’s principal business address is One World Trade Center, New York, New York 10048-0601.

Actuarial matters included in this prospectus have been examined by Joseph E Crowne, FSA as stated in his opinion filed as an exhibit to the Registration Statement.

**Financial statements included in the May 1, 1993 Prime Plan IV prospectus have not been re-filed here.

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APPENDIX E—OTHER POLICY PROVISIONS

Income Plans

The owner may choose one or more income plans during the insured’s lifetime. If, at the time of the insured’s death, no plan has been chosen for paying death benefit proceeds, the beneficiary may choose a plan within one year.

The Insurance Company’s approval is needed for any plan where:

•	the person named to receive payments is other than the owner or beneficiary; or

•	the person named is not a natural person, such as a corporation; or

•	any income payment would be less than $25.

Annuity Plan. An amount can be used to purchase a single premium immediate annuity. Annuity purchase rates will be 3.0% less than for new annuitants.

Deposit Option. An amount can be left on deposit with the Insurance Company with interest payable at a rate of not less than 3% per year.

Installment Option, Fixed Period. An amount can be payable in installments for up to 30 years, including interest at 3% per year. Any interest in excess of 3% is payable at the end of each installment year.

Installment Option, Fixed Amount. An amount can be payable in installments until proceeds applied under the option and interest on unpaid balance of not less than 3% per year are exhausted.

Life Income Option, Period Certain. An amount can be payable in monthly installments until later of death of a named person or end of a period which may be either 10 or 20 years

Joint Life Income. An amount can be payable in monthly installments as long as at least one of two named persons is living. While both are living, installments are at the full amount When only one is alive, installments are at 2/3 of the full amount Under this option, it is possible that only one payment will be made if both named persons die before the second monthly installment is paid or that only two payments will be made if both die before the third payment, and so forth.

Other Important Provisions

Owner. The owner of a Policy is the insured unless another owner has been named in the application. If someone else is named as owner, that person has the rights and options described in the Policy.

An owner other than the insured may name a contingent owner The owner may want to do this in case he or she dies before the insured The owner’s interest in a Policy would then pass to the contingent owner. If there’s no contingent owner, the owner’s interest would pass to the owner’s estate.

Beneficiary. The beneficiary is the person to whom The Insurance Company pays the proceeds upon the insured’s death The Insurance Company pays the proceeds to the primary beneficiary. If the primary beneficiary has died, the proceeds are paid to any contingent beneficiary. If there is no surviving beneficiary. The Insurance Company pays the proceeds to the insured’s estate.

Two or more persons may be named as primary beneficiaries or contingent beneficiaries In that case the Insurance Company will assume the proceeds are to be paid in equal shares to the surviving beneficiaries. The owner can specify other than equal shares The owner can reserve the right to change beneficiaries If the owner doesn’t reserve this right, the owner and primary beneficiary must act together to exercise the rights and options under a Policy.

Incontestability. The Insurance Company relies on the statements made in the application. Legally, they are considered representations, not warranties. The Insurance Company can contest a Policy if any material statement in the application is false and a copy of that application is attached to a Policy.

The Insurance Company won’t contest a Policy after it has been in effect during the insured’s lifetime for two years from the date of issue.

Change of Insured. The owner may change a Policy for a new policy on the life of a new insured. The change will be subject to evidence of insurability and will not be available where the new insured is subject to a higher premium charge for extra mortality risk. The owner of the original Policy will be the owner of the new policy and the new policy will have a policy date that is the same as the original. Premium rates for the new policy will be those in effect on the policy date for the new insured’s age and sex at that date and the underwriting class determined at the date of change. The face amount of new policies will be the same as the original. Where a negative Variable Insurance Amount exists, however, the face amount will be reduced and the Variable Insurance Amount for the new policy at the anniversary date immediately prior to or coincident with the change date will be set to zero. The cash value of the new policy will equal the cash value of the original less a charge for administrative expenses incurred by the Insurance Company in making the change No other adjustments or charges are made at the time of change.

Changes to Attained Age Single Premium Variable Life Insurance Policy Subject to the Insurance Company’s rules and the Insurance Company’s having obtained applicable regulatory approvals, if any, the owner may change this Policy to an Attained Age Single Premium Variable Life Insurance policy at the insured’s then current age and with a policy date equal to the date of change. The change will not be subject to evidence of insurability The face amount resulting from such a change will be less than the death benefit under this Policy and will equal the face amount of insurance under

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a Single Premium Variable Life Insurance policy, purchased at the insured’s age at the date of change, having a single premium equal to the Policy’s net cash value less a 1.5% risk charge. The risk charge covers the establishment of a new Guaranteed Insurance Amount and the contingency that the insured die at a time when that Guaranteed Insurance Amount exceeds the death benefit which would have been payable in the absence of such a guarantee. No other charges are imposed at the time of change.

Beneficiary Insurance Purchase. (Available only to Prime Plan IV policyholders) At the death of the insured, the beneficiary of record of a Policy, if the spouse of the insured, may, subject to the Insurance Company’s rules, use all or part of the proceeds of the Policy to purchase a Single Premium Variable Life Insurance policy on the life of the beneficiary. To do so, the proceeds must have been otherwise payable to the beneficiary in a single sum. A satisfactory written request must be received by the Insurance Company within 90 days of the death of the insured and while the beneficiary is still living. Any part of the proceeds not used to buy the new policy will be paid to the beneficiary in a single sum.

The new policy will have an issue date and policy date as of the date the written request is received by the Insurance Company. The policy’s face amount will be based on the standard medical premium rates being used by the Insurance Company as of the policy date for the sex and attained age at the nearest birthday of the beneficiary The new policy will not have a formula adjustment. The face amount acceptable without evidence of insurability will be limited to the lesser of (i) $1,000,000 and (ii) the single premium applied plus $250,000. The premium for the new policy will be lower than the premium for a similar policy that the beneficiary could purchase from the Insurance Company without the benefit of this provision because no sales load will be charged.

Single Premium Immediate Annuity Rider. (Available only to Prime Plan IV Policyholders) Subject to state availability, for an additional premium, the applicant may purchase this rider to provide income for a fixed period. The income will be payable for the period specified in the rider but not less than 5 years nor more than 10 years. If the insured dies prior to the end of this period, the rider value (the present value of the remaining payments) will be payable to the beneficiary. If the rider or the Policy is surrendered prior to the end of the period, the owner may receive the rider value over a period of 5 years. The owner may also elect at any time to apply the rider value to a life income The rider will have no effect on the loan value of the Policy The amount paid for this rider will be held in the Insurance Company’s general account and will not affect the variable aspects of the Policy.

Error in Age or Sex If an age or sex as stated in the application is wrong, it could mean the premium amount is wrong Therefore, amounts payable under a Policy will be what the premium actually paid would have bought at the true age or sex

Issue Age. The Insurance Company determines the issue age based on the insured’s age on the birthday nearest the Policy’s policy date.

Suicide. If the insured commits suicide within two years from the date of issue, The Insurance Company will pay only a limited benefit. The limited benefit will be the amount of premium paid for a Policy, minus any policy debt.

Payments and Deferment. Payments of the death benefit, net cash value or loan proceeds will be made within 7 days after receipt at the Service Center of all documents required for such payments.

However, the Insurance Company may defer the determination or payment of such amounts if the effective date for determining such amounts falls within any period during which:

•

The disposal or valuation of the Series Fund shares or the units of the Trusts held in the Separate Account is not reasonably practicable because the New York Stock Exchange is closed (other than customary weekend and holiday closings) or conditions are such that, under the SEC’s rules and regulations, trading is restricted or an emergency is deemed to exist; or

•	the SEC by order permits postponement of such actions for the protection of the Insurance Company policyholders.

Payment of the death benefit also may be delayed if the Policy is being contested (see “Incontestability”, page 58).

In the case of the payment of death benefit proceeds, the Insurance Company will add interest from the date of death to the date of payment at an annual rate of at least 3%.

Assignment. The owner can assign a Policy as collateral security for a loan or other obligation. This does not change the ownership. But the owner’s rights and any beneficiary’s rights are subject to the terms of the assignment To make or release an assignment, the Insurance Company must receive written notice at the Service Center, The Insurance Company is not responsible for the validity of any assignment.

Dividends. The Policies are classified as non-participating. This means that they do not provide for dividend payments. Unlike participating fixed life insurance where a significant portion of dividend payments is attributable to the insurer’s investment earnings, the investment return under the Policies is reflected in benefits

The description in this prospectus of Policy provisions is qualified by reference to a specimen of the Single Premium Variable Life Insurance Policies which has been filed as an exhibit to the Registration Statement

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DIRECTED LIFE

Prospectus

Dated

January 2, 1991

PROSPECTUS CONTENTS

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

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THE PRIMARY PURPOSE OF THE POLICIES IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED IN THE POLICY. NO CLAIM IS MADE THAT THE POLICIES ARE IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

SUMMARY OF THE POLICIES

This section will answer many questions about a Policy. The summary assumes that premiums are paid when due.

How Does a Policy Differ from a Traditional Life Insurance Policy?

Like other life insurance, a Policy provides a death benefit that is payable to the beneficiary upon the insured’s death.

Unlike a traditional fixed life insurance policy, the owner of a Policy can choose where the investment base for a Policy is to be placed. The choice is among up to any 5 of the investment divisions of the Insurance Company’s Separate Account. Some of the divisions invest in shares of a designated mutual fund portfolio in the Merrill Lynch series Fund, Inc. Each portfolio of the Series Fund is managed by Merrill Lynch Asset Management, Inc. The other investment divisions invest in units of a designated unit investment trust in The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities. Merrill Lynch, Pierce, Fenner & Smith Incorporated serves as sponsor for each unit investment trust.

Like other life insurance, a Policy provides a guaranteed minimum death benefit.

Unlike traditional life insurance, the death benefit may increase above a Policy’s guaranteed minimum. There can be no assurance, however, that this will occur. A Policy’s death benefit may increase or decrease on each policy anniversary, depending on the investment return for a Policy. Regardless of investment return, the death benefit can never be less than a Policy’s Guaranteed Insurance Amount.

For any amount of death benefit above the Guaranteed Insurance Amount, the owner bears the investment risk on any change occurring on a policy anniversary. During a policy year, the Insurance Company will bear the investment risk on such amount while the owner foregoes any increase in death benefit until the next policy anniversary if investment results should be favorable. The Insurance Company bears the investment risk for the entire amount of the Guaranteed Insurance Amount, for which the Insurance Company imposes a risk charge (see “Charges Deducted from Premium—Risk Charge”, page 21).

Like other life insurance, the owner can cancel a Policy while the insured is living and receive its net cash value.

Unlike traditional life insurance, a Policy offers the opportunity for appreciation of its net cash value based upon investment results. There can be no assurance that such appreciation will occur. The cash value may increase or decrease on any day, depending on the investment return for a Policy.

The owner bears the investment risk on the cash value, since no minimum amount is guaranteed, whereas in a traditional life insurance policy, cash values are guaranteed as set forth in those policies.

Availability. DLI-100L can be issued to an insured up to age 75. DLI 200D can be issued to an insured up to age 65. The policy is not available in Wyoming.

What Is the Guaranteed Insurance Amount?

In each policy year the Guaranteed Insurance Amount for DLI- 100L is its face amount. The Guaranteed Insurance Amount for DLI-200D is its face amount until the 10th policy anniversary or the anniversary nearest the insured’s 25th birthday, whichever is later. Afterwards, the Guaranteed Insurance Amount is twice the face amount, even though the premiums do not change.

For example: If the face amount of DLI-100L issued at age 45 is $100,000, the Guaranteed Insurance Amount will be $100,000 in each policy year.

If the face amount of DLI-200D issued at age 45 is $100,000, the Guaranteed Insurance Amount is $100,000 during the first ten years. In the eleventh and later policy years (after the anniversary nearest the insured’s 55th birthday), it will increase to $200,000.

The owner of a Policy can purchase term insurance riders which may be added to a Policy to increase the life insurance protection. The amount of any term insurance will not vary with a Policy’s investment return (see “Initial Premium Amount Flexibility”, page 11, and “Optional Insurance Benefits”, page 29).

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How Does a Policy’s Death Benefit Vary?

The death benefit of a Policy is the Guaranteed Insurance Amount plus the Variable Insurance Amount, if positive. The Variable Insurance Amount reflects the accumulation of each policy year’s investment return (see “Policy’s Rate of Return and Resultant Investment Return”, page 19). The Variable Insurance Amount is zero during the first policy year. After that, it may be positive or negative as calculated on each policy anniversary.

The change in the Variable Insurance Amount on a policy anniversary will depend upon the relationship of a Policy’s actual rate of return (see “Actual Rate of Return”, page 19) for the policy year ending on the anniversary to 4.5%. the Policy’s assumed rate of return. The actual rate of return under a Policy reflects, through investment divisions in the Separate Account, increases or decreases in the net asset value of the Series Fund shares plus any distribution made during the policy year on such shares and increases or decreases in the value of the units of the Trusts. A Policy’s investment return for a policy year is the difference between a Policy’s actual rate of return and 4.5%, multiplied by a policy’s total investment base (see “The Amount Invested The Investment Base”, page 19).

It the actual rate of return exceeds 4.5%, the investment return is positive and the Variable Insurance Amount increases. The increase in the Variable Insurance Amount is an amount of insurance that is purchased by the dollar amount of investment return under a Policy.

An increase in the Variable Insurance Amount on a policy anniversary will not result in an increase in the death benefit if.

• the Variable Insurance Amount on the previous policy anniversary was negative (and the death benefit equalled the Guaranteed Insurance Amount); and

• such increase in the Variable Insurance Amount is not sufficient to make the resulting Variable Insurance Amount positive.

If the actual rate of return is less than 4.5%, the investment return is negative and the Variable Insurance Amount decreases. The decrease in the Variable Insurance Amount is an amount of Insurance that is cancelled on account of the negative investment return under a Policy if the prior Variable Insurance Amount was negative, such a decrease will make the Variable Insurance Amount more negative. A decrease in the Variable Insurance Amount will not result in a decrease in the death benefit below the Guaranteed Insurance Amount (see “Death Benefits”, page 9).

Certain policies will provide for increases in the Variable Insurance Amount otherwise calculated on each policy anniversary. This will be based upon a formula adjustment for assumed favorable mortality results as the Policy remains in force (see “Death Benefits”, page 9).

How Are Premiums Paid?

In return for insurance benefits and other policy rights, the owner must make regular premium payments Premiums are payable annually in advance during the insured’s lifetime Generally, premiums also can be paid semiannually, quarterly or monthly with a charge for loss of interest. The Insurance Company may restrict premium frequency if the premium payment period for DLI 100L is 10 years or less Premiums may also be prepaid at adiscount.

Amount of Premium Payments. The premium amount depends on the policy chosen, the policy, face amount, the premium payment period, the insured’s sex. (except in Montana, see “Legal Considerations”, page 24), insurance age, underwriting classification and the frequency of payments Premiums are fixed and level and do not vary with a Policy’s investment return or any increase in the Guaranteed Insurance Amount. Higher premiums are charged where there is an extra mortality risk Additional premiums are also charged for optional insurance benefits.

The minimum annual premium for DLI 200D and for DLI 100L with premiums payable to age 95 is $300 or the annual premium required for a face amount of $25,000, whichever is larger. The minimum annual premium for DLI-100L with premiums payable for a shorter time period may be greater than the minimum set forth above but in no event will it exceed the larger of $2000 or the annual premium required for a face amount of $25,000. (see “Premiums”, page 11, and “Optional Insurance Benefits”, page 29). In certain group or sponsored arrangements, the minimum premium and face amount requirements may be reduced (see “Group or Sponsored Arrangements”, page 21).

Period of Premium Payments. Premiums for DLI-100L are payable for the period selected by the applicant, subject to the Insurance Company’s rules, but in no event for less than 7 years nor for longer than to age 95. Once the Policy is issued, the premium payment period may not be changed. Premiums for DLI-200D are payable to age 95.

How Does the Separate Account Operate?

The Variable Life Insurance benefits for the policies are provided through investments made in the Separate Account. The Separate Account is a separate investment account used only to support Variable Life Insurance policies (see “The Separate Account”, page 15) It is not part of the Insurance Company’s general account.

The Separate Account is organized as a unit investment trust and is governed by the laws of the State of Illinois. There currently are 28 investment divisions within the Separate Account, 10 of which invest in

4

share of a designated mutual fund portfolio of the Merrill Lynch Series Fund, Inc. (a “series” type of mutual fund) and 18 of which invest in units of designated unit investment trust which is part of The Merrill Lynch Fund of Stripped (“Zero”) U.S Treasury Securities. An owner of a Policy can allocate the investment base for a Policy among up to any 5 of the 28 investment divisions.

A daily charge for mortality and expense risks is made against the assets of all divisions in the Separate Account. The charge is equivalent to an effective annual rate of .50% at the beginning of the year (see “Expenses Charged to All Divisions of the Separate Account”, page 21) In addition, a daily asset charge currently equivalent to .34% annually at the beginning of the year is made against the assets of investment divisions investing in the Trusts, which invest in units of a designated unit investment trust which is part of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities. This .34% charge may be increased in the future but in no event will it exceed an effective annual rate of .50% (see “Expenses Charged to Divisions Investing in the Trusts”, page 22).

Currently, the Insurance Company makes no charge against the Separate Account for company Federal income taxes Under the Insurance Company’s current tax status as a life insurance company, it does not expect to incur Federal income taxes attributable to the Separate Account However, if the Insurance Company incurs company Federal income taxes attributable to the Separate Account in future years, it may make a charge for those taxes (see “Charge for the Insurance Company’s Income Taxes”, page 24).

How Much of a Policy’s Premium Is Allocated to the Separate Account?

The amount allocated to the Separate Account (“net premium”) will equal the annual premium payable less any additional amounts of such premium for extra mortality risks and optional insurance benefits, and less deductions for sales load, state premium taxes, any annual administrative expenses, and risk charge. In addition, there is an extra charge made in the first policy year to cover administrative expenses to issue a Policy (see “Charges Deducted From Premium”, page 20).

The deduction for sales load will not exceed 20% of the basic annual premium for the first policy year and 4% of the basic annual premium for years 2 and later (see “Charges Deducted From Premium”, page 20). The sales load will not exceed 9% of the premium payments to be made during the period equal to the lesser of 20 years or the anticipated life expectancy of the insured under the policy based on the 1958 Commissioners Standard Ordinary Table (1958 CSO). For DLI-100L with a premium payment period of ten years or less, the deduction for sales load for the first policy year grades down to a maximum of 4% for a payment period of seven years. In certain group or sponsored arrangements, the charge for sales load may be reduced (see “Group or Sponsored Arrangements”, page 21).

The allocation of the net premium to the Separate Account is made once a year on the policy anniversary. For premiums paid on other than an annual basis, the allocation of the net premium will be in advance of receipt of the premiums payable by the owner subject to certain limitations for DLI-100L (See “Allocation of Set Premiums and Investment Base”, page 12), the net premium is allocated among up to any 5 of the investment divisions based on the owner’s instructions in the application, or as later changed by the owner.

What Are the Different Investment Portfolios in the Merrill Lynch Series Fund, Inc.?

Ten of the investment divisions of the Account will invest only in the shares of a designated mutual fund portfolio of the Merrill Lynch Series Fund, Inc. (“Series Fund”). The divisions invest in the following portfolios of the Fund:

Account Division	Series Fund Portfolio
Money Reserve Division	Money Reserve Portfolio
Government Bond Division	Intermediate Government Bond Portfolio
Corporate Bond Division	Long Term Corporate Bond Portfolio
High Yield Division	High Yield Portfolio
Capital Stock Division	Capital Stock Portfolio
Growth Stock Division	Growth Stock Portfolio
Multiple Strategy Division	Multiple Strategy Portfolio
Natural Resources Division	Natural Resources Portfolio
Global Strategy Division	Global Strategy Portfolio
Balanced Division	Balanced Portfolio

The investment divisions investing in the Natural Resources and Global Strategy Portfolios are not available in Maryland.

The Series Fund is managed by Merrill Lynch Asset Management, Inc. (“MLAM”), which is a subsidiary of Merrill Lynch & Co., Inc. MLAM receives a monthly fee from the Series Fund equivalent to an annual rate of 50% of the first $250 million of the aggregate average daily net assets of the Fund, .45% of the next $50 million, .40% of the next $100 million, .35% of the next $400 million and .30% of the excess over $800 million. For the month of December 1989, the Series Fund paid MLAM a fee equal to an annual rate of ..33% based on $2.656 billion of the aggregate average daily net assets of the Series Fund. MLAM has agreed that if in any year the aggregate ordinary expenses (excluding interest, taxes brokerage fees, commissions and extraordinary

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charges) of any portfolio of the Series Fund exceed the expense limitations then in effect under any state securities law or regulation, it will reduce its fee from such portfolio by such excess and, if required under such laws or regulations, it will reimburse the Fund in the amount of such excess. The Insurance Company has agreed to reimburse the Fund so that the ordinary operating expenses of the portfolios (which includes the monthly advisory fee) do not exceed .50% of the average daily net assets.

The Series Fund is briefly described on page 16. More detailed information about the Series Fund can be found in the accompanying prospectus, which should be read together with this prospectus.

What Are the Different Unit Investment Trusts of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities

Eighteen of the investment divisions of the Account will invest in units of a designated unit investment trust which is part of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities. The Trusts currently available have maturity dates in years 1991 through 2002, 2003 and 2005 through 2010.

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of Merrill Lynch & Co., will serve as sponsor for each unit investment trust. As sponsor, MLPF&S will sell units of the Trusts to the Separate Account. The price of these units will include a transaction charge which will not be paid by the Separate Account upon acquisition but will be paid directly by the Insurance Company to MLPF&S out of the Insurance Company’s general account assets. The amount of the transaction charge paid will be limited by agreement between the Insurance Company and MLPF&S and will not be greater than that ordinarily paid by a dealer for similar securities. The Insurance Company will seek reimbursement for the amounts paid through a daily asset charge which will be made against the assets of investment divisions investing in the Trusts. The amount of this charge is currently equivalent to .34% annually at the beginning of the year. This amount may be increased in the future but in no event will it exceed an effective annual rate of .50%. The charge will be cost-based (taking into account a loss of interest) with no anticipated element of profit for the Insurance Company.

The value of the Trust units will vary more widely than units of a unit investment trust containing coupon-bearing U.S. Treasury securities with comparable maturities. Accordingly, the investment base allocated to divisions investing in the Trusts may show wide fluctuations from day to day, particularly when the period to maturity is relatively long. The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities is briefly described on pages 17 through 18. More detailed information can be found in the accompanying prospectus, which should be read together with this prospectus.

How Can the Owner Allocate the Net Premiums and Investment Base for a Policy ?

Generally in the application for a Policy, the owner can designate, subject to the Insurance Company’s rules, how the net premium is to be allocated among up to any 5 of the investment divisions of the Separate Account No less than 10% may be allocated to any division selected Percentages must be in whole numbers DLI 100L with a premium payment period of 10 years or less is subject to special allocation rules (see “Allocation of Net Premiums and Investment Base”, page 11).

The owner may change the allocation of future net premiums after a Policy is an effect. The owner also can change the allocation of the investment base that supports a Policy 5 times each policy year (see “Allocation of Net Premiums and Investment Base”, page 11) The ability to make allocations to divisions investing in the Trusts depends on the availability of units of the Trusts. (see “Allocation of Net Premiums and Investment Base”, page 11).

Is the Death Benefit Excludable from Gross Income for Tax Purposes?

The death benefit under a Policy is subject to the same Federal income tax treatment as proceeds of fixed life insurance Therefore, the death benefit will be fully excludable from the gross income of the beneficiary under Section 101(a)(1) of the Internal Revenue Code (see “Tax Considerations—Policy Proceeds”, page 22).

What is the Tax Treatment of Cash Value Increases?

The cash value under a Policy is subject to the same Federal income tax treatment as a cash value under fixed life insurance. Therefore, the owner will not be deemed to be in constructive receipt of the cash values, including any yearly increases, unless and until actual surrender of a Policy Upon surrender of a Policy for its cash value, the excess, if any, of the each value over the premiums paid in will be treated as ordinary income for Federal income tax purposes (see “Tax Considerations—Policy Proceeds”, page 22)

What is the Loan Privilege?

The owner may borrow up to the loan value of the Policy from the Insurance Company. A Policy will be the only security required for the loan. The owner may repay all or part of the loan at any time while the insured is living.

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The owner may choose either a fixed loan interest rate provision (5 1/2% a year) or an adjustable loan interest rate provision (see “Adjustable Loan Interest Rate”, page 14). If interest isn’t paid when due, it will be added to the amount of the loan.

Effect of a Loan. While a loan is outstanding, a part of the cash value equal to the policy debt is maintained in the Insurance Company’s general account rather than the Separate Account. If the loan was taken under the fixed loan interest rate provision the part maintained in the general account is credited with a 45% annual net return and does not add to a Policy’s investment return If the loan was taken under the adjustable loan interest rate provision, the part maintained in the general account is credited with the loan rate of return, which is the adjustable loan interest rate, less a maximum of 25% less any charge which might be assessed for the Insurance Company’s taxes (see “Loan Rate of Return”, page 20). The Insurance Company currently is not assessing such a charge for taxes. The loan rate of return will affect the investment return for a Policy (see “Policy’s Rate of Return and Resultant Investment Return”, page 19).

The death benefit (above the Guaranteed Insurance Amount) and the cash value are permanently affected by a loan, whether or not repaid in whole or in part. The amount of any outstanding policy debt is Subtracted from the death benefit or cash value upon settlement (see “Policy Loan”, page 13). If the policy debt exceeds the cash value, the Insurance Company will terminate the Policy in accordance with the procedure described on page 15.

Who Are the Insurance Company and MLPF&S?

The Insurance Company is a stock life insurance company organized under the laws of the State of Illinois. We are an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. We are authorized to sell life insurance and annuities in 43 states. We are authorized to offer variable life insurance in various jurisdictions.

MLPF&S is a also a wholly owned subsidiary of Merrill Lynch & Co., Inc. and provides a broad range of securities brokerage and investment banking services in the United States It provides marketing services for us and is the principal underwriter of our variable life policies issued through the Separate Account. We pay MLPF&S for services relating to the policies under a distribution agreement. Administrative services for the policies are provided at Monarch Life Insurance Company, Inc. (the “Service Center”). P.O. Box 9025, Springfield, Massachusetts 01102 9025.

Who Sells the Policies?

MLPF&S is principal underwriter (distributor) of the policies, as well as for other policies issued through the separate account. It is registered with the SEC as a broker dealer and is a member of the National Association of Securities Dealers. We pay MLPF&S for acting as principal underwriter under a Distribution Agreement.

The Insurance Company has sales agreements with various organizations including ML Life Agency Inc. in Texas. Merrill Lynch Life Agency Ltd in Mississippi and with various Merrill Lynch Life Agencies elsewhere. Under these agreements, applications for the policies are solicited by financial consultants of MLPF&S. the broker-dealer. The financial consultants are authorized under applicable state regulations to sell variable life insurance as agents of MLPF&S.

Commissions. The maximum commission as a percentage of a premium payable to qualified registered representatives will, in no event, exceed 35%. In addition, the organizations described above will also receive override payments and may be reimbursed under MLPF&S’s expense reimbursement allowance program for portions of expenses incurred.

What Are the Insurance Underwriting Requirements?

Insurance underwriting is designed to group applicants of the same age into classifications which can be expected to produce mortality experience consistent with the actuarial structure for that class. The Insurance Company uses the following methods of underwriting: (a) simplified and non-medical underwriting not requiring a physical exam, and (b) medical underwriting which requires an exam.

Under the simplified underwriting method. Policies may be issued either as standard, non-smoker or with a higher premium for extra mortality risks.

In other situations, non medical or medical underwriting is used. As a result of these methods of underwriting, the proposed insured may be classified as standard-medical, non-smoker or preferred risk. If proposed insureds are placed in the non-smoker or preferred risk class, they will be eligible for lower Premiums. Applicants who are not placed in one of the above classifications and are expected to produce higher mortality experience will pay higher premiums. In certain group or sponsored arrangements, underwriting classifications may be modified (see “Group or Sponsored Arrangements”, page 21).

Assumption of Previously Issued Policies

On November 14, 1990. Monarch Life Insurance Company (“Monarch”), the Insurance Company and other Merrill Lynch insurance companies entered into

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an indemnity reinsurance and assumption agreement (the “Assumption Agreement”). Under the Assumption Agreement, the Insurance Company acquired, on an assumption reinsurance basis, certain of the variable life insurance policies issued by Monarch through its Variable Account A, including policies which except for the issuer, are identical in all material respects (“reinsured policies”) to the policies discussed in this prospectus. Thus, the Insurance Company has all the liabilities and obligations under the reinsured policies assured by it. All further payments made under the reinsured policies assumed by the Insurance Company will be made directly to or by the Insurance Company.

If you are the owner of a reinsured policy, you have the same rights and the values under your policy as you did before the reinsurance transaction. However, you will look to the Insurance Company instead of to Monarch to fulfill the terms of your policy. Pursuant to the Assumption Agreement, all of the assets of Monarch’s Variable Account A relating to the reinsured policies were transferred to the Insurance Company. Thus, as of the effective date of the assumption of the reinsured policies, the assets of the Insurance Company’s Separate Account are only available to the Insurance Company’s obligations under the variable insurance policies assumed by it. Those are not chargeable with liabilities arising out of any other business that Monarch has conducted, and the assets of the Separate Account cannot be reached by Monarch or Monarch’s creditors. (See “How Does the Separate Account Operate?”, page 4).

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DEATH BENEFITS

Proceeds. The Insurance Company will pay the death benefit proceeds of a Policy to the named beneficiary upon the insured’s death. The proceeds may be paid in cash or under one or more income plans (see “Income Plans”, page 29)

Death benefit proceeds include:

•    the Guaranteed Insurance Amount plus the Variable Insurance Amount, it positive, on the immediately preceding anniversary in the year of death;

•    any insurance on the insureds life provided by riders, and

•    any refund of premium paid for the period beyond the policy month of the insured’s death.

Any policy debt (see Policy Loan’. page 13) is Subtracted from this total In addition, one months premium is subtracted if the insured dies during the grace period of an unpaid premium.

Death benefit proceeds (exclusive of amounts due from riders) will be at least equal to the amount of paid-up whole life insurance that Policy’s net cash value will purchase on the date of death at the insured using the net single premium shown in the Policy Thus, under certain circumstances for example, when a Policy is paid up by its terms, it is possible that an owner may not forego any increase in death benefit until the next policy anniversary it investment results should be favorable.

All calculations will be made as of the date of death.

Variable Insurance Amount. The Variable Insurance Amount a Policy provides is zero during the first policy year After that, the amount may be positive or negative as calculated on an annual basis.

On each policy anniversary, the Insurance Company will determine the Variable Insurance Amount for the policy year beginning on that anniversary by taking into account.

•    the Variable Insurance Amount (positive or negative) for the preceding policy year;

•    the Policy’s investment return for the preceding policy year (see “Policy’s Rate of Return and Resultant Investment Return”, page 19); and

•    the formula adjustment (see “Formula Adjustment”, page 10).

The Variable Insurance Amount changes only on a policy anniversary.

For example. Using DLI-200D illustrated on page 31 and assuming the 8% hypothetical gross annual investment return equivalent to an actual rate of return of 7.09%) the death benefit shown at the end of policy year 5 would change as follows

	Guaranteed Insurance Amount	Variable Insurance Amount	Death Benefit
End of policy Year 5	$51,301	$1761	$53062
Change	0	733	733
End of Policy Year 6	$51,301	$2494	$53795

If, instead, the gross annual investment return during the sixth policy year had been 0% (equivalent to an actual rate of return of –0.87%), the death benefit at the end of policy year 5 would change as follows:

	Guaranteed Insurance Amount	Variable Insurance Amount	Death Benefit
End of Policy Year 5	$51,301	$1,761	$53,062
Change	0	1,523	1,523

End of Policy Year 6	$51,301	$238	$51,539

The change in the Variable Insurance Amount on a policy anniversary will depend on the relationship of a Policy’s actual rate of return (see “Actual Rate of Return”, page 19) for the policy year ending on the anniversary, to 4.5%, the Policy’s assumed rate of return If the actual rate of return exceeds 4.5%, the Variable Insurance Amount increases. Subject to the formula adjustment described on page 10, if the actual rate of return is less than 4.5%, the Variable Insurance Amount decreases; the Variable Insurance Amount will not change from one year to the next if a Policy’s actual rate of return equals 4.5%. Policy loans under the adjustable loan interest rate provision will affect any increases or decreases in the variable insurance amount (see “Investment Return for a Policy”, page 20).

If the Variable Insurance Amount is negative at the end of the policy year, the death benefit will equal the Guaranteed Insurance Amount. In that event, the death benefit would increase above the Guaranteed Insurance Amount on the next policy anniversary only if the actual rate of return for such year was sufficiently greater than 45% to result in an investment return large enough to offset the negative Variable Insurance Amount in the prior policy year

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For example: Using DLI-200D illustrated on page 31 and assuming a 0% hypothetical gross annual investment return (equivalent to an actual rate of return of –0.87%) for the first 5 policy years, the Variable Insurance Amount is –$3,311 at the end of policy year 5. In order for there to be in increase in the death benefit above the Guaranteed Insurance Amount at the end of policy year 6, the actual rate of return in policy year 6 would have to be at least 18.63%.

The change in the Variable Insurance Amount on a policy anniversary equals the amount of insurance purchased under a Policy or the amount of insurance coverage cancelled under a Policy which results from positive or negative investment return, respectively. To calculate the change in the Variable Insurance Amount, the Insurance Company uses a net single premium per $1 of paid up whole life insurance based on the insured’s age at the anniversary. Thus, for example, if the investment return for a male age 35 is $100, positive or negative, the Variable Insurance Amount will increase or decrease by $425 (see table opposite). Since the dollar amount of a Policy’s investment return depends on the total investment base supporting a Policy (see “The Amount Invested The Investment Base”, page 19) which will tend to be larger in later years, the increase or decrease in the Variable Insurance Amount will tend to be larger in later years.

For example: Using DLI-200D illustrated on page 31 and assuming an 8% hypothetical gross annual investment return (equivalent to an actual rate of return of 7.09%, the change in Variable Insurance Amount on the 6th policy anniversary is less than the change occuring on the 20th policy anniversary, as follows:

		Calculation of Change in Variable Insurance Amount at End of Policy Year
		6	20
(1)	Cash Value End of Prior Year	$8,165	$16,089
(2)	Net Premium	1,639	1,639

(3)	Investment Base Beginning of Current Policy Year (1) + (2)	9,804	47,728
(4)	Actual Rate of Return (0709) Less Assumed Rate of Return (045)	0259	0259
(5)	Investment Return. (3) x (4)	254	1.235
(6)	Net Single Premium at End of Current Year	34,603	52,808
(7)	Change in Variable Insurance Amount (5) + (6)	$733	$2,338
Correspondingly, if the actual rate of return had been less than 4.5% a larger amount of Variable Insurance Amount would have been cancelled on the 20th policy anniversary. Figures are rounded.

It should be noted that as shown in the table below, the net single premium increases as the insured advances in age and thus larger dollar amounts of investment return are required each year to result in the same increases in the Variable Insurance Amount.

Net Single Premium: A Policy includes a table of net single premiums used to convert the investment return for a Policy into increases or decreases in the Variable Insurance Amount. This purchase basis does not depend upon the risk classification of a Policy or any Changes in the insureds health after issue of a Policy The net single premium will be lower for a Policy issued to a female than for a Policy issued to a male, as shown below.

TABLE OF ILLUSTRATIVE NET SINGLE PREMIUMS

Male Attained Age	Net Single Premium per $1.00 of Variable Insurance Amount	Variable Insurance Amount Purchased or Cancelled by $1.00 of Investment Return
5	$08550	$11.70
15	11834	8.45
25	16522	6.05
35	23528	4.25
45	33460	2.99
55	45929	2.18
65	59811	1.67

Female Attained Age
5	$07095	$14.09
15	09683	10.33
25	13510	7.40
35	18992	5.27
45	27165	3.68
55	38186	2.62
65	51413	1.95

Formula Adjustment. For certain Policies issued without a higher premium for extra mortality risks, the Variable Insurance Amount otherwise calculated on a policy anniversary will be increased to reflect assumed favorable mortality results as the policy remains in force, it will be calculated as follows.

(1)	The total investment base immediately before the anniversary plus any policy debt, multiplied by

(2)	The adjustment factor on the anniversary as set forth in the table included in a Policy, divided by

(3)	The net single premium based on the insured’s age at the anniversary.

The adjustment factors range between 0 and 0255 and depend on the version of the policy, issue age, premium payment period, risk class, policy anniversary and sex (except in Montana, see “Legal Considerations”, page 24).

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POLICY RIGHTS AND OBLIGATIONS

Premiums

Premium Period and Frequency. Payment of the first premium is required to put a Policy in effect After that, premium due dates are measured from the policy date The premiums are shown in a schedule in the Policy Premiums are payable at the Service Center For DLI-100L premiums are payable for the period selected by the applicant, subject to the Insurance Company’s rules, but in no event for less than 7 years nor for longer than to age 95 Once the Policy is issued, the premium payment period may not be changed for DLI-200D the premiums are payable up to age 95. Generally premiums can be paid annually, semiannually, quarterly or monthly. It however, the premium payment period for DLI-100L is 10 years or less the Insurance Company may restrict premium frequency. The minimum annual premium for DLI-200D and for DLI-100L with premiums payable to age 95 is $300 or the annual premium required for a face amount of $25,000, whichever is larger. The minimum annual premium for DLI-100L with premiums payable for a shorter time period may be greater than the minimum set forth above but in no event will it exceed the larger of $2000 or the annual premium required for a face amount of $25,000. In certain group or sponsored arrangements. the minimum premium and face amount requirements may be reduced (see “Group or sponsored Arrangements”, page 21). When payments are made on other than an annual basis, the aggregate premium amounts for a policy year are higher, reflecting a charge for loss of interest as shown in the following table.

Premiums on Installment Basis

(as a percentage of an annual premium)
Frequency	Each Premium	Aggregate Premiums For Policy Year
Annual	100.0%	100.0%
Semiannual	51.8	103.6
Quarterly	26.4	105.6
Monthly	8.9	106.8

Level Premiums. In setting its premium rates, the Insurance Company considers actuarial estimates of death and cash value benefits, lapses, expenses, investment experience and an amount to be contributed to the Insurance Company’s surplus. Premiums for a policy are payable on a level basis. The level premiums act as an averaging device to cover expenses, which are highest in the early policy years, and the cost of the mortality risk, which increases with age and with the doubling of the Guaranteed Insurance Amount in the case of DLI-200D. Thus, in early policy years premiums are higher than needed to pay death claims. In later years premiums are less than needed to meet the death claims. Accordingly, the assets allocated to the

Separate Account in early policy years are used in part to support the expected death claims in those years, with the balance accumulated as a reserve to help meet death claims in later policy years. Also, assets are allocated to the Insurance Company’s general account to accumulate as a reserve to cover the contingency that the insured will die at a time when the Guaranteed Insurance Amount exceeds the death benefit that would have been payable based upon the Policy’s cumulative investment return in the absence of such guarantee.

Initial Premium Amount Flexibility. In order to provide the owner with some choice at the annual premium amount per $1.000 of initial insurance amount. A Policy issued at ages 15 to 59 may be combined with 10 Year Renewable Term Rider “rider” providing term insurance. The term insurance may not exceed 80% of the combined initial insurance amount or a Policy and the rider. The rider has premiums which change every 10 years and is renewable for 10 year periods or to age 70, whichever is earlier. Insurance under the rider may be converted at age 70 to a permanent insurance plan offered by the Insurance Company. The amount of coverage under a rider may be reduced according to the Insurance Company’s rules.

At issue ages 60 and over, a Policy may be combined with a 10 Year Term Rider. This term insurance may not exceed 50% of the combined initial insurance amount of a Policy and the rider It provides coverage for 10 years. Premiums are fixed and level.

No portion of the premium for a rider is allocated to the Separate Account and therefore the rider contains no variable feature. At renewal or issue ages over 56, the riders will have a cash value in certain policy years.

The term riders are not available with DLI-100L if the premium payment period is less than 10 years.

Prepayment Account. An owner may set up an account to prepay, at a discount, one or more annual premiums. The interest rates will be guaranteed for the prepayment period. The interest rates will be set by the Insurance Company based on investment rates then currently available in its general account. Assets supporting the prepayment account will be held in the Insurance Company’s general account. On each policy anniversary, the annual premium due will be with drawn from the prepayment account and applied to a Policy.

The value of a prepayment account will equal the initial prepayment less premiums applied to a Policy plus interest credited to the account. The current prepayment value will be paid out on the insured’s death. Ninety three percent of the prepayment value will he paid out it a Policy is cancelled for its net cash value, or if the prepayment account is cancelled.

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Grace Period. When a premium is paid, a Policy stays in effect until 31 days after the next premium is due. These 31 days are called the grace period. A Policy’s benefits will not be affected if the premium is paid during the grace period. If the insured dies during the grace period before the premium is paid, the Insurance Company will deduct one month’s premium from the proceeds.

Default. If a premium is not paid by the end of its grace period, any net cash value is applied under one of the cash value benefits (see Cash Value Benefits, on this page). If there is no net cash value, ill coverage stops.

Reinstatement. A Policy may be reinstated any time within years after the due date of the first unpaid premium To reinstate means to restore the coverage and investment base that would have been available if all premiums had been paid when due. A Policy may not be reinstated after the insured’s death or if it has been cancelled for its net cash value To reinstate, the Insurance Company must be given satisfactory evidence that the insured is still insurable. The owner also must pay a reinstatement amount determined under a formula set forth in a Policy.

Allocation of Net Premiums and Investment Base

In the application for a Policy, the owner can designate how the net premium is to be allocated among up to any 5 of the investment divisions permitted for initial allocation. For DLI- 200D and DLI- 100L with a premium payment period of 11 years or more, the owner is permitted to choose from among all of the investment divisions in the Separate Account For DLI-100L with a premium payment period of 10 years or less, subject to the dollar limitation below, the owner is permitted to allocate only to the Money Reserve Division, the High Yield Division, the Multiple Strategy Division and the divisions investing in the Trusts with maturity dates no later than 2001. The owner may allocate an unlimited amount to the Money Reserve Division and may allocate up to a total of $150,000 to one or any combination of the other divisions permitted. No less than 10% may be allocated to any division selected. Percentages must be in whole numbers For DLI-100L with a premium payment period of 10 years or less, after the end of the free look period, the owner may allocate among up to any 5 of the investment divisions of the Separate Amount.

For DLI-100L with a premium payment period of 10 years or less, if the allocation requested in the application does not comply with our rules, any funds requested to be allocated to divisions other than those permitted will be allocated to the Money Reserve Division. If amounts in excess of $150,000 are designated to go to those divisions subject to the $150,000 limitation described above, any excess will be allocated to the Money Reserve Division. If more than $150,000 was requested to be allocated to two or more of the divisions subject to the limitation, a pro rata portion of the $150,000 limit will be allocated to each division. If the funds have been allocated other than as requested in the application, the applicant will be notified. In order to change this allocation the owner must notify the Insurance Company after the end of the free look period.

The full year’s net premium is allocated to the separate Account on the policy date and on each anniversary even though the premium is paid monthly or other wise thereafter. The owner may change the allocation of future net premiums after a Policy is in effect The change will take effect on the next policy anniversary after. notification by the owner provided.

• the Insurance Company receives the notification at least 7 days before the anniversary and

• no premiums are overdue The owner can also change the allocation of the total investment base among the investment divisions 5 times each policy year (see “The Amount Invested:

The Investment Base”, page 19, for a full description of the investment base). Such change will take effect when notice is received, provided no premiums are overdue and provided for DLI-100L with premium payment period of 10 years or less, it is not before the end of the free look period.

The ability of an owner to allocate future net premiums and additional portions of the investment base to investment divisions investing in the Trusts may be limited by the availability of units of the Trusts.

If any part of the investment base or future net premiums of a Policy is allocated or designated to be allocated to investment divisions investing in the Trusts, then as of the maturity date of a given Trust, unless otherwise specified by the owner, the amounts in that division and all future amounts designated to go to that division will be allocated to the Money Reserve Division. The Insurance Company will notify the owner 30 days in advance of the maturity date. To elect an allocation of the investment base to other than the Money Reserve Division, the owner must notify the Insurance Company in writing at least days prior to the maturity date or, in the case of future net premiums, at least 7 days before the anniversary.

Cash Value Benefits

The owner can stop paying premiums at any time during the premium payment period and select one of these cash value benefits:

• cancel a Policy and receive its net cash value: or

• use the net cash value to continue a Policy as reduced paid-up insurance without further premiums; or

• use the net cash value to continue a Policy as extended term insurance without further premiums.

When a Policy is cancelled, such cancellation will be effective the date the request for cancellation and the Policy are sent to the Insurance Company. The

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Insurance Company will determine the net cash value when the request and the Policy are received at the Service Center.

When a Policy is continued as reduced paid up or extended term insurance, its investment base is transferred from the Separate Account to the Insurance Company’s general account. After that, the benefits will not vary with investment return, unless the Policy is later reinstated.

Net Cash Value. The cash value increases or decreases daily to effect a Policy’s investment return (see “Policy’s Rate of Return and Resultant Investment Return” page 19). The cash value for a Policy at the end of a policy year is equal to the tabular cash value on that date is shown in the Policy plus (or minus) the net single premium on that date for the Variable Insurance Amount. The net cash value is the cash value minus any policy debt. The cash value on a date during a policy year, assuming no policy loans during the year, can be expressed as.

(l) The cash value at the end of the preceding year, plus

(2) the portion of the net premium if any, corresponding to the period for which premiums have been paid, plus

(3) the actual rate of return (positive or negative) for a Policy applied to the investment base at the beginning of the year; minus

(4) the charge for the cost of insurance protection (which will vary annually) provided since the end of the preceding year which is computed based upon the amount of insurance provided during the year and the insured’s age and sex on such date.

No minimum amount of cash value is guaranteed. Because of the additional first year administrative charge, there may be no cash value during the early months of the first policy year for a Policy with relatively small premiums that are paid more frequently than annually.

Reduced Paid-up Insurance. The owner can stop premium payments at any time during the premium payment period and use the net cash value as a net single premium at the insured’s attained age to buy paid up whole life insurance.

Reduced paid-up insurance has cash and loan values. If the insured dies the Insurance Company will pay the paid up insurance amount to the beneficiary.

Extended Term Insurance. The owner can stop premium payments at any time during the premium payment period and use the net cash value as a net single premium at the insured’s attained age to purchase extended term insurance. The extended term insurance will be for a fixed amount and will not vary after it is in effect. The amount of extended term insurance will be the Guaranteed Insurance Amount plus the Variable Insurance Amount, if positive, minus any policy debt. The period of extended term insurance will depend on the net cash value and the insured’s age at the date of election.

Insurance amounts will be determined as of the due date of the overdue premium. The Insurance Company will determine the net cash value and policy debt as of the date it receives the request.

Extended term insurance has a cash value bur no loan value. If the insured dies during the term insurance period the Insurance Company will pay the amount of extended term insurance to the beneficiary.

Extended term insurance is not available in the Policy is issued with a higher premium for extra mortality risks.

For example: Using DLI-200D illustrated on page 31 and assuming the 0% and 8% hypothetical gross annual investment returns the cash value benefits at the end of policy year 5 would be as follows.
	0%	8%
Cash Value	$ 6,469	$ 8,165
Reduced Paid-up Insurance	$19,332	$24,404
	for life	for life
Extended Term Insurance	$51,301	$53,062
	for 14 years	for 17 years

Automatic Selection of a Cash Value Benefit. If an owner stops paying premiums during the premium payment period without selecting a cash value benefit, the Insurance Company will wait until 2 months after the end of the grace period. Then if the owner still hasn’t chosen a benefit, the Insurance Company will select extended term insurance if a Policy does not have additional premiums for extra mortality risks, and transfer the investment base from the Separate Account to the Insurance Company’s general account. Otherwise reduced paid-up insurance will be chosen.

Partial Surrender. A Policy may be split into two Policies with one Policy continued on a premium paying basis during the premium paying period and the other surrendered for its cash value. The Policy continued must have a face amount of at least

$25,000, but in no event less than the minimum for that class of business. The premiums and cash values for the new Policy will be based on the face amount continued, the premium payment period, the underwriting class and the insured’s sex and age on the policy date of the original policy. This privilege is subject to the Insurance Company’s administrative rules.

Policy Loan

The owner may borrow money from the Insurance Company using a Policy as the only security for the loan. A loan may be taken any time a Policy is in effect.

13

unless it’s being continued as extended term insurance. The owner may repay all or part of the loan at any time while the insured is living. With a proper written request to the Insurance Company an owner may designate the divisions from which the loan amounts will be transferred and to which repayments will be made. The amount of the loan may not exceed the loan value. Any existing policy debt will be subtracted from a new loan. The smallest loan is $300 unless the loan is being used to pay premiums on a Policy. The smallest repayment is $300.

The Insurance Company offers both a fixed and (subject to state availability) in adjustable loan interest rate provision. The fixed loan interest rate provision will be automatically applicable unless the owner elects the adjustable loan interest rate provision. The owner may make such an election in the application. In which case it will take effect as of the policy date. The election may also be made after issue by proper written request to the Insurance Company. In this case the provision will take effect on the next policy anniversary. If the adjustable loan interest rate provision is elected, it will remain in effect for the life of the Policy unless the Policy is continued as extended term insurance.

Loan Value. If no premium is unpaid for more than 3 months, the loan value is

•	75% of the cash value during the first 3 policy years. or
•	90% of the cash value after the first 3 policy years.

If a Policy is being continued as reduced paid up insurance, the loan value is the Policy’s cash value on the next anniversary minus interest at 54% a year to the next anniversary.

Interest. Depending on the provision selected by the owner, the interest rate on loans is either the fixed interest rate of 54% a year or the adjustable loan interest rate as defined below. Interest accrues each day. Interest payments are due at the end of each policy year. If interest isn’t paid when due, it will be added to the amount of the loan. The sum of all outstanding loans plus accrued interest is called the policy debt. If the policy debt exceeds the cash value, the Insurance Company will terminate the Policy. The Insurance Company will not do this, however, until 31 days after the Insurance Company mails notice of it’s intent to terminate.

Adjustable Loan Interest Rate. (The rules below are the Insurance Company’s general rules. These rules may differ in certain states) During the first policy year and while the policy is under reduced paid up insurance, the adjustable loan interest rate is 5 1⁄4%.

Thereafter, the adjustable loan interest rate for 2 policy will be the lowest of the Published Monthly Average (as defined below) for the month ending two months before the beginning of the policy year, the maximum loan rate allowed in the state of jurisdiction or l5%. In addition the Insurance Company reserves the right to lower the adjustable loan interest rate which would otherwise be determined, in order to bring the interest charged in line with federal laws, regulations and rulings relating to the tax deductibility of policy loan interest. In no event will the adjustable loan interest rate be less than 5 1⁄4%.

The Published Monthly Average means the Moody’s Corporate Bond Yield Average Monthly Average Corporates as published by Moody’s Investors Service Inc or any successor thereto. If such averages are no longer published, the Insurance Company will use such other averages as may be established by regulation by the insurance supervisory official of the jurisdiction in which this policy is delivered.

The adjustable loan interest rate will be determined is of the beginning of each policy year and it will apply to any new or outstanding loan under the policy during that policy year. The Insurance Company will notify the owner of the interest rate when a loan is made. The Insurance Company will give 30 days advance written notice before each anniversary of the interest rate for the next policy year.

Effect of a Loan. An amount equal to the loan proceeds will be transferred out of the Separate Account, and a repayment will be transferred in (see “What is the Loan Privilege”, page 6). Loans and repayments will be allocated among the investment divisions as elected by the owner or, in the absence of any such election, among the investment divisions in proportion to the investment base in each division as of the date of the loan or repayment. A loan, whether or not repaid, will have a permanent effect on the death benefits and cash values. If not repaid, the policy debt will reduce the amount of death benefit proceeds and cash

14

value benefits. A loan or repayment will not affect the amount of any premiums due

For example: Using DLI 200D illustrated on page 31 and assuming the 8% gross annual investment return, and further assuming a loan of $4,000 at the end of policy year 5, at the fixed loan interest rate, the death benefit at the end of policy year 6 would be as follows.

	Guaranteed Insurance Amount	Variable Insurance Amount	Death Benefit
End of Policy Year 5	$51,301	$1,761	$53,062
Increase	0	434	434

End of Policy Year 6	$51,301	$2,195	$53,496

The increase is only $434 as compared to the $733 increase shown in the example on page 9. The difference reflects the fact that a portion of the cash value equal to the loan that was transferred to the general account was credited with 4.5% rather than the 7.09% actual rate of return.

In addition the loan of $4,000 plus $210 interest, it not paid, would be deducted from the death benefit proceeds it death occurred at the end of policy year 6.

Right to Exchange for Fixed Life Insurance

The owner may exchange a Policy for a policy with benefits that do not vary with investment results. The exchange must be elected within 18 months from the date of issue and only it premiums are not overdue. No evidence of insurability will be required.

There will be a cash adjustment on exchange. The adjustment will be a Policy’s net cash value minus the new policy’s tabular cash value. If the result is positive, the Insurance Company will pay the owner. If the result is negative, the owner must pay the Insurance Company. Under some circumstances, it may be less advantageous to exchange a Policy for the fixed life insurance policy described below than to purchase a fixed life insurance policy in the first instance.

The Insurance Company will issue the new policy on the insured’s life after it receives:

•	a proper written request;

•	the Policy being exchanged; and

•	any amount due the Insurance Company on exchange.

Other Facts About the New Policy. The new policy’s owner and beneficiary will be the same as those of the Policy on the effective date of the exchange. The new policy will have the same premium payment period, face amount and benefit riders as the original Policy. The death benefit under the new policy will be the Guaranteed Insurance Amount for the original Policy. The cash value will be the tabular cash value for the original Policy as set forth therein.

Right to Examine a Policy (“Free Look”)

A policy may be returned within 10 days after the owner receives it, within 45 days after the owner completes Part I of the application for insurance, or within 10 days after the Insurance Company mails a notice of Right of Withdrawal, whichever is latest. It can be mailed or delivered to either the Insurance Company or the registered representative who sold it. The returned Policy will be treated as it the Insurance Company never issued it and the Insurance Company will promptly refund any premium paid without interest. The Insurance Company reserves the right to require a period of 6 months before it will accept an application for a new Policy with the same owner and insured as a Policy which has been returned under this provision.

For a further description of how Policy benefits are calculated, see “How Policy Benefits Vary To Reflect the Separate Account’s Investment Results” on page 19. That description together with the foregoing description of Policy provisions is qualified by reference to a specimen of the Policy which has been filed as an exhibit to the Registration Statement. Settlement options, optional insurance and general provisions of the Policy are discussed in Appendix B.

THE SEPARATE ACCOUNT

The Separate Account

The Separate Account is a separate investment account of the Insurance Company to which an amount equal to the annual premium payable less the charges deducted from premiums (see “Charges and Expenses”, page 20) is allocated to support the Variable Life Insurance benefits under a Policy. This Account is kept separate from the Insurance Company’s general account and other separate accounts. It is used only to support Variable Life Insurance policies, including the annual premium policies described herein and other types of variable life insurance policies described in separate prospectuses. However, it does not support a Policy if it is being continued as fixed benefit reduced paid-up or extended term insurance.

The Insurance Company owns the assets in the Separate Account. It is required to maintain assets which are at least equal to the reserves and other liabilities of the Separate Account Assets equal to such reserves and other liabilities may not be charged with liabilities

15

that arise from any other business the Insurance Company conducts But the Insurance Company may transfer to its general account assets which exceed the reserves and other liabilities of the Separate Account.

The Separate Account was established by the Insurance Company on November 19, 1990, and is registered as an investment company with the securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 Such registration does not involve supervision of the management of the Separate Account or the Insurance Company by the SEC. The Separate Account is also governed by the laws of the State of Illinois.

Income and realized and unrealized gains or losses from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses in the Insurance Company’s other investment accounts

The Insurance Company has allocated assets to the Account to facilitate the commencement of the Separate Account’s operations The Insurance Company also may accumulate in the Separate Account the charge for expense and mortality risks, mortality gains and losses and investment results applicable to those assets that are in excess of net assets for Variable Life Insurance Policies At some future date the Insurance Company may transfer assets in excess of the reserves, the unrecovered policy loading(for certain Single Premium Variable Life Insurance policies) and other liabilities of the Separate Account to its general account. Before making any such transfer, however, the Insurance Company would consider whether the transfer could have any adverse effect on the Account.

Investments of the Separate Account

There are currently 28 investment divisions within the Separate Account. Ten of these divisions invest in a designated series of stock issued by the Merrill Lynch Series Fund, Inc. (“Series Fund” or “Fund”). Each series of stock represents the interest in a separate portfolio within the Series Fund. The other 18 divisions invest in units of a designated unit investment trust (collectively the “Trusts”) which are part of The Merrill Lynch Fund of Stripped (“Zero”) U S Treasury Securities. Each unit investment trust contains issues with the same maturity date of stripped U S Treasury securities, coupons stripped from such securities and receipts and certificates for such coupons and securities. The availability of these investment divisions depends on the availability of units of the Trusts.

Full descriptions of the Fund and the Trusts, their investment policies and restrictions, their charges and expenses and all other aspects of their operation are contained in the accompanying prospectuses. The prospectuses for the Fund and the Trusts must accompany, and should be read together with, this prospectus.

The Series Fund

The Fund receives advice with respect to the investment of each of its series from Merrill Lynch Asset Management, Inc (“MLAM”), which provides administrative services and investment advice and makes all investment decisions for the Series Fund. MLAM is a subsidiary of Merrill Lynch & Co., Inc. MLAM is a registered investment adviser under the Investment Advisors Act of 1940.

MLAM receives from the Series Fund a monthly advisory fee equivalent to an annual rate of .50% of the first $250 million of the aggregate average daily net assets of the Fund, .45% of the next $50 million of such assets, .40% of the next $100 million of such assets, .35% of the next $400 million of such assets, and .30% of such assets over $800 million. For the month of December 1989. the Series Fund paid MLAM a fee equal to an annual rate of .33% based on $2,656 billion of the aggregate average daily net assets of the series Fund. MLAM has agreed that if in any year the agree gate ordinary expenses (excluding interest, taxes brokerage fees, commissions and extraordinary charges) of any portfolio of the Series Fund exceed the expense limitations then in effect under any state securities law or regulation, it will reduce its fee from such portfolio by such excess and, if required under such laws or regulations, it will reimburse the Fund in the amount of such excess. One or more of the insurance companies investing in the Series Fund has agreed to reimburse the Fund so that the ordinary operating expenses of the portfolios (which includes the monthly advisory fee) do not exceed .50% of the average daily net assets.

The Insurance Company will purchase and redeem shares from the Series Fund at net asset value Shares will be redeemed to the extent necessary for the Insurance Company to provide benefits and to make reallocations under the Policies. Any dividend or capital gain distributions received from a portfolio of the Series Fund will be reinvested at net asset value in shares of that portfolio and retained as assets of the appropriate investment division of the Separate Account.

A brief summary of the investment objectives of each Series Fund portfolio is contained in the description below. More detailed information and the risks associated with each portfolio may be round in the current prospectus for the Merrill Lynch Series Fund, Inc. The investments of each portfolio are subject to the risks of changing economic conditions and the ability of the Series Fund’s management to anticipate such changes. There can be no assurance that these investment objectives will be achieved. In addition, as mentioned above, a Policy’s investment return will also depend upon the owner’s allocation of the investment base.

Money Reserve Portfolio

This portfolio seeks preservation of capital, liquidity and the highest possible current income consistent with the foregoing objectives by investing in short term money market securities.

Intermediate Government Bond Portfolio

This portfolio seeks highest possible current income consistent with the protection of capital afforded by investing in intermediate term debt securities issued or guaranteed by the United States government or its agencies.

Long Term Corporate Bond Portfolio

This portfolio seeks as high a level of current in come as is consistent with prudent investment risk, by investing primarily in fixed income, high quality corporate bonds.

High Yield Portfolio

This portfolio seeks high current income, consistent with prudent management, by investing principally in

16

fixed income securities rated in the lower categories of the established rating services.

Capital Stock Portfolio

This portfolio seeks long term growth of capital and income, plus moderate current income principally by investing in common stocks which are considered to be of good or improving quality or which are thought to be undervalued based on criteria such is historical pace/book value ratios and price/earnings ratios.

Growth Stock Portfolio

This portfolio seeks above average long-term growth of capital by investing primarily in common stocks of aggressive growth companies that are considered to have special growth potential.

Multiple Strategy Portfolio

This portfolio seeks highest total investment return consistent with prudent ask through a fully managed investment policy utilizing equity securities primarily common stocks of large capitalization companies, as well as investment grade intermediate and long term debt securities and money market securities.

Natural Resources Portfolio

This portfolio seeks long term growth of capital and protection of the purchasing power of shareholders’ capital by investing primarily in equity securities of domestic and foreign companies with substantial natural resource assets.

Global Strategy Portfolio

This portfolio seeks high total return by investing primarily in a portfolio of equity and fixed income securities of U.S. and foreign issuers.

Balanced Portfolio

This portfolio seeks a level of current income and a degree of stability of principal not normally available from an investment solely in equity securities and the opportunity for capital appreciation greater than that normally available from an investment solely to debt securities by investing in a balanced portfolio of fixed income and equity securities.

The investment divisions investing in the Natural Resources and Global strategy Portfolios are not available in Maryland.

Resolving Material Conflicts

Shares of the series Fund are available for investment by other Merrill Lynch insurance companies and Monarch. It is possible that differences might arise between our Separate Account and one or more separate accounts of the other insurance companies which invest in the series Fund. In some cases, it is possible that the differences could be considered material conflicts. Such a material conflict could also arise due to changes in the law (such as state insurance law or federal tax law) which could affect these different variable life insurance separate accounts. It could also arise by reason of differences in voting instructions from our policy owners and those of the other insurance companies, or for other reasons. We will monitor events so we can identify how to respond to such conflicts. If such a conflict occurs, we may be required to eliminate one or more divisions of the Separate Account which invest in the Series Fund or substitute a new portfolio for a portfolio in which a division invests. In responding to any conflict, we will take the action which we believe necessary to protect our policy owners.

The Trusts

Merrill Lynch, Pierce, Fenner & smith Incorporated (“MLPF&S”), a subsidiary of Merrill Lynch & Co. will serve as sponsor for each unit investment trust of the Trusts. Because each Trust invests in a fixed portfolio there is no investment manager As sponsor, MLPF&S will sell units of the Trust to the Separate Account. The price of these units will include a transaction charge which will not be paid by the Separate Account upon acquisition but will be paid directly by the Insurance Company to MLPF&S out of the Insurance Company’s general account assets. The amount of the transaction charge paid will be limited by agreement between the Insurance Company and MLPF&S and will not be greater than that ordinarily paid by a dealer for similar securities. The Insurance Company will seek reimbursement for the amounts paid through a daily a set charge which will be made against the assets of investment divisions investing in the Trusts. The amount of this charge is currently equivalent to 34% annually at the beginning of the year. This amount may be increased in the future but in no event will it exceed an effective annual rate of 50%. The charge will be cost-based (taking into account a loss of interest) with no anticipated element of profit for the Insurance Company.

Units of the Trusts will be disposed of to the extent necessary for the Insurance Company to provide benefits and make reallocations under the Polices such units will be sold to MLPF&S, which has committed to maintain a secondary market.

The objective of The Merrill Lynch Fund of stripped (“Zero”) U.S. Treasury securities is to provide safety of capital and a high yield to maturity through investment in any of 18 fixed portfolios consisting primarily of bearer debt obligations issued by the United of America that have been stripped of their un-matured interest coupons A brief summary of the fixed portfolios purchased by each unit investment trust is set forth below More detailed information may be found on the current prospectus for The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury securities.

Since the U.S. Treasury securities has been stripped of their un- matured interest coupons they are purchased at a deep discount If held to maturity, the amount invested will grow to the face value of the securities and, therefore, a compound rate of growth to maturity could be determined for the Trust units The units, however, are held in divisions of the Separate Account, and the charges described under Expenses Charged to All Divisions of the separate Account and “Expenses Charged to Divisions Investing in the Trusts” on pages 21 and 22 must be reflected in the determination of a net return. The net rate of return to maturity thus depends on the compound rate of growth in the units and these underlying charges It does not reflect the charge for the cost of insurance. Since the value of the Trusts’ units will vary daily to reflect the marker value of the underlying securities, the compound rate of growth to maturity and, hence, the net rate of return to maturity will correspondingly vary daily.

17

The value of units of the Trusts prior to maturity is more volatile than that of units of a unit investment trust containing unstripped U.S. Treasury securities of comparable maturities and, since that value will affect death benefits (subject to the Guaranteed Insurance Amount) and cash values under the policy, those values will fluctuate accordingly.

Each of the Trusts listed below contain stripped U.S. Treasury securities maturing on the date specified for each Trust. The net rate of return to maturity for each Trust is as of December 26, 1990.

Trust	Maturity Date	Net Rate of Return to Maturity as of December 26, 1990
1991	August 15, 1991	[ILLEGIBLE]
1992	May 15, 1992	[ILLEGIBLE]
1993	November 15, 1993	[ILLEGIBLE]
1994	August 15, 1994	[ILLEGIBLE]
1995	November 15, 1995	[ILLEGIBLE]
1996	February 15, 1996	- 20%
1997	February 15, 1997	- 29%
1998	February 15, 1998	- 38%
1999	February 15, 1999	- 41%
2000	February 15, 2000	- 48%
2001	February 15, 2001	- 59%
2003	August 15, 2003	- 65%
2005	February 15, 2005	- 65%
2006	February 15, 2006	- 58%
2007	February 15, 2007	- 54%
2008	February 15, 2008	- 66%
2009	February 15, 2009	- 65%
2010	February 15, 2010	[ILLEGIBLE]

Substitution of Investments

If, in one judgment of the Insurance Company management, any of the Series Fund or unit investment trust portfolios referred to above no longer suits the purposes of the Policies due to a change in the portfolios, investment objective or restrictions or if the shares or units should no longer be available for investment, the Insurance Company can substitute shares or units of another portfolio or an entirely separate mutual fund or unit investment trust. But the Insurance Company would get prior approval from the SEC, the Illinois Insurance Department and other regulatory authorities as may be necessary.

The owner may exchange a Policy for a fixed life insurance policy in accordance with state insurance regulations if The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities is terminated or no longer has any units available for investment or the Merrill Lynch Series Fund, Inc.

•	changes its investment adviser: or

•	makes a material change in its investment objectives or restrictions.

The Insurance Company will notify the owner if there is any such change and will describe the terms of the exchange to the fixed life insurance policy at that time. The owner will be able to exchange a Policy within not less than 60 days of receipt of such notice or of the effective date of the change, whichever is later.

HOW POLICY BENEFITS VARY TO REFLECT THE SEPARATE

ACCOUNT’S INVESTMENT RESULTS

The Amount Invested: The Investment Base

Total Investment Base. The total investment base isthe amount that a Policy provides for investment at any time. It is the sum of investment bases or a Policy held in each investment division in the separate Account. The owner selects the divisions in which to place the total investment base Each division invests either in a single portfolio of the Series Fund e.g. the Money Reserve Division invests only in the Money Reserve Portfolio, or in a single unit investment trust of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities, e.g., the 1992 Trust Division invests only in the unit investment trust investing a Treasury securities maturing on February 15, 1992. The total investment base can be allocated among up to any 5 of the 28 investment divisions.

Investment Base In Each Investment Division. On the policy date, the investment base in each division of the Separate Account is the portion of the net premium for the first policy year allocated to that division. The Insurance Company uses the allocation percentages requested in the application by the owner to make this initial allocation For DLI 100L with a premium payment period of 10 years or less. there are limitationson the initial allocation. (See “Allocation of Net Premiums and Investment Base”, page 12, for these limitations and the Insurance Company’s rules if the requested allocation does not comply.)

On each policy anniversary, the portion of the Policy’s investment base in each division equals the proportionate amount of a Policy’s net cash value (see “Cash Value Benefits”, page 12) allocated to that particular division, plus the portion of the net premium applied on that anniversary allocated to that division based on the owner’s instructions.

On each date during a policy year, the portion of the investment base allocated to any particular division will be adjusted to reflect the investment experience of that division (see “Policy’s Rate of Return and Resultant Investment Return”, on this page).

How Investment Base Relates to Cash Value. Except on a policy anniversary, the investment base will exceed a Policy’s net cash value. The net cash value reflects daily adjustment for the cost of insurance protection while the corresponding adjustment for the investment base is made once at the end of a policy year. Thus, the investment base is not a measure of the

18

net cash value to which the owner is entitled except on a policy anniversary

For example: Using DLI 200D illustrated on page 31 and assuming the 8% hypothetical gross annual investment return, the investment base would change as follows from the end of policy year 5 to the end of policy year 6.

(1) Cash Value End of Policy Year 5	$ 8,165
(2) Net Premium	1,639
(3) Investment Base Beginning of Policy Year 6. (1)+(2)	$9,804
(4) Actual Rate of Return	.0709
(5) (3)x(4)	695
(6) Investment Base Immediately Prior to End of Policy Year 6. (3)+(5)	$10,499
(7) Cost of Insurance During Policy Year 6	242
(8) Cash Value and Investment Base End of Policy Year 6 (6) - (7)	$10,257
Figures are rounded to dollars.

Policy Loans Will Change Calculations. A policy loan reduces the total investment base and the investment base in each investment division. On the other hand, repayment of a loan will cause an increase. The Insurance Company will take this into consideration in its calculations (see “Policy Loan”,    page 13).

Policy’s Rate of Return and Resultant Investment Return

The determination of the investment return for a Policy, which is the dollar amount used to buy additional variable insurance (see “Variable Insurance Amount”, page 9), is based upon a Policy’s actual rate of return and the loan rate of return, if any.

Actual Rate of Return. A Policy’s actual rate of return is determined on each policy anniversary It reflects the investment experience of each designated investment division during a policy year and the portion of the total investment base under a Policy in each investment division. The investment experience of an investment division is determined at the end of each valuation period. A valuation period is each business day together with any non-business days before it. A business day is any day the New York Stock Exchange or the New York banks are open for trading and any day in which there is sufficient trading in portfolio securities of the Fund or the Trusts such that the net value of the assets of an investment division might be materially affected.

The investment experience of a division reflects increases or decreases in the net asset value of the under lying Series Fund shares, or the value of units of the Trusts and any charges against the assets in each division (see “Expenses Charged to All Divisions of the Separate Account”, page 21). Units will be valued at the sponsors repurchase price as defined in the prospectus for The Merrill Lynch Fund of stripped a (“Zero”) U. S. Treasury Securities For divisions investing in the Series Fund, the investment experience also reflects any dividend or capital gains distribution declared by the Fund. The Insurance Company follows a consistent method for periods less than a year. The method of calculating the investment experience of a division and the actual rate of return for a Policy has been filed with the SEC A detailed explanation of this method may be obtained from the Insurance Company upon written request.

Loan Rate of Return. If the owner of a policy has borrowed from the Insurance Company under the adjustable loan interest rate (see “Adjustable Loan Interest Rate”, page 14), the Insurance Company will maintain the amount of the policy debt in its general account and credit it at the loan rate of return. The loan rate of return is the adjustable loan interest rate, less a maximum of 75% less than charge which might be assessed for the Insurance Company’s taxes. Currently, no such charge is assessed.

Investment Return for a policy. The determination of the investment return for a policy states on the best day of each policy year and ends on the first day of the next policy year. The investment return for a policy year is the difference between a Policy’s actual rate of return for the policy year and 4.5%(a Policy’s assumed rate of return), multiplied by the total investment base on the first day of the policy year. It a Policy has an outstanding policy debt under the adjustable loan interest rate provision, the investment return for the Policy will be increased by adding the difference between the policy’s loan rate of return and 4.5% multiplied by the outstanding policy debt. The Insurance Company follows a consistent method for periods less than a year. In the example on the previous page, the investment return would be the excess of item (5) or $695 over $441 (4.5% of $9,804), for a total of $254.

There will be a positive investment return for a policy year if a Policy’s actual rate of return is greater than 4.5%, in which case the Variable Insurance Amount increases. Assuming no policy debt under the adjustable loan interest rate provision during the year there will be a negative investment return if the actual rate of return is less than 4.5%, in which case the Variable Insurance Amount decreases, subject to the formula adjustment (see page 10).

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CHARGES AND EXPENSES

Allocation of Net Premium

To support the operations of a Policy, the Insurance Company allocates to the Separate Account an amount (net premium) equal to the annual premium payable for a policy issued in the standard medical risk classification, less charges deducted from that premium. The allocation is made initially, as of the policy date, and at the beginning of each policy year during the premium period (see “Premiums”, page 11).

For example: The Insurance Company would allocate the following amounts for each policy year
	Male 40 Standard Risk Annual Premium
	DLI 100L (Premiums to age 95)
Beginning of Policy Year	$50,526		$1,000	$10,000

1st	$233.57		$479.31	$6793.91
2nd and later	433.81		890.21	9,192.71
	DLI 200D
Beginning of Policy Year	$900.55		$1,000	$10,000
1st	$534.98		$596.45	$163.71
2nd and later	798.47	]	890.21	9192.71

The $505.26, $l,000 and $10,000 annual premiums correspond to face amounts of $25,000, $51,301 and $536,249. respectively for DLI 100L. The $900.55, $1,000 and $10,000 annual premiums correspond to face amounts of $25,000, $27,873 and $289,731 respectively for DLI-200D

Charges Deducted From Premium

The amount allocated to the Separate Account equals the basic annual premium less the charges listed below. The basic annual premium is the annual premium for a Policy issued in the standard medical risk classification less (1) the premiums for any optional insurance benefits and any additional premium amounts for extra mortality risks, and (2) a $35 annual administrative charge. The $35 charge in each policy year is for annual administrative expenses, including premium billing and collection, record keeping, processing death benefit claims, cash value benefits, policy changes and reporting to owners. The Insurance Company does not expect to make a profit from this fee. In certain group or sponsored arrangements, the annual administrative charge may be reduced (see “Group or Sponsored Arrangements”, page 21). For DLI 100L with premium payment periods of less than 20 years, the annual administrative charge may be reduced or eliminated.

Other charges include the following.

Sales Load. A charge (which may be deemed to be a sales load as defined in the 19-10 Act) not to exceed

20% of the basic annual premium in the first policy year and 4% of the basic annual premium thereafter. The sales load will not exceed 9% of the premium payments to be made during the period equal to the lesser of 20 years or the anticipated life expectancy of the insured under the policy based on the 1958 CSO Table. In certain group or sponsored arrangements, the charge for sales load may be reduced (see Group or Sponsored Arrangements, on this page) For DLI 100L with a premium payment period of ten years or less the deduction for sales load for the first policy year grades down to a maximum of 4% for a payment period of Seven years.

The Insurance Company anticipates that the sale load charge may be insufficient to cover the distribution expenses. Any shortfall will be made up from the Insurance Company’s general account which may include amounts derived from mortality gains and risk charges.

Additional First Year Administrative Charge. A charge in the first policy year to cover administrative expenses in connection with issuing a Policy Such expenses include medical examinations attending physicians statements, insurance underwriting costs, and establishing permanent policy records. The Insurance Company does not expect to make a profit from this fee.

The maximum charge for a Policy is $5 for each $1,000 of face amount. The charge per $1,000 of face amount is lower at younger ages and at higher face amounts. In certain group or sponsored arrangements, the first year administrative charge may be reduced (see “Group or Sponsored Arrangements”, on this page).

For Policies which are issued as a result of conversion of the Insurance Company term insurance and therefore which do not require underwriting, the charge will be reduced to reflect these savings. The charge per $1,000 of face amount will be reduced by $1 per $1,000. This reduction in charges will also apply to Policies issued as a result of purchase according to the terms of a Guarantee of Insurability optional benefit included in an Insurance Company policy.

State Premium Tax Charge. 2.25% of the basic annual premium. Premium taxes vary from state to state. The 2.25% rate is the average rate expected to be paid on premiums from all states.

Risk Charge. 1.5% of the basic annual premium, to cover the contingency that the insureds die at a time when the Guaranteed Insurance Amount exceeds the death benefit which would have been payable in the

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absence of such a guarantee. This risk charge is allocated to the Insurance Company’s general account and set up as a reserve.

Charge For the Cost of Insurance

The Policies are life insurance policies Accordingly, a charge for the cost of life insurance is deducted daily in determining the cash value (see Net Cash Value, page 13), while it is deducted from the investment base at the end of each policy year. The cost of insurance rates are based on the 1958 CSO Table. The cost of insurance is computed based upon the amount of insurance provided during the year and the insured’s insurance age and sex (except in Montana, see “Legal Considerations”, page 24).

Group Or Sponsored Arrangements

The sales load, the first year administrative charge, the annual administrative charge, the minimum premium, and the minimum face amount set forth in this prospectus may be reduced for Policies issued in connection with group or sponsored arrangements. In addition, under such group or sponsored arrangements, underwriting classifications set forth in this prospectus may be modified. A group arrangement includes a program under which a trustee, employer or similar entity purchases. Policies covering a group of individuals on a group basis A “sponsored arrangement” includes a program under which an employer permits group solicitation of its employees for the purchase of Policies on an individual basis, often through a voluntary payroll deduction arrangement.

The Insurance Company will reduce these charges in accordance with its rules in effect on the date an application for a Policy is approved. To qualify for such reductions, a group or sponsored arrangement must satisfy certain criteria as to, for example, size and number of years in existence. Generally, the sales contacts and effort, administrative cost, and mortality cost per Policy vary with the size of the group or sponsored arrangement, its stability as indicated by its term of existence and certain characteristics of its members, the purposes for which Policies are purchased, and other factors. The amounts of reductions and the criteria for qualification will reflect the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying group and sponsored arrangements.

The Insurance Company may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification. In no event, however, will group or sponsored arrangements established for the sole purpose of purchasing Policies, or that have been in existence for less than six months, qualify for such reductions. Reductions in these charges will not be unfairly discriminatory against any person, including the affected owners and all other owners of Policies funded by the Account.

Expenses Charged to All Divisions of the Separate Account

Charge for Mortality and Expense Risks. The Insurance Company makes a daily charge to the Separate Account for mortality and expense risks assumed by the Insurance Company. The amount of this charge is computed at an effective annual rate of 50% at the beginning of the year.

The mortality risk assumed is that insureds may live for a shorter period of time than estimated and therefore, a greater amount of death benefits than expected will be payable. The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than estimated. The Insurance Company will realize a gain from this charge to the extent it is not needed to provide for benefits and expenses under the Policies.

Charges for Income Taxes. Currently no charge is made to the Separate Account for company Federal income taxes that may be attributable to the Separate Account. However, the Insurance Company may make such a charge in the future Charges for other taxes, if any, attributable to the Separate Account may also be made (see “Charge For the Insurance Company’s Income Taxes”, page 24).

Expenses Charged to Divisions Investing in the Trusts

Asset Charge. The Insurance Company makes a daily asset charge against the assets of each investment division investing in a unit investment trust. This charge is to reimburse the Insurance Company for the transaction charge paid directly by the Insurance Company to MLPF&S on the sale of the units to the Separate Account. The Insurance Company pays these amounts from general account assets. The amount of the asset charge is currently equivalent to .34% annually at the beginning of the year. This amount may be increased in the future but in no event will it exceed an effective annual rate of .50%. The charge will be cost- based (taking into account a loss of interest) with no anticipated element of profit for the Insurance Company.

Guarantee of Premiums and Certain Charges

The Insurance Company guarantees, and may not increase, the amount of premiums, charges deducted from premiums, the rates for the cost of insurance, the charge to the Separate Account for mortality and expense risks, and the maximum asset charge to divisions investing in a unit investment trust.

Other Charges

The Separate Account purchases shares of the Series Fund at net asset value. The net asset value of those

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shares reflects advisory fees already deducted from the assets of the Series Fund. Those fees are described in the prospectus for the Series Fund. The Insurance Company will reimburse the Series Fund so that the ordinary operating expenses of the portfolios (which includes the monthly advisory fee) do not exceed 50% of the average daily net assets (see Investments of the Separate Account page 16).

Certain fees, including the bank trustee’s and the evaluator’s fees, will be charged against the unit investment trusts of The Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities One interest bearing Treasury security will be deposited in each Trust to provide income with which to pay the expenses of the Trust. These fees and expenses are described in the prospectus for The Merrill Lynch Fund of Stripped (“Zero”) U. S. Treasury Securities.

SERVICING AGENT

We have an Administrative Services Agreement with Monarch under which it provides administrative services for all of our variable life policies such as policy underwriting and issue, policyowner service and the administration of the Separate Account.

DISTRIBUTION AGREEMENT AND OTHER CONTRACTUAL ARRANGEMENTS

Distribution Agreement. MLPF&S is principal underwriter (distributor) of the policies, as well as for other policies issued through the Separate Account. It is registered with the SEC as a broker dealer and is a member of the National Association of Securities Dealers. We pay MLPF&S for acting as principal under writer under a distribution Agreement.

Sales Agreements. The Insurance Company has sales agreements with various organizations including ML Life Agency Inc. in Texas. Merrill Lynch Lite Agency Ltd. in Mississippi and various Merrill Lynch Lite Agencies elsewhere Under these agreements, applications for the policies are solicited by financial consultants of

MLPF&S, the broker dealer The financial consultants are authorized under applicable state regulations to sell variable life insurance as agents of MLPF&S.

The maximum commission as a percentage of a premium payable to qualified registered representatives will, in no event, exceed 3.5% In addition, the organizations described above will also receive override payments and may be reimbursed under MLPF&S expense reimbursement allowance program for portions of expenses incurred.

Reinsurance. We intend to reinsure some of the risks we assume under the Policies.

TAX CONSIDERATIONS

Policy Proceeds

The Policies should receive the same Federal income tax treatment as fixed life insurance. As such, (a) the death benefit thereunder is excludable from the gross income of the beneficiary under Section 101(a)(1) of the Internal Revenue Code (“Code”) and (b) the policyowner is not deemed to be in constructive receipt of the cash values, including increments thereof, under a Policy until actual surrender thereof. The Insurance Company believes that a Policy meets the statutory definition of life insurance and hence will receive the same tax treatment as fixed life insurance.

Diversification. Section 817(h) of the Internal Revenue Code provides that separate account investments for the investments of a mutual fund the shares of which are owned by separate accounts of insurance companies) underlying the contract must be “adequately diversified” in accordance with Treasury regulations in order for the contract to qualify as life insurance. The Treasury Department has issued temporary regulations prescribing the diversification requirements in connection with variable contracts. The Separate Account, through the Series Fund, intends to comply with these requirements. Although we don’t control the Series Fund, we intend to monitor the investments of the Series Fund to ensure compliance with the requirements prescribed by the Treasury Department.

In connection with the issuance of the diversification regulations, the Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which a policyowner’s control of the investments of a separate account may cause the policyowner, rather than the insurance company, to be treated as the owner of the assets of the account. If the policyowner is considered the owner of the assets the Separate Account, income and gains from the account would be included in the policyowner’s gross income.

The ownership rights under this policy are similar to but different in certain respects from, those described

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by the IRS in rulings in which it determined that the policyowners were not owners of separate account assets. For example, the owner of this policy has additional flexibility in allocating premiums and cash values. These differences could result in the policyowner being treated as the owner of the assets of the separate account. In addition the Insurance Company does not know what standards will be set forth in the regulations or rulings which the Treasury has stated it expects to be issued. We therefore reserve the right to modify this policy as necessary to attempt to prevent the policyowner from being considered the owner of the assets of the Separate Account.

Tax Treatment of Policy Loans and Other Distributions. Federal Tax Law establishes a new class of life insurance policies referred to is modified endowment contracts A modified endowment contract is any contract which satisfies the definition of life insurance set forth in Section 7702 of the Code but fails to meet the 7-pay test. This test applies a cumulative limit on the amount of premiums that can be paid into a contract each year in the first seven contract years in order to avoid modified endowment contract treatment.

Loans from, as well as collateral assignments of, modified endowment contracts will be treated as distributions to the policyowner. All pre-death distributions (including loans and collateral assignments) from these policies will be included in gross income on an income first basis to the extent of any income in the policy immediately before the distribution.

The law also imposes a 10% penalty tax on pre-death distributions (including loans, collateral assignments and complete surrenders) from modified endowment contracts to the extent they are included in income, unless such amounts are distributed on or after the taxpayer attains age 58 1/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer’s life (or life expectancy) or over the joint live, (or joint life expectancies) of the taxpayer and his beneficiary.

These provisions apply to policies entered into on or after June 21, 1988. However, a policy that is not originally classified as a modified endowment contract can become so classified if a material change is made in the policy at any time. A material change includes, but is not limited to. a change in the benefits that was not reflected in a prior 7-pay test computation. Certain changes made to your policy may cause it to become subject to these provisions. We believe that these changes include your contractual right to make certain additional premium payments. You may choose not to exercise this right in order to preserve your policy’s current tax treatment. If you do preserve your policy’s current tax treatment, policy loans will be considered your indebtedness and no part of a policy loan will constitute income to you. In addition, pre-death distributions will generally not be included in gross income to the extent that the amount received does not exceed your investment in the policy.

Any policy received in exchange for a modified endowment contract is considered a modified endowment contract.

If there is any borrowing against your policy, whether a modified endowment contract or not the interest paid on loans may not be tax deductible.

Aggregation of Modified Endowment Contracts. In the case of a pre death distribution (including loans, collateral assignments and surrenders) from a policy that is treated as a modified endowment contract. a special “aggregation” requirement may apply for purposes of determining the amount of the “income on the contract Specially if the Insurance Company or any of its affiliates issue to the same policyowner more than one modified endowment contract within a 12 month period then for purposes of measuring the “income on the contract” with respect to a distribution from any of those contracts, the “income on the contract” for all such contracts will be aggregated and attributed to that distribution.

Other Transactions. The right to change insureds described on page 35 may have tax consequences depending on the circumstances of such change. The exchange right described on pages 13 and 16 and the right to change to an attained age single premium variable life insurance policy described on page 36 will have no tax consequences pursuant to Section 1035(a)(1) of the Internal Revenue Code (assuming no policy debt).

Other Taxes. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each owner or beneficiary.

Pension Business. In certain HR 10 and corporate pension trust arrangements the Policies may be used on an individually written basis (see discussion below for applicable tax charges).

Prepayment Account. If premiums are prepaid, interest credited to the prepayment account will be taxable under current IRS guidelines.

Ownership of Policies by Non-Natural Persons. The above discussion of the tax consequences arising from the purchase, ownership, and transfer of a policy has assumed that the owner of the policy consists of one or more individuals. Organizations exempt from taxation under Section 501(a) of the Code may be subject to additional or different tax consequences with respect to transactions such as policy loans. Further, organizations purchasing policies covering the life of an individual who is an officer or employee of. or is financially interested in, the taxpayer’s trade or business, may be unable to deduct all or a portion of the interest or premiums paid with respect to such policies. Such organizations should obtain tax advice prior to the acquisition of a policy and also before entering into any subsequent changes to or transactions under the policy.

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The above discussion is not intended as tax advice For tax advice you should consult a competent tax adviser Although our tax discussion is based on our understanding of Federal income tax laws as they are currently interpreted, we can’t guarantee that those laws or interpretations will remain unchanged.

Charge for the Insurance Company’s Income Taxes

The Insurance Company does not expect to incur any Federal income tax liability that would be chargeable to the Separate Account Based on this expectation, no charge is being made currently to the Separate Account for company Federal income taxes.

The Insurance Company will review the question of recharge to the Separate Account for company Federal income taxes periodically Such a charge may be made in future years for any Federal Income taxes incurred by the Insurance Company that would be attributable to the Separate Account. This might become necessary if there are changes made in the Federal income tax treatment of variable life insurance at the company level, or if there is a change in the Insurance Company’s tax status.

The Insurance Company anticipates that, if a charge becomes necessary, the amount of such charges, as adjusted from time to time, would be accumulated on a daily basis and transferred out of each investment division and into its general account on a monthly basis Any investment earnings during a month on any tax charges accumulated in an investment division would be retained by the Insurance Company.

Such tax charges, if they are imposed, would not be made under Policies issued in connection with the pension arrangements described on this page

Under current laws, the Insurance Company may incur state and local taxes on addition to premium taxes in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made.

LEGAL CONSIDERATIONS

In 1983 the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under in employees deterred compensation plan could not under Title VII of the Civil Rights Act of 1964, vary between men and women in that case, the Court applied its decision only to benefits derived from contributions made on or after August 1, 1983 subsequent decisions of lower Federal courts indicate that in other factual circumstances the Title VII prohibition of sex-distinct benefits may apply to contributions made before that date. In addition, legislative, regulatory or decisional authority of some states may prohibit use of sex distinct mortality tables under certain circumstances. The policies offered by this prospectus are based upon actuarial tables which distinguish between men and women. As a result, policies pay different benefits for men and women of the same age Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program (including the group or sponsored arrangements described on page 21)

The State of Montana prohibits the use of actuarial tables that distinguish between men and women in determining premiums and policy benefits for policies issued on the life of its residents. Therefore, Policies offered by this prospectus to insure residents of Montana will have premiums and benefits which are based on actuarial tables that do not differentiate on the basis of sex.

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Management

Our directors and their positions with the Insurance Company are as follows:

Name	Position Held
THOMAS PATRICK	President & Chief Executive Officer
KENNETH KACZMAREK	Senior Vice President &
Chief Financial Officer
JAMES ENTRINGER	Senior Vice President
DAVID DUNFORD	Senior Vice President
BARRY SKOLNICK	Senior Vice President & General Counsel
MARIANNE KEARNS	Vice President and Treasurer
JOHN EHRENBERG	Director
CHARLES HALL	Director
NICOLAS MCCLANAHAN	Director
JOHN ZWALD	Director

All of the directors have held various executive positions with the insurance subsidiaries of Merrill Lynch & Co. Inc. (the Insurance Subsidiaries”) for the past five years unless noted below.

Mr. Patrick joined the Insurance Subsidiaries in November of 1990. Since July of 1989 he has been the Executive Vice President of Merrill Lynch & Co. Inc. (“Merrill Lynch”) and was Chief Financial Officer of Merrill Lynch from July of 1989 to November of 1990. He was an investment banker with MLPF&S from February of 1972 to July of 1989. Mr. Kaczmarek joined the Insurance Subsidiaries in November of 1988. Prior to November of 1988, he served as Senior Vice President and Chief Financial Officer of Blue Cross of California. Mr. Entringer joined the Insurance Subsidiaries in June of 1987. Prior to 1987, he served as Senior Vice President of MLPF&S. Mr. Dunford joined the Insurance Subsidiaries in September of 1989. Prior to that he held the position of Vice President with Travelers Corp., the parent of the Travelers Insurance Company. Mr. skolnick joined the Insurance Subsidiaries in November of 1989. Since July of 1984, he has served as Senior Counsel of Merrill Lynch. Mr. Ehrenberg has been a director of the Insurance Subsidiaries since October of 1987. Since December of 1982 he has been President and Chief Executive Officer of BHP, Inc., a company which manufactures motion picture film and video tape post- production equipment. Mr. Hall has been a director of the Insurance Subsidiaries since 1989 He has been President of Trust Company of America, a subsidiary of Merrill Lynch, since 1984. Mr. McClanahan has been a director of the Insurance Subsidiaries since 1989. He has been Senior Vice President of Merrill Lynch since 1971. Mr. Zwald has been a director of the Insurance Subsidiaries since 1989. He has been a Vice President of MLPF&S since 1981.

Our officers who are not directors but report to the President are:

Name	Office Held
MARK SCHMIDT	Vice President & Controller
ROBERT BORDEMAN	Vice President
JOHN CIRINCION	Vice President
EILEEN DYSON	Vice President
CHARLES HARABURDA	Vice President
JOHN HELE	Vice President
JOANNE KUESTER	Vice President
JULIA RAVEN	Vice President
JAMES KAUFMAN	Vice President
JENNIFER STOCKMAN	Secretary
THOMAS J. THATCHER	Vice President
CHETLUR RAGAVAN	Vice President

All of the officers have been with the Insurance Subsidaries for more than five years, except those officers noted below.

Mr. Schmidt has been with the Insurance Subsidiaries since May of 1989. From September of 1987 to April 1989, he was the Manager of Blue Cross of California. From February 1986 to September of 1987. he was the Senior Financial Accountant at American Family Life Insurance Company. Mr. Bordeman has been with the Insurance Subsidiaries since November of 1990. From February of 1988 to November of 1990, he was the Corporate Controller of Blue Cross of California From January of 1983 to February1988, he was the Chief Financial Officer of the Insurance Company of Illinois. Ms. Kuester has been with the Insurance Subsidiaries since September of 1990, From November of 1987 to September of 1990, she was a Financial Planning Analyst with MLPF&S. From March of 1983 to November of 1987. she was a financial planning analyst at Home Life Insurance Company Mr. Kaufman joined the Insurance Subsidiaries in October of 1988. From July of 1987 to October of 1988, he was manager and partner with Ekon Financial Consultants. Before that he was an insurance agent with Hubeck & Associates. Mr. Cirincion joined the Insurance Subsidiaries in December of 1989, From February of 1981 to November of 1989. he was Senior Vice President and General Counsel of the National Benefit Life Insurance Company. Mr. Hele joined the Insurance Subsidiaries in September of 1990. From July of 1988, to September of 1990, he was Business Unit Chief Actuary of MLPF&S. From October of 1986 to July of 1988, he was an Assistant Vice President of Crown Life Insurance Company. From April of 1985 through September of 1987, he was a director of Actuarial Services with the Crown Life Insurance Company. Mr. Ragavan joined the Insurance Subsidiaries in September of 1990. Previously he was a Vice President at Merrill Lynch Capital Markets. Ms. Raven has been with the Insurance Subsidiaries since September of 1990. From 1983 to August of 1990, she was the Controller of Diversified Financial Services at MLPF&S.

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VOTING RIGHTS

Right to Instruct Voting of Series Fund Shares

In accordance with its view of present applicable law, the Insurance Company will vote the shares of each of the ten portfolios of the Series Fund held in the Separate Account at regular and special meetings of the shareholders of the series Fund based on instructions received from persons having the voting interest in corresponding investment divisions of the Separate Account. However it the Investment Company Act of 1940 or any regulations thereunder should be intended or it the present interpretation thereof should change, and as a result the Insurance Company determines that it is permitted to vote the shares of the series Fund in its own right, it may elect to do so.

The person having the voting interest under a Policy is the owner. The number of shares held in each investment division attributable to each owner is determined by dividing a Policy’s investment base in that division, if any, by the net asset value of one share in the portfolio of the series Fund in which that investment division invests Fractional votes will be counted Owners of Policies continued in effect as reduced paid up or extended term insurance will not have any vote.

The number of shares which a person has the right to vote will be determined as of a date to be chosen by the Insurance Company, but nut more than 90 days before the meeting of the Series Fund Voting instructions will be solicited by written communication at least 14 days before such meeting.

Series Fund shares held in each investment division for which no timely instructions are received will be voted by the Insurance Company in the same proportion as the voting instructions which are received for all Policies participating in each investment division.

Each owner having a voting interest will receive periodic reports relating to the Series Fund, proxy material and a form for giving voting instructions

Disregard of Voting Instructions

The Insurance Company may when required be state insurance regulatory authorities disregard voting instructions it the instructions require that the shares be voted so as to cause change in the sub-classification or investment objectives of the Series Fund or one or more of its portfolios or to approve or disapprove in investment advisory contract for a portfolio of the Fund. In addition, the Insurance Company itself may disregard voting instructions in favor of changes initiated by an owner in the investment policy or the investment adviser of a portfolio of the Series Fund it the Insurance Company reasonably disapproves of such changes. A change would be disapproved only if the proposed change is company to state law or prohibited by state regulatory authorities or the Insurance Company determined that the change would have in adverse effect on its general account in that the proposed investment policy for a portfolio may result in overly speculative or unsound investments In the event the Insurance Company does disregard voting instructions a summary of that action and the reasons for such action will be included in the next semiannual report to policy owners.

REPORTS

In each policy year (except while a Policy is continued as reduced paid up or extended term insurance), a statement will be sent to the owner setting forth the death benefit, cash value and any policy debt (and interest charged for the preceding policy year) as of the first day of such year In addition, the report Will indicate the allocation of the investment base among the investment divisions as of the first day of the year.

An owner will be sent a semiannual report containing a financial statement for the separate Account and a list of the portfolio securities of the Series Fund, is required by the Investment Company Act of 1940.

STATE REGULATION

The Insurance Company is subject to regulation and supervision by the Insurance Department of the State of Illinois which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. The Policies have been approved by the Insurance Department of the State of Illinois and in other jurisdictions.

The Insurance Company is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

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LEGAL PROCEEDINGS

As an insurance company, we are ordinarily involved in various kinds of routine litigation that in our judgment, is not of material importance in relation to our total assets. None of such litigation relates to the separate Account.

LEGAL MATTERS

The legal validity of the Policies described in the Prospectus has been passed on by Barry Skolnick. General Counsel of the Insurance Company. The law

firm of Rogers & Wells of New York. New York has passed on certain matters relating to the Federal securities laws.

ADDITIONAL INFORMATION

A Registration statement under the securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This Prospectus does not include all the information set forth in the Registration statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. The ommited information may be obtained at the SEC’s principal office in Washington. D.C. upon payment of the SEC’s prescribed fees.

EXPERTS

The financial statements of the Insurance Company and the financial statements of the Separate Account of the Insurance Company appearing in this Prospectus and Registration statement have been audited by Deloitte & Touche, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Actuarial matters included in this prospect is have been examined by D. Alan Little, U.S.A., M.A.A.A of Coopers & Lybrand as stated in his opinion filed as an exhibit to the Registration Statement.

*Financial Statements included in the October 1, 1991 Directed Life prospectus have not been re-filed here.

**Appendix “Illustrations of Death Benefits, Cash Value and Accumulated Premiums” included in the October 1, 1991 Directed Life prospectus has not been re-filed here.

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APPENDIX B—OTHER POLICY PROVISIONS

Income Plans

The owner may choose one or more income plans during the insured’s lifetime. If, at the time of the Insured’s death, no plan has been chosen for paying death benefit proceeds, the beneficiary may choose a plan within one year. For each plan the Insurance Company will issue a separate written agreement putting the plan into effect.

The Insurance Company’s approval is needed for any plan where:

•  the person named to receive payments is other than the owner or beneficiary or

•  the person named is not a natural person, such as a corporation; or

•  any income payment would be less than$25.

Deposit Option. Left on deposit with the Insurance Company with interest payable at a rate of not less than 3% per year.

lnstallment Option, Fixed Period. Payable in installments for up to 30 years, including interest at 3% per year; any interest in excess of 3% is payable at the end of each installment year.

Installment Option, Fixed Amount. Payable in installments until proceeds applied under the option and interest on unpaid balance at not less than 3% per year are exhausted.

Life Income Option. Period Certain. Payable in monthly installments until later of death of a named person or end of period which may be either 10 or 20 years.

Joint Life Income. Payable in monthly installments as long as at least one of two named persons is living. While both are living, installments are at the full amount. When only one is alive, Installments are at 2/3 of the full amount. Under this option, it is possible that only one payment will be made if both named persons die before the second monthly installment is paid or that only two payments will be made if both die before the third payment, and so forth.

Annuity Plan. Applied to purchase any single premium annuity the Insurance Company is offering on the effective date of the income plan, at a rate that is 3% less than new annuitants pay.

Optional Insurance Benefits

On payment of an additional premium and subject to certain age and insurance underwriting requirements, one or more of the following optional benefits may be included in a Policy. These benefits may not be available if the premium payment period for DLI-100L is less than to age 95.

Waiver of Premium. Provides for waiver of premiums during the total disability of the insured if the disability lasts for at least 4 months.

Accidental Death Benefit. Provides additional insurance if death results from accidental bodily injury.

Guarantee of Insurability. Provides that the insured can purchase additional insurance at certain future dates without evidence of insurability.

Pay or Benefit. This benefit added to a Policy issued to a minor will provide that the premiums will be waived until the insured is age 25 in case the premium pay or dies or during the total disability of the pay or, if the disability lasts for at least 4 months.

Increasing Term Rider. Provides additional one year renewable term insurance for increasing amounts.

Other Term Insurance Benefits. Provides for various forms of term insurance.

These benefits are in addition to the 10 year Renewable Term Rider described previously (see “Premiums”, page 11).

Other Important Provisions

Owner. The owner of a Policy is the insured unless another owner has been named in the application. If someone else is named as owner that person has the rights and options described in the Policy.

An owner other than the insured may name a contingent owner. The owner may want to do this in case he or she dies before the insured. Ownership of a Policy would then pass to the contingent owner, If there is no contingent owner, ownership would pass to the owner’s estate.

Beneficiary. The beneficiary is the person to whom the Insurance Company pays the proceeds upon the insured’s death The Insurance Company pays the proceeds to the primary beneficiary. It the primary beneficiary has died, the proceeds are paid to any contingent beneficiary. It there is no surviving beneficiary, the Insurance Company pays the proceeds to the insured’s estate.

Two more person may be names as primary beneficiaries or contingent beneficiaries in that case the Insurance Company will assume the proceeds are to be paid in equal shares to the surviving beneficiaries. The owner can specify other than equal shares. The owner can reserve the right to change beneficiaries. If the owner doesn’t reserve this right, the owner and primary beneficiary must act together to exercise the rights and options under a policy.

Incontestability. The Insurance Company relies on the statements made in the application. Legally, they are considered representations, not warranties. The Insurance Company can contest a policy it any material statement in the application is false and a copy of that application is attached to a policy.

The Insurance Company won’t contest a policy after it has been in effect during the insured’s lifetime for two years from the date of issue.

Change of Insured. The owner may change a Policy for the same version of the policy on the life of a new insured, if no premiums are overdue and no premiums are being waived. The change will be subject to evidence of insurability and will not be available where the new insured is subject to a higher premium charge for extra mortality risk. The owner of the original Policy will be the owner of the new policy and the new policy will have a policy date that is the same as the original. Premium rates tor the new policy will be those in effect on the policy date for that policy and for the new insured’s age and sex at the date and the underwriting class determined at the date of change. The face amount of the new policy will be the same as

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the original. Where a negative Variable Insurance Amount exists, however, the face amount will be reduced and the Variable Insurance Amount for the new policy at the anniversary date immediately prior to or coincident with the change date will be set to zero. The cash value of the new policy will equal the cash value of the original less a charge for administrative expenses incurred by the insurance Company in making the change. No other adjustments or charges are made at the time of change.

Change to Attained Age Single Premium Variable Life Insurance Policy. Subject to the Insurance Company’s rules and the Insurance Company’s having obtained applicable regulatory approvals if any, the owner may change this Policy to an Attained Age Single Premium Variable Life Insurance policy at the in insured’s then current age and with a policy date equal to the date of change The change will not be subject to evidence of insurability. The face amount resulting from such a change will be less than the death benefit under this Policy and will equal the face amount of insurance under a Single Premium Variable Life Insurance policy, purchased at the insured’s age at the date of change, having a single premium equal to the Policy’s net cash value less a 15% risk charge. The risk charge covers the establishment of a new Guaranteed Insurance Amount and the contingency that the insureds die at a time when that Guaranteed Insurance Amount exceeds the death benefit which would have been payable in the absence of such a guarantee. No other charges are imposed at the time of change.

Beneficiary Insurance Purchase. At the death of the insured, the beneficiary of record of a Policy, if the spouse of the insured, may, subject to the Insurance Company’s rules, use all or part of the proceeds of the Policy to purchase a Single Premium Variable Life Insurance policy on the life of the beneficiary. To do so, the proceeds must have been otherwise payable to the beneficiary in a single sum. A satisfactory written request must be received by the Insurance Company within 90 days of the death of the insured and while the beneficiary is still living. Any part of the proceeds not used to buy the new policy will be paid to the beneficiary in a single sum.

The new policy will have an issue date and policy date as of the date the written request is received by the Insurance Company. The policy’s face amount will be based on the standard-medical premium rates being used by the Insurance Company as of the policy date for the sex and attained age at the nearest birthday of the beneficiary. The new policy will not have a formula adjustment. The face amount acceptable without evidence of insurability will be limited to the lesser of $1,000,000 and (ii) the single premium applied plus $250,000. The premium for the new policy will be lower than the premium for a similar policy that the beneficiary could purchase from the Insurance Company without the benefit of this provision because no sales load will be charged.

Error in Age or Sex. If an age or sex as stated in the application is wrong, it could mean the premium amount is wrong. Therefore, amounts payable under a Policy or its riders will be what the premiums actually paid would have bought at the true age or sex.

Issue Age. The Insurance Company determines the issue age based on the insured’s age on the birthday nearest the Policy’s policy date.

Suicide. If the insured commits suicide within two years from the date of issue, the Insurance Company will pay only a limited benefit. The limited benefit will be the amount of premiums paid for a Policy, minus any policy debt.

Payments and Deferment. If premiums are not in default for more than three months, payment of the death benefit, net cash value or loan proceeds will be made within days after receipt at the Service Center of all documents required for such payments.

However, the Insurance Company may deter the determination or payment of such amounts if the effective date for determining such amounts tails within the period during which:

•  The disposal or valuation of the series fund shares or the units of the Trusts held in the Separate Account is not reasonably practicable because the New York Stock Exchange is closed (other than customary weekend and holiday closings) or conditions are such that, under the SEC’s rules and regulations, trading is restricted or an emergency is deemed to exist or

•  the SEC by order permits postponement of such actions for the protection of the Insurance Company policy-holders.

Under a policy being continued as reduced paid up or extended term insurance, payment of the cash value or loan proceeds may be deterred by the Insurance Company for up to 6 months after receipt of a request therefore Interest will be accrued at an annual rate of 3% if such determent extends beyond 30 days.

In the case of the payment of death benefit proceeds, the Insurance Company will add interest from the date of death to the date of payment at an annual rate of at least 3%.

Telephone Requests. A telephone request for a policy loan or a reallocation received before 4 p.m. (EST) will be processed the same day. For any call received after 4 p.m. (EST) the request will be processed the following business day.

Assignment. The owner can assign a Policy as collateral security for a loan or other obligation. This does not change the ownership. But the owner’s rights and any beneficiary’s rights are subject to the terms of the assignment. To make or release an assignment, the Insurance Company must receive written notice at the Service Center. The Insurance Company is not responsible for the validity of any assignment.

Dividends. The Policies are classified as non-participating. This means that they do not provide for dividend payments. Unlike participating fixed life insurance where a significant portion of dividend payments is attributable to the insurer’s investment earnings, the investment return under the Policies is reflected in benefits.

The description in this prospectus of Policy provisions is qualified by reference to specimens of the Variable Life Insurance Policies which have been filed as exhibits to the Registration Statement.

PART II

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

INDEMNIFICATION

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(f) (2) (A)

Transamerica Life Insurance Company represents that the aggregate charges under the Contracts are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

PART II

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

INDEMNIFICATION

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(f) (2) (A)

Transamerica Life Insurance Company represents that the aggregate charges under the Contracts are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

CONTENTS OF THE REGISTRATION STATEMENT

●	The facing sheet
●	The prospectus supplement consisting of 14 pages
●

Audited financial statements (statutory basis) as of December 31, 2018, and December 31, 2017, and for the years ended December 31, 2018, 2017 and 2016 for Transamerica Life Insurance Company, and related auditor’s reports

●

Audited financial statements (U.S. GAAP basis) as of December 31, 2018, and for the years ended December 31, 2018, and December 31, 2017, for Merrill Lynch Life Variable Life Separate Account II and related auditor’s report

●	Historical Documents
➢	Prospectus for Prime Plan IV dated May 1, 1998
➢	Prospectus for Prime Plans I-III, dated May 1, 1993
➢	Prospectus for Directed Life, dated January 2, 1991
●	Part II
●	The signatures
●	The following exhibits:

Exhibit
1. A.	(1)	(a)	Resolution establishing the separate account.

		(b)	Resolution of TLIC Board authorizing Plan of Merger & attached Plan of Merger. Filed herewith

		(c)	Resolution of Transamerica Advisors Life Insurance Company Board authorizing Plan of Merger. Filed herewith

	(2)	Not Applicable.

	(3)	(a)	Amended and Restated Principal Underwriting Agreement between Transamerica Capital, Inc. and Transamerica Life Insurance Company, on its own and on behalf of the Separate Account.

		(b)	Form of Broker/Dealer and Sales Agreement.

	(4)	Not Applicable.

	(5)	(a)	Specimen Flexible Premium Variable Life Insurance Policy:
(1) Annual Premium Version.

(2) Single Premium Version.

(3) Annual Premium Level Death Benefit Version.

(4) Single Premium Variable Life Insurance Policy.

	(b1)	Policy Rider.

	(b2)	Form of Change of Insured Privilege.

	(b3)	Policy Amendment Rider Loan Interest.

	(b4)	Policy Amendment Rider Increase in Investment Base.

	(b5)	Single Premium Term Rider.

	(b6)	Policy Amendment Rider Adjustable Loan Interest Rate.

	(b7)	Policy Amendment Rider Additional Investment Division.

	(b8)	Policy Amendment Rider Investment Divisions of the Unit Investment Trust.

	(b9)	Increase in Guaranteed Insurance Amount Rider.

	(b10)	Beneficiary Insurance Purchase Rider.

	(b11)	Policy Amendment Rider Right to Examine This Policy.

	(c)	Certificate of Assumption.

	(d)	Company Name Change Endorsement.

(6)	(a)	Articles of Incorporation of Transamerica Life Insurance Company.

	(b)	Bylaws of Transamerica Life Insurance Company.

(7)	Not Applicable.

(8)	(a)	Form of Participation Agreement (Alliance).

	(a)(1)	Amendments to Participation Agreement (Alliance).

(a)(2)	Form of Amendment to Participation Agreement (Alliance).

(a)(3)	Amendment to Participation Agreement (AllianceBernstein).

(a)(4)	Revision to Schedule A of Participation Agreement (AllianceBernstein).

(b)	Form of Participation Agreement (BlackRock.)

(b)(1)	Participation Agreement (BlackRock).

(b)(2)	Amendment to Participation Agreement (BlackRock).

(c)	Participation Agreement (AIM/Invesco).

(c)(1)	Amendment to Participation Agreement (AIM/Invesco).

(c)(2)	Form of Amendment to Participation Agreement (AIM/Invesco).

(c)(3)	Amendment to Participation Agreement (AIM/Invesco).

(d)	Amended and Restated Participation Agreement (MFS).

(e)	Form of Rule 22c-2 Shareholder Information Agreement (AIM/Invesco).

(f)	Form of Rule 22c-2 Shareholder Information Agreement (AllianceBernstein).

(g)	Form of Rule 22c-2 Shareholder Information Agreement (BlackRock).

(h)	Form of Rule 22c-2 Shareholder Information Agreement (MFS).

(9)	None.

(10)	None.

(11)	Memorandum Describing the Insurance Company’s Issuance, Transfer and Redemption Procedures. Filed herewith

(12)	Opinion of counsel as to the legality of the securities being registered. Filed herewith

(13)	None.

(14)	None.

(15)	Auditors’ Consent. Filed herewith

(16)	Powers of Attorney on behalf of: Blake S. Bostwick; Eric J. Martin; Mark W. Mullin; Jay Orlandi;
David Schulz;C. Michiel van Katwijk. Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Merrill Lynch Life Variable Life Separate Account II, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Denver and in the State of Colorado, on this 1st day of July 2019.

MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II
(Registrant)

Transamerica Life Insurance Company
(depositor)

By: Blake S. Bostwick
Director and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on July 1, 2019:

Signatures	Title	Date

* Blake S. Bostwick	Director and President	July 1, 2019

* Eric J. Martin	Controller, Senior Vice President and Assistant Treasurer	July 1, 2019

* Mark W. Mullin	Director and Chairman of the Board	July 1, 2019

* Jay Orlandi	Director, Executive Vice President, Secretary and General Counsel	July 1, 2019

* David Schulz	Director, Chief Tax Officer and Senior Vice President	July 1, 2019

* C. Michiel van Katwijk	Director, Executive Vice President, Chief Financial Officer and Treasurer	July 1, 2019

/s/ Brian Stallworth Brian Stallworth	Attorney-in-Fact	July 1, 2019

EXHIBIT INDEX

1. A. (1)(b)	Resolution of TLIC Board authorizing Plan of Merger & attached Plan of Merger
1. A. (1)(c)	Resolution of Transamerica Advisors Life Insurance Company Board authorizing Plan of Merger
1. A. (11)	Memorandum Describing the Insurance Company’s Issuance, Transfer and Redemption Procedures
1. A. (12)	Opinion of Counsel as to the legality of the securities being registered
1. A. (15)	Auditor’s Consent
1. A. (16)	Powers of Attorney